2011 Annual Report

Protective.

Protective. Our mission is in our name. We protect the financial future of our customers and those who depend upon them. By helping people protect their tomorrow, we free them to embrace and enjoy their lives today. Our vision is clear. Our strategy is in motion. Our future is bright.

To Our Share Owners

By most measures, 2011 was an outstanding year for our Company. Our team's hard work and discipline produced strong financial results across the board even in the face of strong headwinds arising from extremely low interest rates, a tenuous recovery in the U.S. economy and financial distress in the Euro Zone.

Financial highlights for the year include:

- Fully diluted operating earnings per share of $3.65, a 34% increase over 2010.
- Net income of $339 million, a record level and up 30% over 2010.
- Operating income return on average equity of 10%, up 1.8% from our operating income return on average equity in 2010.
- Total adjusted statutory capital of $2.9 billion, a record level, even after we committed more than $500 million on two acquisitions at year-end 2010 and in April 2011.
- A risk based capital ratio at year-end of 433%, well above our plan.
- Continued high credit ratings with a stable outlook from the four major rating agencies.
- Reinitiation of our share repurchase program, acquiring 4.1 million shares, which represented 4.8% of total outstanding shares at the beginning of the year.
- Continued improvement in asset quality; at year-end only about 5% of securities in our investment portfolio were rated below investment grade under regulatory standards.
- Successful progress to integrate the Liberty Life and United Investors acquisitions, adding about $59 million to pre-tax operating earnings for the year.
- Solid earnings results, with sales on or ahead of our plans in the Life Marketing, Annuities and Asset Protection segments.
- A record level of spread and earnings above plan in our Stable Value segment.

Business Principles

Our financial performance is driven by the business principles we follow in managing the business on a day-to-day basis. The principles are straightforward.

We begin with a financial plan that we share with investors every year. Our plans are carefully developed. Each quarter we reconcile our results to the plan for investors. Over the last two years, our plans have projected 10% or greater annual growth in operating earnings per share and consistent improvement in return on average equity. In both years, we exceeded the plan goals.

We also do our best to allocate capital carefully and rationally. We use a "bottom up" approach to capital allocation, beginning at the product level. We strive to respond effectively to market dynamics. We carefully balance the equation between sales and returns. We do not believe in chasing market share. We focus continuously on maintaining a strong balance sheet and a solid capital base. We dynamically shift capital investment


"Our team's hard work and discipline produced strong results across the board."

John D. Johns
Chairman, President and
Chief Executive Officer

Over the last two years, our plans have projected 10% or greater annual growth in operating earnings per share and consistent improvement in return on average equity.

among retail product sales, our Stable Value segment, acquisitions and share or debt repurchase, depending upon where we see the most favorable opportunity for creating share owner value.

We maintain a competitive edge in acquisitions. After more than three decades of experience with literally dozens of successful acquisition transactions, we have developed superior acquisition execution skills and a strong reputation for closing a deal on time and in line with our projections. Our acquisitions program also affords us the opportunity to acquire lower risk, higher quality policies and achieve attractive returns on invested capital.

In 2011 we devoted a great deal of time and energy to evolving and defining a new strategic direction for our Company.

We embrace risk management across our enterprise. We have a strong and experienced enterprise risk management team, and we are continuously striving to improve our risk management capabilities.

We manage our investment portfolio in a conventional, straightforward manner. Our segmented portfolios support our business lines and are not managed as a separate source of profit. We generally invest in traditional asset classes and do not rely on alternative investments for enhanced yields.

We focus on key distribution relationships. We want every distributor to be important to us and we want to be equally important to them. We also want to be more than just a manufacturer of product. We want to maintain a spirit of partnership and collaboration with our distributors so that we can enhance every distributor's business model and, ultimately, their bottom line.

We rigorously manage expenses. We deliberately maintain a lean and flat organization. We view productivity enhancement and unit cost reduction as a continuous and embedded process. We strive to be in the top quartile of the industry in terms of operating expense metrics in our Life and Annuity product lines.

The Future

While we are pleased with our financial results in 2011, we do not believe that we have optimized our potential for growth and share owner value creation under our current business model and strategies. Accordingly, in 2011 we devoted a great deal of time and energy to evolving and defining a new strategic direction for our Company.

As I noted in this report last year, our quest to rethink our strategic direction is driven by the puzzling contradictions we see in our industry – a troubling disconnect between the unmet and growing consumer need for our products and our industry's chronic inability to satisfy that need in a manner that results in strong financial performance.

In the case of life insurance, it is abundantly clear that American families critically need more family income and death protection. The numbers are striking. In the face of the most volatile economic environment since the Great Depression, the percentage of American households owning any individual life insurance is at the lowest level since the industry research organization, LIMRA, began measuring this almost 50 years ago. Fifty percent of adults in our country also report in surveys that they need more life insurance. This translates into more than 100 million Americans who know their families are under-insured.

The same is true in the case of annuities. A retirement savings crisis is brewing in the United States. The statistics are alarming. About half of all Baby Boomers have less than two years of retirement

Given the growing unmet need for the products we sell, our industry should be flourishing.

savings. Surveys indicate that about two-thirds of those nearing retirement will not be able to maintain 80% of pre-retirement income, a level that is generally accepted as necessary for a comfortable retirement. Among all workers, 43% have less than $10,000 in savings. Demographics and savings patterns in our country unquestionably present a tremendous market opportunity for retirement savings products.

A similar theme is evident in asset protection products. The vast majority of Americans rely exclusively on their automobile for transportation to work and to get their children to school. Yet our experience indicates that more than two-thirds of Americans have no protection against major mechanical breakdown. This comes at a time when credit availability for consumers is constricted and many families have no excess savings to cover emergencies.

Given the growing unmet need for the products we sell, our industry should be flourishing. Unfortunately, that is not the case. Though recovering from the depths of the financial crisis, the life insurance industry's recent financial performance has not been robust. The market value of most publicly traded life insurance companies today is less than 60% of the levels achieved within the last five years. Most life company stocks (including ours) are trading at or below GAAP book value, which suggests that the industry's current return on equity is probably below the cost of capital. Not surprisingly, capital appears to be moving away from investment in the U.S. life industry. Major life companies are actively repurchasing shares and concentrating new capital investment in offshore markets. Sales of individual life insurance, adjusted for inflation and replacements, have been essentially flat for years. Annuities account for an increasingly smaller share of overall retirement savings.

So we must ask: Why is this the case? What is preventing tens of millions of Americans from doing what they need to do to protect their families and their financial future? What is preventing our industry from capitalizing on this remarkable market opportunity by growing sales and earnings and, in the process, creating substantial share owner value?

While many factors are having an impact on the financial performance of the industry (such as macroeconomic forces that are not within our control), we believe a major problem also resides in the business model adopted by most publicly traded life insurance companies. We think there are fundamental flaws in the business model that give rise to barriers or obstacles that are discouraging consumers from buying much-needed products and thus retarding growth and profitability in the industry.

So what are the barriers? Our analysis suggests that in our industry's collective zeal to drive sales through independent distributors, we have incrementally commoditized the business. In the process, we have confused our value proposition to consumers in ways that, paradoxically, cause consumers to buy less of what we manufacture and what they critically need. Put another way, we've become so obsessed with driving sales through lower prices (or higher commissions, more aggressive underwriting or product features) that we have lost focus on what consumers think, feel and really want from us and our products.

While our team does not profess to understand completely what all the barriers

We have decided to do everything we can to better understand and respond to what customers really want from us.

are, we are confident we can identify some of them. As a starting point, products have become needlessly complex. Insurers have added more bells and whistles to remain competitive, making it difficult for people to feel comfortable about what they are buying. Along the way, the process for accessing products has become inefficient and unduly burdensome for consumers. Complexity in product and process has contributed to making some products unaffordable for middle income consumers. We also believe that complexity has undermined trust in our industry, and that lack of trust makes it easy for people, when confronted with a decision to buy a product they are not comfortable with, to take no action, even when they know that they have a compelling need for the product.

So what are we at Protective going to do about it?

During the year, we made a fundamental commitment to shift our strategic orientation in the direction of consumer engagement. What this means is that we have decided to do everything we can to better understand and respond to what customers really want from us. This does not mean that we are shifting our focus to a "direct to the consumer" model. To the contrary, we believe that the great majority of our sales will always come through our distribution partners. We do, however, believe that we must spend much more time, energy and effort on understanding what's inside the mind of the end consumer so that we can be a better provider of product to our distribution partners. We can use our new knowledge to strengthen relationships with our distributors, bringing fresh insights, new approaches and renewed energy to tear down the barriers that separate us from consumers in a collaborative manner.

Our goal is to shift away from simply manufacturing the commodity-like products that every other insurance company offers. We want to move away from competing almost entirely on price and complex features by establishing other, more compelling reasons for customers to accept our value proposition and select Protective. We want to provide a thoughtful, differentiated kind of product and level of customer service that will build trust and make customers loyal to our brand so they ask for Protective when they or their families or friends are in the market for our products.

This is not to say that price is not or should not be an important element of the consumer value proposition. We know we have to keep our expenses low and be competitively priced. But we also believe that focusing on price, to the exclusion of other things of significance to consumers, will not enable us to tear down the barriers. We have to take a more engaged, creative and constructive approach to the business.

How are we going to translate our strategic thinking into action?

Our commitment to our new strategy is comprehensive. As you read this Annual Report, you will see some of the initial outward manifestations. As a start, we have redefined our mission statement. In the past, our mission spoke in terms of "improving the quality of life of those we serve." While this aptly describes the passion we have for serving other people, we felt the time was right to make the mission statement more clearly and concisely reflect our consumer-focused strategy. Now, as you will see on page 16, our mission statement confirms that "we are going to tear down the barriers that block people from protecting their tomorrow so they can embrace today." This notion –

Our team is truly energized around what we are doing. We are convinced that by tearing down these barriers we will not only do the right things for the people we serve, but also open up new opportunities for our Company's success.

that only by protecting your tomorrow can you truly enjoy and embrace the life you live today – is now our rallying cry. It is boldly reflected in not only our mission statement but also our new brand mark. You will also see on page 16 a fresh articulation of our corporate values – again with a sharp focus on consumer engagement.

But our new strategy is not just about words, slogans and aspirations. At the tactical level, we have put in motion a number of specific action plans to improve our core capabilities to understand consumer behavior and better use our knowledge to serve consumer needs. For example, we have initiatives in place that will: simplify everything we do – from the language of our policy forms to the process through which consumers access and we underwrite and deliver our products; broaden our customer research capabilities so we can better understand what consumers really want and need; improve the quality of the customer experience at every touch point; and, finally, expand our relationships with our existing customers to gain their insight about new, innovative product offerings.

By knowing more about customers and making it easier for them to protect their future, we truly believe we can give them the opportunity to embrace today – to live their lives more fully, without the emotional and psychological burdens that an unprotected future creates.

Our team is truly energized around what we are doing. We are convinced that by tearing down these barriers we will not only do the right things for the people we serve, but also open up new opportunities for our Company's success.

Admittedly, our plans are ambitious. We are starting a journey that will take a long time. But we firmly believe it is a journey worth taking and that at the end of the road some great rewards await our customers, our distributors, our employees and, most importantly, our share owners.

* * * * *

We are delighted to announce that during 2011 Elaine L. Chao, Secretary of the United States Department of Labor during 2001-2009, has rejoined our Board. Secretary Chao has been an outstanding director in the past and now brings a depth of new experience and wisdom that will be of great benefit to our Company.

* * * * *

In closing, I would like to say again how much we appreciate support from you, our share owners. We remain committed to doing everything in our power to produce the kind of results you expect from us in a manner that will make you proud of Protective.

Very truly yours,

John D. Johns
Chairman, President and
Chief Executive Officer

Our financial position is sound and we are prepared to capitalize on the many opportunities we see ahead.

Richard J. Bielen
Vice Chairman and
Chief Financial Officer

In response to the financial crisis of the past few years we placed heavy emphasis on planning our path through the market volatility. We continue to follow that plan as we manage our business and our disciplined execution is now bearing fruit. We have regained earnings momentum. The major rating agencies confirmed our ratings with a stable outlook. Our total adjusted statutory capital and 2011 net income are at the highest levels in the history of our Company and our RBC ratio is at a near record level. We anticipate sustained EPS growth over the next few years.

Our comprehensive modeling capability and discipline have allowed us to lay out a 2012 plan and share information about what early projections reveal for 2013 and 2014. We are empowered by the flexibility and insight we gain from our business modeling activity as we move through the year. Looking ahead, the market remains volatile. But volatility creates opportunity and, given our sound financial condition, we are poised to capitalize on the opportunities as they arise. We will continue to be transparent about our intentions and communicate effectively with all of our stakeholders.

Our financial strength positions us well to pursue our customer-focused plans and thereby deliver continued value to our share owners.


"Our financial strength positions us well to pursue our customer-focused plans."

Our investment strategy continues to maintain a long-term focus.

Carl S. Thigpen
Executive Vice President and
Chief Investment Officer

Our strategy places particular emphasis on asset/liability matching to ensure we have the resources to meet our policyholder obligations far into the future. Today, our portfolio is primarily invested in high-grade investments consisting mostly of investment grade corporate bonds and a prudent allocation of commercial mortgages.

To mitigate risk within our portfolio, we continue to emphasize diversification in credit exposure whether it's by sector, geography or specific credit. The markets have taught us over the past few years that stability is often an illusion and there is no substitute for prudent diversification.

While conditions in the markets have improved over the past year, we still face significant challenges. The debt crisis in the Euro Zone continues to affect markets around the world. We have no direct exposure to sovereign debt in Europe and we've been reducing the relatively small amount of indirect exposure in our portfolio. Low interest rates continue to present unique challenges and continue to make the search for high-quality investments with adequate yield crucial.

Looking forward, we will adhere to our core philosophy, which emphasizes buying high-quality assets and diversification to mitigate risk. Our diligent focus on careful asset/liability management is part of the strategy that will allow us to be there tomorrow with the protection our customers rely on.


"Our diligent focus on careful asset/liability management is part of the strategy that will allow us to be there tomorrow."

Our resources, both people and capital, are aligned to support each of our primary strategic initiatives.

Carolyn M. Johnson
Executive Vice President and
Chief Operating Officer

We see tremendous opportunity in the market today. Our Company is well-positioned to capitalize on the potential ahead.

Annuities continue to be the fastest growing segment of our business. The market remains highly competitive, but our strategic advantages continue to show. Our strong distribution relationships are among our greatest assets, and we are working to nurture and expand those relationships over the coming years. In Life Marketing, we made the decision last year to strengthen our margins at the expense of aggressive growth. In 2011, we successfully met all of our targets and the progress to integrate our most recent acquisitions contributed significantly to our overall earnings. Our efforts to control expenses in both the Annuities and Life Marketing divisions continue to pay off, as cost benchmarking analysis shows we compete favorably with large carriers. Our strong risk management has allowed us to incorporate product features that compete effectively in the market, while moderating our overall risk.

Looking at the opportunities that lie ahead, we believe that our efforts to understand the wants and needs of the end-consumer of our products will provide the platform to optimize our potential growth. To address the barrier of complexity that is inherent in our industry, we are actively developing ways to make doing business with Protective easier. Whether it's simplifying the language in our contracts or opening new channels, we are committed to making our products more accessible to the growing number of consumers that need the protection we can provide.


"We are actively developing ways to make doing business with Protective easier."

Managing risk at Protective is inherent in everything we do.

Edward M. Berko
Executive Vice President and
Chief Risk Officer

From broad, long-range strategic planning across all of our lines of business to narrow product pricing decisions, our enterprise risk management efforts work to produce more information and more transparency in real time. Better information helps our executive team make more informed decisions, both strategic and tactical. Improved risk management continues to add value to our share owners, in part, because it allows us to take prudent risks as the market changes and opportunities arise.

Our variable annuity risk analysis rigor and hedge program continue to perform well despite volatile market conditions. It has allowed us to grow our variable annuity business significantly.

Enterprise risk management has developed proprietary tools to assess enterprise risk quickly and efficiently. We've continued to upgrade our technology, automating many of our risk management functions. These upgrades allow us to run stress tests on our business, helping our executive team plan for various potential market conditions. The new risk management tools give our executive team information to view our business risk at any given time from multiple perspectives. More formal metrics have been developed around the Company's strategic risk appetite.

As we tear down barriers to effectively deliver customer value, the evaluation of risks will continue to play an integral role in both strategic and tactical planning, helping to identify prudent risk opportunities that can enhance share owner value.


"Enterprise risk management has developed proprietary tools to assess enterprise risk quickly and efficiently."

Acquisitions continue to play an important part in our earnings momentum.

12

Carolyn King
Senior Vice President, Acquisitions and Corporate Development

Protective has a long history of successfully acquiring both closed blocks of business and small companies. The two recently completed transactions, United Investors and Liberty Life, made a significant contribution to our 2011 earnings. The first transaction closed at the end of 2010 and the second in 2011. Between the two, we invested $561 million of capital and increased our total life insurance customers by more than fifty percent.

Over the years, we have been a successful acquirer for a few simple reasons: discipline, experience, expense structure and reputation. We look for opportunities that meet very specific requirements unique to our strengths. Our operating structure leverages the experience and talent throughout the Company and avoids the expense burden of dedicated acquisition infrastructure, allowing us to be choosy about the opportunities we pursue.

We have a track record of success in the industry from the 46 transactions closed to date. Each transaction makes us stronger, adding to the knowledge and experience of our team, and over time we've been able to add significant revenue while driving down the Company's unit costs. Our demonstrated ability to close transactions and gain regulatory approval is often the deciding factor in competitive bid situations.

We believe that good acquisition opportunities will continue to present themselves in the future and we are well-positioned to take advantage of them when they do.


"We look for opportunities that meet very specific requirements unique to our strengths."

Protective was founded on a belief that it is not enough to succeed in business in the short term.

Deborah J. Long
Executive Vice President, Secretary and General Counsel

Our long-term success is integrally connected with the communities in which we and our customers live, work and raise families and to succeed in the long term we must be good citizens of these communities. It is a belief that every CEO in the history of our Company has shared and it's reflected in the thousands of hours our employees give to important causes and in the contributions Protective Life Foundation makes every year to the communities we serve.

Our Company's health is connected to the health of our industry and thus we must also be good citizens of our industry. Through the years, many talented Protective leaders have played important roles in the leadership of our industry. In fact, our influence within the industry is unusually broad for a company our size. Within the space of two decades one Protective Chairman has led and one will lead the American Council of Life Insurers, our industry's largest trade association.

We live in a time of great regulatory change, and it's important to participate in crafting solutions to the challenges our industry faces. By actively participating within our industry groups, we leverage our knowledge to contribute to solutions. At the same time, we learn from our regulators and have an opportunity to react quickly and positively to changes. All of these efforts help keep our industry strong and our products accessible and affordable, helping us better protect and serve our customers.


"Through the years, many talented Protective leaders have played important roles in the leadership of our industry."

Board of Directors

Robert O. Burton
President and Chief Executive Officer
Hoar Construction, LLC
(construction)
2011

Elaine L. Chao
24th U.S. Secretary of Labor
(government)
2011

Thomas L. Hamby
Formerly President - AT&T Alabama
AT&T Inc.
(telecommunications)
2004

John D. Johns
Chairman, President and
Chief Executive Officer
Protective Life Corporation
1997

Vanessa Leonard
Attorney at Law
(legal services)
2004

Charles D. McCrary
President and Chief Executive Officer
Alabama Power Company
(public utility)
2005

John J. McMahon, Jr.
Chairman of the Board
Ligon Industries, LLC
(manufacturer of waste water treatment equipment, aluminum castings and hydraulic cylinders)
1987

Hans H. Miller
Consultant
(strategy and investment)
2009

Malcolm Portera
Chancellor
University of Alabama System
2003

C. Dowd Ritter
Retired - Chairman of the Board,
President and Chief Executive Officer
Regions Financial Corporation
(bank holding company)
2005

Jesse J. Spikes
Senior Counsel
McKenna Long & Aldridge, LLP
(international law firm)
2011

William A. Terry
Founder and Principal
Highland Associates, Inc.
(SEC registered investment advisor)
2004

W. Michael Warren, Jr.
President and Chief Executive Officer
Children's Health System
(medical facility)
2001

Vanessa Wilson
Chief Financial Officer
Golden Seeds, LLC
(investment group)
2006

Executive Officers
Protective Life Corporation

John D. Johns
Chairman, President and
Chief Executive Officer

Richard J. Bielen
Vice Chairman and
Chief Financial Officer

Edward M. Berko
Executive Vice President and
Chief Risk Officer

Carolyn M. Johnson
Executive Vice President and
Chief Operating Officer

Deborah J. Long, JD
Executive Vice President, Secretary
and General Counsel

Carl S. Thigpen
Executive Vice President and
Chief Investment Officer

D. Scott Adams
Senior Vice President and
Chief Human Resources Officer

Brent E. Griggs
Senior Vice President,
Asset Protection Division

Carolyn King, FSA
Senior Vice President, Acquisitions and
Corporate Development

Steven G. Walker
Senior Vice President, Controller and
Chief Accounting Officer

Judy Wilson
Senior Vice President,
Stable Value Products

Corporate Information

Quarterly Stock Prices and Dividends

The Common Stock of Protective Life Corporation is traded on the New York Stock Exchange under the symbol PL. The following table sets forth the highest and lowest closing prices and the amount of cash dividends per share of Protective Life Corporation Common Stock each quarter of 2010 and 2011.

2011 Market Price Per Share

Quarter	High	Low	Dividends per Share
1st	$29.49	$25.59	$ .14
2nd	$27.14	$21.59	$ .16
3rd	$23.56	$15.17	$ .16
4th	$22.82	$14.25	$ .16

2010 Market Price Per Share

Quarter	High	Low	Dividends per Share
1st	$21.99	$16.59	$ .12
2nd	$25.43	$19.72	$ .14
3rd	$23.16	$18.52	$ .14
4th	$27.37	$21.93	$ .14

Stock Transfer Agent

Computershare Shareowner Services LLC
P.O. Box 358015
Pittsburgh, PA 15252-8015

Web site: www.bnymellon.com/shareowner/isd

Telephone:

(866) 230-8625
(Inside the United States and Canada)

(201) 680-6685
(Outside the United States and Canada)

Dividend Reinvestment/Transfers/Address Change/ General Correspondence

Protective Life Corporation
c/o Computershare Shareowner Services LLC
P.O. Box 358015
Pittsburgh, PA 15252-8015

Corporate Headquarters

Protective Life Corporation
2801 Highway 280 South
Birmingham, AL 35223
Telephone: (205) 268-1000

Principal Operating Subsidiaries for Protective Life Corporation

Protective Life Insurance Company
West Coast Life Insurance Company
Protective Life and Annuity Insurance Company
Lyndon Insurance Group, Inc. and Affiliates

Internet Address

www.protective.com

Trading Market

New York Stock Exchange

Trading Symbols

Common Stock - PL
7.5% Trust Originated Preferred Securities - PL PrS
7.25% Trust Originated Preferred Securities - PL PrA
6.125% Trust Originated Preferred Securities - PL PrB
7.25% Subordinated Debt Securities - PL PrD
8.00% Senior Debt Securities - PLP

Annual Meeting

Monday, May 14 at 10:00 a.m., Central Time
Protective Life Corporation headquarters

Investor Relations

Security analysts, investment professionals and share owners should direct their inquiries to:

Mr. John D. Johns
Chairman, President and Chief Executive Officer

Mr. Richard J. Bielen
Vice Chairman and Chief Financial Officer

Ms. Eva T. Robertson
Vice President, Investor Relations

PROTECTIVE LIFE CORPORATION
P. O. Box 2606
Birmingham, AL 35202
Telephone: (205) 268-1000
Fax: (205) 268-3642

Independent Accountants

PricewaterhouseCoopers LLP

We are Protective. Our mission is in our name. We are going to tear down the barriers that block people from protecting their tomorrow so they can embrace today. This will change lives. This is our purpose. This will be our legacy.

Do the Right Thing

Do what's right, always. Live with integrity and honesty. Say what you mean, do what you say and stand behind what you do.

Serve People

Have a servant's heart. Serve by leading people to the right solutions. Always treat others as you would like to be treated. Improve the quality of life for those we serve.

Build Trust

Build relationships on trust. Listen. Understand what people need. Care. Earn trust. View each customer as a friend for life.

Simplify Everything

Life is complex. Our business shouldn't be. Tear down the walls of complexity, relentlessly. Use common sense. Communicate clearly. Streamline, clarify and simplify everything we do.

Protective.

Protect Tomorrow. Embrace Today.™

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2011

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from to

Commission File Number 001-11339

PROTECTIVE LIFE CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	**95-2492236**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

2801 HIGHWAY 280 SOUTH
BIRMINGHAM, ALABAMA 35223
(Address of principal executive offices and zip code)

Registrant's telephone number, including area code **(205) 268-1000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.50 Par Value	New York Stock Exchange
PLC Capital Trust III 7.5% Trust Originated Preferred Securities, including the Guarantee of Protective Life Corporation	New York Stock Exchange
PLC Capital Trust IV 7.25% Trust Originated Preferred Securities, including the Guarantee of Protective Life Corporation	New York Stock Exchange
PLC Capital Trust V 6.125% Trust Originated Preferred Securities, including the Guarantee of Protective Life Corporation	New York Stock Exchange
7.25% Capital Securities	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated Filer ☐ Non-accelerated filer ☐ Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

Aggregate market value of the registrant's voting common stock held by non-affiliates of the registrant as of June 30, 2011: $1,862,298,446

Number of shares of Common Stock, $0.50 Par Value, outstanding as of February 13, 2012: 81,682,958

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement prepared for the 2012 annual meeting of shareowners, pursuant to Regulation 14A, are incorporated by reference into Part III of this Report.

PROTECTIVE LIFE CORPORATION
ANNUAL REPORT ON FORM 10-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2011

TABLE OF CONTENTS

PART I

Item 1. Business

Protective Life Corporation is a holding company headquartered in Birmingham, Alabama, with subsidiaries that provide financial services primarily in the United States through the production, distribution, and administration of insurance and investment products. Founded in 1907, Protective Life Insurance Company ("PLICO") is the Company's largest operating subsidiary. Unless the context otherwise requires, the "Company," "we," "us," or "our" refers to the consolidated group of Protective Life Corporation and its subsidiaries.

The Company operates several operating segments, each having a strategic focus. An operating segment is distinguished by products, channels of distribution, and/or other strategic distinctions. The Company's operating segments are Life Marketing, Acquisitions, Annuities, Stable Value Products, and Asset Protection. The Company has an additional segment referred to as Corporate and Other which consists of net investment income (including the impact of carrying excess liquidity), expenses not attributable to the segments above (including interest on certain corporate debt), and a trading portfolio that was previously part of a variable interest entity. This segment also includes earnings from several non-strategic or runoff lines of business, various investment-related transactions, the operations of several small subsidiaries, and the repurchase of non-recourse funding obligations. The Company periodically evaluates operating segments, as prescribed in the Accounting Standard Codification ("ASC" or "Codification") Segment Reporting Topic, and makes adjustments to our segment reporting as needed.

Additional information concerning the Company's operating segments may be found in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* and Note 22, *Operating Segments* to consolidated financial statements included herein.

In the following paragraphs, the Company reports sales and other statistical information. These statistics are used to measure the relative progress of its marketing and acquisition efforts, but may or may not have an immediate impact on reported segment operating income. Sales data for traditional life insurance is based on annualized premiums, while universal life sales are based on annualized planned premiums, or "target" premiums if lesser, plus 6% of amounts received in excess of target premiums and 10% of single premiums. "Target" premiums for universal life are those premiums upon which full first year commissions are paid. Sales of annuities are measured based on the amount of deposits received less surrenders occurring within twelve months of the deposit. Stable value contract sales are measured at the time that the funding commitment is made based on the amount of deposit to be received. Sales within the Asset Protection segment are based on the amount of single premiums and fees received.

These statistics are derived from various sales tracking and administrative systems and are not derived from the Company's financial reporting systems or financial statements. These statistics attempt to measure only some of the many factors that may affect future profitability, and therefore, are not intended to be predictive of future profitability.

Life Marketing

The Life Marketing segment markets universal life ("UL"), variable universal life, bank-owned life insurance ("BOLI"), and level premium term insurance ("traditional") products on a national basis, primarily through a variety of distribution channels. The largest distribution system is comprised of brokerage general agencies who recruit a network of independent life agents. The segment also distributes insurance products through a network of experienced independent personal producing general agents who are recruited by regional sales managers and through stockbrokers and banks. The Company markets its BOLI products through independent marketing organizations that specialize in the BOLI market.

The following table presents the Life Marketing segment's sales measured by new premium:

For The Year Ended December 31,	Sales (Dollars In Millions)
2007	$229
2008	158
2009	163
2010	171
2011	133

Acquisitions

The Acquisitions segment focuses on acquiring, converting, and servicing policies acquired from other companies. The segment's primary focus is on life insurance policies and annuity products that were sold to individuals. In the ordinary course of business, the Acquisitions segment regularly considers acquisitions of blocks of policies or insurance companies. The level of the segment's acquisition activity is predicated upon many factors, including available capital, operating capacity, potential return on capital, and market dynamics. The Company expects acquisition opportunities to continue to be available; however, the Company believes it may face increased competition and evolving capital requirements that may affect the environment and the form of future acquisitions.

Most acquisitions closed by the Acquisitions segment have not included the acquisition of an active sales force, thus policies acquired through the segment are typically "closed" blocks of business (no new policies are being marketed). Therefore, earnings and account values are expected to decline as the result of lapses, deaths, and other terminations of coverage, unless new acquisitions are made. The segment's revenues and earnings may fluctuate from year to year depending upon the level of acquisition activity. In transactions where some marketing activity was included, the Company may cease future marketing efforts, redirect those efforts to another segment of the Company, or elect to continue marketing new policies as a component of other segments.

The Company believes that its focused and disciplined approach to the acquisition process and its experience in the assimilation, conservation, and servicing of acquired policies provides a significant competitive advantage.

On December 31, 2010, PLICO completed the acquisition of all of the outstanding stock of United Investors Life Insurance Company ("United Investors"), pursuant to a Stock Purchase Agreement, between PLICO, Torchmark Corporation ("Torchmark") and its wholly owned subsidiaries, Liberty National Life Insurance Company ("Liberty National") and United Investors.

The Company accounted for this transaction under the purchase method of accounting as required by the Financial Accounting Standards Board ("FASB") guidance under the ASC Business Combinations topic. This guidance requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the acquisition date. The aggregate purchase price for United Investors was $363.3 million.

On April 29, 2011, in conjunction with Athene Holding Ltd's acquisition of Liberty Life Insurance Company ("Liberty Life") from an affiliate of Royal Bank of Canada, PLICO reinsured a life and health insurance block from Liberty Life. The capital invested by PLICO in the transaction at closing was $321 million, including a $225 million ceding commission. In conjunction with closing, PLICO invested $40 million in a surplus note issued by Athene Life Re.

On occasion, the Company's other operating segments have acquired companies and/or blocks of policies. The results of these acquisitions are included in the respective segment's financials.

Annuities

The Annuities segment markets fixed and variable annuity ("VA") products. These products are primarily sold through broker-dealers, financial institutions, and independent agents and brokers.

The Company's fixed annuities include modified guaranteed annuities which guarantee an interest rate for a fixed period. Contract values for these annuities are "market-value adjusted" upon surrender prior to maturity. In certain interest rate environments, these products afford the Company with a measure of protection from the effects of changes in interest rates. The Company's fixed annuities also include single premium deferred annuities, single premium immediate annuities, and equity indexed annuities. Equity indexed annuities are not actively being marketed. The Company's variable annuities offer the policyholder the opportunity to invest in various investment accounts and offer optional features that guarantee the death and withdrawal benefits of the underlying annuity.

The demand for annuity products is related to the general level of interest rates, performance of the equity markets, and perceived risk of insurance companies. The following table presents fixed and variable annuity sales:

For The Year Ended December 31,	Fixed Annuities	Variable Annuities	Total Annuities
	(Dollars In Millions)		
2007	$1,194	$ 472	$1,666
2008	2,160	452	2,612
2009	1,225	796	2,021
2010	930	1,715	2,645
2011	1,032	2,349	3,381

Stable Value Products

The Stable Value Products segment sells fixed and floating rate funding agreements directly to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds. The segment also issues funding agreements to the Federal Home Loan Bank ("FHLB"), and markets guaranteed investment contracts ("GICs") to 401(k) and other qualified retirement savings plans. GICs are contracts which specify a return on deposits for a specified period and often provide flexibility for withdrawals at book value in keeping with the benefits provided by the plan. The demand for GICs is related to the relative attractiveness of the "fixed rate" investment option in a 401(k) plan compared to the equity-based investment options available to plan participants. Additionally, the Company has contracts outstanding pursuant to a funding agreement-backed notes program registered with the United States Securities and Exchange Commission (the "SEC") which offered notes to both institutional and retail investors.

The segment's products complement the Company's overall asset/liability management in that the terms may be tailored to the needs of PLICO as the seller of the contracts, as opposed to solely meeting the needs of the buyer. The Company's emphasis is on a consistent and disciplined approach to product pricing and asset/liability management, careful underwriting of early withdrawal risks, and maintaining low distribution and administration costs. Most GIC contracts and funding agreements written by the Company have maturities of one to ten years.

The following table presents Stable Value Products sales:

For The Year Ended December 31,	GICs	Funding Agreements	Total
	(Dollars In Millions)		
2007	$133	$ 794	$ 927
2008	166	1,803	1,969
2009	—	—	—
2010	133	625	758
2011	499	300	799

Asset Protection

The Asset Protection segment markets extended service contracts and credit life and disability insurance to protect consumers' investments in automobiles, watercraft, and recreational vehicles ("RV"). In addition, the segment markets a guaranteed asset protection ("GAP") product. GAP coverage covers the difference between the loan pay-off amount and an asset's actual cash value in the case of a total loss. The segment's products are primarily marketed through a national network of approximately 4,000 automobile, marine, and RV dealers. A network of direct employee sales representatives and general agents distribute these products to the dealer market.

The following table presents the insurance and related product sales measured by new revenue:

For The Year Ended December 31,	Sales
	(Dollars In Millions)
2007	$552
2008	411
2009	305
2010	343
2011	416

In 2011, approximately 96.0% of the segment's sales were through the automobile, marine, and RV dealer distribution channel and approximately 73.9% of the segment's sales were extended service contracts. A portion of the sales and resulting premiums are reinsured with producer-affiliated reinsurers.

Corporate and Other

The Company has an additional segment referred to as Corporate and Other. The Corporate and Other segment primarily consists of net investment income (including the impact of carrying excess liquidity), expenses not attributable to the segments described above (including interest on certain corporate debt), and a trading portfolio that was previously part of a variable interest entity. This segment includes earnings from several non-strategic or runoff lines of business, various investment-related transactions, the operations of several small subsidiaries, and the repurchase of non-recourse funding obligations. The earnings of this segment may fluctuate from year to year.

Investments

Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior period amounts comparable to those of the current period. Such reclassifications had no effect on previously reported net income or shareowners' equity.

As of December 31, 2011, the Company's investment portfolio was approximately $34.9 billion. The types of assets in which the Company may invest are influenced by various state insurance laws which prescribe qualified investment assets. Within the parameters of these laws, the Company invests in assets giving consideration to such factors as liquidity and capital needs, investment quality, investment return, matching of assets and liabilities, and the overall composition of the investment portfolio by asset type and credit exposure. For further information regarding the Company's investments, the maturity of and the concentration of risk among the Company's invested assets, derivative financial instruments, and liquidity, see Note 2, *Summary of Significant Accounting Policies,* Note 4, *Investment Operations*, Note 21, *Derivative Financial Instruments* to consolidated financial statements, and Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*.

The following table presents the reported values of the Company's invested assets:

	As of December 31,			
	2011		2010	
	(Dollars In Thousands)			
Publicly issued bonds (amortized cost: 2011—$21,195,517; 2010—$19,763,441)	$22,850,645	65.4%	$20,343,813	64.8%
Privately issued bonds (amortized cost: 2011—$4,942,443; 2010—$4,239,452)	5,132,801	14.7	4,333,126	13.8
Fixed maturities	27,983,446	80.1	24,676,939	78.6
Equity securities (cost: 2011—$345,874; 2010—$349,605)	335,232	1.0	359,412	1.1
Mortgage loans	5,353,481	15.3	4,892,829	15.6
Investment real estate	29,899	0.1	25,340	0.1
Policy loans	879,819	2.5	793,448	2.5
Other long-term investments	257,714	0.7	276,337	0.9
Short-term investments	101,489	0.3	352,824	1.2
Total investments	$34,941,080	100.0%	$31,377,129	100.0%

Included in the preceding table are $3.0 billion and $3.0 billion of fixed maturities and $85.8 million and $114.3 million of short-term investments classified as trading securities as of December 31, 2011 and 2010, respectively. The trading portfolio includes invested assets of $2.9 billion as of December 31, 2011 and 2010, respectively, held pursuant to modified coinsurance ("Modco") arrangements under which the economic risks and benefits of the investments are passed to third party reinsurers.

As of December 31, 2011, the Company's fixed maturity investment holdings were approximately $28.0 billion. The approximate percentage distribution of the Company's fixed maturity investments by quality rating is as follows:

	As of December 31,	
Rating	2011	2010
AAA	16.5%	17.2%
AA	8.0	6.3
A	27.5	21.3
BBB	41.0	44.5
Below investment grade	7.0	10.7
	100.0%	100.0%

The Company uses various Nationally Recognized Statistical Rating Organizations' ("NRSRO") ratings when classifying securities by quality ratings. When the various NRSRO ratings are not consistent for a security, the Company uses the second-highest convention in assigning the rating. When there are no such published ratings, the Company assigns a rating based on the statutory accounting rating system.

During the years ended December 31, 2011 and 2010, the Company did not actively purchase securities below the BBB level.

The Company does not have material exposure to financial guarantee insurance companies with respect to its investment portfolio. As of December 31, 2011, based upon amortized cost, $53.9 million of the Company's securities were guaranteed either directly or indirectly by third parties out of a total of $26.1 billion fixed maturity securities held by the Company (0.2% of total fixed maturity securities).

Changes in fair value for the Company's available-for-sale portfolio, net of related deferred acquisition costs ("DAC") and value of business acquired ("VOBA"), are charged or credited directly to shareowners' equity, net of tax. Declines in fair value that are other-than-temporary are recorded as realized losses in the consolidated statements of income, net of any applicable non-credit component of the loss, which is recorded as an adjustment to other comprehensive income (loss).

The distribution of the Company's fixed maturity investments by type is as follows:

Type	As of December 31, 2011	As of December 31, 2010
	(Dollars In Millions)	
Corporate bonds	$20,148.4	$17,433.7
Residential mortgage-backed securities	2,656.1	2,915.1
Commercial mortgage-backed securities	741.8	312.6
Other asset-backed securities	971.0	991.7
U.S. government-related securities	1,771.5	1,557.5
Other government-related securities	137.9	327.8
States, municipals, and political subdivisions	1,556.8	1,138.5
Total fixed income portfolio	$27,983.5	$24,676.9

Within the Company's fixed maturity investments, it maintains portfolios classified as "available-for-sale" and "trading". The Company purchases its investments with the intent to hold to maturity by purchasing investments that match future cash flow needs. However, the Company may sell any of its investments to maintain proper matching of assets and liabilities. Accordingly, the Company classified $25.0 billion, or 89.4%, of its fixed maturities as "available-for-sale" as of December 31, 2011. These securities are carried at fair value on the Company's consolidated balance sheets.

A portion of the Company's bond portfolio is invested in residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), and other asset-backed securities (collectively referred to as asset-backed securities or "ABS"). ABS are securities that are backed by a pool of assets from the investee. These holdings as of December 31, 2011, were approximately $4.4 billion. Mortgage-backed securities ("MBS") are constructed from pools of mortgages and may have cash flow volatility as a result of changes in the rate at which prepayments of principal occur with respect to the underlying loans. Excluding limitations on access to lending and other extraordinary economic conditions, prepayments of principal on the underlying loans can be expected to accelerate with decreases in market interest rates and diminish with increases in interest rates.

The Company obtains ratings of its fixed maturities from Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Corporation ("S&P"), and/or Fitch Ratings ("Fitch"). If a fixed maturity is not rated by Moody's, S&P, or Fitch, the Company uses ratings from the National Association of Insurance Commissioners ("NAIC"), or the Company rates the fixed maturity based upon a comparison of the unrated issue to rated issues of the same issuer or rated issues of other issuers with similar risk characteristics. As of December 31, 2011, over 99.0% of the Company's fixed maturities were rated by Moody's, S&P, Fitch, and/or the NAIC.

As of December 31, 2011, the Company had securities in its available-for-sale portfolio which were rated below investment grade of $1.7 billion and had an amortized cost of $1.9 billion. In addition, included in its trading portfolio, the Company held $232.7 million of securities which were rated below investment grade. As of December 31, 2011, approximately $357.9 million of the below investment grade securities were not publicly traded.

The following table presents the investment results from continuing operations of the Company:

For The Year Ended December 31,	Cash, Accrued Investment Income, and Investments as of December 31,	Net Investment Income	Percentage Earned on Average of Cash and Investments	Realized Investment Gains (Losses): Derivative Financial Instruments	Realized Investment Gains (Losses): All Other Investments
		(Dollars In Thousands)			
2007	$29,476,959	$1,675,934	5.9%	$ 8,469	$ 8,602
2008	27,003,687	1,675,164	5.8	116,657	(584,492)
2009	29,547,513	1,665,036	5.9	(177,953)	120,149
2010	31,970,632	1,683,676	5.4	(138,249)	112,856
2011	35,558,958	1,820,643	5.3	(155,251)	187,473

Mortgage Loans

The Company invests a portion of its investment portfolio in commercial mortgage loans. As of December 31, 2011, the Company's mortgage loan holdings were approximately $5.4 billion. The Company has specialized in making loans on either credit-oriented commercial properties or credit-anchored strip shopping centers and apartments. The Company's underwriting procedures relative to its commercial loan portfolio are based, in its view, on a conservative and disciplined approach. The Company concentrates on a small number of commercial real estate asset types associated with the necessities of life (retail, multi-family, professional office buildings, and warehouses). The Company believes these asset types tend to weather economic downturns better than other commercial asset classes in which the Company has chosen not to participate. The Company believes this disciplined approach has helped to maintain a relatively low delinquency and foreclosure rate throughout its history.

The following table presents a breakdown of the Company's commercial mortgage loan portfolio by property type as of December 31, 2011:

Type	Percentage of Mortgage Loans on Real Estate
Retail	65.7%
Office Buildings	13.4
Apartments	11.3
Warehouses	7.6
Other	2.0
	100.0%

The Company specializes in originating mortgage loans on either credit-oriented or credit-anchored commercial properties. No single tenant's exposure represents more than 2.0% of mortgage loans. Approximately 74.5% of the mortgage loans are on properties located in the following states:

State	Percentage of Mortgage Loans on Real Estate
Texas	11.9%
Georgia	9.2
Tennessee	7.4
Florida	7.0
Alabama	6.8
South Carolina	6.0
North Carolina	5.4
Ohio	5.0
Utah	4.5
California	3.2
Indiana	2.8
Michigan	2.7
Pennsylvania	2.6
	74.5%

During the year ended December 31, 2011, the Company funded approximately $907.0 million of new loans, which included $439.0 million of loans acquired from the Liberty Life coinsurance transaction, with an average loan size of $2.3 million. The average size mortgage loan in the portfolio as of December 31, 2011, was $2.6 million and the weighted-average interest rate was 6.24%. The largest single mortgage loan was $38.7 million.

Retail loans are predominantly on strip shopping centers anchored by one or more regional or national retail stores. The anchor tenants enter into long-term leases with the Company's borrowers. These centers provide the basic necessities of life, such as food, pharmaceuticals, clothing, and other services. The following were the five largest anchor tenants (measured by the Company's level of exposure) as of December 31, 2011:

Type	Percentage of Mortgage Loans on Real Estate
Food Lion, Inc.	2.0%
Walgreen Corporation	1.7
Wal-Mart Stores, Inc.	1.3
Rite Aid Corporation	1.2
Tractor Supply Company	1.1
	7.3%

At the time of origination, the Company's mortgage lending criteria target that the loan-to-value ratio on each mortgage is 75% or less. The Company targets projected rental payments from credit anchors (i.e., excluding rental payments from smaller local tenants) of 70% of the property's projected operating expenses and debt service. The Company also offers a commercial loan product under which the Company will permit a loan-to-value ratio of up to 85% in exchange for a participating interest in the cash flows from the underlying real estate. As of December 31, 2011 and 2010, approximately $876.8 million and

$884.7 million, respectively, of the Company's mortgage loans had this participation feature. Cash flows received as a result of this participation feature are recorded as interest income.

Many of the mortgage loans have call options or interest rate reset options between 3 and 10 years. However, if interest rates were to significantly increase, the Company may be unable to exercise the call options or increase the interest rates on its existing mortgage loans commensurate with the significantly increased market rates. Assuming the loans are called at their next call dates, approximately $196.6 million would become due in 2012, $1.4 billion in 2013 through 2017, $772.9 million in 2018 through 2022, and $272.4 million thereafter.

As of December 31, 2011, less than 0.12%, or $41.4 million, of invested assets consisted of nonperforming, restructured or mortgage loans that were foreclosed and were converted to real estate properties. The Company does not expect these investments to adversely affect its liquidity or ability to maintain proper matching of assets and liabilities. The Company's mortgage loan portfolio consists of two categories of loans: (1) those not subject to a pooling and servicing agreement and (2) those previously a part of variable interest entity securitizations and thus subject to a contractual pooling and servicing agreement.

As of December 31, 2011, $12.5 million of mortgage loans not subject to a pooling and servicing agreement were nonperforming. None of these nonperforming loans have been restructured during the year ended December 31, 2011. In addition, the Company foreclosed on some nonperforming loans and converted them to $9.9 million of real estate properties during the year ended December 31, 2011.

As of December 31, 2011, $18.4 million of loans subject to a pooling and servicing agreement were nonperforming or restructured. None of these nonperforming loans have been restructured during the year ended December 31, 2011. In addition, the Company foreclosed on some nonperforming loans and converted them to $0.5 million of real estate properties during the year ended December 31, 2011.

We do not expect these investments to adversely affect our liquidity or ability to maintain proper matching of assets and liabilities.

It is the Company's policy to cease to carry accrued interest on loans that are over 90 days delinquent. For loans less than 90 days delinquent, interest is accrued unless it is determined that the accrued interest is not collectible. If a loan becomes over 90 days delinquent, it is the Company's general policy to initiate foreclosure proceedings unless a workout arrangement to bring the loan current is in place. For loans subject to a pooling and servicing agreement, there are certain additional restrictions and/or requirements related to workout proceedings, and as such, these loans may have different attributes and/or circumstances affecting the status of delinquency or categorization of those in nonperforming status.

Ratings

Various Nationally Recognized Statistical Rating Organizations ("rating organizations") review the financial performance and condition of insurers, including our insurance subsidiaries, and publish their financial strength ratings as indicators of an insurer's ability to meet policyholder and contract holder obligations. These ratings are important to maintaining public confidence in an insurer's products, its ability to market its products and its competitive position. The following table summarizes the financial strength ratings of our significant member companies from the major independent rating organizations as of December 31, 2011:

Ratings	A.M. Best	Fitch	Standard & Poor's	Moody's
Insurance company financial strength rating:				
Protective Life Insurance Company	A+	A	AA−	A2
West Coast Life Insurance Company	A+	A	AA−	A2
Protective Life and Annuity Insurance Company	A+	A	AA−	—
Lyndon Property Insurance Company	A−	—	—	—

Rating organizations also publish credit ratings for the issuers of debt securities, including the Company. Credit ratings are indicators of a debt issuer's ability to meet the terms of debt obligations in a timely manner. These ratings are important in the debt issuer's overall ability to access credit markets and other types of liquidity. Credit ratings are not recommendations to buy our securities or products.

The Company's ratings are subject to review and change by the rating organizations at any time and without notice. Rating organizations assign ratings based upon several factors. While most of the factors relate to the rated company, some of the factors relate to the views of the rating organization, general economic conditions, and circumstances outside the rated company's control. In addition, rating organizations use various models and formulas to assess the strength of a rated company, and from time to time rating organizations have, in their discretion, altered the models. Changes to the models could impact the rating organizations' judgment of the rating to be assigned to the rated company.

Life Insurance In-Force

The following table presents life insurance sales by face amount and life insurance in-force:

	For The Year Ended December 31,				
	2011	2010	2009	2008	2007
	(Dollars In Thousands)				
New Business Written					
Life Marketing	$ 19,357,654	$ 30,626,739	$ 50,621,394	$ 57,534,379	$ 89,463,255
Asset Protection	1,093,770	1,191,268	1,376,012	2,077,540	2,786,447
Total	$ 20,451,424	$ 31,818,007	$ 51,997,406	$ 59,611,919	$ 92,249,702
Business Acquired					
Acquisitions	$ 16,233,361	$ 13,185,627	$ —	$ —	$ —
Insurance In-Force at End of Year[(1)]					
Life Marketing	$541,899,176	$552,590,776	$553,799,195	$544,248,010	$517,797,133
Acquisitions	217,216,920	217,101,363[(2)]	218,271,519	227,708,203	243,050,966
Asset Protection	2,367,047	2,625,886	3,019,142	3,651,779	4,333,952
Total	$761,483,143	$772,318,025	$775,089,856	$775,607,992	$765,182,051

(1) Reinsurance assumed has been included, reinsurance ceded (2011—$469,530,487; 2010—$495,056,077; 2009—$515,136,471; 2008—$540,561,213; 2007—$531,984,866) has not been deducted.

(2) Includes Business Acquired through Acquisitions of $13,185,627.

The ratio of voluntary terminations of individual life insurance to mean individual life insurance in-force, which is determined by dividing the amount of insurance terminated due to lapses during the year by the mean of the insurance in-force at the beginning and end of the year, adjusted for the timing of major acquisitions is as follows:

As of December 31,	Ratio of Voluntary Termination
2007	4.5%
2008	4.7
2009	4.9
2010	4.8
2011	5.0

Investment Products In-Force

The amount of investment products in-force is measured by account balances. The following table includes the stable value product segment, acquisitions segment, and annuity segment account balances. A majority of the variable annuity account balances are reported in the Company's financial statements as liabilities related to separate accounts.

As of December 31,	Stable Value Products	Modified Guaranteed Annuities	Fixed Annuities	Variable Annuities
	(Dollars In Thousands)			
2007	$5,046,463	$2,745,123	$4,419,157	$4,884,818
2008	4,960,405	3,497,482	4,083,720	4,221,757
2009	3,581,150	3,630,614	4,485,375	5,117,789
2010	3,076,233	3,517,922	5,199,663	7,360,687
2011	2,769,510	3,195,338	6,801,537	7,978,195

Below are the fixed annuity account balances by segment:

As of December 31,	Annuities	Acquisitions	Corporate & Other	Total
	(Dollars In Thousands)			
2010	$4,692,900	$2,347,329	$60,255	$7,100,484*
2011	5,466,727	2,177,334	60,425	7,704,486*

* Note that this amount does not agree to the total in the Fixed Annuities column in the table above as a result of of immaterial amounts included within other segments.

Below are the variable annuity account balances by segment:

As of December 31,	Annuities	Acquisitions	Total
	(Dollars In Thousands)		
2010	$4,429,084	$1,961,763	$6,390,847
2011	6,141,709	1,836,486	7,978,195

Underwriting

The underwriting policies of the Company's insurance subsidiaries are established by management. With respect to individual insurance, the subsidiaries use information from the application and, in some cases, inspection reports, attending physician statements, and/or medical examinations to determine whether a policy should be issued as applied for, other than applied for, or rejected. Medical examinations of applicants are required for individual life insurance in excess of certain prescribed amounts (which vary based on the type of insurance) and for most individual insurance applied for by applicants over age 50. In the case of "simplified issue" policies, which are issued primarily through the Asset Protection segment, coverage is rejected if the responses to certain health questions contained in the application indicate adverse health of the applicant. For other than "simplified issue" policies, medical examinations are requested of any applicant, regardless of age and amount of requested coverage, if an examination is deemed necessary to underwrite the risk. Substandard risks may be referred to reinsurers for evaluation of the substandard risk.

The Company's insurance subsidiaries generally require blood samples to be drawn with individual insurance applications above certain face amounts based on the applicant's age, except in the worksite and BOLI markets where limited blood testing is required. Blood samples are tested for a wide range of chemical values and are screened for antibodies to certain viruses. Applications also contain questions permitted by law regarding certain viruses which must be answered by the proposed insureds.

The Company utilizes an advanced underwriting system, TeleLife®, for certain segments of its life business. TeleLife® streamlines the application process through a telephonic interview of the applicant, schedules medical exams, accelerates the underwriting process and the ultimate issuance of a policy mostly through electronic means, and reduces the number of attending physician statements.

The Company's maximum retention limit is $2,000,000 on certain of its traditional life and universal life products.

Reinsurance Ceded

The Company's insurance subsidiaries cede life insurance to other insurance companies. The ceding insurance company remains liable with respect to ceded insurance should any reinsurer fail to meet the obligations assumed by it. The Company has also reinsured guaranteed minimum death benefit ("GMDB") claims relative to certain of its variable annuity contracts. During 2010, the Company discontinued the use of reinsurance on GMDB claims.

For approximately 10 years prior to mid-2005, the Company entered into reinsurance contracts in which the Company ceded a significant percentage, approximately 90%, of its newly written life insurance business on a first dollar quota share basis. The Company's traditional life insurance was ceded under coinsurance contracts and universal life insurance was ceded under yearly renewable term ("YRT") contracts. In mid-2005, the Company substantially discontinued coinsuring its newly written traditional life insurance and moved to YRT reinsurance as discussed below. The Company continues to reinsure 90% of the mortality risk above its maximum retention limit for the respective product, but not the account values, on the majority of its newly written universal life insurance.

The Company currently enters into reinsurance contracts with reinsurers under YRT contracts to provide coverage for insurance issued in excess of the amount it retains on any one life. The amount of insurance retained on any one life was $500,000 in years prior to mid-2005. In 2005, this retention was increased to amounts up to $1,000,000 for certain policies, and during 2008, was increased to $2,000,000 for certain policies.

As of December 31, 2011, the Company had insurance in-force of $761.5 billion, of which approximately $469.5 billion was ceded to reinsurers. See Note 8, *Reinsurance* to consolidated financial statements for additional information related to the Company's use of reinsurance.

Policy Liabilities and Accruals

The applicable insurance laws under which the Company's insurance subsidiaries operate require that each insurance company report policy liabilities to meet future obligations on the outstanding policies. These liabilities are the amounts which, with the additional premiums to be received and interest thereon compounded annually at certain assumed rates, are calculated in accordance with applicable law to be sufficient to meet the various policy and contract obligations as they mature. These laws specify that the liabilities shall not be less than liabilities calculated using certain named mortality tables and interest rates.

The policy liabilities and accruals carried in the Company's financial reports presented on the basis of accounting principles generally accepted in the United States of America ("GAAP") differ from those specified by the laws of the various states and carried in the insurance subsidiaries' statutory financial statements (presented on the basis of statutory accounting principles mandated by state insurance regulations). For policy liabilities other than those for universal life policies, annuity contracts, GICs, and funding agreements, these differences arise from the use of mortality and morbidity tables and interest rate assumptions which are deemed to be more appropriate for financial reporting purposes than those required for statutory accounting purposes, from the introduction of lapse assumptions into the calculation, and from the use of the net level premium method on all business. Policy liabilities for universal life policies, annuity contracts, GICs, and funding agreements are generally carried in the Company's financial reports at the account value of the policy or contract plus accrued interest, with certain exceptions as permitted by actuarial guidelines.

Federal Income Tax

Existing federal laws and regulations affect the taxation of the Company's products. Income tax payable by policyholders on investment earnings is deferred during the accumulation period of certain life insurance and annuity products. This favorable tax treatment may give certain of the Company's products a competitive advantage over other non-insurance products. If the Internal Revenue Code of 1986 is revised to reduce the tax-deferred status of life insurance and annuity products, or to increase the tax-deferred status of competing products, the relative attractiveness of the Company's products may be reduced or eliminated.

Life insurance products are often used to fund estate tax obligations. The United States Congress ("Congress") enacted legislation in 2001 that reduced the estate tax in years 2001 through 2009 and then completely eliminated the tax in 2010. This legislation sunsetted at the end of 2010. The estate tax has been reinstated through 2012, subject to a modified personal exemption amount, modified maximum rate and a step-up in basis rules for property acquired from a decedent' estate. In the absence of further action by Congress, the estate tax will revert back to pre-2001 levels in 2013 and thereafter. It is unclear what Congress will do with respect to the estate tax after 2012. If the estate tax is significantly reduced or eliminated again in the future, the demand for certain life insurance products could be adversely affected.

Additionally, the Company is subject to corporate income tax, but currently benefits from certain tax benefits, including but not limited to, dividends received deductions and insurance reserve deductions. Due to a number of factors, including the recent financial crisis and ongoing proposals from the U.S. Department of the Treasury, tax legislation could be enacted that would cause the Company to incur additional income tax expense.

The Company's insurance subsidiaries are taxed by the federal government in a manner similar to other companies in its industry. However, certain restrictions apply regarding the consolidation of recently-acquired life insurance companies into the Company's consolidated U.S. income tax return. Additionally, restrictions on the amount of life insurance income that can be offset by non-life-insurance losses have the potential of increasing the Company's income tax expense.

There is general uncertainty regarding the taxes to which the Company and its products will be subject in the future. The Company cannot predict what changes to tax law or interpretations of existing tax law may ultimately be enacted or adopted.

Competition

Life and health insurance is a mature and highly competitive industry. In recent years, the industry has experienced reduced growth in life insurance sales, though the aging population has increased the demand for retirement savings products. The Company encounters significant competition in all lines of business from other insurance companies, many of which have greater financial resources than the Company and which may have a greater market share, offer a broader range of products, services or features, assume a greater level of risk, have lower operating or financing costs, or have lower profitability expectations. The Company also faces competition from other providers of financial services. Competition could result in, among other things, lower sales or higher lapses of existing products.

The Company's move away from reliance on reinsurance for newly written traditional life products results in a net reduction of current taxes, but an increase in deferred taxes. The Company allocates the benefits of reduced current taxes to the life marketing segment and the profitability and competitive position of certain products is dependent on the continuation of existing tax rules and interpretations and the Company's ability to generate future taxable income.

The Company's ability to compete is dependent upon, among other things, its ability to attract and retain distributors to market its insurance and investment products, its ability to develop competitive and profitable products, its ability to maintain low unit costs, and its maintenance of adequate ratings from rating agencies.

As technology evolves, comparison of a particular product of any company for a particular customer with competing products for that customer is more readily available, which could lead to increased competition as well as agent or customer behavior, including persistency, which differs from past behavior.

Risk Management

Risk management is a critical part of the Company's business, and the Company has adopted risk management processes in multiple aspects of its operations, including product development and management, business acquisitions, underwriting, investment management, asset-liability management, and technology development projects. The Company's risk management office, under the direction of the Chief Risk Officer, along with other departments, management groups and committees, have responsibilities for managing different risks throughout the Company. Risk management includes the assessment of risk, a decision process to determine which risks are acceptable and the ongoing monitoring and management of those risks. The primary objective of these risk management processes is to determine the acceptable level of variations the Company experiences from its expected results and to implement strategies designed to limit such variations to these levels.

Regulation

The Company is subject to government regulation in each of the states in which it conducts business. In many instances, the regulatory models emanate from the NAIC. Such regulation is vested in state agencies having broad administrative and in some instances discretionary power dealing with many aspects of the Company's business, which may include, among other things, premium rates and increases thereto, underwriting practices, reserve requirements, marketing practices, advertising, privacy, policy forms, reinsurance reserve requirements, acquisitions, mergers, capital adequacy, claims practices and the remittance of unclaimed property, and is concerned primarily with the protection of policyholders, other customers, beneficiaries and other parties rather than shareowners. In addition, some state insurance departments may enact rules or regulations with extra-territorial application, effectively extending their jurisdiction to areas such as permitted insurance company investments that are normally the province of an insurance company's domiciliary state regulator.

At any given time, a number of financial, market conduct or other examinations of the Company's subsidiaries may be ongoing. From time to time, regulators raise issues during examinations or audits of the Company's subsidiaries that could, if determined adversely, have a material impact on the Company. The Company's insurance subsidiaries are required to file detailed annual reports with the supervisory agencies in each of the jurisdictions in which they do business, and their business and accounts are subject to examination by such agencies at any time. Under the rules of the NAIC, insurance companies are examined periodically (generally every three to five years) by one or more of the supervisory agencies on behalf of the states in which they do business. At any given time, a number of financial and/or market conduct examinations of the Company's subsidiaries may be ongoing. To date, no such insurance department examinations have produced any significant adverse findings regarding any of the Company's insurance company subsidiaries.

Under insurance guaranty fund laws, in most states insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. From time to time, companies may be asked to contribute amounts beyond prescribed limits. Although the Company cannot predict the amount of any future assessments, most insurance guaranty fund laws currently provide that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

In addition, many states, including the states in which the Company's insurance subsidiaries are domiciled, have enacted legislation or adopted regulations regarding insurance holding company systems. These laws require registration of and periodic reporting by insurance companies domiciled within the jurisdiction which control or are controlled by other corporations or persons so as to constitute an insurance holding company system. These laws also affect the acquisition of control of insurance companies as well as transactions between insurance companies and companies controlling them. Most states, including Tennessee, where PLICO is domiciled, require administrative approval of the acquisition of control of an insurance company domiciled in the state or the acquisition of control of an insurance holding company whose insurance subsidiary is incorporated in the state. In Tennessee, the acquisition of 10% of the voting securities of an entity is deemed to be the acquisition of control for the purpose of the insurance holding company statute and requires not only the filing of detailed information concerning the acquiring parties and the plan of acquisition, but also administrative approval prior to the acquisition. The NAIC recently approved revisions to the NAIC Model Holding Company System Regulatory Act that, if enacted by the legislatures of the states in which the Company's insurance subsidiaries are domiciled, will subject such subsidiaries to increased reporting requirements.

The states in which the Company's insurance subsidiaries are domiciled also impose certain restrictions on the subsidiaries' ability to pay dividends to the Company. These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts are subject to approval by the insurance commissioner of the state of domicile. The maximum amount that would qualify as ordinary dividends to the Company by its insurance subsidiaries in 2012 is estimated to be $307.2 million. No assurance can be given that more stringent restrictions will not be adopted from time to time by states in which the Company's insurance subsidiaries are domiciled; such restrictions could have the effect, under certain circumstances, of significantly reducing dividends or other amounts payable to the Company by such subsidiaries without affirmative prior approval by state regulatory authorities.

State insurance regulators and the NAIC regularly re-examine existing laws and regulations applicable to insurance companies and their products. Changes in these laws and regulations, or in interpretations thereof, are often made for the benefit of the consumer and at the expense of the insurer. The NAIC may also be influenced by the initiatives or regulatory structures or schemes of international regulatory bodies, and those initiatives or regulatory structures or schemes may not translate readily into the regulatory structures or schemes or the legal system (including the interpretation or application of standards by juries), under which U.S. insurers must operate. Changes in laws and regulations, or in interpretations thereof, as well as initiatives or regulatory structures or schemes of international regulatory bodies, applicable to the Company could have a significant impact on the Company.

Some of the NAIC pronouncements, particularly as they affect accounting issues, take effect automatically in the various states without affirmative action by the states. Also, regulatory actions with prospective impact can potentially have a significant impact on currently sold products.

At the federal level, bills are routinely introduced in both chambers of the United States Congress which could affect life insurers. In the past, Congress has considered legislation that would impact insurance companies in numerous ways, such as providing for an optional federal charter or a federal presence for insurance, pre-empting state law in certain respects to the regulation of reinsurance, increasing federal oversight in areas such as consumer protection and solvency regulation, and other matters. The Company cannot predict whether or in what form legislation will be enacted and, if so, the impact of such legislation on the Company.

The Company is also subject to various conditions and requirements of the Patient Protection and Affordable Care Act of 2010 ("the Healthcare Act"). The Healthcare Act makes significant changes to the regulation of health insurance and may affect the Company in various ways. The Healthcare Act may affect the small blocks of business the Company has offered or acquired over the years that is, or is deemed to be, health insurance. The Healthcare Act may also affect the benefit plans the Company sponsors for employees or retirees and their dependents, the Company's expense to provide such benefits, the tax liabilities of the Company in connection with the provision of such benefits, and the Company's ability to attract or retain employees. In addition, the Company may be subject to regulations, guidance or determinations emanating from the various regulatory authorities authorized under the Healthcare Act. The Healthcare Act, or any regulatory pronouncement made thereunder, could have a significant impact on the Company.

The Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank") makes sweeping changes to the regulation of financial services entities, products and markets. Certain provisions of Dodd-Frank are or may become applicable to the Company, its competitors or those entities with which the Company does business. Such provisions include, but are not limited to, the following: the establishment of consolidated federal regulation and resolution authority over systemically important financial services firms, the establishment of the Federal Insurance Office, changes to the regulation and standards applicable to broker dealers and investment advisors, changes to the regulation of reinsurance, changes to regulations affecting the rights of shareholders, the imposition of additional regulation over credit rating agencies, and the imposition of concentration limits on financial institutions that restrict the amount of credit that may be extended to a single person or entity.

Dodd-Frank also created the Consumer Financial Protection Bureau ("CFPB"), an independent division of the Department of Treasury with jurisdiction over credit, savings, payment, and other consumer financial products and services, other than investment products already regulated by the SEC or the U.S. Commodity Futures Trading Commission. Certain of the Company's subsidiaries sell products that may be regulated by the CFPB. In addition, Dodd-Frank includes a new framework of regulation of over-the-counter ("OTC") derivatives markets which will require clearing of certain types of transactions currently traded OTC by the Company. The Company uses derivatives to mitigate a wide range of risks in connection with its business, including those arising from its variable annuity products with guaranteed benefit features. The derivative clearing requirements of Dodd-Frank could have a significant impact on the Company.

Numerous provisions of Dodd-Frank require the adoption of implementing rules and/or regulations. The process of adopting such implementing rules and/or regulations has been delayed beyond the timeframes imposed by Dodd-Frank. Until the various final regulations are promulgated pursuant to

Dodd-Frank, the full impact of the regulations on the Company will remain unclear. In addition, Dodd-Frank mandates multiple studies, which could result in additional legislation or regulation applicable to the insurance industry, the Company, its competitors or the entities with which the Company does business. Legislative or regulatory requirements imposed by or promulgated in connection with Dodd-Frank may have a significant impact on the Company.

The Company may be subject to regulation by the United States Department of Labor when providing a variety of products and services to employee benefit plans and individual investors that are governed by the Employee Retirement Income Security Act ("ERISA"). The Department of Labor is currently in the process of re-proposing a rule that would change the circumstances under which one who works with employee benefit plans and Individual Retirement Accounts would be considered a fiduciary under ERISA. Severe penalties are imposed for breach of duties under ERISA and the Company cannot predict the impact that the Department of Labor's re-proposed rule may have on its operations.

Certain equity and debt securities, policies, contracts, and annuities offered by the Company are subject to regulation under the federal securities laws administered by the SEC. The federal securities laws contain regulatory restrictions and criminal, administrative, and private remedial provisions. From time to time, the SEC and the Financial Industry Regulatory Authority ("FINRA") examine or investigate the activities of broker dealers and investment advisors, including the Company's affiliated broker dealers and investment advisors. These examinations often focus on the activities of the registered representatives and registered investment advisors doing business through such entities.

Other types of regulation that could affect the Company and its subsidiaries include insurance company investment laws and regulations, state statutory accounting practices, anti-trust laws, minimum solvency requirements, state securities laws, federal privacy laws, insurable interest laws, federal anti-money laundering and anti-terrorism laws, employment and immigration laws (including a recently enacted statute in Alabama where approximately 50% of the Company's employees are located), and because the Company owns and operates real property, state, federal, and local environmental laws.

Additional issues related to regulation of the Company and its insurance subsidiaries are discussed in Item 1A, *Risk Factors and Cautionary Factors that may Affect Future Results* and in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, included herein.

Employees

As of December 31, 2011, the Company had approximately 2,332 employees, of which 2,317 were full-time and 15 were part-time employees. Included in the total were approximately 1,274 employees in Birmingham, Alabama, of which 1,267 were full-time and 7 were part-time employees. The Company believes its relations with its employees are satisfactory. Most employees are covered by contributory major medical, dental, vision, group life, and long-term disability insurance plans. The cost of these benefits to the Company in 2011 was approximately $11.9 million. In addition, substantially all of the employees are covered by a defined benefit pension plan and 401(k) Plan. The Company matches employee contributions to its 401(k) Plan. See Note 13, *Stock-Based Compensation* and Note 14, *Employee Benefit Plans* to consolidated financial statements for additional information.

Available Information

The Company files reports with the SEC, including Annual Reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and other reports as required. The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company is an electronic filer and the SEC maintains an internet site at www.sec.gov that contains the reports, proxy and information statements, and other information filed electronically by the Company.

The Company makes available free of charge through its website, www.protective.com, the Company's Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after such materials are electronically filed with or furnished to the SEC. The information found on the Company's website is not part of this or any other report filed with or furnished to the SEC.

The Company also has available copies of the Company's Proxy Statement and the 2011 Annual Report to Shareowners which will be furnished to anyone who requests such documents from the Company. Requests for copies should be directed to: Shareowner Relations, Protective Life Corporation, P. O. Box 2606, Birmingham, Alabama 35202, Telephone (205) 268-3573, Fax (205) 268-5547.

Executive Officers

As of February 28, 2012, the Company's executive officers were as follows:

Name	Age	Position
John D. Johns	60	Chairman of the Board, President, Chief Executive Officer and a Director
Richard J. Bielen	51	Vice Chairman and Chief Financial Officer
Edward M. Berko	54	Executive Vice President, Chief Risk Officer
Carolyn M. Johnson	51	Executive Vice President, Chief Operating Officer
Deborah J. Long	58	Executive Vice President, Secretary and General Counsel
Carl S. Thigpen	55	Executive Vice President, Chief Investment Officer
D. Scott Adams	47	Senior Vice President, Chief Human Resources Officer
Brent E. Griggs	56	Senior Vice President, Asset Protection Division
Carolyn King	61	Senior Vice President, Acquisitions and Corporate Development
Steven G. Walker	52	Senior Vice President, Controller and Chief Accounting Officer
Judy Wilson	53	Senior Vice President, Stable Value Products

All executive officers are elected annually and serve at the pleasure of the Board of Directors. None of the executive officers are related to any director of the Company or to any other executive officer.

Mr. Johns has been Chairman of the Board of the Company since January 2003, and President and Chief Executive Officer of the Company since December 2001. He has been a Director of the Company since May 1997. Mr. Johns has been employed by the Company and its subsidiaries since 1993.

Mr. Bielen has been Vice Chairman and Chief Financial Officer of the Company since June 2007. From August 2006 to June 2007, Mr. Bielen served as Executive Vice President, Chief Investment Officer, and Treasurer of the Company. Mr. Bielen has been employed by the Company and its subsidiaries since 1991.

Mr. Berko has been Executive Vice President and Chief Risk Officer of the Company since August 2009. Prior to joining the Company, Mr. Berko served as Managing Director and Chief Risk Officer of the Investments Department of MetLife, Inc. from 2005 to 2009.

Ms. Johnson has been Executive Vice President and Chief Operating Officer of the Company since June 2007. From November 2006 to June 2007, she served as Senior Vice President and Chief Operations and Technology Officer of the Company. Ms. Johnson has been employed by the Company and its subsidiaries since 2004.

Ms. Long has been Executive Vice President, Secretary, and General Counsel of the Company since May 2007. From November 1996 to May 2007, Ms. Long served as Senior Vice President, Secretary, and General Counsel of the Company. Ms. Long has been employed by the Company and its subsidiaries since 1994.

Mr. Thigpen has been Executive Vice President and Chief Investment Officer of the Company since June 2007. From January 2002 to June 2007, Mr. Thigpen served as Senior Vice President and Chief Mortgage and Real Estate Officer of the Company. Mr. Thigpen has been employed by the Company and its subsidiaries since 1984.

Mr. Adams has been Senior Vice President and Chief Human Resources Officer of the Company since April 2006.

Mr. Griggs has been Senior Vice President, Asset Protection Division, of the Company since February 2003. Mr. Griggs has been employed by the Company and its subsidiaries since 1997.

Ms. King has been Senior Vice President, Acquisitions and Corporate Development, of the Company since June 2007. From December 2003 to June 2007, Ms. King served as Senior Vice President, Acquisitions of the Company. Ms. King has been employed by the Company and its subsidiaries since 1995.

Mr. Walker has been Senior Vice President since March 2004. Mr. Walker has been Controller and Chief Accounting Officer of the Company since September 2003. Mr. Walker has been employed by the Company and its subsidiaries since 2002.

Ms. Wilson has been Senior Vice President, Stable Value Products of the Company since January 1995. Ms. Wilson has been employed by the Company and its subsidiaries since 1989.

Certain of these executive officers also serve as executive officers and/or directors of various of the Company's subsidiaries.

Item 1A. Risk Factors and Cautionary Factors that may Affect Future Results

The operating results of companies in the insurance industry have historically been subject to significant fluctuations. The factors which could affect the Company's future results include, but are not limited to, general economic conditions and the known trends and uncertainties which are discussed more fully below.

The Company is exposed to the risks of natural and man-made catastrophes, pandemics, malicious acts, terrorist acts and climate change, which could adversely affect the Company's operations and results.

While the Company has obtained insurance, implemented risk management and contingency plans, and taken preventive measures and other precautions, no predictions of specific scenarios can be made nor can assurance be given that there are not scenarios that could have an adverse effect on the Company. A natural or man-made catastrophe, pandemic, malicious act, terrorist act, or the occurrence of climate change, could adversely affect the mortality, morbidity, or other experience of the Company or its reinsurers and have a significant negative impact on the Company. In addition, claims arising from the occurrence of such events or conditions could have a material adverse effect on the Company's financial condition and results of operations. Such events or conditions could also have an adverse effect on lapses and surrenders of existing policies, as well as sales of new policies.

In addition, such events or conditions could result in a decrease or halt in economic activity in large geographic areas, adversely affecting the marketing or administration of the Company's business within such geographic areas and/or the general economic climate, which in turn could have an adverse effect on the Company. Such events or conditions could also result in additional regulation or restrictions on the Company in the conduct of its business. The possible macroeconomic effects of such events or conditions could also adversely affect the Company's asset portfolio, as well as many other aspects of the Company's business, financial condition, and results of operations.

The Company's strategies for mitigating risks arising from its day-to-day operations may prove ineffective resulting in a material adverse effect on its results of operations and financial condition.

The Company's performance is highly dependent on its ability to manage risks that arise from a large number of its day-to-day business activities, including underwriting, claims processing, policy administration and servicing, execution of its investment and hedging strategy, financial and tax reporting and other activities, many of which are very complex. The Company also may rely on third parties for such activities. The Company seeks to monitor and control its exposure to risks arising out of or related to these activities through a variety of internal controls, management review processes, and other mechanisms. However, the occurrence of unforeseen or un-contemplated risks, or the occurrence of risks of a greater magnitude than expected, including those arising from a failure in processes, procedures or systems implemented by the Company or a failure on the part of employees or third parties upon which the Company relies in this regard, may have a material adverse effect on the Company's financial condition or results of operations.

The Company operates in a mature, highly competitive industry, which could limit its ability to gain or maintain its position in the industry and negatively affect profitability.

The insurance industry is a mature and highly competitive industry. In recent years, the industry has experienced reduced growth in life insurance sales. The Company encounters significant competition in all lines of business from other insurance companies, many of which have greater financial resources and higher ratings than the Company and which may have a greater market share, offer a broader range of products, services or features, assume a greater level of risk, have lower operating or financing costs, or have different profitability expectations than the Company. The Company also faces competition from other providers of financial services. Competition could result in, among other things, lower sales or higher lapses of existing products. Consolidation and expansion among banks, insurance companies, distributors, and other financial service companies with which the Company does business could also have an adverse effect on the Company's financial condition and results of operations if such companies require more favorable terms than previously offered to the Company or if such companies elect not to continue to do business with the Company following consolidation or expansion.

The Company's ability to compete is dependent upon, among other things, its ability to attract and retain distribution channels to market its insurance and investment products, its ability to develop competitive and profitable products, its ability to maintain low unit costs, and its maintenance of adequate ratings from rating agencies.

As technology evolves, comparison of a particular product of any company for a particular customer with competing products for that customer is more readily available, which could lead to increased competition as well as agent or customer behavior, including persistency that differs from past behavior.

The Company operates as a holding company and depends on the ability of its subsidiaries to transfer funds to it to meet its obligations and pay dividends.

The Company operates as a holding company for its insurance and other subsidiaries and does not have any significant operations of its own. The Company's primary sources of funding are dividends from its operating subsidiaries; revenues from investment, data processing, legal, and management services rendered to subsidiaries; investment income; and external financing. These funding sources support the Company's general corporate needs including its common stock dividends and debt service. If the funding the Company receives from its subsidiaries is insufficient for it to fund its debt service and other holding company obligations, it may be required to raise funds through the incurrence of debt, the issuance of additional equity, or the sale of assets.

The states in which the Company's insurance subsidiaries are domiciled impose certain restrictions on the subsidiaries' ability to pay dividends and make other payments to the Company. State insurance regulators may prohibit the payment of dividends or other payments to the Company by its insurance subsidiaries if they determine that the payments could be adverse to the policyholders or contract holders of the insurance subsidiaries.

The Company's policy claims fluctuate from period to period resulting in earnings volatility.

The Company's results may fluctuate from period to period due to fluctuations in the amount of policy claims received. In addition, certain of the Company's lines of business may experience higher claims if the economy is growing slowly or in recession, or if equity markets decline. Also, insofar as the Company continues to retain a larger percentage of the risk of newly written life products than it has in the past, its financial results may have greater variability due to fluctuations in mortality results.

A ratings downgrade or other negative action by a ratings organization could adversely affect the Company.

Various Nationally Recognized Statistical Rating Organizations ("rating organizations") review the financial performance and condition of insurers, including the Company's insurance subsidiaries, and publish their financial strength ratings as indicators of an insurer's ability to meet policyholder and contract holder obligations. While financial strength ratings are not a recommendation to buy the Company's securities or products, these ratings are important to maintaining public confidence in the Company, its products, its ability to market its products, and its competitive position. A downgrade or other negative action by a ratings organization with respect to the financial strength ratings of the Company's insurance subsidiaries could adversely affect the Company in many ways, including the following: reducing new sales of insurance and investment products; adversely affecting relationships with distributors and sales agents; increasing the number or amount of policy surrenders and withdrawals of funds; requiring a reduction in prices for the Company's insurance products and services in order to remain competitive; and adversely affecting the Company's ability to obtain reinsurance at a reasonable price, on reasonable terms or at all. A downgrade of sufficient magnitude could result in the Company, its insurance subsidiaries, or both being required to collateralize reserves, balances or obligations under reinsurance, funding, swap, and securitization agreements. A downgrade of sufficient magnitude could also result in the termination of funding and swap agreements.

Rating organizations also publish credit ratings for issuers of debt securities, including the Company. Credit ratings are indicators of a debt issuer's ability to meet the terms of debt obligations in a timely manner. These ratings are important to the Company's overall ability to access credit markets and other types of liquidity. Credit ratings are not recommendations to buy the Company's securities or products. Downgrades of the Company's credit ratings, or an announced potential downgrade or other negative action, could have a material adverse effect on the Company's financial conditions and results of operations in many ways, including, but not limited to, the following: limiting the Company's access to capital markets; increasing the cost of debt; impairing its ability to raise capital to refinance maturing debt obligations; limiting its capacity to support the growth of its insurance subsidiaries; requiring it to pay higher amounts in connection with certain existing or future financing arrangements or transactions; and making it more difficult to maintain or improve the current financial strength ratings of its insurance subsidiaries. A downgrade of sufficient magnitude, in combination with other factors, could require the Company to post collateral pursuant to certain contractual obligations.

Rating organizations assign ratings based upon several factors. While most of the factors relate to the rated company, some of the factors relate to the views of the rating organization, general economic conditions, and circumstances outside the rated company's control. In addition, rating organizations use various models and formulas to assess the strength of a rated company, and from time to time rating organizations have, in their discretion, altered the models. Changes to the models could impact the rating organizations' judgment of the rating to be assigned to the rated company. The Company cannot predict what actions the rating organizations may take, or what actions the Company may take in response to the actions of the rating organizations, which could adversely affect the Company.

The Company's results and financial condition may be negatively affected should actual experience differ from management's assumptions and estimates.

In the conduct of business, the Company makes certain assumptions regarding mortality, morbidity, persistency, expenses, interest rates, equity market volatility, tax liability, business mix, frequency and severity of claims, contingent liabilities, investment performance, and other factors appropriate to the type of business it expects to experience in future periods. These assumptions are also used to estimate the amounts of deferred policy acquisition costs, policy liabilities and accruals, future earnings, and various components of the Company's balance sheet. These assumptions are used in the operation of the Company's business in making decisions crucial to the success of the Company, including the pricing of products and expense structures relating to products. The Company's actual experience, as well as changes in estimates, is used to prepare the Company's statements of income. To the extent the Company's actual experience and changes in estimates differ from original estimates, the Company's financial condition may be affected.

Mortality, morbidity, and casualty expectations incorporate assumptions about many factors, including for example, how a product is distributed, for what purpose the product is purchased, the mix of customers purchasing the products, persistency and lapses, future progress in the fields of health and medicine, and the projected level of used vehicle values. Actual mortality, morbidity, and/or casualty experience will differ from expectations if actual results differ from those assumptions. In addition, continued activity in the viatical, stranger-owned, and/or life settlement industry could cause the Company's level of lapses to differ from its assumptions about persistency and lapses, which could negatively impact the Company's performance.

The calculations the Company uses to estimate various components of its balance sheet and statements of income are necessarily complex and involve analyzing and interpreting large quantities of data. The Company currently employs various techniques for such calculations. From time to time it develops and implements more sophisticated administrative systems and procedures capable of facilitating the calculation of more precise estimates.

Assumptions and estimates involve judgment, and by their nature are imprecise and subject to changes and revisions over time. Accordingly, the Company's results may be affected, positively or negatively, from time to time, by actual results differing from assumptions, by changes in estimates, and by changes resulting from implementing more sophisticated administrative systems and procedures that facilitate the calculation of more precise estimates.

The Company's financial condition or results of operations could be adversely impacted if the Company's assumptions regarding the fair value and future performance of its investments differ from actual experience.

The Company makes assumptions regarding the fair value and expected future performance of its investments. Expectations that the Company's investments in mortgage-backed and asset-backed securities will continue to perform in accordance with their contractual terms are based on assumptions a market participant would use in determining the current fair value and consider the performance of the underlying assets. It is reasonably possible that the underlying collateral of these investments will perform worse than current market expectations and that such reduced performance may lead to adverse changes in the cash flows on the Company's holdings of these types of securities. This could lead to potential future write-downs within the Company's portfolio of mortgage-backed and asset-backed securities. In addition, expectations that the Company's investments in corporate securities and/or debt obligations will continue to perform in accordance with their contractual terms are based on evidence gathered through its normal credit surveillance process. It is possible that issuers of the Company's investments in corporate securities and/or debt obligations will perform worse than current expectations. Such events may lead the Company to recognize potential future write-downs within its portfolio of corporate securities and/or debt obligations. It is also possible that such unanticipated events would lead the Company to dispose of such investments and recognize the effects of any market movements in its financial statements.

The Company also makes certain assumptions when utilizing internal models to value certain of its investments. It is possible that actual results will differ from the Company's assumptions. Such events could result in a material change in the value of the Company's investments.

The use of reinsurance introduces variability in the Company's statements of income.

The timing of premium payments to and receipt of expense allowances from reinsurers differs from the Company's receipt of customer premium payments and incurrence of expenses. These timing differences introduce variability in certain components of the Company's statements of income and may also introduce variability in the Company's quarterly financial results.

The Company could be forced to sell investments at a loss to cover policyholder withdrawals.

Many of the products offered by the Company allow policyholders and contract holders to withdraw their funds under defined circumstances. The Company manages its liabilities and configures its investment portfolios so as to provide and maintain sufficient liquidity to support expected withdrawal demands and contract benefits and maturities. While the Company owns a significant amount of liquid assets, a certain portion of its assets are relatively illiquid. If the Company experiences unexpected withdrawal or surrender activity, it could exhaust its liquid assets and be forced to liquidate other assets, perhaps at a loss or on other unfavorable terms. If the Company is forced to dispose of assets at a loss or on unfavorable terms, it could have an adverse effect on the Company's financial condition. The degree of the adverse effect could vary in relation to the magnitude of the unexpected surrender or withdrawal activity.

Interest rate fluctuations or significant and sustained periods of low interest rates could negatively affect the Company's interest earnings and spread income, or otherwise impact its business.

Significant changes in interest rates expose insurance companies to the risk of not earning anticipated interest earnings on products without significant account balances, or not realizing anticipated spreads between the interest rate earned on investments and the credited interest rates paid on in-force policies and contracts that have significant account balances. Both rising and declining interest rates can negatively affect the Company's interest earnings and spread income.

Changes in interest rates may also impact the Company's business in other ways. Lower interest rates may result in lower sales of certain of the Company's insurance and investment products. Certain of the Company's insurance and investment products guarantee a minimum credited interest rate, and the Company could become unable to earn its spread income should interest rates decrease significantly. The Company's expectation for future interest earnings and spreads is an important component in amortization of deferred acquisition costs ("DAC") and value of business acquired ("VOBA") and significantly lower interest earnings or spreads may cause it to accelerate amortization, thereby reducing net income in the affected reporting period. Additionally, during periods of declining interest rates, life insurance and annuity products may be relatively more attractive investments to consumers, resulting in increased premium payments on products with flexible premium features, repayment of policy loans and increased persistency, or a higher percentage of insurance policies remaining in force from year to year during a period when the Company's investments carry lower returns. Significant and sustained periods of reduced interest rates could result in an increase in the valuation of the future policy benefit or policyholder account balance liabilities associated with the Company's variable products that have death benefit or withdrawal benefit guarantees.

Higher interest rates may create a less favorable environment for the origination of mortgage loans and decrease the investment income the Company receives in the form of prepayment fees, make-whole payments, and mortgage participation income. Higher interest rates may also increase the cost of debt and other obligations of the Company having floating rate or rate reset provisions and may result in fluctuations in sales of annuity products. During periods of increasing market interest rates, the Company may offer higher crediting rates on interest-sensitive products, such as universal life insurance and fixed annuities, and it may increase crediting rates on in-force products to keep these products competitive. In addition, rapidly rising interest rates may cause increased policy surrenders, withdrawals from life insurance policies and annuity contracts, and requests for policy loans as policyholders and contractholders shift assets into higher yielding investments. Increases in crediting rates, as well as surrenders and withdrawals, could have an adverse effect on the Company's financial condition and results of operations.

Additionally, the Company's asset/liability management programs and procedures incorporate assumptions about the relationship between short-term and long-term interest rates (i.e., the slope of the yield curve) and relationships between risk-adjusted and risk-free interest rates, market liquidity, and other factors. The effectiveness of the Company's asset/liability management programs and procedures may be negatively affected whenever actual results differ from these assumptions.

In general, the Company's results are improved when the yield curve is positively sloped (i.e., when long-term interest rates are higher than short-term interest rates), and will be adversely affected by a flat or negatively sloped curve.

Equity market volatility could negatively impact the Company's business.

Volatility in equity markets may discourage prospective purchasers of variable separate account products, such as variable annuities, that have returns linked to the performance of equity markets and may cause some existing customers to withdraw cash values or reduce investments in those products. The amount of policy fees received from variable products is affected by the performance of the equity markets, increasing or decreasing as markets rise or fall.

Equity market volatility can also affect the profitability of variable products in other ways, in particular as a result of death benefit and withdrawal benefit guarantees in these products. The estimated cost of providing guaranteed minimum death benefits ("GMDB") and guaranteed minimum withdrawal benefits ("GMWB") incorporates various assumptions about the overall performance of equity markets over certain time periods. Periods of significant and sustained downturns in equity markets or increased equity market volatility could result in an increase in the valuation of the future policy benefit or policyholder account balance liabilities associated with such products, resulting in a reduction to net income and an adverse impact to the statutory capital and risk-based capital ratios of the Company's insurance subsidiaries.

The amortization of DAC relating to variable products and the estimated cost of providing GMDB and GMWB incorporate various assumptions about the overall performance of equity markets over certain time periods. The rate of amortization of DAC and the cost of providing GMDB and GMWB could increase if equity market performance is worse than assumed.

The Company's use of derivative financial instruments within its risk management strategy may not be effective or sufficient.

The Company uses derivative financial instruments within its risk management strategy to mitigate risks to which it is exposed, including the adverse effects of domestic and/or international credit and/or equity market and/or interest rate levels or volatility on its variable annuity products with guaranteed benefit features. These derivative financial instruments may not effectively offset the changes in the carrying value of the guarantees due to, among other things, the time lag between changes in the value of such guarantees and the changes in the value of the derivative financial instruments purchased by the Company, extreme credit and/or equity market and/or interest rate levels or volatility, contract holder behavior that differs from the Company's expectations, and divergence between the performance of the underlying funds of such variable annuity products with guaranteed benefit features and the indices utilized by the Company in estimating its exposure to such guarantees.

The Company may also use derivative financial instruments within its risk management strategy to mitigate risks arising from its exposure to individual issuers or sectors of issuers and to mitigate the adverse effects of distressed domestic and/or international credit and/or equity markets and/or interest rate levels or volatility on its overall financial condition or results of operations.

The use of derivative financial instruments by the Company may have an adverse impact on the level of statutory capital and the risk based capital ratios of the Company's insurance subsidiaries. The Company employs strategies in the use of derivative financial instruments that are intended to mitigate such adverse impacts, but the Company's strategies may not be effective.

The Company may also choose not to hedge, in whole or in part, these or other risks that it has identified, due to, for example, the availability and/or cost of a suitable derivative financial instrument or, in reaction to extreme credit, equity market and/or interest rate levels or volatility, a decision to not purchase a derivative financial instrument that fully hedges certain risks. Additionally, the Company's estimates and assumptions made in connection with its use of any derivative financial instrument may fail to reflect or correspond to its actual long-term exposure in respect to identified risks. Derivative financial instruments held or purchased by the Company may also otherwise be insufficient to hedge the risks in relation to the Company's obligations. In addition, the Company may fail to identify risks, or the magnitude thereof, to which it is exposed. The Company is also exposed to the risk that its use of derivative financial instruments within its risk management strategy may not be properly designed and/or may not be properly implemented as designed.

The Company is also subject to the risk that its derivative counterparties may fail or refuse to meet their obligations to the Company under derivative financial instruments. If the Company's derivative counterparties fail or refuse to meet their obligations to the Company in this regard, the Company's efforts to mitigate risks to which it is subject through the use of such derivative financial instruments may prove to be ineffective or inefficient.

The above factors, either alone or in combination, may have a material adverse effect on the Company's financial condition and results of operations.

The Company is highly regulated and subject to numerous legal restrictions and regulations.

The Company is subject to government regulation in each of the states in which it conducts business. In many instances, the regulatory models emanate from the National Association of Insurance Commissioners ("NAIC"). Such regulation is vested in state agencies having broad administrative and in some instances discretionary power dealing with many aspects of the Company's business, which may include, among other things, premium rates and increases thereto, underwriting practices, reserve requirements, marketing practices, advertising, privacy, policy forms, reinsurance reserve requirements, acquisitions, mergers, capital adequacy, claims practices and the remittance of unclaimed property, and is concerned primarily with the protection of policyholders, other customers, beneficiaries and other parties rather than shareowners. In addition, some state insurance departments may enact rules or regulations with extra-territorial application, effectively extending their jurisdiction to areas such as permitted insurance company investments that are normally the province of an insurance company's domiciliary state regulator. At any given time, a number of financial, market conduct, or other examinations or audits of the Company's subsidiaries may be ongoing. It is possible that any examination or audit may result in payments of fines and penalties, payments to customers, or both, as well as changes in systems or procedures, any of which could have a material adverse effect on the Company's financial condition or results of operations. The Company's insurance subsidiaries are required to obtain state regulatory approval for rate increases for certain health insurance products, and the Company's profits may be adversely affected if the requested rate increases are not approved in full by regulators in a timely fashion.

State insurance regulators and the NAIC regularly re-examine existing laws and regulations applicable to insurance companies and their products. Changes in these laws and regulations, or in interpretations thereof, are often made for the benefit of the consumer and at the expense of the insurer and, thus, could have a material adverse effect on the Company's financial condition and results of operations. The NAIC may also be influenced by the initiatives and regulatory structures or schemes of international regulatory bodies, and those initiatives or regulatory structures or schemes may not translate readily into the regulatory structures or schemes or the legal system (including the interpretation or application of standards by juries) under which U.S. insurers must operate. Application of such initiatives or regulatory structures or schemes to the Company could have a material adverse effect on the Company's financial condition and results of operations.

Some of the NAIC pronouncements, particularly as they affect accounting issues, take effect automatically in the various states without affirmative action by the states. Although some NAIC pronouncements may take effect automatically without affirmative action by the states, the NAIC is not a governmental entity and its processes and procedures do not comport with those to which governmental entities typically adhere. Therefore, it is possible that actions could be taken by the NAIC that are effective immediately without the procedural safeguards that would be present if governmental action was required. In addition, with respect to some financial regulations and guidelines, states sometimes defer to the interpretation of the insurance department of the state of domicile. Neither the action of the domiciliary state nor the action of the NAIC is binding on a state. Accordingly, a state could choose to follow a different interpretation. The Company is also subject to the risk that compliance with any particular regulator's interpretation of a legal, accounting or actuarial issue may not result in compliance with another regulator's interpretation of the same issue, particularly when compliance is judged in hindsight. There is an additional risk that any particular regulator's interpretation of a legal, accounting or actuarial issue may change over time to the Company's detriment, or that changes to the overall legal or market environment may cause the Company to change its practices in ways that may, in some cases, limit its growth or profitability. Statutes, regulations, and interpretations may be applied with retroactive impact, particularly in areas such as accounting and reserve requirements. Also, regulatory actions with prospective impact can potentially have a significant impact on currently sold products.

The NAIC has announced more focused inquiries on certain matters that could have an impact on the Company's financial condition and results of operations. Such inquiries concern, for example, examination of statutory accounting disclosures for separate accounts, insurer use of captive reinsurance companies, certain aspects of insurance holding company reporting and disclosure, reserving for universal life products with secondary guarantees, and reinsurance. In addition, the NAIC continues to consider various initiatives to change and modernize its financial and solvency regulations. It is considering changing to a principles-based reserving method for life insurance and annuity reserves, changes to the accounting and risk-based capital regulations, changes to the governance practices of insurers, and other items. Some of these proposed changes would require the approval of state legislatures. The Company cannot provide any estimate as to what impact these more focused inquiries or proposed changes, if they occur, will have on its product mix, product profitability, reserve requirements, financial condition or results of operations.

A number of U.S. jurisdictions are auditing certain of the Company's subsidiaries for compliance with unclaimed property laws. The New York Insurance Department has issued a letter requiring life insurers doing business in New York, which includes certain of the Company's subsidiaries, to use data available on the U.S. Social Security Administration's Death Master File or a similar database to identify instances where amounts under life insurance policies, annuities, and retained asset accounts are payable, to locate and pay beneficiaries under such contracts, and to report the results of the use of the data. It is possible that other jurisdictions may pursue similar investigations or inquiries, or issue directives similar to the New York Insurance Department's letter. Life insurance industry associations and regulatory associations are also considering these matters. The National Conference of Insurance Legislators ("NCOIL") has adopted the Model Unclaimed Life Insurance Benefits Act ("Model Act") and legislation is currently pending in several states that is substantially similar to the Model Act adopted by NCOIL. As proposed, the Model Act would impose new requirements on insurers to periodically compare their in-force life insurance and annuity policies against the Death Master File, investigate any identified matches to confirm the death of the insured and determine whether benefits are due and attempt to locate the beneficiaries of any benefits that are due or, if no beneficiary can be located, escheat the benefit to the state as unclaimed property. Other states in which the Company does business may also consider adopting legislation similar to the Model Act. The Company cannot predict whether such legislation will be proposed or enacted.

It is possible that the audits and related activity and/or the enactment of state laws similar to the Model Act could result in additional payments to beneficiaries, additional escheatment of funds deemed abandoned under state laws, administrative penalties, and changes to the Company's procedures for the identification and escheatment of abandoned property. Given the legal and regulatory uncertainty in this area, it is also possible that life insurers, including the Company, may be subject to claims concerning their business practices. Any resulting additional payments or costs could be significant and could have a material adverse effect on the Company's financial condition or results of operations.

Under insurance guaranty fund laws in most states, insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. From time to time, companies may be asked to contribute amounts beyond prescribed limits. The Company cannot predict the amount or timing of any future assessments.

The purchase of life insurance products is limited by state insurable interest laws, which in most jurisdictions require that the purchaser of life insurance name a beneficiary that has some interest in the sustained life of the insured. To some extent, the insurable interest laws present a barrier to the life settlement, or "stranger-owned" industry, in which a financial entity acquires an interest in life insurance proceeds, and efforts have been made in some states to liberalize the insurable interest laws. To the extent these laws are relaxed, the Company's lapse assumptions may prove to be incorrect.

At the federal level, bills are routinely introduced in both chambers of the United States Congress ("Congress") that could affect life insurers. In the past, Congress has considered legislation that would impact insurance companies in numerous ways, such as providing for an optional federal charter or a federal presence for insurance, preempting state law in certain respects regarding the regulation of reinsurance, increasing federal oversight in areas such as consumer protection and other matters. The Company cannot predict whether or in what form legislation will be enacted and, if so, whether the enacted legislation will positively or negatively affect the Company or whether any effects will be material.

The Company is subject to various conditions and requirements of the Patient Protection and Affordable Care Act of 2010 ("the Healthcare Act"). The Healthcare Act makes significant changes to the regulation of health insurance and may affect the Company in various ways. The Healthcare Act may affect the small blocks of business the Company has offered or acquired over the years that is, or is deemed to be, health insurance. The Healthcare Act may also affect the benefit plans the Company sponsors for employees or retirees and their dependents, the Company's expense to provide such benefits, the tax liabilities of the Company in connection with the provision of such benefits, and the Company's ability to attract or retain employees. In addition, the Company may be subject to regulations, guidance or determinations emanating from the various regulatory authorities authorized under the Healthcare Act. The Company cannot predict the effect that the Healthcare Act, or any regulatory pronouncement made thereunder, will have on its results of operations or financial condition.

The Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank") makes sweeping changes to the regulation of financial services entities, products and markets. Certain provisions of Dodd-Frank are or may become applicable to the Company, its competitors or those entities with which the Company does business. Such provisions include, but are not limited to the following: the establishment of consolidated federal regulation, including the imposition of enhanced prudential standards, and resolution authority over systemically important financial services firms, the establishment of the Federal Insurance Office, changes to the regulation and standards applicable to broker dealers and investment advisors, changes to the regulation of reinsurance, changes to regulations affecting the rights of shareholders, the imposition of additional regulation over credit rating agencies, and the imposition of concentration limits on financial institutions which restrict the amount of credit that may be extended to a single person or entity.

Dodd-Frank also created the Consumer Financial Protection Bureau ("CFPB"), an independent division of the Department of Treasury with jurisdiction over credit, savings, payment, and other consumer financial products and services, other than investment products already regulated by the United States Securities and Exchange Commission (the "SEC") or the U.S. Commodity Futures Trading Commission. Certain of the Company's subsidiaries sell products that may be regulated by the CFPB. In addition, Dodd-Frank includes a new framework of regulation of over-the-counter ("OTC") derivatives markets which will require clearing of certain types of transactions currently traded OTC by the Company. The new framework could potentially impose additional costs, including new capital, reporting and margin requirements and additional regulation on the Company. Increased margin requirements on the Company's part, combined with restrictions on securities that will qualify as eligible collateral, could reduce its liquidity and require an increase in its holdings of cash and government securities with lower yields causing a reduction in income. The Company uses derivative financial instruments to mitigate a wide range of risks in connection with its businesses, including those arising from its variable annuity products with guaranteed benefit features. The derivative clearing requirements of Dodd-Frank could increase the cost of the Company's risk mitigation and expose it to the risk of a default by a clearinghouse with respect to the Company's cleared derivative transactions.

Numerous provisions of Dodd-Frank require the adoption of implementing rules and/or regulations. The process of adopting such implementing rules and/or regulations have been delayed beyond the timeframes imposed by Dodd-Frank. Until the various final regulations are promulgated pursuant to Dodd-Frank, the full impact of the regulations on the Company will remain unclear. In addition, Dodd-Frank mandates multiple studies, which could result in additional legislation or regulation applicable to the insurance industry, the Company, its competitors or the entities with which the Company does business. Legislative or regulatory requirements imposed by or promulgated in connection with Dodd-Frank may impact the Company in many ways, including but not limited to the following: placing the Company at a competitive disadvantage relative to its competition or other financial services entities, changing the competitive landscape of the financial services sector and/or the insurance industry, making it more expensive for the Company to conduct its business, requiring the reallocation of significant company resources to government affairs, legal and compliance-related activities, causing historical market behavior or statistics utilized by the Company in connection with its efforts to manage risk and exposure to no longer be predictive of future risk and exposure or otherwise have a material adverse effect on the overall business climate as well as the Company's financial condition and results of operations.

The Company may be subject to regulation by the United States Department of Labor when providing a variety of products and services to employee benefit plans and individual investors that are governed by the Employee Retirement Income Security Act ("ERISA"). The Department of Labor is currently in the process of re-proposing a rule that would change the circumstances under which one who works with employee benefit plans and Individual Retirement Accounts would be considered a fiduciary under ERISA. Severe penalties are imposed for breach of duties under ERISA and the Company cannot predict the impact that the Department of Labor's re-proposed rule may have on its operations.

Certain equity and debt securities policies, contracts, and annuities offered by the Company's subsidiaries are subject to regulation under the federal securities laws administered by the SEC. The federal securities laws contain regulatory restrictions and criminal, administrative, and private remedial provisions. From time to time, the SEC and the Financial Industry Regulatory Authority ("FINRA") examine or investigate the activities of broker dealers and investment advisors, including the Company's affiliated broker dealers and investment advisors. These examinations often focus on the activities of the registered representatives and registered investment advisors doing business through such entities. It is possible that any examination may result in payments of fines and penalties, payments to customers, or both, as well as changes in systems or procedures of such entities, any of which could have a material adverse effect on the Company's financial condition or results of operations.

The Company may also be subject to regulation by governments of the countries in which it currently, or may in the future, do business, as well as regulation by the U.S. Government with respect to its operations in foreign countries, such as the Foreign Corrupt Practices Act.

Other types of regulation that could affect the Company and its subsidiaries include insurance company investment laws and regulations, state statutory accounting practices, anti-trust laws, minimum solvency requirements, state securities laws, federal privacy laws, insurable interest laws, federal anti-money laundering and anti-terrorism laws, employment and immigration laws (including a recently enacted statute in Alabama where over 50% of the Company's employees are located), and because the Company owns and operates real property, state, federal, and local environmental laws. Under some circumstances, severe penalties may be imposed for breach of these laws.

The Company cannot predict what form any future changes to laws and/or regulations affecting participants in the financial services sector and/or insurance industry, including the Company and its competitors or those entities with which it does business, may take, or what effect, if any, such changes may have.

Changes to tax law or interpretations of existing tax law could adversely affect the Company and its ability to compete with non-insurance products or reduce the demand for certain insurance products.

Under the Internal Revenue Code of 1986, as amended (the "Code"), income tax payable by policyholders on investment earnings is deferred during the accumulation period of certain life insurance and annuity products. This favorable tax treatment may give certain of the Company's products a competitive advantage over other non-insurance products. To the extent that the Code is revised to reduce the tax-deferred status of life insurance and annuity products, or to increase the tax-deferred status of competing products, all life insurance companies, including the Company's subsidiaries, would be adversely affected with respect to their ability to sell such products, and, depending upon grandfathering provisions, would be affected by the surrenders of existing annuity contracts and life insurance policies. For example, changes in laws or regulations could restrict or eliminate the advantages of certain corporate or bank-owned life insurance products, which could result in the surrender of those products. Changes in tax law, which have reduced the federal income tax rates on corporate dividends in certain circumstances, could make the tax advantages of investing in certain life insurance or annuity products less attractive. Additionally, changes in tax law based on proposals to establish new tax advantaged retirement and life savings plans, if enacted, could reduce the tax advantage of investing in certain life insurance or annuity products.

Life insurance products are often used to fund estate tax obligations. Legislation was enacted in 2001 that reduced the federal estate tax in years 2001 through 2009 and then completely eliminated it in 2010. This legislation sunsetted at the end of 2010. The estate tax has been reinstated through 2012, subject to a modified personal exemption amount, modified maximum rate and a step-up in basis rules for property acquired from a decedent's estate. In the absence of further action by Congress, the federal estate tax will revert back to its pre-2001 level in 2013 and thereafter. It is unclear what Congress will do with respect to the estate tax after 2012. If the estate tax is significantly reduced or eliminated again in the future, the demand for certain life insurance products could be adversely affected.

Additionally, the Company is subject to the federal corporate income tax, but currently benefits from certain tax benefits, including but not limited to, dividends-received deductions and insurance reserve deductions. Due to a number of factors, including the recent financial crisis and ongoing proposals from the U.S. Department of the Treasury, there is a risk that federal tax legislation could be enacted that would result in higher taxes to which the Company is subject. Whether such legislation will be enacted, and if so, the substance of such legislation is uncertain. However, if such legislation is enacted, it could include lessening or eliminating some or all of the tax advantages currently benefiting the Company, including those listed above.

The Company's mid-2005 move away from relying on reinsurance for newly written traditional life products results in a net reduction of current taxes (but an increase in deferred taxes). The resulting benefit of reduced current taxes is attributed to the applicable life products and is an important component of the profitability of these products. The profitability and competitive position of these products is dependent on the continuation of current tax law and the ability to generate taxable income.

There is general uncertainty regarding the taxes to which the Company and its products will be subject in the future. The Company cannot predict what changes to tax law or interpretations of existing tax law may ultimately be enacted or adopted, or whether such changes will adversely affect the Company.

The Company may be required to establish a valuation allowance against its deferred tax assets, which could materially adversely affect the Company's results of operations, financial condition, and capital position.

Deferred tax assets refer to assets that are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets in essence represent future savings of taxes that would otherwise be paid in cash. The realization of the deferred tax assets is dependent upon the generation of sufficient future taxable income, including capital gains. If it is determined that the deferred tax assets cannot be realized, a deferred tax valuation allowance must be established, with a corresponding charge to net income.

Based on the Company's current assessment of future taxable income, including available tax planning opportunities, the Company anticipates that it is more likely than not that it will generate sufficient taxable income to realize its material deferred tax assets. If future events differ from the Company's current forecasts, a valuation allowance may need to be established, which could have a material adverse effect on the Company's results of operations, financial condition, and capital position.

Financial services companies are frequently the targets of legal proceedings, including class action litigation, which could result in substantial judgments.

A number of judgments have been returned against insurers, broker-dealers, and other providers of financial services involving, among other things, sales, underwriting practices, product design, product disclosure, product administration, denial or delay of benefits, charging excessive or impermissible fees, recommending unsuitable products to customers, breaching fiduciary or other duties to customers, refund or claims practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or other persons with whom the company does business, payment of sales or other contingent commissions, and other matters. Often these legal proceedings have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive non-economic compensatory damages. In some states, juries, judges, and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages, which creates the potential for unpredictable material adverse judgments or awards in any given legal proceeding. Arbitration awards are subject to very limited appellate review. In addition, in some legal proceedings, companies have made material settlement payments. In some instances, substantial judgments may be the result of a party's perceived ability to satisfy such judgments as opposed to the facts and circumstances regarding the claims.

Group health coverage issued through associations and credit insurance coverages have received some negative publicity in the media as well as increased regulatory consideration and review and litigation. The Company has a small closed block of group health insurance coverage that was issued to members of an association; a purported class action lawsuit is currently pending against the Company in connection with this business.

A number of lawsuits and investigations regarding the method of paying claims have been initiated against life insurers. The Company offers payment methods that may be similar to those that have been the subject of such lawsuits and investigations.

The Company, like other financial services companies in the ordinary course of business, is involved in legal proceedings and regulatory actions. The occurrence of such matters may become more frequent and/or severe when general economic conditions have deteriorated. The Company may be unable to predict the outcome of such matters and may be unable to provide a reasonable range of potential losses. Given the inherent difficulty in predicting the outcome of such matters, it is possible that an adverse outcome in certain such matters could be material to the Company's results for any particular reporting period.

Publicly held companies in general and the financial services industry in particular are sometimes the target of law enforcement investigations and the focus of increased regulatory scrutiny.

Publicly held companies in general and the financial services and insurance industries in particular are sometimes the target of law enforcement and regulatory investigations relating to the numerous laws and regulations that govern such companies. Some companies have been the subject of law enforcement or other actions resulting from such investigations. Resulting publicity about one company may generate inquiries into or litigation against other publicly held companies and/or financial service providers, even those who do not engage in the business lines or practices at issue in the original action. It is impossible to predict the outcome of such investigations or actions, whether they will expand into other areas not yet contemplated, whether they will result in changes in regulation, whether activities currently thought to be lawful will be characterized as unlawful, or the impact, if any, of such scrutiny on the financial services and insurance industry or the Company. From time to time, the Company receives subpoenas, requests, or other inquires and responds to them in the ordinary course of business.

The Company's ability to maintain competitive unit costs is dependent upon the level of new sales and persistency of existing business.

The Company's ability to maintain competitive unit costs is dependent upon a number of factors, such as the level of new sales, persistency of existing business, and expense management. A decrease in sales or persistency without a corresponding reduction in expenses may result in higher unit costs.

Additionally, a decrease in persistency of existing business may result in higher or more rapid amortization of deferred policy acquisition costs and thus higher unit costs and lower reported earnings. Although many of the Company's products contain surrender charges, the charges decrease over time and may not be sufficient to cover the unamortized deferred policy acquisition costs with respect to the insurance policy or annuity contract being surrendered. Some of the Company's products do not contain surrender charge features and such products can be surrendered or exchanged without penalty. A decrease in persistency may also result in higher claims.

The Company's investments are subject to market and credit risks. These risks could be heightened during periods of extreme volatility or disruption in financial and credit markets.

The Company's invested assets and derivative financial instruments are subject to risks of credit defaults and changes in market values. These risks could be heightened during periods of extreme volatility or disruption in the financial and credit markets. A widening of credit spreads will increase the unrealized losses in the Company's investment portfolio. The factors affecting the financial and credit markets could lead to other-than-temporary impairments of assets in the Company's investment portfolio.

The value of the Company's commercial mortgage loan portfolio depends in part on the financial condition of the tenants occupying the properties that the Company has financed. The value of the Company's investment portfolio, including its portfolio of government debt obligations, debt obligations of those entities with an express or implied governmental guarantee and debt obligations of other issuers holding a large amount of such obligations, depends in part on the ability of the issuers or guarantors of such debt to maintain their credit ratings and meet their contractual obligations. Factors that may affect the overall default rate on, and market value of, the Company's invested assets, derivative financial instruments, and mortgage loans include interest rate levels, financial market performance, and general economic conditions as well as particular circumstances affecting the individual tenants, borrowers, issuers and guarantors.

Significant continued financial and credit market volatility, changes in interest rates and credit spreads, credit defaults, real estate values, market illiquidity, declines in equity prices, acts of corporate malfeasance, ratings downgrades of the issuers or guarantors of these investments, and declines in general economic conditions, either alone or in combination, could have a material adverse impact on the Company's results of operations, financial condition, or cash flows through realized losses, impairments, changes in unrealized loss positions, and increased demands on capital, including obligations to post additional capital and collateral. In addition, market volatility can make it difficult for the Company to value certain of its assets, especially if trading becomes less frequent. Valuations may include assumptions or estimates that may have significant period-to-period changes that could have an adverse impact on the Company's results of operations or financial condition.

The Company may not realize its anticipated financial results from its acquisitions strategy.

The Company's acquisitions of companies and acquisitions or coinsurance of blocks of insurance business have increased its earnings in part by allowing the Company to position itself to realize certain operating efficiencies. However, there can be no assurance that the Company will have future suitable opportunities for, or sufficient capital available to fund, such transactions. In addition, there can be no assurance that the Company will realize the anticipated financial results from such transactions.

The Company may be unable to complete an acquisition transaction. Completion of an acquisition transaction may be more costly or take longer than expected, or may have a different or more costly financing structure than initially contemplated. In addition, the Company may not be able to complete or manage multiple acquisition transactions at the same time, or the completion of such transactions may be delayed or be more costly than initially contemplated. The Company or other parties to the transaction, may be unable to obtain regulatory approvals required to complete an acquisition transaction. There may also be unforeseen liabilities that arise in connection with businesses or blocks of insurance business that the Company acquires.

Additionally, in connection with its acquisition transactions that involve reinsurance, the Company assumes, or otherwise becomes responsible for, the obligations of policies and other liabilities of other insurers. Any regulatory, legal, financial, or other adverse development affecting the other insurer could also have an adverse effect on the Company.

The Company is dependent on the performance of others.

The Company's results may be affected by the performance of others because the Company has entered into various arrangements involving other parties. For example, most of the Company's products are sold through independent distribution channels, variable annuity deposits are invested in funds managed by third parties, and certain modified coinsurance assets are managed by third parties. Also, the Company may rely upon third parties to administer certain portions of its business. Additionally, the Company's operations are dependent on various technologies, some of which are provided and/or maintained by other parties. Any of the other parties upon which the Company depends may default on their obligations to the Company due to bankruptcy, insolvency, lack of liquidity, adverse economic conditions, operational failure, fraud, or other reasons. Such defaults could have a material adverse effect on the Company's financial condition and results of operations.

Certain of these other parties may act on behalf of the Company or represent the Company in various capacities. Consequently, the Company may be held responsible for obligations that arise from the acts or omissions of these other parties.

As with all financial services companies, the Company's ability to conduct business is dependent upon consumer confidence in the industry and its products. Actions of competitors and financial difficulties of other companies in the industry could undermine consumer confidence and adversely affect retention of existing business and future sales of the Company's insurance and investment products.

The Company's reinsurers could fail to meet assumed obligations, increase rates, or be subject to adverse developments that could affect the Company.

The Company and its insurance subsidiaries cede material amounts of insurance and transfer related assets to other insurance companies through reinsurance. However, notwithstanding the transfer of related assets or other issues, the Company remains liable with respect to ceded insurance should any reinsurer fail to meet the assumed obligations. Therefore, the failure, insolvency, or inability or unwillingness to pay under the terms of the reinsurance agreement with the Company of one or more of the Company's reinsurers could negatively impact the Company's earnings and financial position.

The Company's ability to compete is influenced by the availability of reinsurance. Premium rates charged by the Company are based, in part, on the assumption that reinsurance will be available at a certain cost. Under certain reinsurance agreements, the reinsurer may increase the rate it charges the Company for the reinsurance. Therefore, if the cost of reinsurance were to increase, if reinsurance were to become unavailable, if alternatives to reinsurance were not available to the Company, or if a reinsurer should fail to meet its obligations, the Company could be adversely affected.

Recently, access to reinsurance has become more costly for the Company as well as the insurance industry in general. This could have a negative effect on the Company's ability to compete. In recent years, the number of life reinsurers has decreased as the reinsurance industry has consolidated. The decreased number of participants in the life reinsurance market results in increased concentration of risk for insurers, including the Company. If the reinsurance market further contracts, the Company's ability to continue to offer its products on terms favorable to it could be adversely impacted.

In addition, reinsurers are facing many challenges regarding illiquid credit and/or capital markets, investment downgrades, rating agency downgrades, deterioration of general economic conditions, and other factors negatively impacting the financial services industry. Concerns over the potential default on the sovereign debt of several European Union member states, and its impact on the European financial sector have increased liquidity concerns, particularly for those reinsurers with significant exposure to European capital and/or credit markets. If such events cause a reinsurer to fail to meet its obligations, the Company would be adversely impacted.

The Company has implemented a reinsurance program through the use of captive reinsurers. Under these arrangements, an insurer owned by the Company serves as the reinsurer, and the consolidated books and tax returns of the Company reflects a liability consisting of the full reserve amount attributable to the reinsured business. The success of the Company's captive reinsurance program is dependent on a number of factors outside the control of the Company, including continued access to financial solutions, a favorable regulatory environment, and the overall tax position of the Company. If the captive reinsurance program is not successful, the Company could be adversely impacted.

The occurrence of computer viruses, information security breaches, disasters, or unanticipated events could affect the data processing systems of the Company, its business partners or service providers and could damage the Company's business and adversely affect its financial condition and results of operations.

A computer virus, information security breach, disaster or unanticipated event could affect the data storage and processing systems of the Company, its business partners or service providers, destroying or compromising valuable data or making it difficult to conduct business. In addition, despite the implementation of information security measures, the data systems of the Company, its business partners or service providers could be subject to physical and electronic break-ins and similar disruptions from unauthorized access or tampering.

The Company retains confidential information in its computer systems and relies on sophisticated commercial technologies to maintain the security of those systems. The Company also relies upon sophisticated commercial technologies to maintain the security of its transmission of such information to third parties, including its customers, business partners and service providers. Anyone who is able to circumvent the Company's security measures could access, view, misappropriate, alter, or delete any information in the systems, including personally identifiable customer information, customer financial information, and proprietary business information. In addition, an increasing number of states require that customers be notified of unauthorized access, use, or disclosure of their information.

Any compromise of the security of the Company's information that results in inappropriate access, use, or disclosure of personally identifiable customer information, customer financial information or proprietary business information could damage the Company's reputation in the marketplace, deter people from purchasing the Company's products, subject the Company to significant civil and criminal liability, and require the Company to incur significant technical, legal, and other expenses.

In the event of a disaster such as a natural catastrophe, an industrial accident, a blackout, or a terrorist attack or war, the Company's computer systems may be inaccessible to its employees, customers, business partners or service providers for an extended period of time. Even if the Company's employees are able to report to work, they may be unable to perform their duties for an extended period of time if the Company's data or systems are disabled or destroyed.

The Company's ability to grow depends in large part upon the continued availability of capital.

The Company deploys significant amounts of capital to support its sales and acquisitions efforts. Although the Company believes it has sufficient capital to fund its immediate capital needs, the amount of capital available can vary significantly from period to period due to a variety of circumstances, some of which are not predictable, foreseeable, or within the Company's control. A lack of sufficient capital could have a material adverse impact on the Company's financial condition and results of operations.

New accounting rules, changes to existing accounting rules, or the grant of permitted accounting practices to competitors could negatively impact the Company.

Like all publicly traded companies, the Company is required to comply with accounting principles generally accepted in the United States ("GAAP"). A number of organizations are instrumental in the development and interpretation of GAAP such as the SEC, the Financial Accounting Standards Board ("FASB"), and the American Institute of Certified Public Accountants ("AICPA"). GAAP is subject to constant review by these organizations and others in an effort to address emerging accounting rules and issue interpretative accounting guidance on a continual basis. The Company can give no assurance that future changes to GAAP will not have a negative impact on the Company. GAAP includes the requirement to carry certain investments and insurance liabilities at fair value. These fair values are sensitive to various factors including, but not limited to, interest rate movements, credit spreads, and various other factors. Because of this, changes in these fair values may cause increased levels of volatility in the Company's financial statements.

The SEC has proposed that filers in the United States be required to report financial results in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board, rather than GAAP. While the SEC initially proposed a schedule for filers in the United States to report financial results in accordance with IFRS, such a transition is contingent upon numerous factors and the SEC has indicated that the initial schedule as proposed will likely be delayed. Despite the movement toward convergence of GAAP and IFRS, adherence to IFRS will be a complete change to the Company's accounting and reporting, and converting to IFRS will impose special demands on issuers in the areas of governance, employee training, internal controls, contract fulfillment, and disclosure. As convergence of GAAP and IFRS continues, it could result in significant changes in GAAP that would be implemented whether or not a transition to IFRS actually occurs. The changes to GAAP and ultimate conversion to IFRS will likely affect how the Company manages its business, as it will likely affect other business processes such as the design of compensation plans, product design, etc. The Company is unable to predict whether, and if so, when this proposal will be adopted and/or implemented.

In addition, the Company's insurance subsidiaries are required to comply with statutory accounting principles ("SAP"). SAP and various components of SAP (such as actuarial reserving methodology) are subject to constant review by the NAIC and its task forces and committees as well as state insurance departments in an effort to address emerging issues and otherwise improve or alter financial reporting. Various proposals either are currently or have previously been pending before committees and task forces of the NAIC, some of which, if enacted, would negatively affect the Company. The NAIC is also currently working to reform model regulation in various areas, including comprehensive reforms relating to life insurance reserves and the accounting for such reserves. The Company cannot predict whether or in what form reforms will be enacted by state legislatures and, if so, whether the enacted reforms will positively or negatively affect the Company. In addition, the NAIC Accounting Practices and Procedures manual provides that state insurance departments may permit insurance companies domiciled therein to depart from SAP by granting them permitted accounting practices. The Company cannot predict whether or when the insurance departments of the states of domicile of its competitors may permit them to utilize advantageous accounting practices that depart from SAP, the use of which is not permitted by the insurance departments of the states of domicile of the Company's insurance subsidiaries. With respect to regulations and guidelines, states sometimes defer to the interpretation of the insurance department of the state of domicile. Neither the action of the domiciliary state nor action of the NAIC is binding on a state. Accordingly, a state could choose to follow a different interpretation. The Company can give no assurance that future changes to SAP or components of SAP or the grant of permitted accounting practices to its competitors will not have a negative impact on the Company. For additional information regarding pending NAIC reforms, please see Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*—"Recent Developments".

The Company's risk management policies, practices, and procedures could leave it exposed to unidentified or unanticipated risks, which could negatively affect its business or result in losses.

The Company has developed risk management policies and procedures and expects to continue to enhance these in the future. Nonetheless, the Company's policies and procedures to identify, monitor, and manage both internal and external risks may not predict future exposures, which could be different or significantly greater than expected.

These identified risks may not be the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that it currently deems to be immaterial, may adversely affect its business, financial condition and/or operating results.

Credit market volatility or disruption could adversely impact the Company's financial condition or results from operations.

Significant volatility or disruption in credit markets could have an adverse impact in several ways on either the Company's financial condition or results from operations. Changes in interest rates and credit spreads could cause market price and cash flow variability in the fixed income instruments in the Company's investment portfolio. Significant volatility and lack of liquidity in the credit markets could cause issuers of the fixed-income securities in the Company's investment portfolio to default on either principal or interest payments on these securities. Additionally, market price valuations may not accurately reflect the underlying expected cash flows of securities within the Company's investment portfolio.

The Company's statutory surplus is also impacted by widening credit spreads as a result of the accounting for the assets and liabilities on its fixed market value adjusted ("MVA") annuities. Statutory separate account assets supporting the fixed MVA annuities are recorded at fair value. In determining the statutory reserve for the fixed MVA annuities, the Company is required to use current crediting rates based on U.S. Treasuries. In many capital market scenarios, current crediting rates based on U.S. Treasuries are highly correlated with market rates implicit in the fair value of statutory separate account assets. As a result, the change in the statutory reserve from period to period will likely substantially offset the change in the fair value of the statutory separate account assets. However, in periods of volatile credit markets, actual credit spreads on investment assets may increase sharply for certain sub-sectors of the overall credit market, resulting in statutory separate account asset market value losses. Credit spreads are not consistently fully reflected in crediting rates based on U.S. Treasuries, and the calculation of statutory reserves will not substantially offset the change in fair value of the statutory separate account assets resulting in reductions in statutory surplus. This situation would result in the need to devote significant additional capital to support fixed MVA annuity products.

Volatility or disruption in the credit markets could also impact the Company's ability to efficiently access financial solutions for purposes of issuing long-term debt for financing purposes, its ability to obtain financial solutions for purposes of supporting certain traditional and universal life insurance products for capital management purposes, or result in an increase in the cost of existing securitization structures.

The ability of the Company to implement financing solutions designed to fund a portion of statutory reserves on both the traditional and universal life blocks of business is dependent upon factors such as the ratings of the Company, the size of the blocks of business affected, the mortality experience of the Company, the credit markets, and other factors. The Company cannot predict the continued availability of such solutions or the form that the market may dictate. To the extent that such financing solutions are not available, the Company's financial position could be adversely affected through impacts including, but not limited to, higher borrowing costs, surplus strain, lower sales capacity, and possible reduced earnings expectations.

Disruption of the capital and credit markets could negatively affect the Company's ability to meet its liquidity and financing needs.

The Company needs liquidity to meet its obligations to its policyholders and its debt holders, and to pay its operating expenses. The Company's sources of liquidity include insurance premiums, annuity considerations, deposit funds, cash flow from investments and assets, and other income from its operations. In normal credit and capital market conditions, the Company's sources of liquidity also include a variety of short and long-term borrowing arrangements, including issuing debt securities, as well as raising capital by issuing a variety of equity securities.

The Company's business is dependent on the capital and credit markets, including confidence in such markets. When the credit and capital markets are disrupted and confidence is eroded the Company may not be able to borrow or raise equity capital, or the cost of borrowing or raising equity capital may be prohibitively high. If the Company's internal sources of liquidity are inadequate during such periods, the

Company could suffer negative effects from not being able to borrow or raise capital, or from having to do so on unfavorable terms. The negative effects could include being forced to sell assets at a loss, a lowering of the Company's credit ratings and the financial strength ratings of its insurance subsidiaries, and the possibility that customers, lenders, shareholders, ratings agencies, or regulators develop a negative perception of the Company's financial prospects, which could lead to further adverse effects on the Company.

Difficult general economic conditions could materially adversely affect the Company's business and results of operations.

The Company's business and results of operations could be materially affected by difficult general economic conditions. Stressed economic conditions and volatility and disruptions in capital markets, particular markets or financial asset classes can have an adverse effect on the Company due to the size of the Company's investment portfolio and the sensitive nature of insurance liabilities to changing market factors. Disruptions in one market or asset class can also spread to other markets or asset classes. Volatility in financial markets can also affect the Company's business by adversely impacting general levels of economic activity, employment and customer behavior.

Like other financial institutions, and particularly life insurers, the Company may be adversely affected by these conditions. The presence of these conditions could have an adverse impact on the Company by, among other things, exerting downward pressure on the price of the Company's stock, decreasing demand for its insurance and investment products, and increasing the level of lapses and surrenders of its policies. The Company and its subsidiaries could also experience additional ratings downgrades from ratings agencies, unrealized losses, significant realized losses, impairments in its investment portfolio, and charges incurred as a result of mark-to-market and fair value accounting principles. If general economic conditions become more difficult, the Company's ability to access sources of capital and liquidity may be limited.

Economic trends may worsen in 2012, thus contributing to increased volatility and diminished expectations for the economy, markets, and financial asset classes. The Company cannot predict the occurrence of economic trends or the likelihood or timing of improvement in such trends.

The Company may not be able to protect its intellectual property and may be subject to infringement claims.

The Company relies on a combination of contractual rights and copyright, trademark, patent, and trade secret laws to establish and protect its intellectual property. Although the Company uses a broad range of measures to protect its intellectual property rights, third parties may infringe or misappropriate its intellectual property. The Company may have to litigate to enforce and protect its copyrights, trademarks, patents, trade secrets, and know-how or to determine their scope, validity, or enforceability, which represents a diversion of resources that may be significant in amount and may not prove successful. The loss of intellectual property protection or the inability to secure or enforce the protection of the Company's intellectual property assets could have a material adverse effect on its business and ability to compete.

The Company also may be subject to costly litigation in the event that another party alleges its operations or activities infringe upon that party's intellectual property rights. Third parties may have, or may eventually be issued, patents that could be infringed by the Company's products, methods, processes, or services. Any party that holds such a patent could make a claim of infringement against the Company. The Company may also be subject to claims by third parties for breach of copyright, trademark, trade secret, or license usage rights. Any such claims and any resulting litigation could result in significant liability for damages. If the Company were found to have infringed third party patent or other intellectual property rights, it could incur substantial liability, and in some circumstances could be enjoined from providing certain products or services to its customers or utilizing and benefiting from certain methods, processes, copyrights, trademarks, trade secrets, or licenses, or alternatively could be required to enter into costly licensing arrangements with third parties, all of which could have a material adverse effect on the Company's business, results of operations, and financial condition.

The Company could be adversely affected by an inability to access its credit facility.

The Company relies on its credit facility as a potential source of liquidity. The availability of these funds could be critical to the Company's credit and financial strength ratings and its ability to meet obligations, particularly when alternative sources of credit are either difficult to access or costly. The availability of the Company's credit facility is dependent in part on the ability of the lenders to provide funds under the facility. The Company's credit facility contains various affirmative and negative covenants and events of default, including covenants requiring the Company to maintain a specified minimum consolidated net worth. The Company's right to make borrowings under the facility is subject to the fulfillment of certain conditions, including its compliance with all covenants. The Company's failure to comply with the covenants in the credit facility could restrict its ability to access this credit facility when needed. The Company's inability to access some or all of the line of credit under the credit facility could have a material adverse effect on its financial condition and results of operations.

The amount of statutory capital that the Company has and the amount of statutory capital that it must hold to maintain its financial strength and credit ratings and meet other requirements can vary significantly from time to time and is sensitive to a number of factors outside of the Company's control.

The Company primarily conducts business through licensed insurance company subsidiaries. Insurance regulators have established regulations that provide minimum capitalization requirements based on risk-based capital ("RBC") formulas for life and property and casualty companies. The RBC formula for life insurance companies establishes capital requirements relating to insurance, business, asset, interest rate, and certain other risks.

In any particular year, statutory surplus amounts and RBC ratios may increase or decrease depending on a variety of factors including the following: the amount of statutory income or losses generated by the Company's insurance subsidiaries (which itself is sensitive to equity market and credit market conditions); the amount of additional capital its insurance subsidiaries must hold to support business growth; changes in the Company's reserve requirements; the Company's ability to secure capital market solutions to provide reserve relief; changes in equity market levels; the value of certain fixed-income and equity securities in its investment portfolio; the credit ratings of investments held in its portfolio, including those issued by, or explicitly or implicitly guaranteed by, a government; the value of certain derivative instruments; changes in interest rates and foreign currency exchange rates; credit market volatility; changes in consumer behavior; and changes to the NAIC RBC formula. Most of these factors are outside of the Company's control. The Company's financial strength and credit ratings are significantly influenced by the statutory surplus amounts and RBC ratios of its insurance company subsidiaries. Rating agencies may implement changes to their internal models that have the effect of increasing or decreasing the amount of statutory capital the Company must hold in order to maintain its current ratings. In addition, rating agencies may downgrade the investments held in the Company's portfolio, which could result in a reduction of the Company's capital and surplus and/or its RBC ratio.

In scenarios of equity market declines, the amount of additional statutory reserves the Company is required to hold for its variable product guarantees may increase at a rate greater than the rate of change of the markets. Increases in reserves could result in a reduction to the Company's capital, surplus, and/or RBC ratio. Also, in environments where there is not a correlative relationship between interest rates and spreads, the Company's market value adjusted annuity product can have a material adverse effect on the Company's statutory surplus position.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Company's home office is located at 2801 Highway 280 South, Birmingham, Alabama. The Company owns two buildings consisting of 310,000 square feet constructed in two phases. Building 1 was constructed in 1974 and Building 2 was constructed in 1982. Additionally, the Company leases a third 310,000 square-foot building constructed in 2004. Parking is provided for approximately 2,594 vehicles.

The Company leases administrative and marketing office space in 20 cities, including 24,090 square feet in Birmingham (excluding the home office building), with most leases being for periods of three to ten years. The aggregate annualized rent is approximately $9.3 million.

The Company believes its properties are adequate and suitable for the Company's business as currently conducted and are adequately maintained. The above properties do not include properties the Company owns for investment only.

Item 3. Legal Proceedings

To the knowledge and in the opinion of management, there are no material pending legal proceedings, other than ordinary routine litigation incidental to the business of the Company, to which the Company or any of its subsidiaries is a party or of which any of our properties is the subject. For additional information regarding legal proceedings see Item 1A, *Risk Factors and Cautionary Factors that may Affect Future Results* included herein.

Item 4. Mine Safety Disclosure—Not Applicable

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's Common Stock is listed and principally traded on the New York Stock Exchange (NYSE symbol: PL). The following table sets forth the highest and lowest closing prices of the Company's Common Stock, $0.50 par value, as reported by the New York Stock Exchange during the periods indicated, along with the dividends paid per share of Common Stock during the same periods.

On December 31, 2011, there were approximately 1,272 owners of record of the Company's common stock.

The Company expects to continue to pay cash dividends, subject to its earnings and financial condition, regulatory requirements, capital needs, and other relevant factors. The Company's ability to pay cash dividends is dependent in part on cash dividends received by the Company from its life insurance subsidiaries and regulatory requirements. See Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Liquidity and Capital Resources" included herein. Such subsidiary dividends are restricted by the various insurance laws of the states in which the subsidiaries are incorporated. See Item 1, *Business*, "Regulation".

	Range		
	High	Low	Dividends
2011			
First Quarter	$29.49	$25.59	$0.140
Second Quarter	27.14	21.59	0.160
Third Quarter	23.56	15.17	0.160
Fourth Quarter	22.82	14.25	0.160
2010			
First Quarter	$21.99	$16.59	$0.120
Second Quarter	25.43	19.72	0.140
Third Quarter	23.16	18.52	0.140
Fourth Quarter	27.37	21.93	0.140

Purchases of Equity Securities by the Issuer

The following table summarizes the Company's repurchases of its common stock:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Approximate Value of Shares that May Yet Be Purchased Under the Program
	(Dollars In Thousands, Except Share Amounts)			
April 1, 2011 through April 30, 2011	—	$ —	—	$ 82,857
May 1, 2011 through May 31, 2011	—	$ —	—	$ 82,857
June 1, 2011 through June 30, 2011	1,094,100	$22.72	1,094,100	$ 57,964
July 1, 2011 through July 31, 2011	—	$ —	—	$ 57,964
August 1, 2011 through August 31, 2011	1,768,933	$17.85	1,768,933	$ 26,349
September 1, 2011 through September 30, 2011	113,100	$17.41	113,100	$ 24,377
October 1, 2011 through October 31, 2011	—	$ —	—	$300,000
November 1, 2011 through November 30, 2011	873,080	$20.80	873,080	$281,819
December 1, 2011 through December 31, 2011	269,844	$22.25	269,844	$275,809
Total	4,119,057	$20.05	4,119,057	$275,809

Included in the list below is the share repurchase activity under the Company's share repurchase program.

- On May 10, 2010, the Company's Board of Directors extended its previously authorized $100 million share repurchase program through May 9, 2013.
- During the second quarter of 2011, the Company repurchased approximately 1,094,100 shares, at a total cost of approximately $24.9 million.
- During the third quarter of 2011, the Company repurchased approximately 1,882,033 shares, at a total cost of approximately $33.6 million.
- On October 31, 2011, the Company's Board of Directors authorized a new share repurchase program that replaces the remaining capacity under the previously authorized program. Under the October 2011 authorization, the Company may repurchase up to $300 million of shares.
- During the fourth quarter of 2011, the Company repurchased approximately 1,142,924 shares, at a total cost of approximately $24.2 million under the October 2011 authorization.

The October 2011 authorization extends through December 31, 2014. As under the previously authorized share repurchase program, future repurchase activity will depend on many factors, including capital levels, liquidity needs, rating agency expectations, and the relative attractiveness of alternative uses for capital.

Performance Comparison

Comparison of 5 Year Cumulative Total Return*
Among Protective Life Corporation, the S&P 500 Index and a Peer Group



$120
$100
$80
$60
$40
$20
$0
12/06
12/07
12/08
12/09
12/10
12/11
Protective Life Corporation
S&P 500
Peer Group

	12/06	12/07	12/08	12/09	12/10	12/11
Protective Life Corporation	100.00	88.09	31.80	38.31	63.28	55.12
S&P 500	100.00	105.49	66.46	84.05	96.71	98.75
Peer Group	100.00	95.10	28.56	34.67	44.09	34.63

* $100 invested on 12/31/06 in stock or index, including reinvestment of dividends.

Fiscal year ending December 31.

Source: Research Data Group, Inc.

The graph shown above compares total returns on the Company's common stock over the last five fiscal years to the S&P 500 Stock Index ("S&P 500") and to a peer comparison group ("Peer Group"). The graph assumes that $100 was invested on December 31, 2006, and that all dividends were reinvested. Points on the graph represent performance as of the last business day of each of the years indicated.

The following companies are included in the Peer Group index. The index weights individual company returns for stock market capitalization.

Aflac Incorporated
American Equity Investment Life
American International Group, Inc.
American National Insurance Company
Ameriprise Financial, Inc.
Assurant, Inc.
Citizen, Inc.
Conseco, Inc.
FBL Financial Group, Inc.
Genworth Financial, Inc.
Hartford Financial Services Group, Inc.
Horace Mann Educators Corporation
Kansas City Life Insurance Company
Lincoln National Corporation
MetLife, Inc.
National Westeran Life Insurance Company
Presidential Life Insurance Company
Primerica Inc.
Principal Financial Group, Inc.
Protective Life Corporation
Prudential Financial, Inc.
Reinsurance Group of America, Inc.
StanCorp Financial Group, Inc.
Torchmark Corporation
Unum Group

The composition of the Peer Group has changed from the group used in last year's performance graph. Delphi Financial Group, Inc. and Phoenix Companies, Inc. were deleted and Primerica Inc. was added so that the market capitalization, revenue mix, and product focus of the companies in the Peer Group would more closely match the Company's.

Item 6. Selected Financial Data

	For The Year Ended December 31,				
	2011	2010	2009	2008	2007
	(Dollars In Thousands, Except Per Share Amounts)				
INCOME STATEMENT DATA					
Premiums and policy fees	$ 2,800,140	$ 2,625,394	$ 2,689,699	$ 2,692,553	$ 2,727,023
Reinsurance ceded	(1,394,675)	(1,408,340)	(1,527,053)	(1,582,810)	(1,600,684)
Net of reinsurance ceded	1,405,465	1,217,054	1,162,646	1,109,743	1,126,339
Net investment income	1,820,643	1,683,676	1,665,036	1,675,164	1,675,934
Realized investment gains (losses):					
Derivative financial instruments	(155,251)	(138,249)	(177,953)	116,657	8,469
All other investments	234,915	154,366	300,194	(272,694)	8,650
Other-than-temporary impairment losses	(62,332)	(75,341)	(227,770)	(311,798)	(48)
Portion recognized in other comprehensive income (before taxes)	14,890	33,831	47,725	—	—
Net impairment losses recognized in earnings	(47,442)	(41,510)	(180,045)	(311,798)	(48)
Other income	307,812	222,418	298,148	188,492	232,357
Total revenues	3,566,142	3,097,755	3,068,026	2,505,564	3,051,701
Total benefits and expenses	3,058,990	2,708,892	2,651,248	2,580,695	2,615,613
Income tax expense (benefit)	167,837	129,067	145,290	(33,276)	146,522
Net income (loss)	339,315	259,796	271,488	(41,855)	289,566
Less: Net income (loss) attributable to noncontrolling interests	245	(445)	—	—	—
Net income (loss) available to PLC's common shareowners[(1)]	$ 339,070	$ 260,241	$ 271,488	$ (41,855)	$ 289,566
PER SHARE DATA					
Net income (loss) from continuing operations—basic	$ 3.98	$ 3.01	$ 3.37	$ (0.59)	$ 4.07
Net income (loss) available to PLC's common shareowners—basic	$ 3.98	$ 3.01	$ 3.37	$ (0.59)	$ 4.07
Average shares outstanding—basic	85,208,612	86,567,069	80,488,694	71,108,961	71,061,152
Net income (loss) from continuing operations—diluted	$ 3.92	$ 2.97	$ 3.34	$ (0.59)	$ 4.05
Net income (loss) available to PLC's common shareowners—diluted	$ 3.92	$ 2.97	$ 3.34	$ (0.59)	$ 4.05
Average shares outstanding—diluted	86,475,229	87,675,857	81,249,265	71,108,961[(2)]	71,478,021
Cash dividends paid	$ 0.620	$ 0.540	$ 0.480	$ 0.815	$ 0.890
Total Protective Life Corporation's Shareowners' Equity	$ 51.68	$ 38.88	$ 28.96	$ 10.89	$ 35.02

	As of December 31,				
	2011	2010	2009	2008	2007
	(Dollars In Thousands)				
BALANCE SHEET DATA					
Total assets	$52,932,085	$47,562,786	$42,311,587	$39,572,449	$41,786,041
Total stable value products and annuity account balances	13,716,358	13,667,838	13,492,190	14,317,832	13,754,846
Non-recourse funding obligations	407,800	532,400	575,000	1,375,000	1,375,000
Liabilities related to variable interest entities	—	—	—	—	400,000
Debt	1,520,000	1,501,852	1,644,852	714,852	559,852
Subordinated debt securities	524,743	524,743	524,743	524,743	524,743
Total Protective Life Corporation's shareowners' equity	4,220,465	3,331,087	2,478,821	761,095	2,456,761

(1) Protective Life Corporation ("PLC")

(2) Per the earnings per share guidance, the ASC Earnings Per Share Topic, no potential common shares are included in the computation of diluted per share amounts when a loss from operations exists.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with our consolidated audited financial statements and related notes included herein.

Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior period amounts comparable to those of the current period. Such reclassifications had no effect on previously reported net income or shareowners' equity.

FORWARD-LOOKING STATEMENTS—CAUTIONARY LANGUAGE

This report reviews our financial condition and results of operations including our liquidity and capital resources. Historical information is presented and discussed, and where appropriate, factors that may affect future financial performance are also identified and discussed. Certain statements made in this report include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include any statement that may predict, forecast, indicate, or imply future results, performance, or achievements instead of historical facts and may contain words like "believe," "expect," "estimate," "project," "budget," "forecast," "anticipate," "plan," "will," "shall," "may," and other words, phrases, or expressions with similar meaning. Forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from the results contained in the forward-looking statements, and we cannot give assurances that such statements will prove to be correct. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise. For more information about the risks, uncertainties, and other factors that could affect our future results, please refer to Item 1A, *Risk Factors and Cautionary Factors that may Affect Future Results* included herein.

OVERVIEW

Our business

We are a holding company headquartered in Birmingham, Alabama, with subsidiaries that provide financial services through the production, distribution, and administration of insurance and investment products. Founded in 1907, Protective Life Insurance Company ("PLICO") is our largest operating subsidiary. Unless the context otherwise requires, the "Company," "we," "us," or "our" refers to the consolidated group of Protective Life Corporation and our subsidiaries.

We have several operating segments, each having a strategic focus. An operating segment is distinguished by products, channels of distribution, and/or other strategic distinctions. We periodically evaluate our operating segments as prescribed in the Accounting Standards Codification ("ASC") Segment Reporting Topic, and make adjustments to our segment reporting as needed.

Our operating segments are Life Marketing, Acquisitions, Annuities, Stable Value Products, Asset Protection, and Corporate and Other.

- ***Life Marketing***—We market universal life ("UL"), variable universal life, bank-owned life insurance ("BOLI"), and level premium term insurance ("traditional") products on a national basis primarily through networks of independent insurance agents and brokers, stockbrokers, and independent marketing organizations.
- ***Acquisitions***—We focus on acquiring, converting, and servicing policies acquired from other companies. The segment's primary focus is on life insurance policies and annuity products that were sold to individuals. The level of the segment's acquisition activity is predicated upon many factors, including available capital, operating capacity, potential return on capital, and market dynamics.

Policies acquired through the Acquisition segment are typically "closed" blocks of business (no new policies are being marketed). Therefore, earnings and account values are expected to decline as the result of lapses, deaths, and other terminations of coverage unless new acquisitions are made.

- ***Annuities***—We market fixed and variable annuity products. These products are primarily sold through broker-dealers, financial institutions, and independent agents and brokers.
- ***Stable Value Products***—We sell fixed and floating rate funding agreements directly to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds. The segment also issues funding agreements to the Federal Home Loan Bank ("FHLB"), and markets guaranteed investment contracts ("GICs") to 401(k) and other qualified retirement savings plans.
- ***Asset Protection***—We market extended service contracts and credit life and disability insurance to protect consumers' investments in automobiles, watercraft, and recreational vehicles. In addition, the segment markets a guaranteed asset protection ("GAP") product. GAP coverage covers the difference between the loan pay-off amount and an asset's actual cash value in the case of a total loss.
- ***Corporate and Other***—This segment primarily consists of net investment income (including the impact of carrying excess liquidity), expenses not attributable to the segments above (including interest on certain corporate debt), and a trading portfolio that was previously part of a variable interest entity. This segment includes earnings from several non-strategic or runoff lines of business, various investment-related transactions, the operations of several small subsidiaries, and the repurchase of non-recourse funding obligations.

Reinsurance Ceded

For approximately 10 years prior to mid-2005, we entered into reinsurance contracts in which we ceded a significant percentage, generally 90%, of our newly written life insurance business on a first dollar quota share basis. Our traditional life insurance was ceded under coinsurance contracts and universal life insurance was ceded under yearly renewable term ("YRT") contracts. During this time, we obtained coinsurance on our traditional life business, while reducing the amount of capital deployed and increasing overall returns. In mid-2005, the Company substantially discontinued coinsuring its newly written traditional life insurance and moved to YRT reinsurance as discussed below. We continue to reinsure 90% of the mortality risk above its maximum retention limit for the respective product, but not the account values, on the majority of our newly written universal life insurance.

We currently enter into reinsurance contracts with reinsurers under YRT contracts to provide coverage for insurance issued in excess of the amount it retains on any one life. The amount of insurance retained on any one life was $500,000 in years prior to mid-2005. In 2005, this retention was increased to amounts up to $1,000,000 for certain policies, and during 2008, was increased to $2,000,000 for certain policies.

During recent years, the life reinsurance market continued the process of consolidation and tightening, resulting in a higher net cost of reinsurance for much of our life insurance business. We have also been challenged by changes in the reinsurance market which have impacted management of capital, particularly in our traditional life business which is required to hold reserves pursuant to the Valuation of Life Insurance Policies Model Regulation ("Regulation XXX"). In response to these challenges, in 2005 we reduced our overall reliance on reinsurance by changing from coinsurance to YRT reinsurance arrangements for newly issued traditional life products.

EXECUTIVE SUMMARY

We reported strong financial results in 2011. Our focus in 2011 was on creating shareholder value by improving returns on invested capital, growing earnings and improving our overall risk profile. We made substantial progress on all of these fronts. The following are our notable accomplishments:

- Operating earnings were up 32%.
- Net income reached a record level.
- The earnings momentum of our franchise returned to pre-financial crisis levels and we exceeded our financial plans for the year.
- Retail product segments achieved or exceeded our sales goals for the year.
- Successfully managed the integration of two major acquisitions.
- Returned 40% of earnings to shareholders through dividends and share repurchase.
- Maintained strong capital position.

Notwithstanding a challenging macroeconomic environment, we are committed to leveraging the progress made during 2011 to continue to create shareholder value and execute on our goals for 2012.

Significant financial information related to each of our segments is included in "Results of Operations".

RISKS AND UNCERTAINTIES

The factors which could affect our future results include, but are not limited to, general economic conditions and the following risks and uncertainties:

General

- exposure to the risks of natural and man-made catastrophes, pandemics, malicious acts, terrorist acts and climate change, which could adversely affect our operations and results;
- the occurrence of computer viruses, information security breaches, disasters, or other unanticipated events could affect our data processing systems or those of our business partners or service providers and could damage our business and adversely affect our financial condition and results of operations;
- our results and financial condition may be negatively affected should actual experience differ from management's assumptions and estimates;
- we may not realize our anticipated financial results from our acquisitions strategy;
- we are dependent on the performance of others;
- our risk management policies, practices, and procedures could leave us exposed to unidentified or unanticipated risks, which could negatively affect our business or result in losses;
- our strategies for mitigating risks arising from our day-to-day operations may prove ineffective resulting in a material adverse effect on our results of operations and financial condition;

Financial environment

- interest rate fluctuations or significant and sustained periods of low interest rates could negatively affect our interest earnings and spread income, or otherwise impact our business;
- our investments are subject to market and credit risks, which could be heightened during periods of extreme volatility or disruption in financial and credit markets;
- equity market volatility could negatively impact our business;

- our use of derivative financial instruments within our risk management strategy may not be effective or sufficient;
- credit market volatility or disruption could adversely impact our financial condition or results from operations;
- our ability to grow depends in large part upon the continued availability of capital;
- we could be adversely affected by a ratings downgrade or other negative action by a ratings organization;
- we could be forced to sell investments at a loss to cover policyholder withdrawals;
- disruption of the capital and credit markets could negatively affect our ability to meet our liquidity and financing needs;
- difficult general economic conditions could materially adversely affect our business and results of operations;
- we may be required to establish a valuation allowance against our deferred tax assets, which could materially adversely affect our results of operations, financial condition, and capital position;
- we could be adversely affected by an inability to access our credit facility;
- our financial condition or results of operations could be adversely impacted if our assumptions regarding the fair value and future performance of our investments differ from actual experience;
- the amount of statutory capital that we have and the amount of statutory capital that we must hold to maintain our financial strength and credit ratings and meet other requirements can vary significantly from time to time and is sensitive to a number of factors outside of our control;
- we operate as a holding company and depend on the ability of our subsidiaries to transfer funds to us to meet our obligations and pay dividends;

Industry

- we are highly regulated and subject to numerous legal restrictions and regulations;
- changes to tax law or interpretations of existing tax law could adversely affect our ability to compete with non-insurance products or reduce the demand for certain insurance products;
- financial services companies are frequently the targets of legal proceedings, including class action litigation, which could result in substantial judgments;
- publicly held companies in general and the financial services industry in particular are sometimes the target of law enforcement investigations and the focus of increased regulatory scrutiny;
- new accounting rules, changes to existing accounting rules, or the grant of permitted accounting practices to competitors could negatively impact us;
- use of reinsurance introduces variability in our statements of income;
- our reinsurers could fail to meet assumed obligations, increase rates, or be subject to adverse developments that could affect us;
- our policy claims fluctuate from period to period resulting in earnings volatility;

Competition

- we operate in a mature, highly competitive industry, which could limit our ability to gain or maintain our position in the industry and negatively affect profitability;
- our ability to maintain competitive unit costs is dependent upon the level of new sales and persistency of existing business; and
- we may not be able to protect our intellectual property and may be subject to infringement claims.

For more information about the risks, uncertainties, and other factors that could affect our future results, please see Part I, Item 1A of this report.

CRITICAL ACCOUNTING POLICIES

Our accounting policies inherently require the use of judgments relating to a variety of assumptions and estimates, in particular expectations of current and future mortality, morbidity, persistency, expenses, and interest rates, as well as expectations around the valuations of securities. Because of the inherent uncertainty when using the assumptions and estimates, the effect of certain accounting policies under different conditions or assumptions could be materially different from those reported in the consolidated financial statements. A discussion of our various critical accounting policies is presented below.

Evaluation of Other-Than-Temporary Impairments—One of the significant estimates related to available-for-sale securities is the evaluation of investments for other-than-temporary impairments. If a decline in the fair value of an available-for-sale security is judged to be other-than-temporary, the security's basis is adjusted and an other-than-temporary impairment is recognized through a charge in the statement of income. The portion of this other-than-temporary impairment related to credit losses on a security is recognized in earnings, while the non-credit portion, representing the difference between fair value and the discounted expected future cash flows of the security, is recognized within other comprehensive income (loss). The fair value of the other-than-temporarily impaired investment becomes its new cost basis. For fixed maturities, we accrete the new cost basis to par or to the estimated future value over the expected remaining life of the security by adjusting the security's future yields, assuming that future expected cash flows on the securities can be properly estimated.

Determining whether a decline in the current fair value of invested assets is other-than-temporary is both objective and subjective, and can involve a variety of assumptions and estimates, particularly for investments that are not actively traded in established markets. For example, assessing the value of certain investments requires that we perform an analysis of expected future cash flows including rates of prepayments. Other investments, such as collateralized mortgage or bond obligations, represent selected tranches of a structured transaction, supported in the aggregate by underlying investments in a wide variety of issuers. Management considers a number of factors when determining the impairment status of individual securities. These include the economic condition of various industry segments and geographic locations and other areas of identified risks. Although it is possible for the impairment of one investment to affect other investments, we engage in ongoing risk management to safeguard against and limit any further risk to our investment portfolio. Special attention is given to correlative risks within specific industries, related parties, and business markets.

For certain securitized financial assets with contractual cash flows, including other asset-backed securities, the ASC Investments-Other Topic requires us to periodically update our best estimate of cash flows over the life of the security. If the fair value of a securitized financial asset is less than its cost or amortized cost and there has been a decrease in the present value of the estimated cash flows since the last revised estimate, considering both timing and amount, an other-than-temporary impairment charge is recognized. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third party sources along with certain internal assumptions and judgments regarding the future performance of the underlying collateral. Projections of expected future cash flows may change based upon new information regarding the performance of the underlying collateral. In addition, we consider our intent and ability to retain a temporarily depressed security until recovery.

Each quarter we review investments with unrealized losses and test for other-than-temporary impairments. We analyze various factors to determine if any specific other-than-temporary asset impairments exist. These include, but are not limited to: 1) actions taken by rating agencies, 2) default by the issuer, 3) the significance of the decline, 4) an assessment of our intent to sell the security (including a more likely than not assessment of whether we will be required to sell the security) before recovering the security's amortized cost, 5) the time period during which the decline has occurred, 6) an economic analysis of the issuer's industry, and 7) the financial strength, liquidity, and recoverability of the issuer. Management performs a security by security review each quarter in evaluating the need for any other-than-temporary impairments. Although no set formula is used in this process, the investment performance, collateral position, and continued viability of the issuer are significant measures considered, and in some cases, an analysis regarding our expectations for recovery of the security's entire amortized cost basis through the receipt of future cash flows is performed. Once a determination has been made that a specific other-than-temporary impairment exists, the security's basis is adjusted and an other-than-temporary impairment is recognized. Equity securities that are other-than temporarily impaired are written down to fair value with a realized loss recognized in earnings. Other-than-temporary impairments to debt securities that we do not intend to sell and do not expect to be required to sell before recovering the security's amortized cost are written down to discounted expected future cash flows ("post impairment cost") and credit losses are recorded in earnings. The difference between the securities' discounted expected future cash flows and the fair value of the securities is recognized in other comprehensive income (loss) as a non-credit portion of the recognized other-than-temporary impairment. When calculating the post impairment cost for residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), and other asset-backed securities (collectively referred to as asset-backed securities or "ABS"), we consider all known market data related to cash flows to estimate future cash flows. When calculating the post impairment cost for corporate debt securities, we consider all contractual cash flows to estimate expected future cash flows. To calculate the post impairment cost, the expected future cash flows are discounted at the original purchase yield. Debt securities that we intend to sell or expect to be required to sell before recovery are written down to fair value with the change recognized in earnings.

During the years ended December 31, 2011, 2010, and 2009, we recorded pre-tax other-than-temporary impairments of investments of $62.3 million, $75.3 million, and $227.8 million, respectively. Of the $62.3 million of impairments for the year ended December 31, 2011, $47.4 million was recorded in earnings and $14.9 million was recorded in other comprehensive income. Of the $75.3 million of impairments for the year ended December 31, 2010, $41.5 million was recorded in earnings and $33.8 million was recorded in other comprehensive income. Of the $227.8 million of impairment for the year ended December 31, 2009, $180.1 million was recorded in earnings and $47.7 million was recorded in other comprehensive income (loss).

For the year ended December 31, 2011, there were no other-than-temporary impairments related to equity securities and there were $2.5 million and $19.6 million of other-than-temporary impairments related to equity securities for the year ended December 31, 2010 and 2009, respectively. For the years ended December 31, 2011, 2010, and 2009, there were $62.3 million, $72.8 million, and $208.2 million of other-than-temporary impairments related to debt securities, respectively.

For the year ended December 31, 2011, other-than-temporary impairments related to debt securities that we do not intend to sell and do not expect to be required to sell prior to recovering amortized cost were $52.8 million, with $37.9 million of credit losses recorded on debt securities in earnings and $14.9 million of non-credit losses recorded in other comprehensive income. During the same period, other-than-temporary impairments related to debt securities that we intend to sell or expect to be required to sell were $9.5 million and were recorded in earnings. For the year ended December 31, 2010, there were no other-than-temporary impairments related to debt securities or equity securities that we intend to sell or expect to be required to sell. For the year ended December 31, 2009, there were $30.4 million of other-than-temporary impairments related to debt securities that we intend to sell or expect to be required to sell.

Our specific accounting policies related to our invested assets are discussed in Note 2, *Summary of Significant Accounting Policies*, and Note 4, *Investment Operations*, to the consolidated financial statements. As of December 31, 2011, we held $25.0 billion of available-for-sale investments, including $4.1 billion in investments with a gross unrealized loss of $448.5 million.

Derivatives—We utilize a risk management strategy that incorporates the use of derivative financial instruments to reduce exposure to interest rate risk, inflation risk, currency exchange risk, volatility risk, foreign exchange, and equity market risk. Assessing the effectiveness of the hedging programs and evaluating the carrying values of the related derivatives often involve a variety of assumptions and estimates. We employ a variety of methods for determining the fair value of our derivative instruments. The fair values of interest rate related derivatives are based upon industry standard models which calculate the present-value of the projected cash flows of the derivatives using current and implied future market conditions. These models include market-observable estimates of volatility and interest rates in the determination of fair value. The use of different assumptions may have a material effect on the estimated fair value amounts, as well as the amount of reported net income. In addition, measurements of ineffectiveness of hedging relationships are subject to interpretations and estimations, and any differences may result in material changes to our results of operations. As of December 31, 2011, the fair value of derivatives reported on our balance sheet in "other long-term investments" and "other liabilities" was $48.2 million and $455.7 million, respectively.

Reinsurance—For each of our reinsurance contracts, we must determine if the contract provides indemnification against loss or liability relating to insurance risk, in accordance with applicable accounting standards. We must review all contractual features, particularly those that may limit the amount of insurance risk to which we are subject or features that delay the timely reimbursement of claims. If we determine that the possibility of a significant loss from insurance risk will occur only under remote circumstances, we record the contract under a deposit method of accounting with the net amount payable/ receivable reflected in other reinsurance assets or liabilities on our consolidated balance sheets. Fees earned on the contracts are reflected as other revenues, as opposed to premiums, in our consolidated statements of income.

Our reinsurance is ceded to a diverse group of reinsurers. The collectability of reinsurance is largely a function of the solvency of the individual reinsurers. We perform periodic credit reviews on our reinsurers, focusing on, among other things, financial capacity, stability, trends, and commitment to the reinsurance business. We also require assets in trust, letters of credit, or other acceptable collateral to support balances due from reinsurers not authorized to transact business in the applicable jurisdictions. Despite these measures, a reinsurer's insolvency, inability, or unwillingness to make payments under the terms of a reinsurance contract could have a material adverse effect on our results of operations and financial condition. As of December 31, 2011, our third party reinsurance receivables amounted to $5.6 billion. These amounts include ceded reserve balances and ceded benefit payments.

We account for reinsurance as required by Financial Accounting Standards Board ("FASB") guidance under the ASC Financial Services Topic as applicable. In accordance with this guidance, costs for reinsurance are amortized as a level percentage of premiums for traditional life products and a level percentage of estimated gross profits for universal life products. Accordingly, ceded reserve and deferred acquisition cost balances are established using methodologies consistent with those used in establishing direct policyholder reserves and deferred acquisition costs. Establishing these balances requires the use of various assumptions including investment returns, mortality, persistency, and expenses. The assumptions made for establishing ceded reserves and ceded deferred acquisition costs are consistent with those used for establishing direct policyholder reserves and deferred acquisition costs.

Assumptions are also made regarding future reinsurance premium rates and allowance rates. Assumptions made for mortality, persistency, and expenses are consistent with those used for establishing direct policyholder reserves and deferred acquisition costs. Assumptions made for future reinsurance premium and allowance rates are consistent with rates provided for in our various reinsurance agreements. For certain of our reinsurance agreements, premium and allowance rates may be changed by reinsurers on a prospective basis, assuming certain contractual conditions are met (primarily that rates are changed for all companies with which the reinsurer has similar agreements). We do not anticipate any changes to these rates and, therefore, have assumed continuation of these non-guaranteed rates. To the extent that future rates are modified, these assumptions would be revised and both current and future results would be affected. For traditional life products, assumptions are not changed unless projected future revenues are expected to be less than future expenses. For universal life products, assumptions are periodically updated whenever actual experience and/or expectations for the future differ from that assumed. When assumptions are updated, changes are reflected in the income statement as part of an "unlocking" process. For the year ended December 31, 2011, there were no significant changes to reinsurance premium and allowance rates that would require an update of assumptions and subsequent unlocking of balances.

Deferred acquisition costs and value of business acquired—We incur significant costs in connection with acquiring new insurance business. These costs, which vary with and are primarily related to the production of new business and coinsurance of blocks of policies, are deferred and amortized over future periods. The recovery of such costs is dependent on the future profitability of the related policies. The amount of future profit is dependent principally on investment returns, mortality, morbidity, persistency, and expenses to administer the business and certain economic variables, such as inflation. These costs are amortized over the expected lives of the contracts, based on the level and timing of either gross profits or gross premiums, depending on the type of contract. Revisions to estimates result in changes to the amounts expensed in the reporting period in which the revisions are made and could result in the impairment of the asset and a charge to income if estimated future profits are less than the unamortized deferred amounts. As of December 31, 2011, we had deferred acquisition costs ("DAC")/value of business acquired ("VOBA") of $4.0 billion.

We had a DAC/VOBA asset of approximately $471.0 million related to our variable annuity product line with an account balance of $9.0 billion as of December 31, 2011. These amounts include $44.0 million and $2.3 billion, respectively, of VOBA asset and account balances associated with the variable annuity business of the Chase Insurance Group, which consisted of five insurance companies that manufactured and administered traditional life insurance and annuity products and four related non-insurance companies (which collectively are referred to as the "Chase Insurance Group"), which has been 100% reinsured to Commonwealth Annuity and Life Insurance Company (formerly known as Allmerica Financial Life Insurance and Annuity Company) ("CALIC"), under a modified coinsurance agreement. We monitor the rate of amortization of DAC asset related to our variable annuity product line. Our monitoring methodologies employ varying assumptions about how much and how quickly the stock markets will appreciate. The primary assumptions used to project future profits as part of the analysis include: a long-term equity market growth rate of 8%, reversion to the mean methodology with no cap, reversion to the mean period of 10 years, and an amortization period of 30 years.

We periodically review and update as appropriate our key assumptions on products using the ASC Financial Services-Insurance Topic, including future mortality, expenses, lapses, premium persistency, investment yields, and interest spreads. Changes to these assumptions result in adjustments which increase or decrease DAC amortization and/or benefits and expenses. The periodic review and updating of assumptions is referred to as "unlocking".

In conjunction with the acquisition of a block of insurance policies or investment contracts, a portion of the purchase price is assigned to the right to receive future gross profits from the acquired insurance policies or investment contracts. This intangible asset, called VOBA, represents the actuarially estimated present value of future cash flows from the acquired policies. The estimated present value of future cash flows is based on certain assumptions, including mortality, persistency, expenses, and interest rates that the Company expects to experience in future years. These assumptions are to be best estimates and are periodically updated whenever actual experience and/or expectations for the future change from that assumed. We amortize VOBA in proportion to gross premiums for traditional life products and in proportion to expected gross profits ("EGPs") for interest sensitive products, including accrued interest credited to account balances of up to approximately 6.65%. VOBA is subject to annual recoverability testing.

Goodwill—Accounting for goodwill requires an estimate of the future profitability of the associated lines of business to assess the recoverability of the capitalized acquisition goodwill. We evaluate the carrying value of goodwill at the segment (or reporting unit) level at least annually and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: 1) a significant adverse change in legal factors or in business climate, 2) unanticipated competition, or 3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, we first determine through qualitative analysis whether relevant events and circumstances indicate that it is more likely than not that segment goodwill balances are impaired as of the testing date. If it is determined that it is more likely than not that impairment exists, we compare our estimate of the fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill. We utilize a fair value measurement (which includes a discounted cash flows analysis) to assess the carrying value of the reporting units in consideration of the recoverability of the goodwill balance assigned to each reporting unit as of the measurement date. Our material goodwill balances are attributable to certain of our operating segments (which are each considered to be reporting units). The cash flows used to determine the fair value of our reporting units are dependent on a number of significant assumptions. Our estimates, which consider a market participant view of fair value, are subject to change given the inherent uncertainty in predicting future results and cash flows, which are impacted by such things as policyholder behavior, competitor pricing, capital limitations, new product introductions, and specific industry and market conditions. Additionally, the discount rate used is based on our judgment of the appropriate rate for each reporting unit based on the relative risk associated with the projected cash flows. As of December 31, 2011 and 2010, we performed our annual evaluation of goodwill and determined that no adjustment to impair goodwill was necessary. As of December 31, 2011, we had goodwill of $111.7 million.

We also consider our market capitalization in assessing the reasonableness of the fair values estimated for our reporting units in connection with our goodwill impairment testing. We believe that our market capitalization at December 31, 2011 is not representative of the underlying fair value of its reporting units, due primarily to the following:

- concerns about future earnings growth;
- negative market sentiment;
- different valuation methodologies that resulted in lower valuation;
- increased risk premium for holding investments in non-agency mortgage-backed securities;
- increased risk premium for holding commercial mortgage loans.

While the concerns outlined above continue to negatively affect our market capitalization, it is our belief that the following factors support the underlying stability and growth potential of our reporting units:

- Our position is shared by many others in the industry, and our ratio of market value to book value is in line with peer company averages.
- We have experienced improved credit and financial strength ratings over the past 3 years.
- Operating earnings continue to exceed projections.
- Risk-based-capital is near its highest ever level, indicating a strong financial position.
- We experienced impairment losses in 2010 and 2011 which were below projected levels.
- Problem loans within our mortgage loan portfolio are within historical norms, and are not expected to have an adverse affect on our liquidity.
- Overall, the performance of our investment portfolio is in line with our expectations.

While continued deterioration of or adverse market conditions for certain businesses may have a significant impact on the fair value of our reporting units, in our view, the key assumptions used in our estimates of fair value of our reporting units continue to be adequate, and market capitalization being below book value did not result in a triggering or impairment event.

Insurance liabilities and reserves—Establishing an adequate liability for our obligations to policyholders requires the use of assumptions. Estimating liabilities for future policy benefits on life and health insurance products requires the use of assumptions relative to future investment yields, mortality, morbidity, persistency, and other assumptions based on our historical experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Determining liabilities for our property and casualty insurance products also requires the use of assumptions, including the frequency and severity of claims, and the effectiveness of internal processes designed to reduce the level of claims. Our results depend significantly upon the extent to which our actual claims experience is consistent with the assumptions we used in determining our reserves and pricing our products. Our reserve assumptions and estimates require significant judgment and, therefore, are inherently uncertain. We cannot determine with precision the ultimate amounts that we will pay for actual claims or the timing of those payments. In addition, effective January 1, 2007, we adopted FASB guidance related to our equity indexed annuity product. FASB guidance under the ASC Derivatives and Hedging Topic requires that we fair value the liability related to this block of business at each balance sheet date, with changes in the fair value recorded through earnings. Changes in this liability may be significantly affected by interest rate fluctuations. As a result of the adoption of this guidance, we made certain modifications to the method used to determine fair value for our liability related to equity indexed annuities to take into consideration factors such as policyholder behavior, credit spreads, and other market considerations. As of December 31, 2011, we had total policy liabilities and accruals of $22.1 billion.

Guaranteed minimum death benefits—We establish liabilities for guaranteed minimum death benefits ("GMDB") on our variable annuity products. The methods used to estimate the liabilities employ assumptions about mortality and the performance of equity markets. We assume age-based mortality that is consistent with 61% of the National Association of Insurance Commissioners 1994 Variable Annuity GMDB Mortality Table. Future declines in the equity market would increase our GMDB liability. Differences between the actual experience and the assumptions used result in variances in profit and could result in losses. Our GMDB as of December 31, 2011, is subject to a dollar-for-dollar reduction upon withdrawal of related annuity deposits on contracts issued prior to January 1, 2003. As of December 31, 2011, the GMDB liability was $9.8 million.

Guaranteed minimum withdrawal benefits—We establish liabilities for guaranteed minimum withdrawal benefits ("GMWB") on our variable annuity products. The GMWB is valued in accordance with FASB guidance under the ASC Derivatives and Hedging Topic which utilizes the valuation technique prescribed by the ASC Fair Value Measurements and Disclosures Topic, which requires the liability to be marked-to-market using current implied volatilities for the equity indices. The methods used to estimate the liabilities employ assumptions about mortality, lapses, policyholder behavior, equity market returns, interest rates, and market volatility. We assume age-based mortality that is consistent with 61% of the National Association of Insurance Commissioners 1994 Variable Annuity GMDB Mortality Table. Differences between the actual experience and the assumptions used result in variances in profit and could result in losses. As of December 31, 2011, our net GMWB liability held was $147.1 million.

Pension and Other Postretirement Benefits—Determining our obligations to employees under our pension plans and other postretirement benefit plans requires the use of assumptions. The calculation of the liability and expense related to our benefit plans incorporates the following significant assumptions:

- appropriate weighted average discount rate;
- estimated rate of increase in the compensation of employees;
- expected long-term rate of return on the plan's assets.

See Note 14, *Employee Benefit Plans*, to the consolidated financial statements for further information.

Stock-Based Payments—Accounting for stock-based compensation plans may require the use of option pricing models to estimate our obligations. Assumptions used in such models relate to equity market movements and volatility, the risk-free interest rate at the date of grant, expected dividend rates, and expected exercise dates. See Note 13, *Stock-Based Compensation*, to the consolidated financial statements for further information.

Deferred taxes and uncertain tax positions—Deferred federal income taxes arise from the recognition of temporary differences between the basis of assets and liabilities determined for financial reporting purposes and the basis determined for income tax purposes. Such temporary differences are principally related to the marking to market value of investment assets, the deferral of policy acquisition costs, and the provision for future policy benefits and expenses. Deferred tax assets and liabilities are measured using the enacted tax rates expected to be in effect when such differences reverse. We test the value of deferred tax assets for impairment on a quarterly basis at the taxpaying-component level within each tax jurisdiction. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized as future reductions of current taxes. In determining the need for a valuation allowance we consider carryback capacity, reversal of existing temporary differences, future taxable income, and tax planning strategies. The determination of any valuation allowance requires management to make certain judgments and assumptions regarding future operations that are based on our historical experience and our expectations of future performance.

The ASC Income Taxes Topic prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an expected or actual uncertain income tax return position and provides guidance on disclosure. Additionally, this interpretation requires, in order for us to recognize a benefit in our financial statements from such a position, that there must be a greater than 50 percent chance of success with the relevant taxing authority with regard to that position. In making this analysis, we assume that the taxing authority is fully informed of all of the facts regarding any issue. Our judgments and assumptions regarding uncertain tax positions are subject to change over time due to the enactment of new legislation, the issuance of revised or new regulations by the various tax authorities, and the issuance of new rulings by the courts.

Contingent liabilities—The assessment of potential obligations for tax, regulatory, and litigation matters inherently involves a variety of estimates of potential future outcomes. We make such estimates after consultation with our advisors and a review of available facts. However, there can be no assurance that future outcomes will not differ from management's assessments.

RESULTS OF OPERATIONS

In the following discussion, segment operating income (loss) is defined as income before income tax excluding net realized investment gains and losses (net of the related DAC and VOBA and participating income from real estate ventures), and the cumulative effect of change in accounting principle. Periodic settlements of derivatives associated with corporate debt and certain investments and annuity products are included in realized gains and losses but are considered part of segment operating income (loss) because the derivatives are used to mitigate risk in items affecting segment operating income (loss). Management believes that segment operating income (loss) provides relevant and useful information to investors, as it represents the basis on which the performance of our business is internally assessed. Although the items excluded from segment operating income (loss) may be significant components in understanding and assessing our overall financial performance, management believes that segment operating income (loss) enhances an investor's understanding of our results of operations by highlighting the operating income (loss) usually attributable to the normal, recurring operations of our business. However, segment operating income (loss) should not be viewed as a substitute for GAAP net income available to PLC's common shareowners. In addition, our segment operating income (loss) measures may not be comparable to similarly titled measures reported by other companies.

We periodically review and update as appropriate our key assumptions on products using the ASC Financial Services-Insurance Topic, including future mortality, expenses, lapses, premium persistency, investment yields, interest spreads, and equity market returns. Changes to these assumptions result in adjustments which increase or decrease DAC amortization and/or benefits and expenses. The periodic review and updating of assumptions is referred to as "unlocking".

The following table presents a summary of results and reconciles segment operating income (loss) to consolidated net income available to PLC's common shareowners:

	For The Year Ended December 31,			Change	
	2011	2010	2009	2011	2010
	(Dollars In Thousands)				
Segment Operating Income (Loss)					
Life Marketing	$ 116,274	$ 147,470	$ 137,826	(21.2)%	7.0%
Acquisitions	157,393	111,143	133,760	41.6	(16.9)
Annuities	110,726	53,901	56,642	n/m	(4.8)
Stable Value Products	56,780	39,207	61,963	44.8	(36.7)
Asset Protection	24,662	29,897	23,229	(17.5)	28.7
Corporate and Other	5,767	(25,053)	81,980	n/m	n/m
Total segment operating income	471,602	356,565	495,400	32.3	(28.0)
Realized investment gains (losses)—investments(1)(3)	184,733	107,715	125,352		
Realized investment gains (losses)—derivatives(2)	(149,428)	(74,972)	(203,974)		
Income tax expense	(167,837)	(129,067)	(145,290)		
Net income available to PLC's common shareowners	$ 339,070	$ 260,241	$ 271,488	30.3	(4.1)

	2011	2010	2009
(1) Realized investment gains (losses)—investments(3)	$ 187,473	$ 112,856	$ 120,149
Less: related amortization of DAC	2,740	5,141	(5,203)
	$ 184,733	$ 107,715	$ 125,352
(2) Realized investment gains (losses)—derivatives	$(155,251)	$(138,249)	$(177,953)
Less: settlements on certain interest rate swaps	—	168	3,401
Less: derivative activity related to certain annuities	(5,823)	(63,445)	22,620
	$(149,428)	$ (74,972)	$(203,974)

(3) Includes credit related other-than-temporary impairments of $47.4 million, $41.5 million, and $180.1 million for the years ended December 31, 2011, 2010, and 2009, respectively.

For The Year Ended December 31, 2011 as compared to The Year Ended December 31, 2010

Net income available to PLC's common shareowners for the year ended December 31, 2011, included a $115.0 million, or 32.3%, increase in segment operating income. The increase was primarily related to a $46.3 million increase in the Acquisitions segment, a $56.8 million increase in the Annuities segment, a $17.6 million increase in the Stable Value Products segment, and a $30.8 million improvement in the Corporate and Other segment. These increases were partially offset by a $31.2 million decrease in the Life Marketing segment and a $5.2 million decrease in the Asset Protection segment.

We experienced net realized gains of $32.2 million for the year ended December 31, 2011, as compared to net realized losses of $25.4 million for the year ended December 31, 2010. The gains realized for the year ended December 31, 2011, were primarily related to $89.4 million of gains related to investment securities sale activity and $29.9 million of gains related to the net activity of the modified coinsurance portfolio. Partially offsetting these gains were losses of $47.4 million for other-than-temporary impairment credit-related losses, a $14.1 million loss on interest rate caps and swaps, net losses of $5.8 million of derivatives related to variable annuity contracts, and a $19.7 million loss related to other investment and derivative activity.

- Life Marketing segment operating income was $116.3 million for the year ended December 31, 2011, representing a decrease of $31.2 million, or 21.2%, from the year ended December 31, 2010. The decrease was primarily due to a negative change in unlocking of $22.0 million and higher operating expenses, including interest expense associated with programs designed to fund traditional life statutory reserves. These decreases were partially offset by higher investment income associated with growth in reserve balances.

- Acquisitions segment operating income was $157.4 million for the year ended December 31, 2011, an increase of $46.3 million, or 41.6%, as compared to the year ended December 31, 2010, primarily due to the addition of the United Investors Life Insurance Company ("United Investors") acquisition and the Liberty Life Insurance Company ("Liberty Life") coinsurance transaction. The United Investors and Liberty Life transactions added $24.0 million and $35.1 million, respectively, to segment operating income. This was partly offset by less favorable mortality and the expected runoff in the older acquired blocks.
- Annuities segment operating income was $110.7 million for the year ended December 31, 2011, as compared to $53.9 million for the year ended December 31, 2010, an increase of $56.8 million. This variance included a favorable change of $32.7 million related to derivatives associated with certain variable annuity ("VA") benefits and a favorable change of $6.9 million in single premium immediate annuities ("SPIA") mortality results. The remainder of the increase is attributable to higher VA fees, higher spreads, and growth in the single premium deferred annuity ("SPDA") line, partially offset by increased DAC amortization, higher operating expenses, and unfavorable changes in unlocking.
- Stable Value Products segment operating income was $56.8 million and increased $17.6 million, or 44.8%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. The increase in operating earnings resulted from higher operating spreads and lower expenses offset by a decline in average account values. We also called certain retail notes, which has accelerated DAC amortization of $3.4 million on those called contracts for the year ended December 31, 2011 as compared to $2.7 million for the year ended December 31, 2010. The operating spread increased 97 basis points to 214 basis points during the year ended December 31, 2011, as compared to an operating spread of 117 basis points for the year ended December 31, 2010.
- Asset Protection segment operating income was $24.7 million, representing a decrease of $5.2 million, or 17.5%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. Service contract earnings decreased $5.5 million, or 31.4%, primarily related to higher commissions and reduced investment income due to lower balances and yields. Earnings from other products, including the GAP product and non-core lines, decreased $3.2 million, or 21.6%, primarily due to a $7.8 million excess reserve release in the first quarter of 2010 related to the runoff Lender's Indemnity line of business. Credit insurance earnings increased $3.5 million primarily due to lower loss ratios and lower expenses.
- Corporate and Other segment operating income was $5.8 million for the year ended December 31, 2011, as compared to an operating loss of $25.1 million for the year ended December 31, 2010. The increase was primarily due to a $21.1 million favorable variance related to gains on the repurchase of non-recourse funding obligations. For the year ended December 31, 2011, $40.1 million of pre-tax gains were generated by repurchases as compared to $19.0 million of pre-tax gains generated during the year ended December 31, 2010. In addition, during 2011, we recorded $8.5 million of pre-tax earnings in the segment relating to the settlement of a dispute with respect to certain investments.

For The Year Ended December 31, 2010 as compared to The Year Ended December 31, 2009

Net income available to PLC's common shareowners for the year ended December 31, 2010, included a $138.8 million, or 28.0%, decrease in segment operating income. The decrease was primarily related to a $107.0 million decrease in the Corporate and Other segment, a $22.8 million decrease in the Stable Value Products segment, a $22.6 million decrease in the Acquisition segment, and a $2.7 million decrease in the Annuities segment. These decreases were partially offset by a $9.6 million increase in the Life Marketing segment and a $6.7 million increase in the Asset Protection segment. In addition, the Corporate and Other segment had a decrease in other income due to a gain of $126.3 million for the repurchase of surplus notes, net of deferred issue costs for the year ended December 31, 2009.

We experienced net realized losses of $25.4 million for the year ended December 31, 2010, as compared to net realized losses of $57.8 million for the year ended December 31, 2009. The losses realized for the year ended December 31, 2010, were primarily caused by a loss of $54.0 million related to equity and interest rate futures that were entered into to mitigate risk related to certain guaranteed minimum variable annuity benefits, a loss of $5.8 million related to GMWB embedded derivative valuation changes, $41.5 million of other-than-temporary impairment credit-related losses, and a loss of $8.4 million on interest rate swaps. Offsetting these losses were $41.4 million of gains related to the net activity related to the modified coinsurance portfolio and derivative activity and $56.5 million of gains related to investment securities sale activity.

- Life Marketing segment operating income was $147.5 million for the year ended December 31, 2010, representing an increase of $9.6 million, or 7.0%, from the year ended December 31, 2009. The increase was primarily due to more favorable mortality results and higher investment income associated with growth in reserves, partially offset by higher operating expenses.

- Acquisitions segment operating income was $111.1 million for the year ended December 31, 2010, a decrease of $22.6 million, or 16.9%, as compared to the year ended December 31, 2009, primarily due to the expected runoff in the blocks of business, higher operating expenses, and a planned one-time payment of $5.2 million in the fourth quarter of 2010 to complete insourcing the administration of a block of business.

- Annuities segment operating income was $53.9 million for the year ended December 31, 2010, as compared to $56.6 million for the year ended December 31, 2009, a decrease of $2.7 million. This change included an unfavorable $42.5 million variance related to fair value changes, of which $3.0 million was related to the equity indexed annuity ("EIA") product and $39.5 million was related to derivatives associated with certain VA benefits, caused primarily by changes in equity markets and lower interest rates. The remaining favorable $45.2 million variance in operating income was partly driven by a $19.3 million unlocking charge recorded within the VA line during the year ended December 31, 2009. Other items accounted for the remainder of the variance, including a $7.0 million reduction in death benefit payments on the VA line, a $9.6 million increase in earnings related to wider spreads and average account value growth of 47.6% in SPDA line, and a $4.4 million increase in EIA earnings excluding fair value.

- Stable Value Products segment operating income was $39.2 million and decreased $22.8 million, or 36.7%, for the year ended December 31, 2010, as compared to the year ended December 31, 2009. The decrease in operating earnings resulted from a decline in average account values and lower operating spreads. In addition, no income was generated from the early retirement of funding agreements backing medium-term notes for the year ended December 31, 2010, as compared with $1.9 million for the year ended December 31, 2009. We also called certain retail notes, which has accelerated DAC amortization of $2.7 million on those called contracts. The operating spread decreased 30 basis points to 117 basis points during the year ended December 31, 2010, as compared to an operating spread of 147 basis points for the year ended December 31, 2009.

- Asset Protection segment operating income was $29.9 million, representing an increase of $6.7 million, or 28.7%, for the year ended December 31, 2010, as compared to the year ended December 31, 2009. Credit insurance earnings decreased $4.4 million as compared to the prior year, primarily due to lower investment income, unfavorable loss experience, and a $0.9 million litigation settlement expense. Service contract earnings decreased $0.8 million, or 4.4% as compared to the prior year end. Earnings from the GAP product, increased $5.1 million for the year ended December 31, 2010, as compared to the prior year end. Also, 2010 includes a $7.8 million excess reserve release in the first quarter of 2010 related to the final settlement in the runoff Lender's Indemnity line of business. Favorable loss experience in the GAP product line also contributed to the increase.

- Corporate and Other segment operating loss was $25.1 million for the year ended December 31, 2010, as compared to income of $82.0 million for the year ended December 31, 2009. The variance was primarily due to a decrease in other income from a $126.3 million pre-tax gain on the repurchase of surplus notes, net of deferred issue costs that occurred in 2009, which was partially offset by a $19.0 million pre-tax gain on the repurchase of non-recourse funding obligations that was recognized during the year ended December 31, 2010. The segment experienced a negative variance related to mark-to-market adjustments on a portfolio of securities designated for trading. The trading portfolio accounted for a decrease of $36.5 million as compared to the prior year. Partially offsetting the decrease was growth in the segment's investment income due to deploying liquidity and yield improvements.

Life Marketing

Segment results of operations

Segment results were as follows:

	For The Year Ended December 31,			Change	
	2011	2010	2009	2011	2010
	(Dollars In Thousands)				
REVENUES					
Gross premiums and policy fees	$1,591,581	$1,575,764	$1,565,144	1.0%	0.7%
Reinsurance ceded	(846,762)	(839,512)	(911,703)	0.9	(7.9)
Net premiums and policy fees	744,819	736,252	653,441	1.2	12.7
Net investment income	446,175	388,061	362,108	15.0	7.2
Other income	110,307	95,079	80,847	16.0	17.6
Total operating revenues	1,301,301	1,219,392	1,096,396	6.7	11.2
BENEFITS AND EXPENSES					
Benefits and settlement expenses	978,098	921,765	782,372	6.1	17.8
Amortization of deferred policy acquisition costs	120,884	91,363	144,125	32.3	(36.6)
Other operating expenses	86,045	58,794	32,073	46.3	83.3
Total benefits and expenses	1,185,027	1,071,922	958,570	10.6	11.8
INCOME BEFORE INCOME TAX	116,274	147,470	137,826	(21.2)	7.0
OPERATING INCOME	$ 116,274	$ 147,470	$ 137,826	(21.2)	7.0

The following table summarizes key data for the Life Marketing segment:

	For The Year Ended December 31,			Change	
	2011	2010	2009	2011	2010
	(Dollars In Thousands)				
Sales By Product					
Traditional	$ 3,846	$ 50,101	$ 96,932	(92.3)%	(48.3)%
Universal life	117,947	113,168	62,492	4.2	81.1
BOLI	11,363	8,098	3,176	40.3	n/m
	$ 133,156	$ 171,367	$ 162,600	(22.3)	5.4
Sales By Distribution Channel					
Brokerage general agents	$ 70,952	$ 101,588	$ 101,381	(30.2)	0.2
Independent agents	16,147	24,838	27,765	(35.0)	(10.5)
Stockbrokers / banks	31,677	36,633	30,131	(13.5)	21.6
BOLI / other	14,380	8,308	3,323	73.1	n/m
	$ 133,156	$ 171,367	$ 162,600	(22.3)	5.4
Average Life Insurance In-force[1]					
Traditional	$476,813,161	$494,700,220	$489,818,145	(3.6)	1.0
Universal life	67,823,606	55,831,192	53,164,320	22.1	5.0
	$544,636,767	$550,531,412	$542,982,465	(1.0)	1.4
Average Account Values					
Universal life	$ 6,037,896	$ 5,563,162	$ 5,352,068	8.5	3.9
Variable universal life	364,803	331,183	269,460	10.2	22.9
	$ 6,402,699	$ 5,894,345	$ 5,621,528	8.6	4.9
Traditional Life Mortality Experience[2]	91%	89%	95%		

(1) Amounts are not adjusted for reinsurance ceded.
(2) Represents the incurred claims as a percentage of original pricing expected.

Operating expenses detail

Other operating expenses for the segment were as follows:

	For The Year Ended December 31,			Change	
	2011	2010	2009	2011	2010
	(Dollars In Thousands)				
Insurance companies:					
First year commissions	$ 159,463	$ 207,939	$ 187,576	(23.3)%	10.9%
Renewal commissions	35,898	36,509	37,492	(1.7)	(2.6)
First year ceding allowances	(8,294)	(9,418)	(13,994)	(11.9)	(32.7)
Renewal ceding allowances	(172,493)	(188,956)	(225,880)	(8.7)	(16.3)
General & administrative	155,284	163,013	156,685	(4.7)	4.0
Taxes, licenses, and fees	35,480	34,218	32,096	3.7	6.6
Other operating expenses incurred	205,338	243,305	173,975	(15.6)	39.9
Less: commissions, allowances & expenses capitalized	(226,619)	(274,999)	(222,529)	(17.6)	23.6
Other insurance company operating expenses	(21,281)	(31,694)	(48,554)	(32.9)	(34.7)
Marketing companies:					
Commissions	80,073	70,355	60,371	13.8	16.5
Other operating expenses	27,253	20,133	20,256	35.4	(0.6)
Other marketing company operating expenses	107,326	90,488	80,627	18.6	12.2
Other operating expenses	$ 86,045	$ 58,794	$ 32,073	46.3	83.3

For The Year Ended December 31, 2011 as compared to The Year Ended December 31, 2010

Segment operating income

Operating income was $116.3 million for the year ended December 31, 2011, representing a decrease of $31.2 million, or 21.2%, from the year ended December 31, 2010. The decrease was primarily due to a negative change in unlocking of $22.0 million and higher operating expenses, including interest expense associated with programs designed to fund traditional life statutory reserves. These decreases were partially offset by higher investment income associated with growth in reserve balances.

Operating revenues

Total revenues for the year ended December 31, 2011, increased $81.9 million, or 6.7%, as compared to the year ended December 31, 2010. This increase was the result of higher premiums and policy fees, higher investment income due to increases in net in-force reserves, and higher fee revenue in the segment's marketing companies.

Net premiums and policy fees

Net premiums and policy fees increased by $8.6 million, or 1.2%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010, primarily due to continued growth in universal life in-force business policy fees, offset by decreases in traditional life premium.

Net investment income

Net investment income in the segment increased $58.1 million, or 15.0%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. Increased retained universal life reserves led to increased investment income of $31.0 million for the year ended December 31, 2011, as compared to the year ended December 31, 2010. Increases in BOLI reserves led to higher BOLI investment income of $4.8 million in the same period. Traditional life investment income increased $21.3 million caused by growth in retained reserves and more favorable yields.

Other income

Other income increased $15.2 million, or 16.0%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. The increase relates primarily to higher fee revenue generated from increased sales in our marketing companies.

Benefits and settlement expenses

Benefits and settlement expenses increased by $56.3 million, or 6.1%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010, due to growth in retained universal life insurance in-force, higher credited interest on universal life and BOLI products resulting from increases in account values, and higher claims from growth in the universal life block and continued maturing of the traditional life block. In 2011, universal life and BOLI unlocking was largely driven by assumption changes regarding lapses, mortality, expenses, investment yield, credited interest on fund value, and other items. The impact of these changes increased benefits and settlement expenses $25.2 million. In 2010, universal life and BOLI unlocking increased benefit expenses $27.5 million.

Amortization of DAC

DAC amortization increased $29.5 million, or 32.3%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010, primarily due to differing impacts of unlocking. In 2011, universal life and BOLI unlocking decreased amortization $7.0 million, as compared to a decrease of $31.2 million in 2010. The net increase to amortization for 2011 as compared to 2010 was $24.2 million.

Other operating expenses

Other operating expenses increased $27.3 million for the year ended December 31, 2011, as compared to the year ended December 31, 2010. This increase reflects higher marketing company expenses of $16.8 million associated with higher sales, a reduction in reinsurance allowances, and a $10.3 million increase in interest expense associated with a letter of credit facility designed to fund traditional life statutory reserves. This was partly offset by lower general administrative expenses.

Sales

Sales for the segment decreased $38.2 million, or 22.3%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. Traditional life sales decreased $46.3 million, or 92.3%, as we focused sales efforts on other lines. A new universal life product was introduced in 2010 which has substantially replaced traditional life sales for new products. Universal life sales increased $4.8 million, or 4.2%, due to increased focus on the product line, including the introduction of new products.

For The Year Ended December 31, 2010 as compared to The Year Ended December 31, 2009

Segment operating income

Operating income was $147.5 million for the year ended December 31, 2010, representing an increase of $9.6 million, or 7.0%, from the year ended December 31, 2009. The increase was primarily due to more favorable mortality results and higher investment income associated with growth in reserves, partially offset by higher operating expenses.

Operating revenues

Total revenues for the year ended December 31, 2010, increased $123.0 million, or 11.2%, as compared to the year ended December 31, 2009. This increase was the result of higher premiums and policy fees, higher investment income due to increases in net in-force reserves, and higher sales in the segment's marketing companies.

Net premiums and policy fees

Net premiums and policy fees increased by $82.8 million, or 12.7%, for the year ended December 31, 2010, as compared to the year ended December 31, 2009, primarily due to an increase in retention levels on certain traditional life products and continued growth in universal life in-force business. Our maximum retention level for newly issued traditional life and universal life products is generally $2,000,000.

Net investment income

Net investment income in the segment increased $26.0 million, or 7.2%, for the year ended December 31, 2010, as compared to the year ended December 31, 2009. Increased retained universal life reserves led to increased investment income of $20.7 million for the year ended December 31, 2010, as compared to the year ended December 31, 2009. Decreases in average BOLI reserves and generally lower yields led to lower BOLI investment income of $4.0 million in the same periods. In addition, traditional life investment income increased $7.9 million between 2009 and 2010. Growth in retained reserves explained most of the traditional life increase.

Other income

Other income increased $14.2 million, or 17.6%, for the year ended December 31, 2010, as compared to the year ended December 31, 2009. The increase relates primarily to higher sales in the marketing companies and fees on variable universal life funds.

Benefits and settlement expenses

Benefits and settlement expenses increased by $139.4 million, or 17.8%, for the year ended December 31, 2010, as compared to the year ended December 31, 2009, due to growth in retained life insurance in-force, increased retention levels on certain newly written traditional life products, and higher credited interest on UL products resulting from increases in account values, partially offset by more favorable mortality. The estimated mortality impact to earnings related to traditional life products, for the year ended December 31, 2010, was favorable by $29.3 million and was approximately $20.7 million more favorable than the estimated mortality impact on earnings for the year ended December 31, 2009. Additionally, the annual prospective unlocking process increased this line by $33.6 million during the year ended December 31, 2010 as compared to the year ended December 31, 2009, primarily due to the impact of changes in lapse and mortality assumptions. Unlocking increased 2010 benefits and settlements expenses $29.4 million, as compared to a decrease of $4.2 million during 2009.

Amortization of DAC

DAC amortization decreased $52.8 million, or 36.6%, for the year ended December 31, 2010, as compared to the year ended December 31, 2009. The decrease was primarily driven by a $34.8 million impact related to more favorable annual prospective unlocking on universal life and BOLI amortization and lower traditional life sales, partially offset by growth in retained universal life insurance in-force as compared to 2009. The effect of the annual prospective unlocking was primarily driven by lower lapses and mortality experience and their impact on the unlocking process. Unlocking decreased 2010 amortization $32.1 million, as compared to increasing 2009 amortization by $2.7 million.

Other operating expenses

Other operating expenses increased $26.7 million for the year ended December 31, 2010, as compared to the year ended December 31, 2009. This increase reflects higher marketing company expenses associated with higher sales, higher general administrative insurance company expenses, a reduction in reinsurance allowances, and interest expense of $10.4 million associated with a letter of credit facility designed to fund traditional life statutory reserves.

Sales

Sales for the segment increased $8.8 million, or 5.4%, for the year ended December 31, 2010, as compared to the year ended December 31, 2009. Lower sales levels of traditional products were primarily the result of pricing increases implemented on certain of our products. Additionally, a new universal life product, which supplemented and will eventually substantially replace traditional life products for new sales, was introduced during 2010. Universal life sales increased $50.7 million, or 81.1%, for the year ended December 31, 2010, as compared to the year ended December 31, 2009, primarily due to our increased focus on the product line, including the introduction of new products.

Reinsurance

Currently, the Life Marketing segment reinsures significant amounts of its life insurance in-force. Pursuant to the underlying reinsurance contracts, reinsurers pay allowances to the segment as a percentage of both first year and renewal premiums. Reinsurance allowances represent the amount the reinsurer is willing to pay for reimbursement of acquisition costs incurred by the direct writer of the business. A portion of reinsurance allowances received is deferred as part of DAC and a portion is recognized immediately as a reduction of other operating expenses. As the non-deferred portion of allowances reduces operating expenses in the period received, these amounts represent a net increase to operating income during that period.

Reinsurance allowances do not affect the methodology used to amortize DAC or the period over which such DAC is amortized. However, they do affect the amounts recognized as DAC amortization. DAC on universal life-type, limited-payment long duration, and investment contracts business is amortized based on the estimated gross profits of the policies in-force. Reinsurance allowances are considered in the determination of estimated gross profits, and therefore, impact DAC amortization on these lines of business. Deferred reinsurance allowances on level term business as required by the ASC Financial Services-Insurance Topic are recorded as ceded DAC, which is amortized over estimated ceded premiums of the policies in-force. Thus, deferred reinsurance allowances on policies as required under the Financial Services-Insurance Topic may impact DAC amortization. A more detailed discussion of the components of reinsurance can be found in the Reinsurance section of Note 2, *Summary of Significant Accounting Policies* to our consolidated financial statements.

Impact of reinsurance

Reinsurance impacted the Life Marketing segment line items as shown in the following table:

Life Marketing Segment
Line Item Impact of Reinsurance

	For The Year Ended December 31,		
	2011	2010	2009
	(Dollars In Thousands)		
REVENUES			
Reinsurance ceded	$(846,762)	$ (839,512)	$ (911,703)
BENEFITS AND EXPENSES			
Benefits and settlement expenses	(757,225)	(825,951)	(932,903)
Amortization of deferred policy acquisition costs	(51,219)	(121,266)	(52,186)
Other operating expenses[1]	(142,905)	(142,700)	(141,282)
Total benefits and expenses	(951,349)	(1,089,917)	(1,126,371)
NET IMPACT OF REINSURANCE[2]	$ 104,587	$ 250,405	$ 214,668
Allowances received	$(180,787)	$ (198,374)	$ (239,874)
Less: Amount deferred	37,882	55,674	98,592
Allowances recognized (ceded other operating expenses)[1]	$(142,905)	$ (142,700)	$ (141,282)

(1) Other operating expenses ceded per the income statement are equal to reinsurance allowances recognized after capitalization.

(2) Assumes no investment income on reinsurance. Foregone investment income would substantially reduce the favorable impact of reinsurance. The Company estimates that the impact of foregone investment income would reduce the net impact of reinsurance by 90% to 160%.

The table above does not reflect the impact of reinsurance on our net investment income. By ceding business to the assuming companies, we forgo investment income on the reserves ceded. Conversely, the assuming companies will receive investment income on the reserves assumed, which will increase the assuming companies' profitability on the business we cede. The net investment income impact to us and the assuming companies has not been quantified. The impact of including foregone investment income would be to substantially reduce the favorable net impact of reinsurance reflected above. We estimate that the impact of foregone investment income would be to reduce the net impact of reinsurance presented in the table above by 90% to 160%. The Life Marketing segment's reinsurance programs do not materially impact the "other income" line of our income statement.

As shown above, reinsurance had a favorable impact on the Life Marketing segment's operating income for the periods presented above. The impact of reinsurance is largely due to our quota share coinsurance program in place prior to mid-2005. Under that program, generally 90% of the segment's traditional new business was ceded to reinsurers. Since mid-2005, a much smaller percentage of overall term business has been ceded due to a change in reinsurance strategy on traditional business. As a result of that change, the relative impact of reinsurance on the Life Marketing segment's overall results is expected to decrease over time. While the significance of reinsurance is expected to decline over time, the overall impact of reinsurance for a given period may fluctuate due to variations in mortality and unlocking of balances under the ASC Financial Services-Insurance Topic.

For The Year Ended December 31, 2011 as compared to The Year Ended December 31, 2010

The increase in ceded premiums for 2011 as compared to 2010 was caused primarily by higher ceded universal life premiums of $9.4 million. This more than offset lower ceded traditional life premiums of $3.2 million.

Ceded benefits and settlement expenses were lower for the year ended December 31, 2011, as compared to the year ended December 31, 2010, due to lower increases in ceded reserves partially offset by higher ceded claims. Traditional ceded benefits decreased $16.2 million for the year ended December 31, 2011, as compared to the year ended December 31, 2010, due to a lower increase in ceded reserves and lower ceded death benefits. Universal life ceded benefits decreased $52.4 million for the year ended December 31, 2011, as compared to the year ended December 31, 2010, due to a lower change in ceded reserves more than offsetting higher ceded claims. Ceded universal life claims were $20.9 million higher for the year ended December 31, 2011, as compared to the year ended December 31, 2010.

Ceded amortization of deferred policy acquisitions costs decreased for the year ended December 31, 2011, as compared to the year ended December 31, 2010, primarily due to the differences in unlocking between the two periods.

Total allowances recognized for the year ended December 31, 2011, increased slightly from the year ended December 31, 2010, as the impact of growth in universal life sales more than offset the impact of the continued reduction in our traditional life reinsurance allowances.

For The Year Ended December 31, 2010 as compared to The Year Ended December 31, 2009

The decrease in ceded premiums above for the year ended December 31, 2010, as compared to the year ended December 31, 2009, was caused primarily by lower ceded traditional life premiums and policy fees of $70.4 million.

Ceded benefits and settlement expenses were lower for the year ended December 31, 2010, as compared to the year ended December 31, 2009, due to lower increases in ceded reserves partially offset by higher ceded claims. Traditional ceded benefits decreased $65.7 million for the year ended December 31, 2010, as compared to the year ended December 31, 2009, due to a lower increase in ceded reserves partly offset by higher ceded death benefits. Universal life ceded benefits decreased $41.8 million for the year ended December 31, 2010, as compared to the year ended December 31, 2009, due to a lower change in ceded reserves more than offsetting higher ceded claims. Ceded universal life claims were $29.8 million higher for the year ended December 31, 2010, as compared to the year ended December 31, 2009.

Ceded amortization of deferred policy acquisitions costs increased for the year ended December 31, 2010, as compared to the year ended December 31, 2009, primarily due to the differences in unlocking between the two periods.

Total allowances recognized for the year ended December 31, 2010, increased from the year ended December 31, 2009, as the impact of growth in universal life sales more than offset the impact of the continued reduction in our traditional life reinsurance allowances.

Acquisitions

Segment results of operations

Segment results were as follows:

	For The Year Ended December 31,			Change	
	2011	2010	2009	2011	2010
	(Dollars In Thousands)				
REVENUES					
Gross premiums and policy fees	$ 834,499	$ 676,849	$ 724,488	23.3%	(6.6)%
Reinsurance ceded	(419,676)	(430,151)	(462,972)	(2.4)	(7.1)
Net premiums and policy fees	414,823	246,698	261,516	68.2	(5.7)
Net investment income	529,261	458,703	479,743	15.4	(4.4)
Other income	5,561	5,886	6,059	(5.5)	(2.9)
Total operating revenues	949,645	711,287	747,318	33.5	(4.8)
Realized gains (losses)—investments	167,107	116,044	281,963		
Realized gains (losses)—derivatives	(133,931)	(65,987)	(252,100)		
Total revenues	982,821	761,344	777,181		
BENEFITS AND EXPENSES					
Benefits and settlement expenses	662,293	512,433	532,992	29.2	(3.9)
Amortization of value of business acquired	74,167	62,152	65,798	19.3	(5.5)
Other operating expenses	55,792	25,559	14,768	n/m	73.1
Operating benefits and expenses	792,252	600,144	613,558	32.0	(2.2)
Amortization of VOBA related to realized gains (losses)—investments	874	2,258	(6,773)		
Total benefits and expenses	793,126	602,402	606,785	31.7	(0.7)
INCOME BEFORE INCOME TAX	189,695	158,942	170,396	19.3	(6.7)
Less: realized gains (losses)	33,176	50,057	29,863		
Less: related amortization of VOBA	(874)	(2,258)	6,773		
OPERATING INCOME	$ 157,393	$ 111,143	$ 133,760	41.6	(16.9)

The following table summarizes key data for the Acquisitions segment:

	For The Year Ended December 31,			Change	
	2011	2010	2009	2011	2010
	(Dollars In Thousands)				
Average Life Insurance In-Force(1)					
Traditional	$188,439,000	$186,005,583	$197,565,150	1.3%	(5.9)%
Universal life	30,670,689	27,033,770	28,305,677	13.5	(4.5)
	$219,109,689	$213,039,353	$225,870,827	2.8	(5.7)
Average Account Values					
Universal life	$ 3,304,966	$ 2,764,614	$ 2,826,982	19.5	(2.2)
Fixed annuity(2)	3,329,680(4)	3,378,176(4)	3,597,163(4)	(1.4)	(6.1)
Variable annuity	665,742	209,034	131,195	n/m	59.3
	$ 7,300,388	$ 6,351,824	$ 6,555,340	14.9	(3.1)
Interest Spread—UL & Fixed Annuities					
Net investment income yield(3)	5.86%	5.92%	5.95%		
Interest credited to policyholders	3.98	4.15	4.16		
Interest spread	1.88%	1.77%	1.79%		

(1) Amounts are not adjusted for reinsurance ceded.

(2) Includes general account balances held within variable annuity products and is net of coinsurance ceded.

(3) Includes available-for-sale and trading portfolios. Available-for-sale portfolio yields were 6.09%, 6.30%, and 6.32% for the year ended December 31, 2011, 2010, and 2009, respectively.

(4) Certain changes in methodology were made in the current year. Prior years have been adjusted to make amounts comparable to current year.

For The Year Ended December 31, 2011 as compared to The Year Ended December 31, 2010

Segment operating income

Operating income was $157.4 million for the year ended December 31, 2011, an increase of $46.3 million, or 41.6%, as compared to the year ended December 31, 2010, primarily due to the addition of the United Investors acquisition and the Liberty Life coinsurance transaction. The United Investors and Liberty Life transactions added $24.0 million and $35.1 million, respectively, to segment operating income. This was partly offset by less favorable mortality and the expected runoff in the older acquired blocks.

Operating revenues

Net premiums and policy fees increased $168.1 million, or 68.2%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010, primarily due the addition of the United Investors and Liberty Life blocks of business more than offsetting expected runoff related to other blocks of business. Net investment income increased $70.6 million, or 15.4%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010, due to the addition of the United Investors and Liberty Life blocks of business. This was offset by expected runoff related to other blocks of business.

Total benefits and expenses

Total benefits and expenses increased $190.7 million, or 31.7%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. The increase was due to the addition of the United Investors and Liberty Life blocks and was offset by the expected runoff of the in-force business.

For The Year Ended December 31, 2010 as compared to The Year Ended December 31, 2009

Segment operating income

Operating income was $111.1 million for the year ended December 31, 2010, a decrease of $22.6 million, or 16.9%, as compared to the year ended December 31, 2009, primarily due to the expected runoff in the blocks of business, higher operating expenses, and a planned one-time payment of $5.2 million in the fourth quarter of 2010 to complete insourcing the administration of a block of business.

Operating revenues

Net premiums and policy fees decreased $14.8 million, or 5.7%, for the year ended December 31, 2010, as compared to the year ended December 31, 2009, primarily due to runoff of the in-force business. Net investment income decreased $21.0 million, or 4.4%, for the year ended December 31, 2010, as compared to the year ended December 31, 2009, due to runoff of the segment's in-force business, resulting in a reduction of invested assets and lower investment income.

Total benefits and expenses

Total benefits and expenses decreased $4.4 million, or 0.7%, for the year ended December 31, 2010, as compared to the year ended December 31, 2009. The decrease related primarily to the expected runoff of the in-force business and fluctuations in mortality, partially offset by higher operating expenses and amortization of VOBA related to realized gains on investments. The variance in the amortization of VOBA related to realized gains (losses)—investments is due to the size of the gains or losses relative to the gross profits used to amortize VOBA in a given year.

Reinsurance

The Acquisitions segment currently reinsurers portions of both its life and annuity in-force. The cost of reinsurance to the segment is reflected in the chart shown below. A more detailed discussion of the components of reinsurance can be found in the Reinsurance section of Note 2, *Summary of Significant Accounting Policies* to our consolidated financial statements.

Impact of reinsurance

Reinsurance impacted the Acquisitions segment line items as shown in the following table:

Acquisitions Segment
Line Item Impact of Reinsurance

	For The Year Ended December 31,		
	2011	2010	2009
	(Dollars In Thousands)		
REVENUES			
Reinsurance ceded	$(419,676)	$(430,151)	$(462,972)
BENEFITS AND EXPENSES			
Benefits and settlement expenses	(383,439)	(368,647)	(391,493)
Amortization of deferred policy acquisition costs	(19,062)	(19,216)	(11,151)
Other operating expenses	(54,894)	(56,487)	(61,689)
Total benefits and expenses	(457,395)	(444,350)	(464,333)
NET IMPACT OF REINSURANCE(1)	$ 37,719	$ 14,199	$ 1,361

(1) Assumes no investment income on reinsurance. Foregone investment income would substantially reduce the favorable impact of reinsurance.

The segment's reinsurance programs do not materially impact the other income line of the income statement. In addition, net investment income generally has no direct impact on reinsurance cost. However, by ceding business to the assuming companies, we forgo investment income on the reserves ceded to the assuming companies. Conversely, the assuming companies will receive investment income on the reserves assumed which will increase the assuming companies' profitability on business assumed from the Company. For business ceded under modified coinsurance arrangements, the amount of investment income attributable to the assuming company is included as part of the overall change in policy reserves and, as such, is reflected in benefit and settlement expenses. The net investment income impact to us and the assuming companies has not been quantified as it is not fully reflected in our consolidated financial statements.

The net impact of reinsurance increased $23.5 million for the year ended December 31, 2011, as compared to the year ended December 31, 2010, primarily due to a decrease in ceded premiums and an increase in ceded benefits and settlement expenses primarily due to an increase in ceded death claims.

The net impact of reinsurance increased $12.8 million for the year ended December 31, 2010, as compared to the year ended December 31, 2009, as decreases in ceded premiums more than offset decreases in ceded benefits and expenses, primarily due to a significant decrease in ceded claims expense.

Annuities

Segment results of operations

Segment results were as follows:

	For The Year Ended December 31,			Change	
	2011	2010	2009	2011	2010
	(Dollars In Thousands)				
REVENUES					
Gross premiums and policy fees	$ 68,385	$ 42,786	$ 33,983	59.8%	25.9%
Reinsurance ceded	(66)	(136)	(152)	(51.5)	(10.5)
Net premiums and policy fees	68,319	42,650	33,831	60.2	26.1
Net investment income	507,230	482,264	440,097	5.2	9.6
Realized gains (losses)—derivatives	(5,823)	(63,445)	22,620	(90.8)	n/m
Other income	55,160	30,592	17,596	80.3	73.9
Total operating revenues	624,886	492,061	514,144	27.0	(4.3)
Realized gains (losses)—investments	9,461	10,175	(5,288)		
Total revenues	634,347	502,236	508,856	26.3	(1.3)
BENEFITS AND EXPENSES					
Benefits and settlement expenses	390,553	407,455	350,850	(4.1)	16.1
Amortization of deferred policy acquisition costs and value of business acquired	69,429	(6,065)	79,688	n/m	n/m
Other operating expenses	54,178	36,770	26,294	47.3	39.8
Operating benefits and expenses	514,160	438,160	456,832	17.3	(4.1)
Amortization related to benefits and settlement expenses	235	—	—		
Amortization of DAC related to realized gains (losses)—investments	1,631	2,883	2,240		
Total benefits and expenses	516,026	441,043	459,072	17.0	(3.9)
INCOME BEFORE INCOME TAX	118,321	61,193	49,784	93.4	22.9
Less: realized gains (losses)	9,461	10,175	(5,288)		
Less: amortization related to benefits and settlement expenses	(235)	—	—		
Less: related amortization of DAC	(1,631)	(2,883)	(1,570)		
OPERATING INCOME	$110,726	$ 53,901	$ 56,642	n/m	(4.8)

The following table summarizes key data for the Annuities segment:

	For The Year Ended December 31, 2011	2010	2009	Change 2011	Change 2010
	(Dollars In Thousands)				
Sales					
Fixed annuity	$ 1,032,582	$ 930,294	$1,225,211	11.0%	(24.1)%
Variable annuity	2,348,599	1,714,753	796,245	37.0	n/m
	$ 3,381,181	$ 2,645,047	$2,021,456	27.8	30.8
Average Account Values					
Fixed annuity[1]	$ 8,538,007	$ 7,920,539	$7,073,464	7.8	12.0
Variable annuity	5,397,720	3,409,506	2,190,564	58.3	55.6
	$13,935,727	$11,330,045	$9,264,028	23.0	22.3
Interest Spread—Fixed Annuities[2]					
Net investment income yield	5.93%	6.04%	6.18%		
Interest credited to policyholders	4.33	4.55	4.79		
Interest spread	1.60%	1.49%	1.39%		

	For The Year Ended December 31, 2011	2010	2009	Change 2011	Change 2010
	(Dollars In Thousands)				
Realized gains (losses) related to variable annuity contracts					
Interest rate futures—VA	$ 164,221	$(11,778)	$ —	$ 175,999	$(11,778)
Equity futures—VA	(30,061)	(42,258)	—	12,197	(42,258)
Currency futures—VA	2,977	—	—	2,977	—
Volatility swaps—VA	(239)	(2,433)	—	2,194	(2,433)
Equity options—VA	(15,051)	(1,824)	—	(13,227)	(1,824)
Interest rate swaps—VA	7,718	—	—	7,718	—
Credit default swaps—VA	(7,851)	—	—	(7,851)	—
Embedded derivative—GMWB	(127,537)	(5,728)	19,722	(121,809)	(25,450)
Total realized gains (losses) related to variable annuity contracts	$ (5,823)	$(64,021)	$19,722	$ 58,198	$(83,743)

	As of December 31, 2011	2010	Change 2011
	(Dollars In Thousands)		
GMDB—Net amount at risk[3]	$ 317,671	$ 221,907	43.2%
GMDB Reserves	9,498	6,107	55.5
GMWB and GMAB Reserves	146,954	19,611	n/m
Account value subject to GMWB rider	4,406,041	2,686,125	64.0
S&P 500® Index	1,258	1,258	0.0

(1) Includes general account balances held within variable annuity products.
(2) Interest spread on average general account values.
(3) Guaranteed death benefits in excess of contract holder account balance.

For The Year Ended December 31, 2011 as compared to The Year Ended December 31, 2010

Segment operating income

Segment operating income was $110.7 million for the year ended December 31, 2011, as compared to $53.9 million for the year ended December 31, 2010, an increase of $56.8 million. This variance included a favorable change of $32.7 million related to derivatives associated with certain VA benefits and a favorable change of $6.9 million in SPIA mortality results. The remainder of the increase is attributable to higher VA fees, higher spreads, and growth in the SPDA line, partially offset by increased DAC amortization, higher other operating expenses, and unfavorable changes in unlocking.

Operating revenues

Segment operating revenues increased $132.8 million, or 27.0%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010, primarily due to a favorable impact of $58.2 million related to guaranteed benefits of certain VA contracts. There were also increases in net investment income, policy fees, and other income. Average fixed account balances grew 7.8% and average variable account balances grew 58.3% for the year ended December 31, 2011, as compared to the year ended December 31, 2010, resulting in higher investment income, policy fees, and other income.

Benefits and settlement expenses

Benefits and settlement expenses decreased $16.9 million, or 4.1%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. This decrease was primarily the result of a favorable change of $9.0 million in unearned premium amortization and bonus interest amortization related to guaranteed benefits of certain VA contracts. There was also a $6.9 million favorable change in SPIA mortality results and a $2.5 million favorable change in VA guaranteed benefit reserves. These favorable changes were partially offset by a $1.2 million unfavorable change in the EIA fair value adjustments, higher credited interest, and higher bonus interest amortization. Favorable unlocking of $3.6 million was recorded in the year ended December 31, 2011, as compared to $6.0 million during the year ended December 31, 2010.

Amortization of DAC

The increase in DAC amortization for the year ended December 31, 2011, as compared to the year ended December 31, 2010, was primarily related to an increase of $46.4 million in DAC amortization related to guaranteed benefits of certain VA contracts. There was also unfavorable DAC unlocking of $15.0 million for the year ended December 31, 2011, as compared to unfavorable unlocking of $0.4 million for the year ended December 31, 2010.

Sales

Total sales increased $736.1 million, or 27.8%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. Sales of variable annuities increased $633.8 million, or 37.0% for the year ended December 31, 2011, as compared to the year ended December 31, 2010, primarily due to product positioning and more focus on the VA line of business. Sales of fixed annuities increased by $102.3 million, or 11.0% for the year ended December 31, 2011, as compared to the year ended December 31, 2010, driven by an increase in SPDA sales.

For The Year Ended December 31, 2010 as compared to The Year Ended December 31, 2009

Segment operating income

Segment operating income was $53.9 million for the year ended December 31, 2010, as compared to $56.6 million for the year ended December 31, 2009, a decrease of $2.7 million. This change included an unfavorable $42.5 million variance related to fair value changes, of which $3.0 million was related to the EIA product and $39.5 million was related to derivatives associated with certain VA benefits caused primarily by changes in equity markets and lower interest rates. The remaining favorable $45.2 million variance in operating income was partly driven by a $19.3 million unlocking charge recorded within the VA line during the year ended December 31, 2009. Other items accounted for the remainder of the variance, including a $7.0 million reduction in death benefit payments on the VA line, a $9.6 million increase in earnings related to wider spreads and average account value growth of 47.6% in the SPDA line, and a $4.4 million increase in EIA earnings excluding fair value.

Operating revenues

Segment operating revenues decreased $22.1 million, or 4.3%, for the year ended December 31, 2010, as compared to the year ended December 31, 2009, primarily due to unfavorable fair value changes on derivatives associated with certain VA benefits and the EIA product of $39.5 million and $7.6 million, respectively. These losses were partially offset by increases in net investment income, policy fees, and other income. Average fixed account balances grew 12.0% and average variable account balances grew 55.6% for the year ended December 31, 2010, as compared to the year ended December 31, 2009, resulting in higher investment income, policy fees, and other income.

Benefits and settlement expenses

Benefits and settlement expenses increased $56.6 million, or 16.1%, for the year ended December 31, 2010, as compared to the year ended December 31, 2009. This increase was primarily the result of higher credited interest, an unfavorable change in unearned premium reserve amortization, and an unfavorable change in unlocking. The change in unearned premium amortization was primarily a result of fair value changes associated with the VA GMWB rider, a change of $21.6 million. Offsetting these increases was a favorable change of $4.6 million related to EIA fair value adjustments. Favorable unlocking of $6.0 million was recorded in the year ended December 31, 2010, as compared to $8.5 million during the year ended December 31, 2009.

Amortization of DAC

The decrease in DAC amortization for the year ended December 31, 2010, as compared to the year ended December 31, 2009, was primarily due to fair value changes on the VA GMWB rider. Fair value changes on the VA GMWB rider caused a decrease in amortization of $73.4 million. There was also a favorable variance in DAC unlocking of $5.2 million for the year ended December 31, 2010, as compared to unfavorable unlocking of $5.6 million for the year ended December 31, 2009.

Sales

Total sales increased $623.6 million, or 30.8%, for the year ended December 31, 2010, as compared to the year ended December 31, 2009. Sales of variable annuities increased $918.5 million for the year ended December 31, 2010, as compared to the year ended December 31, 2009, primarily due to a more competitive product and more focus on the VA line of business. Sales of fixed annuities decreased $294.9 million, or 24.1%, for the year ended December 31, 2010, as compared to the year ended December 31, 2009. The decrease in fixed annuity sales was driven by reduced sales in all the fixed annuity product lines and was primarily attributable to a lower interest rate environment. MVA sales decreased $256.5 million for the year ended December 31, 2010, as compared to the year ended December 31, 2009. SPDA sales decreased by $23.3 million for the year ended December 31, 2010, as compared to the year ended December 31, 2009.

Stable Value Products

Segment results of operations

Segment results were as follows:

	For The Year Ended December 31,			Change	
	2011	2010	2009	2011	2010
	(Dollars In Thousands)				
REVENUES					
Net investment income	$145,150	$171,327	$221,688	(15.3)%	(22.7)%
Other income	(1)	—	1,866	n/m	(100.0)
Total operating revenues	145,149	171,327	223,554	(15.3)	(23.4)
Realized gains (losses)	24,966	(3,444)	(2,696)	n/m	27.7
Total revenues	170,115	167,883	220,858	1.3	(24.0)
BENEFITS AND EXPENSES					
Benefits and settlement expenses	81,256	123,365	154,555	(34.1)	(20.2)
Amortization of deferred policy acquisition costs	4,556	5,430	3,471	(16.1)	56.4
Other operating expenses	2,557	3,325	3,565	(23.1)	(6.7)
Total benefits and expenses	88,369	132,120	161,591	(33.1)	(18.2)
INCOME BEFORE INCOME TAX	81,746	35,763	59,267	n/m	(39.7)
Less: realized gains (losses)	24,966	(3,444)	(2,696)		
OPERATING INCOME	$ 56,780	$ 39,207	$ 61,963	44.8	(36.7)

The following table summarizes key data for the Stable Value Products segment:

	For The Year Ended December 31,			Change	
	2011	2010	2009	2011	2010
	(Dollars In Thousands)				
Sales					
GIC	$ 498,695	$ 132,612	$ —	n/m%	n/m%
GFA—Direct Institutional	300,000	625,000	—	(52.0)	n/m
	$ 798,695	$ 757,612	$ —	5.4	n/m
Average Account Values	$2,685,194	$3,329,510	$4,091,199	(19.4)%	(18.6)%
Ending Account Values	$2,769,510	$3,076,233	$3,581,150	(10.0)%	(14.1)%
Operating Spread					
Net investment income yield	5.43%	5.13%	5.41%		
Interest credited	3.03	3.69	3.77		
Operating expenses	0.26	0.27	0.17		
Operating spread	2.14%	1.17%	1.47%(1)		
Adjusted operating spread(2)	1.80%	1.11%	1.34%		

(1) Excludes one-time funding agreement retirement gains.

(2) Excludes participating mortgage loan income and bank loan fee income.

For The Year Ended December 31, 2011 as compared to The Year Ended December 31, 2010

Segment operating income

Operating income was $56.8 million and increased $17.6 million, or 44.8%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. The increase in operating earnings resulted from higher operating spreads and lower expenses offset by a decline in average account values. We also called certain retail notes, which has accelerated DAC amortization of $3.4 million on those called contracts for the year ended December 31, 2011 as compared to $2.7 million for the year ended December 31, 2010. The operating spread increased 97 basis points to 214 basis points for the year ended December 31, 2011, as compared to an operating spread of 117 basis points for the year ended December 31, 2010.

Sales

Total sales were $798.7 million for the year ended December 31, 2011.

For The Year Ended December 31, 2010 as compared to The Year Ended December 31, 2009

Segment operating income

Operating income was $39.2 million and decreased $22.8 million, or 36.7%, for the year ended December 31, 2010, as compared to the year ended December 31, 2009. The decrease in operating earnings resulted from a decline in average account values and lower operating spreads. In addition, no income was generated from the early retirement of funding agreements backing medium-term notes for the year ended December 31, 2010, as compared with $1.9 million for the year ended December 31, 2009. We also called certain retail notes, which has accelerated DAC amortization of $2.7 million on those called contracts. The operating spread decreased 30 basis points to 117 basis points for the year ended December 31, 2010, as compared to an operating spread of 147 basis points for the year ended December 31, 2009.

Sales

Total sales were $757.6 million for the year ended December 31, 2010.

Asset Protection

Segment results of operations

Segment results were as follows:

	For The Year Ended December 31, 2011	2010	2009	Change 2011	2010
	(Dollars In Thousands)				
REVENUES					
Gross premiums and policy fees	$ 284,206	$ 305,831	$ 339,516	(7.1)%	(9.9)%
Reinsurance ceded	(128,063)	(138,539)	(152,222)	(7.6)	(9.0)
Net premiums and policy fees	156,143	167,292	187,294	(6.7)	(10.7)
Net investment income	26,501	28,820	33,157	(8.0)	(13.1)
Other income	94,627	71,014	56,552	33.3	25.6
Total operating revenues	277,271	267,126	277,003	3.8	(3.6)
BENEFITS AND EXPENSES					
Benefits and settlement expenses	99,510	99,836	127,314	(0.3)	(21.6)
Amortization of deferred policy acquisition costs	41,728	50,007	55,120	(16.6)	(9.3)
Other operating expenses	111,126	87,822	71,340	26.5	23.1
Total benefits and expenses	252,364	237,665	253,774	6.2	(6.3)
INCOME BEFORE INCOME TAX	24,907	29,461	23,229	(15.5)	26.8
Less: noncontrolling interests	245	(436)	—	n/m	n/m
OPERATING INCOME	$ 24,662	$ 29,897	$ 23,229	(17.5)	28.7

The following table summarizes key data for the Asset Protection segment:

	For The Year Ended December 31, 2011	2010	2009	Change 2011	2010
	(Dollars In Thousands)				
Sales					
Credit insurance	$ 35,767	$ 36,219	$ 35,379	(1.2)%	2.4%
Service contracts	306,973	251,986	226,794	21.8	11.1
Other products	72,908	54,489	42,831	33.8	27.2
	$415,648	$342,694	$305,004	21.3	12.4
Loss Ratios[(1)]					
Credit insurance	33.8%	37.4%	33.3%		
Service contracts	88.4	87.5	82.8		
Other products	19.6	6.3	52.9		

(1) Incurred claims as a percentage of earned premiums

For The Year Ended December 31, 2011 as compared to The Year Ended December 31, 2010

Segment operating income

Operating income was $24.7 million, representing a decrease of $5.2 million, or 17.5%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. Service contract earnings decreased $5.5 million, or 31.4%, primarily related to higher commissions and reduced investment income due to lower balances and yields. Earnings from other products, including the GAP product and non-core lines, decreased $3.2 million, or 21.6%, primarily due to a $7.8 million excess reserve release in the first quarter of 2010 related to the runoff Lender's Indemnity line of business. Credit insurance earnings increased $3.5 million primarily due to lower loss ratios and lower expenses.

Net premiums and policy fees

Net premiums and policy fees decreased $11.1 million, or 6.7%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. Service contract premiums decreased $5.6 million, or 5.5%. Within the other product lines, primarily GAP, net premiums decreased $3.2 million, or 7.1%. Credit insurance premiums decreased $2.3 million, or 11.2%. The decrease in all lines was primarily the result of decreasing sales in prior years and the related impact on earned premiums.

Other income

Other income increased $23.6 million, or 33.3%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010, primarily due to an increase in 2011 sales reflecting improvement in the U.S. automobile market and increased market share.

Benefits and settlement expenses

Benefits and settlement expenses decreased $0.3 million, or 0.3%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. Service contract claims decreased $4.1 million, or 4.6% and credit insurance claims decreased $1.5 million, or 19.6%, as compared to the year ended December 31, 2010. Other products claims increased $5.3 million, primarily due to a $7.8 million excess reserve release related to the final settlement in the runoff Lender's Indemnity line of business that was recorded in the first quarter of 2010, partially offset by a $2.0 million decrease in the GAP product line due to improved loss ratios.

Amortization of DAC and Other operating expenses

Amortization of DAC was $8.3 million, or 16.6%, lower for the year ended December 31, 2011, as compared to the year ended December 31, 2010, primarily due to lower earned premiums in the GAP product line and reduced amortization in the credit insurance product line. Other operating expenses increased $23.3 million, or 26.5%, for the year ended December 31, 2011, primarily due to higher commission expense resulting from an increase in sales.

Sales

Total segment sales increased $73.0 million, or 21.3%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. Increases in the service contract and GAP lines are attributable to the improvement in auto sales over the prior year and increased market share. Sales in other products increased $18.4 million, or 33.8% primarily in the GAP product line. Service contract sales increased $55.0 million, or 21.8%. Credit insurance sales decreased $0.5 million, or 1.2%, as compared to the prior year.

For The Year Ended December 31, 2010 as compared to The Year Ended December 31, 2009

Segment operating income

Operating income was $29.9 million, representing an increase of $6.7 million, or 28.7%, for the year ended December 31, 2010, as compared to the year ended December 31, 2009. Credit insurance earnings decreased $4.4 million as compared to the prior year, primarily due to lower investment income, unfavorable loss experience, and a $0.9 million litigation settlement expense. Service contract earnings decreased $0.8 million, or 4.4%, as compared to the prior year end. Earnings from the GAP product increased $5.1 million for the year ended December 31, 2010, as compared to the prior year end. Also, 2010 includes a $7.8 million excess reserve release in the first quarter of 2010 related to the runoff Lender's Indemnity line of business. Favorable loss experience in the GAP product line also contributed to the increase.

Net premiums and policy fees

Net premiums and policy fees decreased $20.0 million, or 10.7%, for the year ended December 31, 2010, as compared to the year ended December 31, 2009. Credit insurance premiums decreased $3.7 million, or 15.2%, as compared to the prior year end. Service contract premiums decreased $8.4 million, or 7.6%, as compared to the prior year end. Within the other product lines, net premiums decreased $7.9 million, or 15.1%, as compared to the prior year end. The decrease in all lines was mainly the result of decreasing sales in prior years and the related impact on earned premiums.

Other income

Other income increased $14.5 million, or 25.6%, for the year ended December 31, 2010, as compared to the year ended December 31, 2009, primarily due to the impact of taking over the administration of a block of service contract business in the fourth quarter of 2009 and an increase in sales in 2010 due to improvement in the U.S. auto market.

Benefits and settlement expenses

Benefits and settlement expenses decreased $27.5 million, or 21.6%, for the year ended December 31, 2010, as compared to the year ended December 31, 2009. Credit insurance claims decreased $0.4 million, or 4.8%, for the year ended December 31, 2010, as compared to the prior year. Service contract claims decreased $2.2 million, or 2.4%. Other products claims decreased $24.9 million, or 90.0%, for the year ended December 31, 2010, as compared to the year ended December 31, 2009. The decrease included a $7.8 million decrease in reserves related to the final settlement in the runoff Lender's Indemnity line of business. In addition, the first quarter of 2009 included a $6.3 million increase in the runoff Lender's indemnity product line's loss reserve related to the commutation of a reinsurance agreement which was offset by a reduction in other expenses. A reduction in claims in the GAP product line contributed $11.4 million to the decrease, mainly as resulting from improved loss ratios.

Amortization of DAC and Other operating expenses

Amortization of DAC was $5.1 million, or 9.3%, lower for the year ended December 31, 2010, as compared to the year ended December 31, 2009, primarily due to lower earned premiums in the GAP product line. Other operating expenses increased $16.5 million, or 23.1%, for the year ended December 31, 2010, partially due to a $6.3 million bad debt recovery in the runoff Lender's Indemnity product line in the first quarter of 2009 due to the commutation of a reinsurance agreement, which was offset by an increase in benefits and settlement expenses. Higher commission expense resulting from an increase in sales and higher retrospective commissions resulting from lower loss ratios in certain service product lines also contributed to the increase.

Sales

Total segment sales increased $37.7 million, or 12.4%, for the year ended December 31, 2010, as compared to the year ended December 31, 2009. Credit insurance sales increased $0.8 million, or 2.4%, as compared to the prior year. Service contract sales increased $25.2 million, or 11.1%, as compared to the prior year. Sales in other products increased $11.7 million, or 27.2% primarily in the GAP product line.

Increases in the service contract and GAP lines are partly attributable to the improvement in auto sales over the prior year.

Reinsurance

The majority of the Asset Protection segment's reinsurance activity relates to the cession of single premium credit life and credit accident and health insurance, credit property, vehicle service contracts, and guaranteed asset protection insurance to producer affiliated reinsurance companies ("PARCs"). These arrangements are coinsurance contracts ceding the business on a first dollar quota share basis at levels ranging from 50% to 100% to limit our exposure and allow the PARCs to share in the underwriting income of the product. Reinsurance contracts do not relieve us from our obligations to our policyholders. A more detailed discussion of the components of reinsurance can be found in the Reinsurance section of Note 2, *Summary of Significant Accounting Policies* to our consolidated financial statements.

Reinsurance impacted the Asset Protection segment line items as shown in the following table:

Asset Protection Segment
Line Item Impact of Reinsurance

	For The Year Ended December 31,		
	2011	2010	2009
	(Dollars In Thousands)		
REVENUES			
Reinsurance ceded	$(128,063)	$(138,539)	$(152,222)
BENEFITS AND EXPENSES			
Benefits and settlement expenses	(60,776)	(72,787)	(83,780)
Amortization of deferred policy acquisition costs	(9,139)	(11,487)	(18,737)
Other operating expenses	(6,779)	(5,373)	(11,713)
Total benefits and expenses	(76,694)	(89,647)	(114,230)
NET IMPACT OF REINSURANCE[1]	$ (51,369)	$ (48,892)	$ (37,992)

(1) Assumes no investment income on reinsurance. Foregone investment income would substantially change the impact of reinsurance.

For The Year Ended December 31, 2011 as compared to The Year Ended December 31, 2010

Reinsurance premiums ceded decreased $10.5 million, or 7.6%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. The decrease was primarily due to a decline in ceded dealer credit insurance premiums and service contract premiums due to lower sales in prior years.

Benefits and settlement expenses ceded decreased $12.0 million, or 16.5%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010. The decrease was primarily due to lower losses in the service contract and dealer credit lines.

Amortization of DAC ceded decreased $2.3 million, or 20.4%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010, primarily as the result of decreases in ceded activity in the dealer credit product line. Other operating expenses ceded increased $1.4 million, or 26.2%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010, primarily as a result of increases in the service contract line.

Net investment income has no direct impact on reinsurance cost. However, by ceding business to the assuming companies, we forgo investment income on the reserves ceded. Conversely, the assuming companies will receive investment income on the reserves assumed which will increase the assuming companies' profitability on business we cede. The net investment income impact to us and the assuming companies has not been quantified as it is not reflected in our consolidated financial statements.

For The Year Ended December 31, 2010 as compared to The Year Ended December 31, 2009

Reinsurance premiums ceded decreased $13.7 million, or 9.0%, for the year ended December 31, 2010, as compared to the year ended December 31, 2009. The decrease was primarily due to a decline in ceded dealer credit insurance premiums and GAP premiums due to lower sales in prior years.

Benefits and settlement expenses ceded decreased $11.0 million, or 13.1%, for the year ended December 31, 2010, as compared to the year ended December 31, 2009. The decrease was primarily due to lower losses in the service contract and GAP lines.

Amortization of DAC ceded decreased $7.3 million, or 38.7%, for the year ended December 31, 2010, as compared to the year ended December 31, 2009, primarily as the result of decreases in ceded activity in the dealer credit and GAP product lines. Other operating expenses ceded decreased $6.3 million, or 54.1%, for the year ended December 31, 2010, as compared to the year ended December 31, 2009. The fluctuation was primarily attributable to $6.3 million bad debt recovery in the runoff Lender's Indemnity product line as a result of the commutation of a reinsurance agreement in the first quarter of 2009.

Net investment income has no direct impact on reinsurance cost. However, by ceding business to the assuming companies, we forgo investment income on the reserves ceded. Conversely, the assuming companies will receive investment income on the reserves assumed which will increase the assuming companies' profitability on business we cede. The net investment income impact to us and the assuming companies has not been quantified as it is not reflected in our consolidated financial statements.

Corporate and Other

Segment results of operations

Segment results were as follows:

	For The Year Ended December 31,			Change	
	2011	2010	2009	2011	2010
	(Dollars In Thousands)				
REVENUES					
Gross premiums and policy fees	$ 21,469	$ 24,164	$ 26,568	(11.2)%	(9.0)%
Reinsurance ceded	(108)	(2)	(4)	n/m	(50.0)
Net premiums and policy fees	21,361	24,162	26,564	(11.6)	(9.0)
Net investment income	166,326	154,501	128,243	7.7	20.5
Realized gains (losses)—derivatives	—	168	3,401		
Other income	42,158	19,847	135,228	n/m	(85.3)
Total operating revenues	229,845	198,678	293,436	15.7	(32.3)
Realized gains (losses)—investments	(14,420)	(9,802)	(152,260)		
Realized gains (losses)—derivatives	(15,138)	(9,102)	46,556		
Total revenues	200,287	179,774	187,732	11.4	(4.2)
BENEFITS AND EXPENSES					
Benefits and settlement expenses	21,528	24,575	29,896	(12.4)	(17.8)
Amortization of deferred policy acquisition costs	2,654	1,694	1,900	56.7	(10.8)
Other operating expenses	199,896	197,471	179,660	1.2	9.9
Total benefits and expenses	224,078	223,740	211,456	0.2	5.8
INCOME (LOSS) BEFORE INCOME TAX	(23,791)	(43,966)	(23,724)	(45.9)	85.3
Less: realized gains (losses)—investments	(14,420)	(9,802)	(152,260)		
Less: realized gains (losses)—derivatives	(15,138)	(9,102)	46,556		
Less: noncontrolling interests	—	(9)	—		
OPERATING INCOME (LOSS)	$ 5,767	$(25,053)	$ 81,980	n/m	n/m

For The Year Ended December 31, 2011 as compared to The Year Ended December 31, 2010

Segment operating income (loss)

Corporate and Other segment operating income was $5.8 million for the year ended December 31, 2011, as compared to an operating loss of $25.1 million for the year ended December 31, 2010. The increase was primarily due to a $21.1 million favorable variance related to gains on the repurchase of non-recourse funding obligations. For the year ended December 31, 2011, $40.1 million of pre-tax gains were generated by repurchases as compared to $19.0 million of pre-tax gains generated during the year ended December 31, 2010. In addition, during 2011, we recorded $8.5 million of pre-tax earnings in the segment relating to the settlement of a dispute with respect to certain investments.

Operating revenues

Net investment income for the segment increased $11.8 million, or 7.7%, for the year ended December 31, 2011, as compared to the year ended December 31, 2010, and net premiums and policy fees decreased $2.8 million, or 11.6%. The increase in net investment income was primarily the result of $8.5 million of pre-tax earnings relating to the settlement of a dispute with respect to certain investments and growth in core investment income. Partially offsetting this variance was a decrease of $12.4 million related to a portfolio of securities designated for trading compared to the year ended December 31, 2010.

Other income increased $22.3 million for the year ended December 31, 2011 as compared to the year ended December 31, 2010, primarily due to a $21.1 million favorable variance related to gains generated on the repurchase of non-recourse funding obligations.

Total benefits and expenses

Total benefits and expenses increased $0.3 million for the year ended December 31, 2011, as compared to the year ended December 31, 2010, primarily due to an increase in other operating expenses partially offset by a decrease in interest expense.

For The Year Ended December 31, 2010 as compared to The Year Ended December 31, 2009

Segment operating income (loss)

Corporate and Other segment operating loss was $25.1 million for the year ended December 31, 2010, as compared to income of $82.0 million for the year ended December 31, 2009. The variance was primarily due to a decrease in other income from a $126.3 million pre-tax gain on the repurchase of surplus notes, net of deferred issue costs that occurred in 2009, which was partially offset by a $19.0 million pre-tax gain on the repurchase of non-recourse funding obligations that was recognized during the year ended December 31, 2010. The segment experienced a negative variance related to mark-to-market adjustments on a portfolio of securities designated for trading. The trading portfolio accounted for a decrease of $36.5 million as compared to the prior year. Partially offsetting the decrease was growth in the segment's investment income due to deploying liquidity and yield improvements.

Operating revenues

Net investment income for the segment increased $26.3 million, or 20.5%, for the year ended December 31, 2010, as compared to the year ended December 31, 2009, and net premiums and policy fees decreased $2.4 million, or 9.0%. The increase in net investment income was primarily the result of deploying liquidity and yield improvements, partially offset by a decrease related to mark-to-market adjustments on a portfolio of securities designated for trading. Other income decreased due to a $126.3 million pre-tax gain that was recognized during the year ended 2009 on the repurchase of surplus notes, as compared to a $19.0 million pre-tax gain that was recognized on the repurchase of non-recourse funding obligations during the year ended 2010.

Total benefits and expenses

Total benefits and expenses increased $12.3 million, or 5.8%, for the year ended December 31, 2010, as compared to the year ended December 31, 2009, primarily due to an increase in interest expense of $28.6 million, offset by a decrease in policy benefits on non-core lines of business.

CONSOLIDATED INVESTMENTS

Certain reclassifications have been made in the previously reported financial statements and accompanying tables to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income, shareowners' equity, or the totals reflected in the accompanying tables.

Portfolio Description

As of December 31, 2011, our investment portfolio was approximately $34.9 billion. The types of assets in which we may invest are influenced by various state insurance laws which prescribe qualified investment assets. Within the parameters of these laws, we invest in assets giving consideration to such factors as liquidity and capital needs, investment quality, investment return, matching of assets and liabilities, and the overall composition of the investment portfolio by asset type and credit exposure.

The following table presents the reported values of our invested assets:

	As of December 31,			
	2011		2010	
	(Dollars In Thousands)			
Publicly issued bonds (amortized cost: 2011—$21,195,517; 2010—$19,763,441)	$22,850,645	65.4%	$20,343,813	64.8%
Privately issued bonds (amortized cost: 2011—$4,942,443; 2010—$4,239,452)	5,132,801	14.7	4,333,126	13.8
Fixed maturities	27,983,446	80.1	24,676,939	78.6
Equity securities (cost: 2011—$345,874; 2010—$349,605)	335,232	1.0	359,412	1.1
Mortgage loans	5,353,481	15.3	4,892,829	15.6
Investment real estate	29,899	0.1	25,340	0.1
Policy loans	879,819	2.5	793,448	2.5
Other long-term investments	257,714	0.7	276,337	0.9
Short-term investments	101,489	0.3	352,824	1.2
Total investments	$34,941,080	100.0%	$31,377,129	100.0%

Included in the preceding table are $3.0 billion and $3.0 billion of fixed maturities and $85.8 million and $114.3 million of short-term investments classified as trading securities as of December 31, 2011 and 2010, respectively. The trading portfolio includes invested assets of $2.9 billion as of December 31, 2011 and 2010, respectively, held pursuant to modified coinsurance ("Modco") arrangements under which the economic risks and benefits of the investments are passed to third party reinsurers.

Fixed Maturity Investments

As of December 31, 2011, our fixed maturity investment holdings were approximately $28.0 billion. The approximate percentage distribution of our fixed maturity investments by quality rating is as follows:

Rating	As of December 31, 2011	As of December 31, 2010
AAA	16.5%	17.2%
AA	8.0	6.3
A	27.5	21.3
BBB	41.0	44.5
Below investment grade	7.0	10.7
	100.0%	100.0%

We use various Nationally Recognized Statistical Rating Organizations' ("NRSRO") ratings when classifying securities by quality ratings. When the various NRSRO ratings are not consistent for a security, we use the second-highest convention in assigning the rating. When there are no such published ratings, we assign a rating based on the statutory accounting rating system.

During the year ended December 31, 2011 and 2010, we did not actively purchase securities below the BBB level.

We do not have material exposure to financial guarantee insurance companies with respect to our investment portfolio. As of December 31, 2011, based upon amortized cost, $53.9 million of our securities were guaranteed either directly or indirectly by third parties out of a total of $26.1 billion fixed maturity securities held by us (0.2% of total fixed maturity securities).

Changes in fair value for our available-for-sale portfolio, net of related DAC and VOBA, are charged or credited directly to shareowners' equity, net of tax. Declines in fair value that are other-than-temporary are recorded as realized losses in the consolidated statements of income, net of any applicable non-credit component of the loss, which is recorded as an adjustment to other comprehensive income (loss).

The distribution of our fixed maturity investments by type is as follows:

Type	As of December 31, 2011	As of December 31, 2010
	(Dollars In Millions)	
Corporate bonds	$20,148.4	$17,433.7
Residential mortgage-backed securities	2,656.1	2,915.1
Commercial mortgage-backed securities	741.8	312.6
Other asset-backed securities	971.0	991.7
U.S. government-related securities	1,771.5	1,557.5
Other government-related securities	137.9	327.8
States, municipals, and political subdivisions	1,556.8	1,138.5
Total fixed income portfolio	$27,983.5	$24,676.9

Within our fixed maturity investments, we maintain portfolios classified as "available-for-sale" and "trading". We purchase our investments with the intent to hold to maturity by purchasing investments that match future cash flow needs. However, we may sell any of our investments to maintain proper matching of assets and liabilities. Accordingly, we classified $25.0 billion, or 89.4%, of our fixed maturities as "available-for-sale" as of December 31, 2011. These securities are carried at fair value on our consolidated balance sheets.

Trading securities are carried at fair value and changes in fair value are recorded on the income statement as they occur. Our trading portfolio accounts for $3.0 billion, or 10.6%, of our fixed maturities as of December 31, 2011. Fixed maturities with a fair value of $2.9 billion and short-term investments with a fair value of $85.8 million in the trading portfolio, including gains and losses from sales, are passed to the reinsurers through the contractual terms of the reinsurance arrangements. Partially offsetting these amounts are corresponding changes in the fair value of the embedded derivative associated with the underlying reinsurance arrangement. The total Modco trading portfolio fixed maturities by rating is as follows:

	As of December 31,	
Rating	**2011**	**2010**
	(Dollars In Thousands)	
AAA	$ 845,498	$ 824,553
AA	267,450	276,936
A	702,889	576,821
BBB	909,296	932,172
Below investment grade	211,672	246,062
Total Modco trading fixed maturities	$2,936,805	$2,856,544

A portion of our bond portfolio is invested in residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), and other asset-backed securities (collectively referred to as asset-backed securities or "ABS"). ABS are securities that are backed by a pool of assets from the investee. These holdings as of December 31, 2011, were approximately $4.4 billion. Mortgage-backed securities ("MBS") are constructed from pools of mortgages and may have cash flow volatility as a result of changes in the rate at which prepayments of principal occur with respect to the underlying loans. Excluding limitations on access to lending and other extraordinary economic conditions, prepayments of principal on the underlying loans can be expected to accelerate with decreases in market interest rates and diminish with increases in interest rates.

Residential mortgage-backed securities—The tables below include a breakdown of our RMBS portfolio by type and rating as of December 31, 2011. As of December 31, 2011, these holdings were approximately $2.7 billion. Sequential securities receive payments in order until each class is paid off. Planned amortization class securities ("PACs") pay down according to a schedule. Pass through securities receive principal as principal of the underlying mortgages is received.

Type	Percentage of Residential Mortgage-Backed Securities
Sequential	37.6%
PAC	29.0
Pass Through	11.0
Other	22.4
	100.0%

Rating	Percentage of Residential Mortgage-Backed Securities
AAA	56.7%
AA	0.4
A	2.7
BBB	1.2
Below investment grade	39.0
	100.0%

Alt-A Collateralized Holdings

As of December 31, 2011, we held securities with a fair value of $354.8 million, or 1.0% of invested assets, supported by collateral classified as Alt-A. As of December 31, 2010, we held securities with a fair value of $401.6 million supported by collateral classified as Alt-A.

The following table includes the percentage of our collateral classified as Alt-A, grouped by rating category, as of December 31, 2011:

Rating	Percentage of Alt-A Securities
A	1.0%
BBB	1.9
Below investment grade	97.1
	100.0%

The following tables categorize the estimated fair value and unrealized gain/(loss) of our mortgage-backed securities collateralized by Alt-A mortgage loans by rating as of December 31, 2011:

Alt-A Collateralized Holdings

Rating	Estimated Fair Value of Security by Year of Security Origination					
	2007 and Prior	2008	2009	2010	2011	Total
	(Dollars In Millions)					
A	$ 3.6	$—	$—	$—	$—	$ 3.6
BBB	6.8	—	—	—	—	6.8
Below investment grade	344.4	—	—	—	—	344.4
Total mortgage-backed securities collateralized by Alt-A mortgage loans	$354.8	$—	$—	$—	$—	$354.8

Rating	Estimated Unrealized Gain (Loss) of Security by Year of Security Origination					
	2007 and Prior	2008	2009	2010	2011	Total
	(Dollars In Millions)					
A	$ —	$—	$—	$—	$—	$ —
BBB	0.6	—	—	—	—	0.6
Below investment grade	(66.5)	—	—	—	—	(66.5)
Total mortgage-backed securities collateralized by Alt-A mortgage loans	$(65.9)	$—	$—	$—	$—	$(65.9)

Sub-prime Collateralized Holdings

As of December 31, 2011, we had RMBS, all rated AAA, with a total fair value of $0.1 million of total invested assets that were supported by collateral classified as sub-prime. As of December 31, 2010, we held securities with a fair value of $0.1 million that were supported by collateral classified as sub-prime. As of December 31, 2011, we reclassified approximately $38.8 million of our RMBS sub-prime holdings to ABS. The underlying collateral of these securities remain in the sub-prime category.

Prime Collateralized Holdings

As of December 31, 2011, we had RMBS collateralized by prime mortgage loans (including agency mortgages) with a total fair value of $2.3 billion, or 6.6%, of total invested assets. As of December 31, 2010, we held securities with a fair value of $2.5 billion of RMBS collateralized by prime mortgage loans (including agency mortgages).

The following table includes the percentage of our collateral classified as prime, grouped by rating category, as of December 31, 2011:

Rating	Percentage of Prime Securities
AAA	65.5%
AA	0.4
A	2.9
BBB	1.1
Below investment grade	30.1
	100.0%

The following tables categorize the estimated fair value and unrealized gain/(loss) of our mortgage-backed securities collateralized by prime mortgage loans (including agency mortgages) by rating as of December 31, 2011:

Prime Collateralized Holdings

Rating	Estimated Fair Value of Security by Year of Security Origination					
	2007 and Prior	2008	2009	2010	2011	Total
	(Dollars In Millions)					
AAA	$ 708.4	$—	$85.9	$406.3	$306.0	$1,506.6
AA	9.9	—	—	—	—	9.9
A	66.3	—	—	—	—	66.3
BBB	24.4	—	—	—	—	24.4
Below investment grade	694.0	—	—	—	—	694.0
Total mortgage-backed securities collateralized by prime mortgage loans	$1,503.0	$—	$85.9	$406.3	$306.0	$2,301.2

Rating	Estimated Unrealized Gain (Loss) of Security by Year of Security Origination					
	2007 and Prior	2008	2009	2010	2011	Total
	(Dollars In Millions)					
AAA	$ 45.2	$—	$8.0	$16.6	$15.3	$ 85.1
AA	0.3	—	—	—	—	0.3
A	0.4	—	—	—	—	0.4
BBB	(0.4)	—	—	—	—	(0.4)
Below investment grade	(31.6)	—	—	—	—	(31.6)
Total mortgage-backed securities collateralized by prime mortgage loans	$ 13.9	$—	$8.0	$16.6	$15.3	$ 53.8

Commercial mortgage-backed securities—Our CMBS portfolio consists of commercial mortgage-backed securities issued in securitization transactions. As of December 31, 2011, the CMBS holdings were approximately $741.8 million. As of December 31, 2010, the CMBS holdings were approximately $312.6 million.

The following table includes the percentages of our CMBS holdings, grouped by rating category, as of December 31, 2011:

Rating	Percentage of Commercial Mortgage-Backed Securities
AAA	69.7%
AA	8.9
A	21.4
	100.0%

The following tables categorize the estimated fair value and unrealized gain/(loss) of our CMBS as of December 31, 2011:

Commercial Mortgage-Backed Securities

Rating	Estimated Fair Value of Security by Year of Security Origination					
	2007 and Prior	2008	2009	2010	2011	Total
	(Dollars In Millions)					
AAA	$156.4	$45.9	$—	$ 86.6	$228.4	$517.3
AA	7.3	—	—	29.5	29.3	66.1
A	39.2	—	5.9	34.7	78.6	158.4
Total commercial mortgage-backed securities	$202.9	$45.9	$5.9	$150.8	$336.3	$741.8

Rating	Estimated Unrealized Gain (Loss) of Security by Year of Security Origination					
	2007 and Prior	2008	2009	2010	2011	Total
	(Dollars In Millions)					
AAA	$ 3.3	$1.8	$—	$ 5.9	$12.9	$23.9
AA	(0.4)	—	—	(1.7)	(0.5)	(2.6)
A	1.7	—	0.2	2.1	—	4.0
Total commercial mortgage-backed securities	$ 4.6	$1.8	$0.2	$ 6.3	$12.4	$25.3

Other asset-backed securities—Other asset-backed securities pay down based on cash flow received from the underlying pool of assets, such as receivables on auto loans, student loans, credit cards, etc. As of December 31, 2011, these holdings were approximately $971.0 million. As of December 31, 2010, these holdings were approximately $991.7 million.

The following table includes the percentages of our other asset-backed holdings, grouped by rating category, as of December 31, 2011:

Rating	Percentage of Other Asset-Backed Securities
AAA	72.1%
AA	11.8
A	9.6
BBB	0.6
Below investment grade	5.9
	100.0%

The following tables categorize the estimated fair value and unrealized gain/(loss) of our asset-backed securities as of December 31, 2011:

Other Asset-Backed Securities

	Estimated Fair Value of Security by Year of Security Origination					
Rating	2007 and Prior	2008	2009	2010	2011	Total
	(Dollars In Millions)					
AAA	$633.4	$—	$22.7	$32.0	$12.2	$700.3
AA	114.7	—	—	—	—	114.7
A	6.8	—	—	—	86.2	93.0
BBB	5.6	—	—	—	—	5.6
Below investment grade	57.4	—	—	—	—	57.4
Total other asset-backed securities	$817.9	$—	$22.7	$32.0	$98.4	$971.0

	Estimated Unrealized Gain (Loss) of Security by Year of Security Origination					
Rating	2007 and Prior	2008	2009	2010	2011	Total
	(Dollars In Millions)					
AAA	$(25.4)	$—	$—	$—	$0.1	$(25.3)
AA	(10.5)	—	—	—	—	(10.5)
A	(0.3)	—	—	—	2.3	2.0
BBB	—	—	—	—	—	—
Below investment grade	(50.2)	—	—	—	—	(50.2)
Total other asset-backed securities	$(86.4)	$—	$—	$—	$2.4	$(84.0)

We obtained ratings of our fixed maturities from Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Corporation ("S&P"), and/or Fitch Ratings ("Fitch"). If a fixed maturity is not rated by Moody's, S&P, or Fitch, we use ratings from the National Association of Insurance Commissioners ("NAIC"), or we rate the fixed maturity based upon a comparison of the unrated issue to rated issues of the same issuer or rated issues of other issuers with similar risk characteristics. As of December 31, 2011, over 99.0% of our fixed maturities were rated by Moody's, S&P, Fitch, and/or the NAIC.

The industry segment composition of our fixed maturity securities is presented in the following table:

	As of December 31, 2011	% Fair Value	As of December 31, 2010	% Fair Value
	(Dollars In Thousands)			
Banking	$ 2,283,065	8.2%	$ 2,046,515	8.3%
Other finance	247,963	0.9	162,157	0.7
Electric	3,728,692	13.3	3,148,333	12.8
Natural gas	2,266,793	8.1	2,159,897	8.8
Insurance	2,129,102	7.6	1,875,287	7.6
Energy	1,724,043	6.2	1,410,030	5.7
Communications	1,239,770	4.4	1,179,659	4.8
Basic industrial	1,198,172	4.3	1,114,077	4.5
Consumer noncyclical	1,324,561	4.7	1,146,512	4.6
Consumer cyclical	739,775	2.6	568,647	2.3
Finance companies	220,511	0.8	215,881	0.9
Capital goods	935,494	3.3	734,337	3.0
Transportation	622,795	2.2	551,724	2.2
Other industrial	175,700	0.6	149,623	0.6
Brokerage	520,892	1.9	484,168	2.0
Technology	678,869	2.4	405,187	1.6
Real estate	83,208	0.3	55,424	0.2
Other utility	28,974	0.1	26,238	0.1
Commercial mortgage-backed securities	741,807	2.7	312,631	1.3
Other asset-backed securities	970,957	3.5	991,732	4.0
Residential mortgage-backed non-agency securities	1,220,958	4.4	2,089,272	8.5
Residential mortgage-backed agency securities	1,435,134	5.1	825,869	3.3
U.S. government-related securities	1,771,535	6.3	1,557,467	6.3
Other government-related securities	137,862	0.5	327,760	1.3
State, municipals, and political divisions	1,556,814	5.6	1,138,512	4.6
Total	$27,983,446	100.0%	$24,676,939	100.0%

Our investments in debt and equity securities are reported at fair value. As of December 31, 2011, our fixed maturity investments (bonds and redeemable preferred stocks) had a market value of $28.0 billion, which was 7.3% above amortized cost of $26.1 billion. These assets are invested for terms approximately corresponding to anticipated future benefit payments. Thus, market fluctuations are not expected to adversely affect liquidity.

Market values for private, non-traded securities are determined as follows: 1) we obtain estimates from independent pricing services and 2) we estimate market value based upon a comparison to quoted issues of the same issuer or issues of other issuers with similar terms and risk characteristics. We analyze the independent pricing services valuation methodologies and related inputs, including an assessment of the observability of market inputs. Upon obtaining this information related to market value, management makes a determination as to the appropriate valuation amount.

Mortgage Loans

We invest a portion of our investment portfolio in commercial mortgage loans. As of December 31, 2011, our mortgage loan holdings were approximately $5.4 billion. We have specialized in making loans on either credit-oriented commercial properties or credit-anchored strip shopping centers and apartments. Our underwriting procedures relative to our commercial loan portfolio are based, in our view, on a conservative and disciplined approach. We concentrate on a small number of commercial real estate asset types associated with the necessities of life (retail, multi-family, professional office buildings, and warehouses). We believe these asset types tend to weather economic downturns better than other commercial asset classes in which we have chosen not to participate. We believe this disciplined approach has helped to maintain a relatively low delinquency and foreclosure rate throughout our history.

The Company's commercial mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, and net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts, and prepayment fees are reported in net investment income.

We record mortgage loans net of an allowance for credit losses. This allowance is calculated through analysis of specific loans that have indicators of potential impairment based on current information and events. As of December 31, 2011 and December 31, 2010, our allowance for mortgage loan credit losses was $6.5 million and $11.7 million, respectively. While our mortgage loans do not have quoted market values, as of December 31, 2011, we estimated the fair value of our mortgage loans to be $6.3 billion (using discounted cash flows from the next call date), which was 14.3% greater than the amortized cost, less any related loan loss reserve.

At the time of origination, our mortgage lending criteria targets that the loan-to-value ratio on each mortgage is 75% or less. We target projected rental payments from credit anchors (i.e., excluding rental payments from smaller local tenants) of 70% of the property's projected operating expenses and debt service.

We also offer a type of commercial mortgage loan under which we will permit a loan-to-value ratio of up to 85% in exchange for a participating interest in the cash flows from the underlying real estate. As of December 31, 2011 and December 31, 2010, approximately $876.8 million and $884.7 million, respectively, of our mortgage loans had this participation feature. Cash flows received as a result of this participation feature are recorded as interest income. Exceptions to these loan-to-value measures may be made if we believe the mortgage has an acceptable risk profile.

Many of our mortgage loans have call options or interest rate reset options between 3 and 10 years. However, if interest rates were to significantly increase, we may be unable to exercise the call options or increase the interest rates on our existing mortgage loans commensurate with the significantly increased market rates. Assuming the loans are called at their next call dates, approximately $196.6 million will become due in 2012, $1.4 billion in 2013 through 2017, $772.9 million in 2018 through 2022, and $272.4 million thereafter.

As of December 31, 2011, less than 0.12%, or $41.4 million, of invested assets consisted of nonperforming, restructured or mortgage loans that were foreclosed and were converted to real estate properties. We do not expect these investments to adversely affect our liquidity or ability to maintain proper matching of assets and liabilities. Our mortgage loan portfolio consists of two categories of loans: (1) those not subject to a pooling and servicing agreement and (2) those previously a part of variable interest entity securitizations and thus subject to a contractual pooling and servicing agreement.

As of December 31, 2011, $12.5 million of mortgage loans not subject to a pooling and servicing agreement were nonperforming. None of these nonperforming loans have been restructured during year ended December 31, 2011. In addition, we foreclosed on some nonperforming loans and converted them to $9.9 million of real estate properties during the year ended December 31, 2011.

As of December 31, 2011, $18.4 million of loans subject to a pooling and servicing agreement were nonperforming or restructured. None of these nonperforming loans have been restructured during the year ended December 31, 2011. In addition, we foreclosed on some nonperforming loans and converted them to $0.5 million of real estate properties during the year ended December 31, 2011.

We do not expect these investments to adversely affect our liquidity or ability to maintain proper matching of assets and liabilities.

It is our policy to cease to carry accrued interest on loans that are over 90 days delinquent. For loans less than 90 days delinquent, interest is accrued unless it is determined that the accrued interest is not collectible. If a loan becomes over 90 days delinquent, it is our general policy to initiate foreclosure proceedings unless a workout arrangement to bring the loan current is in place. For loans subject to a pooling and servicing agreement, there are certain additional restrictions and/or requirements related to workout proceedings, and as such, these loans may have different attributes and/or circumstances affecting the status of delinquency or categorization of those in nonperforming status.

Securities Lending

In prior periods, we participated in securities lending, primarily as an enhancement to our investment yield. Securities that we held as investments were loaned to third parties for short periods of time. We required initial collateral, in the form of short-term investments, which equaled 102% of the market value of the loaned securities.

During the second quarter of 2011, we discontinued this program. Certain collateral assets, which we previously intended to ultimately dispose of and on which we recorded an other-than-temporary impairment of $1.3 million, were instead retained by us and are included in our fixed maturities as of December 31, 2011. We currently do not have any intent to sell these securities, nor do we anticipate being required to sell them.

Risk Management and Impairment Review

We monitor the overall credit quality of our portfolio within established guidelines. The following table includes our available-for-sale fixed maturities by credit rating as of December 31, 2011:

Rating	Fair Value	Percent of Fair Value
	(Dollars In Thousands)	
AAA	$ 3,763,773	15.0%
AA	1,964,619	7.9
A	7,013,337	28.1
BBB	10,563,282	42.2
Investment grade	23,305,011	93.2
BB	622,863	2.5
B	249,976	1.0
CCC or lower	845,631	3.3
Below investment grade	1,718,470	6.8
Total	$25,023,481	100.0%

Not included in the table above are $2.7 billion of investment grade and $232.7 million of below investment grade fixed maturities classified as trading securities.

Limiting bond exposure to any creditor group is another way we manage credit risk. We held no credit default swaps on the positions listed below as of December 31, 2011. The following table includes securities held in our Modco portfolio and summarizes our ten largest maturity exposures to an individual creditor group as of December 31, 2011:

Creditor	Fair Value of		
	Funded Securities	Unfunded Exposures	Total Fair Value
	(Dollars In Millions)		
Federal National Mortgage Association	$247.1	$ —	$247.1
Federal Home Loan Mortgage Corp.	241.8	—	241.8
Nextera Energy Inc.	189.0	—	189.0
Berkshire Hathaway Inc.	177.1	—	177.1
Comcast Corp.	170.6	—	170.6
Verizon Communications Inc.	161.1	—	161.1
First Energy Corp.	156.1	—	156.1
Rio Tinto	151.3	—	151.3
JP Morgan Chase and Company	145.0	1.0	146.0
AT&T Corporation	142.8	—	142.8

Determining whether a decline in the current fair value of invested assets is an other-than-temporary decline in value is both objective and subjective, and can involve a variety of assumptions and estimates, particularly for investments that are not actively traded in established markets. We review our positions on a monthly basis for possible credit concerns and review our current exposure, credit enhancement, and delinquency experience.

Management considers a number of factors when determining the impairment status of individual securities. These include the economic condition of various industry segments and geographic locations and other areas of identified risks. Since it is possible for the impairment of one investment to affect other investments, we engage in ongoing risk management to safeguard against and limit any further risk to our investment portfolio. Special attention is given to correlative risks within specific industries, related parties, and business markets.

For certain securitized financial assets with contractual cash flows, including RMBS, CMBS, and other asset-backed securities (collectively referred to as asset-backed securities or "ABS"), GAAP requires us to periodically update our best estimate of cash flows over the life of the security. If the fair value of a securitized financial asset is less than its cost or amortized cost and there has been a decrease in the present value of the expected cash flows since the last revised estimate, considering both timing and amount, an other-than-temporary impairment charge is recognized. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third party sources along with certain internal assumptions and judgments regarding the future performance of the underlying collateral. Projections of expected future cash flows may change based upon new information regarding the performance of the underlying collateral. In addition, we consider our intent and ability to retain a temporarily depressed security until recovery.

The FASB has issued guidance related to other-than-temporary impairments for debt securities. This guidance addresses the timing of impairment recognition and provides greater clarity to investors about the credit and noncredit components of impaired debt securities that are not expected to be sold. Impairments will continue to be measured at fair value with credit losses recognized in earnings and non-credit losses recognized in other comprehensive income. This guidance also requires disclosures regarding measurement techniques, credit losses, and an aging of securities with unrealized losses. For the year ended December 31, 2011, we recorded total other-than-temporary impairments of approximately $62.3 million, with $14.9 million of this amount recorded in other comprehensive income (loss).

Securities in an unrealized loss position are reviewed at least quarterly to determine if an other-than-temporary impairment is present based on certain quantitative and qualitative factors. We consider a number of factors in determining whether the impairment is other-than-temporary. These include, but are not limited to: 1) actions taken by rating agencies, 2) default by the issuer, 3) the significance of the decline, 4) an assessment of our intent to sell the security (including a more likely than not assessment of whether we will be required to sell the security) before recovering the security's amortized cost, 5) the time period during which the decline has occurred, 6) an economic analysis of the issuer's industry, and 7) the financial strength, liquidity, and recoverability of the issuer. Management performs a security-by-security review each quarter in evaluating the need for any other-than-temporary impairments. Although no set formula is used in this process, the investment performance, collateral position, and continued viability of the issuer are significant measures considered, along with an analysis regarding our expectations for recovery of the security's entire amortized cost basis through the receipt of future cash flows. Based on our analysis, for the year ended December 31, 2011, we concluded that approximately $47.4 million of investment securities in an unrealized loss position was other-than-temporarily impaired, due to credit-related factors, resulting in a charge to earnings. Additionally, we recognized $14.9 million of non-credit losses in other comprehensive income for the securities where an other-than-temporary impairment was recorded for the year ended December 31, 2011.

There are certain risks and uncertainties associated with determining whether declines in market values are other-than-temporary. These include significant changes in general economic conditions and business markets, trends in certain industry segments, interest rate fluctuations, rating agency actions, changes in significant accounting estimates and assumptions, commission of fraud, and legislative actions. We continuously monitor these factors as they relate to the investment portfolio in determining the status of each investment.

We have deposits with certain financial institutions which exceed federally insured limits. We have reviewed the creditworthiness of these financial institutions and believe there is minimal risk of a material loss.

Certain European countries have experienced varying degrees of financial stress. Risks from the continued debt crisis in Europe could continue to disrupt the financial markets which could have a detrimental impact on global economic conditions and on sovereign and non-sovereign obligations. Although the financial relief plan announced by European leaders on October 27, 2011 initially drew favorable responses from the financial markets, details remain to be negotiated and implementation is subject to certain contingencies and risks. There remains considerable uncertainty as to future developments in the European debt crisis and the impact on financial markets. For the year ended December 31, 2011, the Company recorded $28.6 million of impairments and credit related losses related to our European holdings, which resulted in a charge to earnings. The chart shown below includes the Company's non-sovereign fair value exposures in these countries as of December 31, 2011. As of December 31, 2011, the Company had no unfunded exposure and had no direct sovereign fair value exposure.

Financial Instrument and Country	Non-sovereign Debt		Total Gross Funded
	Financial	Non-financial	Exposure
	(Dollars In Millions)		
Securities:			
United Kingdom	$372.1	$ 347.2	$ 719.3
Switzerland	131.0	193.6	324.6
France	127.4	78.3	205.7
Sweden	163.5	—	163.5
Netherlands	81.9	66.4	148.3
Spain	38.7	79.0	117.7
Belgium	—	103.1	103.1
Germany	31.8	62.3	94.1
Ireland	5.3	82.2	87.5
Luxembourg	—	50.1	50.1
Italy	—	40.9	40.9
Norway	—	13.9	13.9
Total securities	951.7	1,117.0	2,068.7
Derivatives:			
Germany	3.8	—	3.8
	$955.5	$1,117.0	$2,072.5

Realized Gains and Losses

The following table sets forth realized investment gains and losses for the periods shown:

	For The Year Ended December 31,			Change	
	2011	2010	2009	2011	2010
	(Dollars In Thousands)				
Fixed maturity gains—sales	$ 95,567	$ 91,693	$ 27,280	$ 3,874	$ 64,413
Fixed maturity losses—sales	(15,387)	(41,637)	(21,957)	26,250	(19,680)
Equity gains—sales	9,194	6,491	14,367	2,703	(7,876)
Equity losses—sales	—	(3)	(55)	3	52
Impairments on fixed maturity securities	(47,442)	(39,696)	(160,473)	(7,746)	120,777
Impairments on equity securities	—	(1,814)	(19,572)	1,814	17,758
Modco trading portfolio	164,224	109,399	285,178	54,825	(175,779)
Other	(18,683)	(11,577)	(4,619)	(7,106)	(6,958)
Total realized gains (losses)—investments	$ 187,473	$ 112,856	$ 120,149	$ 74,617	$ (7,293)
Derivatives related to variable annuity contracts:					
Interest rate futures—VA	$ 164,221	$ (11,778)	$ —	$ 175,999	$ (11,778)
Equity futures—VA	(30,061)	(42,258)	—	12,197	(42,258)
Currency futures—VA	2,977	—	—	2,977	—
Volatility swaps—VA	(239)	(2,433)	—	2,194	(2,433)
Equity options—VA	(15,051)	(1,824)	—	(13,227)	(1,824)
Interest rate swaps—VA	7,718	—	—	7,718	—
Credit default swaps—VA	(7,851)	—	—	(7,851)	—
Embedded derivative—GMWB	(127,537)	(5,728)	19,722	(121,809)	(25,450)
Total derivatives related to variable annuity contracts	(5,823)	(64,021)	19,722	58,198	(83,743)
Embedded derivative—Modco reinsurance treaties	(134,340)	(67,989)	(252,698)	(66,351)	184,709
Derivatives related to corporate debt	—	—	(125)	—	125
Interest rate swaps	(11,264)	(8,427)	39,317	(2,837)	(47,744)
Interest rate caps	(2,801)	—	—	(2,801)	—
Interest rate futures	—	—	6,889	—	(6,889)
Credit default swaps	(548)	1,389	3,351	(1,937)	(1,962)
Other derivatives	(475)	799	5,591	(1,274)	(4,792)
Total realized gains (losses)—derivatives	$(155,251)	$(138,249)	$(177,953)	$ (17,002)	$ 39,704

Realized gains and losses on investments reflect portfolio management activities designed to maintain proper matching of assets and liabilities and to enhance long-term investment portfolio performance. The change in net realized investment gains (losses), excluding impairments and Modco trading portfolio activity during the year ended December 31, 2011, primarily reflects the normal operation of our asset/liability program within the context of the changing interest rate and spread environment, as well as tax planning strategies designed to utilize capital loss carryforwards.

The $9.2 million of gains included in equity securities primarily relates to gains of $6.9 million on the sale of securities that had recovered in value as the issuer exited bankruptcy and $1.2 million that relates to gains recognized on the sale of Federal National Mortgage Association preferreds.

Realized losses are comprised of both write-downs of other-than-temporary impairments and actual sales of investments. For the year ended December 31, 2011, we recognized pre-tax other-than-temporary impairments of $47.4 million due to credit-related factors, resulting in a charge to earnings. Additionally, we recognized $14.9 million of non-credit losses in other comprehensive income for the securities where an other-than-temporary impairment was recorded. For the year ended December 31, 2010, we recognized pre-tax other-than-temporary impairments of $41.5 million. These other-than-temporary impairments resulted from our analysis of circumstances and our belief that credit events, loss severity, changes in credit enhancement, and/or other adverse conditions of the respective issuers have caused, or will lead to, a deficiency in the contractual cash flows related to these investments. These other-than-temporary impairments, net of Modco recoveries, are presented in the chart below:

	For The Year Ended December 31,	
	2011	2010
	(Dollars In Millions)	
Alt-A MBS	$17.9	$25.1
Other MBS	15.1	11.2
Corporate bonds	12.4	4.4
Sub-prime bonds	2.0	0.8
Total	$47.4	$41.5

As previously discussed, management considers several factors when determining other-than-temporary impairments. Although we purchase securities with the intent to hold them until maturity, we may change our position as a result of a change in circumstances. Any such decision is consistent with our classification of all but a specific portion of our investment portfolio as available-for-sale. For the year ended December 31, 2011, we sold securities in an unrealized loss position with a fair value of $264.0 million. For such securities, the proceeds, realized loss, and total time period that the security had been in an unrealized loss position are presented in the table below:

	Proceeds	% Proceeds	Realized Loss	% Realized Loss
		(Dollars In Thousands)		
<= 90 days	$148,465	56.2%	$ (1,512)	9.8%
>90 days but <= 180 days	37,334	14.1	(2,259)	14.7
>180 days but <= 270 days	—	0.0	—	0.0
>270 days but <= 1 year	41,676	15.8	(2,582)	16.8
>1 year	36,572	13.9	(9,034)	58.7
Total	$264,047	100.0%	$(15,387)	100.0%

For the year ended December 31, 2011, we sold securities in an unrealized loss position with a fair value (proceeds) of $264.0 million. The loss realized on the sale of these securities was $15.4 million. The $15.4 million loss recognized on available-for-sale securities for the year ended December 31, 2011, includes an $8.1 million loss on the sale of Societe Generale and a $2.2 million loss on the sale of BNP Paribas. We made the decision to exit these holdings in order to reduce our European financial exposure.

For the year ended December 31, 2011, we sold securities in an unrealized gain position with a fair value of $2.2 billion. The gain realized on the sale of these securities was $104.8 million.

The $18.7 million of other realized losses recognized for the year ended December 31, 2011, consists of the decrease in the mortgage loan reserves of $5.2 million, mortgage loan losses of $19.3 million, real estate losses of $2.0 million, and an impairment on a partnership of $2.6 million.

For the year ended December 31, 2011, net gains of $164.2 million primarily related to mark-to-market changes on our Modco trading portfolios associated with the Chase Insurance Group, which consisted of five insurance companies that manufactured and administered traditional life insurance and annuity products and four related non-insurance companies (which collectively are referred to as the "Chase Insurance Group"), acquisition were also included in realized gains and losses. Of this amount, approximately $29.4 million of gains were realized through the sale of certain securities, which will be reimbursed to our reinsurance partners over time through the reinsurance settlement process for this block of business. Additional details on our investment performance and evaluation are provided in the sections below.

Realized investment gains and losses related to derivatives represent changes in their fair value during the period and termination gains/(losses) on those derivatives that were closed during the period.

We use equity, interest rate, and currency futures to mitigate the risk related to certain guaranteed minimum benefits, including GMWB, within our variable annuity products. In general, the cost of such benefits varies with the level of equity and interest rate markets, foreign currency levels, and overall volatility. The equity futures resulted in a net pre-tax loss of $30.1 million, interest rate futures resulted in pre-tax gains of $164.2 million, and currency futures resulted in net pre-tax gains of $3.0 million, for the year ended December 31, 2011, respectively.

We also use equity options and volatility swaps to mitigate the risk related to certain guaranteed minimum benefits, including GMWB, within our variable annuity products. In general, the cost of such benefits varies with the level of equity markets and overall volatility. The equity options resulted in net pre-tax losses of $15.1 million and volatility swaps resulted in a net pre-tax loss of $0.2 million for the year ended December 31, 2011, respectively.

We use interest rate swaps to mitigate the risk related to certain guaranteed minimum benefits, including GMWB, within our variable annuity products. These positions resulted in net pre-tax gains of $7.7 million for the year ended December 31, 2011.

We entered into credit default swaps to partially mitigate our non-performance risk related to certain GMWB within our variable annuity products. We reported net pre-tax losses of $7.9 million for the year ended December 31, 2011. Net settlements received were $2.5 million, offset by termination losses of $10.4 million. As of December 31, 2011, we do no hold any remaining credit default swaps.

The GMWB rider embedded derivative on variable deferred annuities, with the GMWB rider, had net realized losses of $127.5 million for the year ended December 31, 2011.

We also have in place various modified coinsurance and funds withheld arrangements that contain embedded derivatives. The $134.3 million of pre-tax losses on these embedded derivatives for the year ended December 31, 2011, was the result of spread tightening and a decline in treasury yields. For the year ended December 31, 2011, the investment portfolios that support the related modified coinsurance reserves and funds withheld arrangements had mark-to-market gains that substantially offset the losses on these embedded derivatives.

We use certain interest rate swaps to mitigate the price volatility of fixed maturities. These positions resulted in net pre-tax losses of $11.3 million for the year ended December 31, 2011. The net losses were the result of $10.4 million in realized losses due to terminations, $3.1 million in realized losses due to interest settlements, and $2.2 million in unrealized gains during the year ended December 31, 2011.

We purchased interest rate caps during the year ended December 31, 2011, to mitigate our credit risk with respect to our LIBOR exposure and the potential impact of European financial market distress. These caps resulted in net pre-tax losses of $2.8 million for the year ended December 31, 2011.

We reported net pre-tax losses of $0.5 million related to credit default swaps held to enhance the return on our investment portfolio, for the year ended December 31, 2011. The net pre-tax losses for the year ended December 31, 2011, were primarily the result of $1.1 million of mark-to-market gains and $1.8 million in realized termination losses during the period. As of December 31, 2011, no credit default swaps were outstanding.

We also use various swaps to mitigate risk related to other exposures. These contracts generated net pre-tax losses of $0.5 million for the year ended December 31, 2011.

Unrealized Gains and Losses—Available-for-Sale Securities

The information presented below relates to investments at a certain point in time and is not necessarily indicative of the status of the portfolio at any time after December 31, 2011, the balance sheet date. Information about unrealized gains and losses is subject to rapidly changing conditions, including volatility of financial markets and changes in interest rates. Management considers a number of factors in determining if an unrealized loss is other-than-temporary, including the expected cash to be collected and the intent, likelihood, and/or ability to hold the security until recovery. Consistent with our long-standing practice, we do not utilize a "bright line test" to determine other-than-temporary impairments. On a quarterly basis, we perform an analysis on every security with an unrealized loss to determine if an other-than-temporary impairment has occurred. This analysis includes reviewing several metrics including collateral, expected cash flows, ratings, and liquidity. Furthermore, since the timing of recognizing realized gains and losses is largely based on management's decisions as to the timing and selection of investments to be sold, the tables and information provided below should be considered within the context of the overall unrealized gain/(loss) position of the portfolio. As of December 31, 2011, we had an overall net unrealized gain of $1.8 billion, prior to tax and DAC offsets, and an overall net unrealized gain of $683.9 million as of December 31, 2010.

Credit and RMBS markets have experienced volatility across numerous asset classes over the past few years, primarily as a result of marketplace uncertainty arising from the failure or near failure of a number of large financial services companies resulting in intervention by the United States Federal Government, downgrades in ratings, interest rate changes, higher defaults in sub-prime and Alt-A residential mortgage loans, and a weakening of the overall economy. In connection with this uncertainty, we believe investors have departed from many investments in other asset-backed securities, including those associated with sub-prime and Alt-A residential mortgage loans, as well as types of debt investments with fewer lender protections or those with reduced transparency and/or complex features which may hinder investor understanding.

For fixed maturity and equity securities held that are in an unrealized loss position as of December 31, 2011, the fair value, amortized cost, unrealized loss, and total time period that the security has been in an unrealized loss position are presented in the table below:

	Fair Value	% Fair Value	Amortized Cost	% Amortized Cost	Unrealized Loss	% Unrealized Loss
			(Dollars In Thousands)			
<= 90 days	$1,429,716	34.8%	$1,493,405	32.8%	$ (63,689)	14.2%
>90 days but <= 180 days	938,920	22.9	1,011,081	22.2	(72,161)	16.1
>180 days but <= 270 days	367,456	8.9	411,748	9.0	(44,292)	9.9
>270 days but <= 1 year	105,191	2.6	117,590	2.6	(12,399)	2.8
>1 year but <= 2 years	222,445	5.4	286,386	6.3	(63,941)	14.3
>2 years but <= 3 years	21,331	0.5	24,066	0.5	(2,735)	0.6
>3 years but <= 4 years	658,835	16.0	760,309	16.7	(101,474)	22.6
>4 years but <= 5 years	171,167	4.2	212,283	4.7	(41,116)	9.2
>5 years	192,609	4.7	239,259	5.2	(46,650)	10.3
Total	$4,107,670	100.0%	$4,556,127	100.0%	$(448,457)	100.0%

The majority of the unrealized loss as of December 31, 2011 for both investment grade and below investment grade securities is attributable to a widening in credit and mortgage spreads for certain securities. The negative impact of spread levels for certain securities was partially offset by lower treasury yield levels and the associated positive effect on security prices. Spread levels have improved since December 31, 2010. However, certain types of securities, including tranches of RMBS and ABS, continue to be priced at a level which has caused the unrealized losses noted above. We believe spread levels on these RMBS and ABS are largely due to the continued effects of the economic recession and the economic and market uncertainties regarding future performance of the underlying mortgage loans and/or assets.

As of December 31, 2011, the Barclays Investment Grade Index was priced at 220.53 bps versus a 10 year average of 168.58 bps. Similarly, the Barclays High Yield Index was priced at 750.05 bps versus a 10 year average of 643.51 bps. As of December 31, 2011, the five, ten, and thirty-year U.S. Treasury obligations were trading at levels of 0.833%, 1.877%, and 2.895%, as compared to 10 year averages of 3.171%, 3.938%, and 4.601%, respectively.

As of December 31, 2011, 45.7% of the unrealized loss was associated with securities that were rated investment grade. We have examined the performance of the underlying collateral and cash flows and expect that our investments will continue to perform in accordance with their contractual terms. Factors such as credit enhancements within the deal structures and the underlying collateral performance/ characteristics support the recoverability of the investments. Based on the factors discussed, we do not consider these unrealized loss positions to be other-than-temporary. However, from time to time, we may sell securities in the ordinary course of managing our portfolio to meet diversification, credit quality, yield enhancement, asset/liability management, and liquidity requirements.

Expectations that investments in mortgage-backed and asset-backed securities will continue to perform in accordance with their contractual terms are based on assumptions a market participant would use in determining the current fair value. It is reasonably possible that the underlying collateral of these investments will perform worse than current market expectations and that such an event may lead to adverse changes in the cash flows on our holdings of these types of securities. This could lead to potential future write-downs within our portfolio of mortgage-backed and asset-backed securities. Expectations that our investments in corporate securities and/or debt obligations will continue to perform in accordance with their contractual terms are based on evidence gathered through our normal credit surveillance process. Although we do not anticipate such events, it is reasonably possible that issuers of our investments in corporate securities will perform worse than current expectations. Such events may lead us to recognize potential future write-downs within our portfolio of corporate securities. It is also possible that such unanticipated events would lead us to dispose of those certain holdings and recognize the effects of any such market movements in our financial statements.

As of December 31, 2011, there were estimated gross unrealized losses of $53.8 million related to our mortgage-backed securities collateralized by Alt-A mortgage loans. Gross unrealized losses in our securities collateralized by Alt-A residential mortgage loans as of December 31, 2011, were primarily the result of continued widening spreads, representing marketplace uncertainty arising from higher defaults in Alt-A residential mortgage loans and rating agency downgrades of securities collateralized by Alt-A residential mortgage loans.

For the year ended December 31, 2011, we recorded $47.4 million of pre-tax other-than-temporary impairments related to estimated credit losses. These other-than-temporary impairments resulted from our analysis of circumstances and our belief that credit events, loss severity, changes in credit enhancement, and/or other adverse conditions of the respective issuers or underlying collateral have caused, or will lead to, a deficiency in the contractual cash flows related to these investments. Excluding the securities on which other-than-temporary impairments were recorded, we expect these investments to continue to perform in accordance with their original contractual terms. We have the ability and intent to hold these investments until maturity or until the fair values of the investments have recovered, which may be at maturity. Additionally, we do not expect these investments to adversely affect our liquidity or ability to maintain proper matching of assets and liabilities.

We have no material concentrations of issuers or guarantors of fixed maturity securities. The industry segment composition of all securities in an unrealized loss position held as of December 31, 2011, is presented in the following table:

	Fair Value	% Fair Value	Amortized Cost	% Amortized Cost	Unrealized Loss	% Unrealized Loss
			(Dollars In Thousands)			
Banking	$1,171,070	28.5%	$1,297,650	28.5%	$(126,580)	28.2%
Other finance	22,722	0.6	25,622	0.6	(2,900)	0.6
Electric	138,515	3.4	165,376	3.6	(26,861)	6.0
Natural gas	99,400	2.4	106,567	2.3	(7,167)	1.6
Insurance	355,956	8.7	391,163	8.6	(35,207)	7.9
Energy	14,010	0.3	19,272	0.4	(5,262)	1.2
Communications	47,331	1.2	56,167	1.2	(8,836)	2.0
Basic industrial	138,714	3.4	147,578	3.2	(8,864)	2.0
Consumer noncyclical	13,488	0.3	13,847	0.3	(359)	0.1
Consumer cyclical	48,021	1.2	56,211	1.2	(8,190)	1.8
Finance companies	62,138	1.5	70,441	1.5	(8,303)	1.9
Capital goods	129,861	3.2	138,951	3.0	(9,090)	2.0
Transportation	—	0.0	—	0.0	—	0.0
Other industrial	27,868	0.7	30,717	0.7	(2,849)	0.6
Brokerage	140,630	3.4	154,154	3.4	(13,524)	3.0
Technology	69,105	1.7	72,275	1.6	(3,170)	0.7
Real estate	1,347	0.0	1,392	0.0	(45)	0.0
Other utility	21	0.0	44	0.0	(23)	0.0
Commercial mortgage-backed securities	78,892	1.9	83,121	1.8	(4,229)	0.9
Other asset-backed securities	722,292	17.6	813,190	17.8	(90,898)	20.3
Residential mortgage-backed non-agency securities	743,903	18.1	829,534	18.4	(85,631)	19.1
Residential mortgage-backed agency securities	61,075	1.5	61,486	1.4	(411)	0.1
U.S. government-related securities	21,311	0.4	21,369	0.5	(58)	0.0
Other government-related securities	—	0.0	—	0.0	—	0.0
States, municipals, and political divisions	—	0.0	—	0.0	—	0.0
Total	$4,107,670	100.0%	$4,556,127	100.0%	$(448,457)	100.0%

The percentage of our unrealized loss positions, segregated by industry segment, is presented in the following table:

	As of December 31,	
	2011	2010
Banking	28.2%	14.2%
Other finance	0.6	0.4
Electric	6.0	7.5
Natural gas	1.6	3.2
Insurance	7.9	7.0
Energy	1.2	0.4
Communications	2.0	1.7
Basic industrial	2.0	1.3
Consumer noncyclical	0.1	1.1
Consumer cyclical	1.8	2.1
Finance companies	1.9	1.8
Capital goods	2.0	1.8
Transportation	0.0	0.7
Other industrial	0.6	1.0
Brokerage	3.0	2.3
Technology	0.7	1.2
Real estate	0.0	0.0
Other utility	0.0	0.0
Commercial mortgage-backed securities	0.9	0.2
Other asset-backed securities	20.3	15.7
Residential mortgage-backed non-agency securities	19.1	29.1
Residential mortgage-backed agency securities	0.1	0.5
U.S. government-related securities	0.0	0.8
Other government-related securities	0.0	0.0
States, municipals, and political divisions	0.0	6.0
Total	100.0%	100.0%

The range of maturity dates for securities in an unrealized loss position as of December 31, 2011, varies, with 25.4% maturing in less than 5 years, 22.5% maturing between 5 and 10 years, and 52.1% maturing after 10 years. The following table shows the credit rating of securities in an unrealized loss position as of December 31, 2011:

S&P or Equivalent Designation	Fair Value	% Fair Value	Amortized Cost	% Amortized Cost	Unrealized Loss	% Unrealized Loss
			(Dollars In Thousands)			
AAA/AA/A	$1,752,033	42.7%	$1,863,189	40.9%	$(111,156)	24.8%
BBB	1,018,673	24.8	1,112,290	24.4	(93,617)	20.9
Investment grade	2,770,706	67.5	2,975,479	65.3	(204,773)	45.7
BB	379,433	9.2	422,198	9.3	(42,765)	9.5
B	232,767	5.7	283,636	6.2	(50,869)	11.3
CCC or lower	724,764	17.6	874,814	19.2	(150,050)	33.5
Below investment grade	1,336,964	32.5	1,580,648	34.7	(243,684)	54.3
Total	$4,107,670	100.0%	$4,556,127	100.0%	$(448,457)	100.0%

As of December 31, 2011, we held a total of 439 positions that were in an unrealized loss position. Included in that amount were 192 positions of below investment grade securities with a fair value of $1.3 billion that were in an unrealized loss position. Total unrealized losses related to below investment grade securities were $243.7 million, of which $184.9 million had been in an unrealized loss position for more than twelve months. Below investment grade securities in an unrealized loss position were 3.8% of invested assets.

As of December 31, 2011, securities in an unrealized loss position that were rated as below investment grade represented 32.5% of the total fair value and 54.3% of the total unrealized loss. We have the ability and intent to hold these securities to maturity. After a review of each security and its expected cash flows, we believe the decline in market value to be temporary. As of December 31, 2011, total unrealized losses for all securities in an unrealized loss position for more than twelve months were $255.9 million. A widening of credit spreads is estimated to account for unrealized losses of $504.9 million, with changes in treasury rates offsetting this loss by an estimated $249.0 million.

In addition, market disruptions in the RMBS market negatively affected the market values of our non-agency RMBS securities. The majority of our RMBS holdings as of December 31, 2011, were super senior or senior bonds in the capital structure. Our total non-agency portfolio has a weighted-average life of 2.43 years. The following table categorizes the weighted-average life for our non-agency portfolio, by category of material holdings, as of December 31, 2011:

Non-agency portfolio	Weighted-Average Life
Prime	1.83
Alt-A	3.84

The following table includes the fair value, amortized cost, unrealized loss, and total time period that the security has been in an unrealized loss position for all below investment grade securities as of December 31, 2011:

	Fair Value	% Fair Value	Amortized Cost	% Amortized Cost	Unrealized Loss	% Unrealized Loss
			(Dollars In Thousands)			
<= 90 days	$ 165,506	12.4%	$ 180,932	11.4%	$ (15,426)	6.3%
>90 days but <= 180 days	189,539	14.2	206,222	13.0	(16,683)	6.8
>180 days but <= 270 days	82,852	6.2	97,781	6.2	(14,929)	6.1
>270 days but <= 1 year	74,156	5.5	85,933	5.4	(11,777)	4.8
>1 year but <= 2 years	86,847	6.5	119,860	7.6	(33,013)	13.5
>2 years but <= 3 years	19,335	1.4	22,062	1.4	(2,727)	1.1
>3 years but <= 4 years	509,738	38.1	599,683	37.9	(89,945)	36.9
>4 years but <= 5 years	67,794	5.1	90,072	5.7	(22,278)	9.1
>5 years	141,197	10.6	178,103	11.4	(36,906)	15.4
Total	$1,336,964	100.0%	$1,580,648	100.0%	$(243,684)	100.0%

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Liquidity refers to a company's ability to generate adequate amounts of cash to meet its needs. We meet our liquidity requirements primarily through positive cash flows from our operating subsidiaries. Primary sources of cash from the operating subsidiaries are premiums, deposits for policyholder accounts, investment sales and maturities, and investment income. Primary uses of cash for the operating subsidiaries include benefit payments, withdrawals from policyholder accounts, investment purchases, policy acquisition costs, and other operating expenses. We believe that we have sufficient liquidity to fund our cash needs under normal operating scenarios.

In the event of significant unanticipated cash requirements beyond our normal liquidity needs, we have additional sources of liquidity available depending on market conditions and the amount and timing of the liquidity need. These additional sources of liquidity include cash flows from operations, the sale of liquid assets, accessing our credit facility, and other sources described herein.

Our decision to sell investment assets could be impacted by accounting rules, including rules relating to the likelihood of a requirement to sell securities before recovery of our cost basis. Under stressful market and economic conditions, liquidity may broadly deteriorate which could negatively impact our ability to sell investment assets. If we require on short notice significant amounts of cash in excess of normal requirements, we may have difficulty selling investment assets in a timely manner, be forced to sell them for less than we otherwise would have been able to realize, or both.

While we anticipate that the cash flows of our operating subsidiaries will be sufficient to meet our investment commitments and operating cash needs in a normal credit market environment, we recognize that investment commitments scheduled to be funded may, from time to time, exceed the funds then available. Therefore, we have established repurchase agreement programs for certain of our insurance subsidiaries to provide liquidity when needed. We expect that the rate received on our investments will equal or exceed our borrowing rate. Under this program, we may, from time to time, sell an investment security at a specific price and agree to repurchase that security at another specified price at a later date. The market value of securities to be repurchased is monitored and collateral levels are adjusted where appropriate to protect the counterparty against credit exposure. Cash received is invested in fixed maturity securities. As of December 31, 2011, we had no outstanding balance related to such borrowings. For the year ended December 31, 2011, we had a maximum balance outstanding of $348.2 million related to these programs. The average daily balance was $147.7 million during the year ended December 31, 2011.

Additionally, we may, from time to time, sell short-duration stable value products to complement our cash management practices. Depending on market conditions, we may also use securitization transactions involving our commercial mortgage loans to increase liquidity for the operating subsidiaries.

Credit Facility

Under a revolving line of credit arrangement, we have the ability to borrow on an unsecured basis up to an aggregate principal amount of $500 million (the "Credit Facility"). We have the right in certain circumstances to request that the commitment under the Credit Facility be increased up to a maximum principal amount of $600 million. Balances outstanding under the Credit Facility accrue interest at a rate equal to (i) either the prime rate or the London Interbank Offered Rate ("LIBOR"), plus (ii) a spread based on the ratings of our senior unsecured long-term debt. The Credit Agreement provides that we are liable for the full amount of any obligations for borrowings or letters of credit, including those of PLICO, under the Credit Facility. The maturity date on the Credit Facility is April 16, 2013. There was an outstanding balance of $170.0 million at an interest rate of LIBOR plus 0.40% under the Credit Facility as of December 31, 2011. We were not aware of any non-compliance with the financial debt covenants of the Credit Facility as of December 31, 2011.

Sources and Use of Cash

Our primary sources of funding are dividends from our operating subsidiaries; revenues from investments, data processing, legal, and management services rendered to subsidiaries; investment income; and external financing. These sources of cash support our general corporate needs including our common stock dividends and debt service. The states in which our insurance subsidiaries are domiciled impose certain restrictions on the insurance subsidiaries' ability to pay us dividends. These restrictions are based in part on the prior year's statutory income and/or surplus. Generally, these restrictions pose no short-term liquidity concerns. We plan to retain portions of the earnings of our insurance subsidiaries in those companies primarily to support their future growth.

We are a member of the FHLB of Cincinnati. FHLB advances provide an attractive funding source for short-term borrowing and for the sale of funding agreements. Membership in the FHLB requires that we purchase FHLB capital stock based on a minimum requirement and a percentage of the dollar amount of advances outstanding. Our borrowing capacity is determined by the following factors: 1) total advance capacity is limited to the lower of 50% of total assets or 100% of mortgage-related assets of Protective Life Insurance Company, our largest insurance subsidiary, 2) ownership of appropriate capital and activity stock to support continued membership in the FHLB and current and future advances, and 3) the availability of adequate eligible mortgage or treasury/agency collateral to back current and future advances.

We held $64.6 million of FHLB common stock as of December 31, 2011, which is included in equity securities. In addition, our obligations under the advances must be collateralized. We maintain control over any such pledged assets, including the right of substitution. As of December 31, 2011, we had $1.0 billion of funding agreement-related advances and accrued interest outstanding under the FHLB program.

As of December 31, 2011, we reported approximately $664.8 million (fair value) of Auction Rate Securities ("ARS") in non-Modco portfolios. As of December 31, 2011, 85% of these ARS were rated Aaa/AAA and the remaining 15% were rated Aaa/AA- or better. While the auction rate market has experienced liquidity constraints, we believe that based on our current liquidity position and our operating cash flows, any lack of liquidity in the ARS market will not have a material impact on our liquidity, financial condition, or cash flows.

All of the auction rate securities held, on a consolidated basis, in non-Modco portfolios as of December 31, 2011, were student loan-backed auction rate securities, for which the underlying collateral is at least 97% guaranteed by the Federal Family Education Loan Program ("FFELP"). As there is no current active market for these auction rate securities, we use a valuation model, which incorporates, among other inputs, the contractual terms of each indenture and current valuation information from actively-traded asset-backed securities with comparable underlying assets (i.e. FFELP-backed student loans) and vintage.

We use an income approach valuation model to determine the fair value of our student loan-backed auction rate securities. Specifically, a discounted cash flow method is used. The expected yield on the auction rate securities is estimated for each coupon date, based on the contractual terms on each indenture. The estimated market yield is based on comparable securities with observable yields and an additional yield spread for illiquidity of auction rate securities in the current market.

The auction rate securities held in non-Modco portfolios are classified as a Level 2 or Level 3 valuation. An unrealized loss of $42.7 million and $16.7 million was recorded as of December 31, 2011 and December 31, 2010, respectively, and we have not recorded any other-than-temporary impairment because the underlying collateral for each of the auction rate securities is at least 97% guaranteed by the FFELP and there are subordinate tranches within each of these auction rate security issuances that would support the senior tranches in the event of default. In the event of a complete and total default by all underlying student loans, the principal shortfall, in excess of the 97% FFELP guarantee, would be absorbed by the subordinate tranches. Our non-performance exposure is to the FFELP guarantee, not the underlying student loans. At this time, we have no reason to believe that the U.S. Department of Education would not honor the FFELP guarantee, if it were necessary. In addition, we have the ability and intent to hold these securities until their values recover or maturity. Therefore, we believe that no other-than-temporary impairment has been experienced.

The liquidity requirements of our regulated insurance subsidiaries primarily relate to the liabilities associated with their various insurance and investment products, operating expenses, and income taxes. Liabilities arising from insurance and investment products include the payment of policyholder benefits, as well as cash payments in connection with policy surrenders and withdrawals, policy loans, and obligations to redeem funding agreements.

Our insurance subsidiaries maintain investment strategies intended to provide adequate funds to pay benefits and expected surrenders, withdrawals, loans, and redemption obligations without forced sales of investments. In addition, our insurance subsidiaries hold highly liquid, high-quality short-term investment securities and other liquid investment grade fixed maturity securities to fund our expected operating expenses, surrenders, and withdrawals. As of December 31, 2011, our total cash, cash equivalents, and invested assets were $35.2 billion. The life insurance subsidiaries were committed as of December 31, 2011, to fund mortgage loans in the amount of $182.4 million.

Our positive cash flows from operations are used to fund an investment portfolio that provides for future benefit payments. We employ a formal asset/liability program to manage the cash flows of our investment portfolio relative to our long-term benefit obligations. Our insurance subsidiaries held approximately $271.2 million in cash and short-term investments as of December 31, 2011, and we held $63.4 million in cash and short-term investments available for general corporate purposes.

The following chart includes the cash flows provided by or used in operating, investing, and financing activities for the following periods:

	For The Year Ended December 31,		
	2011	2010	2009
	(Dollars In Thousands)		
Net cash provided by operating activities	$ 620,613	$ 710,254	$1,175,616
Net cash used in investing activities	(791,436)	(597,927)	(375,329)
Net cash (used in) provided by financing activites	173,696	(53,227)	(744,320)
Total	$ 2,873	$ 59,100	$ 55,967

For The Year Ended December 31, 2011 as compared to The Year Ended December 31, 2010

Net cash provided by operating activities—Cash flows from operating activities are affected by the timing of premiums received, fees received, investment income, and expenses paid. Principal sources of cash include sales of our products and services. We typically generate positive cash flows from operating activities, as premiums and deposits collected from our insurance and investment products exceed benefits paid and redemptions, and we invest the excess. Accordingly, in analyzing our cash flows we focus on the change in the amount of cash available and used in investing activities.

Net cash used in investing activities—Changes in cash from investing activities primarily related to the activity in our investment portfolio. In addition, during the year ended December 31, 2011, PLICO completed the reinsurance transaction with Liberty Life and PLICO made a final payment in 2011 for the United Investors acquisition.

Net cash (used in) provided by financing activities—Changes in cash from financing activities included $281.4 million more inflows of investment product and universal life net activity, compared to the prior year. Net activity related to credit facility repayment of borrowings equaled $18.1 million in 2011, compared to net repayment of borrowings of $143.0 million in 2010. We repurchased $124.6 million of non-recourse funding obligations during 2011, as compared to $42.6 million during 2010. Cash used for the repurchase of common stock in 2011 equaled $82.7 million, as compared to no repurchase activity in 2010.

Capital Resources

To give us flexibility in connection with future acquisitions and other funding needs, we have debt securities, preferred and common stock, and additional preferred securities of special purpose finance subsidiaries registered under the Securities Act of 1933 on a delayed (or shelf) basis.

As of December 31, 2011, our capital structure consisted of Senior Notes, Subordinated Debentures, and shareowners' equity. We also have a $500 million revolving line of credit (the "Credit Facility"), under which we could borrow funds with balances due April 16, 2013. The line of credit arrangement contains, among other provisions, requirements for maintaining certain financial ratios and restrictions on the indebtedness that we and our subsidiaries can incur. Additionally, the line of credit arrangement precludes us, on a consolidated basis, from incurring debt in excess of 40% of our total capital. Pursuant to an amendment, this calculation excludes the $800.0 million of senior notes we issued in 2009. As of December 31, 2011, there was a $170.0 million outstanding balance under the Credit Facility at an interest rate of LIBOR plus 0.40%.

Golden Gate Captive Insurance Company ("Golden Gate"), a South Carolina special purpose financial captive insurance company and wholly owned subsidiary of PLICO, had three series of Surplus Notes with a total outstanding balance of $800 million as of December 31, 2011. We hold the entire outstanding balance of Surplus Notes. The Series A1 Surplus Notes have a balance of $400 million and accrue interest at 7.375%, the Series A2 Surplus Notes have a balance of $100 million and accrue interest at 8%, and the Series A3 Surplus Notes have a balance of $300 million and accrue interest at 8.45%.

Golden Gate II Captive Insurance Company ("Golden Gate II"), a special purpose financial captive insurance company wholly owned by PLICO, had $575 million of outstanding non-recourse funding obligations as of December 31, 2011. These outstanding non-recourse funding obligations were issued to special purpose trusts, which in turn issued securities to third parties. Certain of our affiliates purchased a portion of these securities during 2010 and 2011. As a result of these purchases, as of December 31, 2011, securities related to $407.8 million of the outstanding balance of the non-recourse funding obligations were held by external parties and securities related to $167.2 million of the non-recourse funding obligations were held by our affiliates. These non-recourse funding obligations mature in 2052. $275 million of this amount is currently accruing interest at a rate of LIBOR plus 30 basis points. We have experienced higher borrowing costs than were originally expected associated with $300 million of our non-recourse funding obligations supporting the business reinsured to Golden Gate II. These higher costs are the result of higher spread component interest costs associated with the illiquidity of the current market for auction rate securities, as well as a rating downgrade of our guarantor by certain rating agencies. The current rate associated with these obligations is LIBOR plus 200 basis points, which is the maximum rate we can be required to pay under these obligations. We have contingent approval to issue an additional $100 million of obligations. Under the terms of the surplus notes, the holders of the surplus notes cannot require repayment from us or any of our subsidiaries, other than Golden Gate II, the direct issuers of the surplus notes, although we have agreed to indemnify Golden Gate II for certain costs and obligations (which obligations do not include payment of principal and interest on the surplus notes). In addition, we have entered into certain support agreements with Golden Gate II obligating us to make capital contributions or provide support related to certain of Golden Gate II's expenses and in certain circumstances, to collateralize certain of our obligations to Golden Gate II.

Golden Gate III Vermont Captive Insurance Company ("Golden Gate III"), a Vermont special purpose financial captive insurance company and wholly owned subsidiary of PLICO, is party to a Reimbursement Agreement (the "Reimbursement Agreement") with UBS AG, Stamford Branch ("UBS"), as issuing lender. Under the original Reimbursement Agreement, dated April 23, 2010, UBS issued a letter of credit (the "LOC") in the initial amount of $505 million to a trust for the benefit of West Coast Life Insurance Company ("WCL"). The LOC balance increased during 2011 in accordance with the terms of the Reimbursement Agreement. The Reimbursement Agreement was subsequently amended and restated effective November 21, 2011, to replace the existing LOC with one or more letters of credit from UBS, and to extend the maturity date from April 1, 2018, to April 1, 2022. The LOC balance was $560 million as of December 31, 2011. Subject to certain conditions, the amount of the LOC will be periodically increased up to a maximum of $610 million in 2013. The term of the LOC is expected to be 12 years, subject to certain conditions including capital contributions made to Golden Gate III by one of its affiliates. The LOC was issued to support certain obligations of Golden Gate III to WCL under an indemnity reinsurance agreement originally effective April 1, 2010, and subsequently amended and restated as of October 1, 2011.

Golden Gate IV Vermont Captive Insurance Company ("Golden Gate IV"), a Vermont special purpose financial captive insurance company and wholly owned subsidiary of PLICO, is party to a Reimbursement Agreement with UBS AG, Stamford Branch, as issuing lender. Under the Reimbursement Agreement, dated December 10, 2010, UBS issued an LOC in the initial amount of $270 million to a trust for the benefit of WCL. The LOC balance has increased, in accordance with the terms of the Reimbursement Agreement, each quarter of 2011 and was $455 million as of December 31, 2011. Subject to certain conditions, the amount of the LOC will be periodically increased up to a maximum of $790 million in 2016. The term of the LOC is expected to be 12 years. The LOC was issued to support certain obligations of Golden Gate IV to WCL under an indemnity reinsurance agreement originally effective October 1, 2010, which was subsequently amended and restated as of July 1, 2011.

On April 29, 2011, in conjunction with Athene Holding Ltd's acquisition of Liberty Life from an affiliate of Royal Bank of Canada, PLICO reinsured a life and health insurance block from Liberty Life. The capital invested by PLICO in the transaction at closing was $321 million, including a $225 million ceding commission. In conjunction with closing, PLICO invested $40 million in a surplus note issued by Athene Life Re.

Our aggregate debt (long-term debt with maturities greater than 1 year, subordinated debt securities, and a revolving line of credit) increased $18.1 million during the year ended December 31, 2011, as compared to a decrease of $143.0 million during the year ended December 31, 2010.

Debt reductions during 2011, is detailed below:

Description	Amount (Dollars In Thousands)
2011	
Medium Term Notes, matured in 2011	$(9,852)

Debt increases (reductions) in the revolving line of credit during 2011 and 2010 are detailed below:

Description	Amount (Dollars In Thousands)	Interest Rate
2011		
Revolving line of credit	$ 28,000	LIBOR + .40%
2010		
Revolving line of credit	$(143,000)	LIBOR + .40%

Included in the list below is the share repurchase activity under our share repurchase program.

- On May 10, 2010, our Board of Directors extended our previously authorized $100 million share repurchase program through May 9, 2013.
- During the second quarter of 2011, we repurchased approximately 1,094,100 shares, at a total cost of approximately $24.9 million.
- During the third quarter of 2011, we repurchased approximately 1,882,033 shares, at a total cost of approximately $33.6 million.

- On October 31, 2011, our Board of Directors authorized a new share repurchase program that replaces the remaining capacity under the previously authorized program. Under the October 2011 authorization, we may repurchase up to $300 million of shares.
- During the fourth quarter of 2011, we repurchased approximately 1,142,924 shares, at a total cost of approximately $24.2 million under the October 2011 authorization.

The October 2011 authorization extends through December 31, 2014. As under the previously authorized share repurchase program, future repurchase activity will depend on many factors, including capital levels, liquidity needs, rating agency expectations, and the relative attractiveness of alternative uses for capital.

A life insurance company's statutory capital is computed according to rules prescribed by the NAIC, as modified by state law. Generally speaking, other states in which a company does business defer to the interpretation of the domiciliary state with respect to NAIC rules, unless inconsistent with the other state's regulations. Statutory accounting rules are different from GAAP and are intended to reflect a more conservative view, for example, requiring immediate expensing of policy acquisition costs. The NAIC's risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. The achievement of long-term growth will require growth in the statutory capital of our insurance subsidiaries. The subsidiaries may secure additional statutory capital through various sources, such as retained statutory earnings or our equity contributions. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as an ordinary dividend to us from our insurance subsidiaries in 2012 is estimated to be $307.2 million.

State insurance regulators and the NAIC have adopted risk-based capital ("RBC") requirements for life insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks. The requirements provide a means of measuring the minimum amount of statutory surplus appropriate for an insurance company to support its overall business operations based on its size and risk profile. A company's risk-based statutory surplus is calculated by applying factors and performing calculations relating to various asset, premium, claim, expense, and reserve items. Regulators can then measure the adequacy of a company's statutory surplus by comparing it to the RBC. We manage our capital consumption by using the ratio of our total adjusted capital, as defined by the insurance regulators, to our company action level RBC (known as the RBC ratio), also as defined by insurance regulators. As of December 31, 2011, our total adjusted capital and company action level RBC was $2.9 billion and $680.5 million, respectively, providing an RBC ratio of approximately 433%.

Statutory reserves established for variable annuity contracts are sensitive to changes in the equity markets and are affected by the level of account values relative to the level of any guarantees and product design. As a result, the relationship between reserve changes and equity market performance is non-linear during any given reporting period. Market conditions greatly influence the capital required due to its impact on the valuation of reserves and derivative investments mitigating the risk in these reserves. For example, if the level of the S&P 500 had been 10% lower as of December 31, 2011, we estimate that our RBC ratio would have declined by approximately 15 to 20 points. Likewise, if the level of the S&P 500 had been 10% higher as of December 31, 2011, we estimate that our RBC ratio would have increased by an insignificant amount. Risk mitigation activities may result in material and sometimes counterintuitive impacts on statutory surplus and capital margin. Notably, as changes in these market and non-market factors occur, both our potential obligation and the related statutory reserves and/or required capital can vary at a non linear rate.

Our statutory surplus is impacted by credit spreads as a result of accounting for the assets and liabilities on our fixed MVA annuities. Statutory separate account assets supporting the fixed MVA annuities are recorded at fair value. In determining the statutory reserve for the fixed MVA annuities, we are required to use current crediting rates based on U.S. Treasuries. In many capital market scenarios, current crediting rates based on U.S. Treasuries are highly correlated with market rates implicit in the fair value of statutory separate account assets. As a result, the change in the statutory reserve from period to period will likely substantially offset the change in the fair value of the statutory separate account assets. However, in periods of volatile credit markets, actual credit spreads on investment assets may increase or decrease sharply for certain sub-sectors of the overall credit market, resulting in statutory separate account asset market value gains or losses. As actual credit spreads are not fully reflected in current crediting rates based on U.S. Treasuries, the calculation of statutory reserves will not substantially offset the change in fair value of the statutory separate account assets resulting in a change in statutory surplus. The result of this mismatch had an immaterial impact on our statutory surplus for the year ended December 31, 2011, as compared to a positive impact to our statutory surplus of approximately $79 million on a pre-tax basis for the year ended December 31, 2010.

We cede material amounts of insurance and transfer related assets to other insurance companies through reinsurance. However, notwithstanding the transfer of related assets, we remain liable with respect to ceded insurance should any reinsurer fail to meet the obligations that it assumed. We evaluate the financial condition of our reinsurers and monitor the associated concentration of credit risk. For the year ended December 31, 2011, we ceded premiums to third party reinsurers amounting to $1.4 billion. In addition, we had receivables from reinsurers amounting to $5.6 billion as of December 31, 2011. We review reinsurance receivable amounts for collectability and establish bad debt reserves if deemed appropriate. For additional information related to our reinsurance exposure, see Note 8, *Reinsurance*.

Ratings

Various Nationally Recognized Statistical Rating Organizations ("rating organizations") review the financial performance and condition of insurers, including our insurance subsidiaries, and publish their financial strength ratings as indicators of an insurer's ability to meet policyholder and contract holder obligations. These ratings are important to maintaining public confidence in an insurer's products, its ability to market its products and its competitive position. The following table summarizes the financial strength ratings of our significant member companies from the major independent rating organizations as of December 31, 2011:

Ratings	A.M. Best	Fitch	Standard & Poor's	Moody's
Insurance company financial strength rating:				
Protective Life Insurance Company	A+	A	AA−	A2
West Coast Life Insurance Company	A+	A	AA−	A2
Protective Life and Annuity Insurance Company	A+	A	AA−	—
Lyndon Property Insurance Company	A−	—	—	—

Our ratings are subject to review and change by the rating organizations at any time and without notice. A downgrade or other negative action by a ratings organization with respect to the financial strength ratings of our insurance subsidiaries could adversely affect sales, relationships with distributors, the level of policy surrenders and withdrawals, competitive position in the marketplace, and the cost or availability of reinsurance.

Rating organizations also publish credit ratings for the issuers of debt securities, including the Company. Credit ratings are indicators of a debt issuer's ability to meet the terms of debt obligations in a timely manner. These ratings are important in the debt issuer's overall ability to access credit markets and other types of liquidity. Ratings are not recommendations to buy our securities or products. A downgrade or other negative action by a ratings organization with respect to our credit rating could limit our access to capital markets, increase the cost of issuing debt, and a downgrade of sufficient magnitude, combined with other negative factors, could require us to post collateral.

LIABILITIES

Many of our products contain surrender charges and other features that are designed to reward persistency and penalize the early withdrawal of funds. Certain stable value and annuity contracts have market-value adjustments that protect us against investment losses if interest rates are higher at the time of surrender than at the time of issue.

As of December 31, 2011, we had policy liabilities and accruals of approximately $22.1 billion. Our interest-sensitive life insurance policies have a weighted average minimum credited interest rate of approximately 3.62%.

Contractual Obligations

The table below sets forth future maturities of debt, non-recourse funding obligations, subordinated debt securities, stable value products, operating lease obligations, other property lease obligations, mortgage loan and investment commitments, and policyholder obligations.

We enter into various obligations to third parties in the ordinary course of our operations. However, we do not believe that our cash flow requirements can be assessed based upon an analysis of these obligations. The most significant factors affecting our future cash flows are our ability to earn and collect cash from our customers, and the cash flows arising from our investment program. Future cash outflows, whether they are contractual obligations or not, will also vary based upon our future needs. Although some outflows are fixed, others depend on future events. Examples of fixed obligations include our obligations to pay principal and interest on fixed-rate borrowings. Examples of obligations that will vary include obligations to pay interest on variable-rate borrowings and insurance liabilities that depend on future interest rates, market performance, or surrender provisions. Many of our obligations are linked to cash-generating contracts. In addition, our operations involve significant expenditures that are not based upon commitments. These include expenditures for income taxes and payroll.

As of December 31, 2011, we carried a $5.7 million liability for uncertain tax positions, including interest on unrecognized tax benefits. These amounts are not included in the long-term contractual obligations table because of the difficulty in making reasonably reliable estimates of the occurrence or timing of cash settlements with the respective taxing authorities.

		Payments due by period			
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Dollars In Thousands)				
Debt[1]	$ 2,652,183	$ 91,696	$ 733,131	$ 144,900	$ 1,682,456
Non-recourse funding obligations[2]	641,849	5,773	11,546	11,546	612,984
Subordinated debt securities[3]	1,784,853	37,142	74,284	74,284	1,599,143
Stable value products[4]	2,901,535	1,032,884	1,049,287	797,357	22,007
Operating leases[5]	33,092	9,337	14,673	8,088	994
Home office lease[6]	76,542	737	75,805	—	—
Mortgage loan and investment commitments	191,165	191,165	—	—	—
Policyholder obligations[7]	25,825,937	2,413,139	3,212,756	2,945,234	17,254,808
Total	$34,107,756	$3,781,873	$5,171,482	$3,981,409	$21,172,392

(1) Debt includes all principal amounts owed on note agreements and expected interest payments due over the term of the notes.

(2) Non-recourse funding obligations include all principal amounts owed on note agreements and expected interest payments due over the term of the notes.

(3) Subordinated debt securities includes all principal amounts owed to our non-consolidated special purpose finance subsidiaries and interest payments due over the term of the obligations.

(4) Anticipated stable value products cash flows including interest.

(5) Includes all lease payments required under operating lease agreements.

(6) The lease payments shown assume we exercise our option to purchase the building at the end of the lease term. Additionally, the payments due by the periods above were computed based on the terms of the renegotiated lease agreement, which was entered in January 2007.

(7) Estimated contractual policyholder obligations are based on mortality, morbidity, and lapse assumptions comparable to our historical experience, modified for recent observed trends. These obligations are based on current balance sheet values and include expected interest crediting, but do not incorporate an expectation of future market growth, or future deposits. Due to the significance of the assumptions used, the amounts presented could materially differ from actual results. As variable separate account obligations are legally insulated from general account obligations, the variable separate account obligations will be fully funded by cash flows from variable separate account assets. We expect to fully fund the general account obligations from cash flows from general account investments.

Employee Benefit Plans

We sponsor a defined benefit pension plan covering substantially all of our employees. In addition, we sponsor an unfunded excess benefit plan and provide other postretirement benefits to eligible employees.

We report the net funded status of our pension and other postretirement plans in the consolidated balance sheet. The net funded status represents the differences between the fair value of plan assets and the projected benefit obligation.

Our funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act ("ERISA") plus such additional amounts as we may determine to be appropriate from time to time. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. We may also make additional contributions in future periods to maintain an adjusted funding target attainment percentage ("AFTAP") of at least 80%. During January of 2012, we made a $2.3 million contribution to the defined benefit pension plan. We have not yet determined the total amount we will fund for the remainder of 2012, but we estimate that the amount will be between $15 million and $20 million.

For a complete discussion of our benefit plans, additional information related to the funded status of our benefit plans, and our funding policy, see Note 14, *Employee Benefit Plans*.

FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB guidance defines fair value for GAAP and establishes a framework for measuring fair value as well as a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The term "fair value" in this document is defined in accordance with GAAP. The standard describes three levels of inputs that may be used to measure fair value. For more information, see Note 2, *Summary of Significant Accounting Policies* and Note 20, *Fair Value of Financial Instruments.*

Available-for-sale securities and trading account securities are recorded at fair value, which is primarily based on actively traded markets where prices are based on either direct market quotes or observed transactions. Liquidity is a significant factor in the determination of the fair value for these securities. Market price quotes may not be readily available for some positions or for some positions within a market sector where trading activity has slowed significantly or ceased. These situations are generally triggered by the market's perception of credit uncertainty regarding a single company or a specific market sector. In these instances, fair value is determined based on limited available market information and other factors, principally from reviewing the issuer's financial position, changes in credit ratings, and cash flows on the investments. As of December 31, 2011, $858.4 million of available-for-sale and trading account assets, excluding other long-term investments, were classified as Level 3 fair value assets.

The fair values of derivative assets and liabilities include adjustments for market liquidity, counterparty credit quality, and other deal specific factors, where appropriate. The fair values of derivative assets and liabilities traded in the over-the-counter market are determined using quantitative models that require the use of multiple market inputs including interest rates, prices, and indices to generate continuous yield or pricing curves and volatility factors. The predominance of market inputs are actively quoted and can be validated through external sources. Estimation risk is greater for derivative financial instruments that are either option-based or have longer maturity dates where observable market inputs are less readily available or are unobservable, in which case quantitative based extrapolations of rate, price, or index scenarios are used in determining fair values. As of December 31, 2011, the Level 3 fair values of derivative assets and liabilities determined by these quantitative models were $12.7 million and $437.6 million, respectively.

The liabilities of certain of our annuity account balances are calculated at fair value using actuarial valuation models. These models use various observable and unobservable inputs including projected future cash flows, policyholder behavior, our credit rating, and other market conditions. As of December 31, 2011, the Level 3 fair value of these liabilities was $136.5 million.

For securities that are priced via non-binding independent broker quotations, we assess whether prices received from independent brokers represent a reasonable estimate of fair value through an analysis using internal and external cash flow models developed based on spreads and, when available, market indices. We use a market-based cash flow analysis to validate the reasonableness of prices received from independent brokers. These analytics, which are updated daily, incorporate various metrics (yield curves, credit spreads, prepayment rates, etc.) to determine the valuation of such holdings. As a result of this analysis, if we determine there is a more appropriate fair value based upon the analytics, the price received from the independent broker is adjusted accordingly.

Of our $871.1 million of total assets (measured at fair value on a recurring basis) classified as Level 3 assets, $643.2 million were ABS. Of this amount, $614.8 million were student loan related ABS and $28.4 million were non-student loan related ABS. The years of issuance of the ABS are as follows:

Year of Issuance	Amount (In Millions)
2002	$290
2003	94
2004	117
2005	9
2006	28
2007	105
Total	$643

The ABS was rated as follows: $529.7 million were AAA rated, $110.3 million were AA rated, and $3.2 million were A rated. We do not expect any credit losses on these securities related to student loans since the majority of the underlying collateral of the student loan asset-backed securities is guaranteed by the U.S. Department of Education.

MARKET RISK EXPOSURES AND OFF-BALANCE SHEET ARRANGEMENTS

Our financial position and earnings are subject to various market risks including changes in interest rates, changes in the yield curve, changes in spreads between risk-adjusted and risk-free interest rates, changes in foreign currency rates, changes in used vehicle prices, and equity price risks and issuer defaults. We analyze and manage the risks arising from market exposures of financial instruments, as well as other risks, through an integrated asset/liability management process. Our asset/liability management programs and procedures involve the monitoring of asset and liability durations for various product lines; cash flow testing under various interest rate scenarios; and the continuous rebalancing of assets and liabilities with respect to yield, credit and market risk, and cash flow characteristics. These programs also incorporate the use of derivative financial instruments primarily to reduce our exposure to interest rate risk, inflation risk, currency exchange risk, volatility risk, and equity market risk. See Note 21, *Derivative Financial Instruments* for additional information on our financial instruments.

The primary focus of our asset/liability program is the management of interest rate risk within the insurance operations. This includes monitoring the duration of both investments and insurance liabilities to maintain an appropriate balance between risk and profitability for each product category, and for us as a whole. It is our policy to maintain asset and liability durations within one-half year of one another, although, from time to time, a broader interval may be allowed.

We are exposed to credit risk within our investment portfolio and through derivative counterparties. Credit risk relates to the uncertainty of an obligor's continued ability to make timely payments in accordance with the contractual terms of the instrument or contract. We manage credit risk through established investment policies which attempt to address quality of obligors and counterparties, credit concentration limits, diversification requirements, and acceptable risk levels under expected and stressed scenarios. Derivative counterparty credit risk is measured as the amount owed to us, net of collateral held, based upon current market conditions and potential payment obligations between us and our counterparties. We minimize the credit risk in derivative financial instruments by entering into transactions with high quality counterparties, (A-rated or higher at the time we enter into the contract) and we maintain collateral support agreements with certain of those counterparties.

We utilize a risk management strategy that includes the use of derivative financial instruments. Derivative instruments expose us to credit market and basis risk. Such instruments can change materially in value from quarter-to-quarter. We minimize our credit risk by entering into transactions with highly rated counterparties. We manage the market and basis risks by establishing and monitoring limits as to the types and degrees of risk that may be undertaken. We monitor our use of derivatives in connection with our overall asset/liability management programs and procedures. In addition, all derivative programs are monitored by our risk management department.

Derivative instruments that are used as part of our interest rate risk management strategy include interest rate swaps, interest rate futures, interest rate caps and interest rate options. Our inflation risk management strategy involves the use of swaps that require us to pay a fixed rate and receive a floating rate that is based on changes in the Consumer Price Index ("CPI").

We may use the following types of derivative contracts to mitigate our exposure to certain guaranteed benefits related to variable annuity contracts:

- Foreign Currency Futures
- Variance Swaps
- Interest Rate Futures
- Equity Options
- Equity Futures
- Credit Derivatives
- Interest Rate Swaps

We believe our asset/liability management programs and procedures and certain product features provide protection against the effects of changes in interest rates under various scenarios. Additionally, we believe our asset/liability management programs and procedures provide sufficient liquidity to enable us to fulfill our obligation to pay benefits under our various insurance and deposit contracts. However, our asset/liability management programs and procedures incorporate assumptions about the relationship between short-term and long-term interest rates (i.e., the slope of the yield curve), relationships between risk-adjusted and risk-free interest rates, market liquidity, spread movements, implied volatility, policyholder behavior, and other factors, and the effectiveness of our asset/liability management programs and procedures may be negatively affected whenever actual results differ from those assumptions.

The following table sets forth the estimated market values of our fixed maturity investments and mortgage loans resulting from a hypothetical immediate 100 basis point increase in interest rates from levels prevailing as of December 31, 2011, and the percent change in fair value the following estimated fair values would represent:

As of December 31,	Amount	Percent Change
	(Dollars In Millions)	
2011		
Fixed maturities	$25,999.4	(7.1)%
Mortgage loans	5,977.4	(4.4)
2010		
Fixed maturities	$23,144.5	(6.2)%
Mortgage loans	5,100.3	(4.4)

Estimated fair values were derived from the durations of our fixed maturities and mortgage loans. Duration measures the change in fair value resulting from a change in interest rates. While these estimated fair values provide an indication of how sensitive the fair values of our fixed maturities and mortgage loans are to changes in interest rates, they do not represent management's view of future fair changes or the potential impact of fluctuations in credit spreads. Actual results may differ from these estimates.

In the ordinary course of our commercial mortgage lending operations, we may commit to provide a mortgage loan before the property to be mortgaged has been built or acquired. The mortgage loan commitment is a contractual obligation to fund a mortgage loan when called upon by the borrower. The commitment is not recognized in our financial statements until the commitment is actually funded. The mortgage loan commitment contains terms, including the rate of interest, which may be different than prevailing interest rates.

As of December 31, 2011 and 2010, we had outstanding mortgage loan commitments of $182.4 million at an average rate of 5.58% and $212.5 million at an average rate of 5.94%, respectively, with estimated fair values of $211.9 million and $231.2 million, respectively (using discounted cash flows from the first call date). The following table sets forth the estimated fair value of our mortgage loan commitments resulting from a hypothetical immediate 100 basis point increase in interest rate levels prevailing as of December 31, 2011, and the percent change in fair value the following estimated fair values would represent:

As of December 31,	Amount	Percent Change
	(Dollars In Millions)	
2011	$202.4	(4.5)%
2010	219.0	(5.3)

The estimated fair values were derived from the durations of our outstanding mortgage loan commitments. While these estimated fair values provide an indication of how sensitive the fair value of our outstanding commitments are to changes in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

As previously discussed, we utilize a risk management strategy that involves the use of derivative financial instruments. Derivative instruments expose us to credit and market risk and could result in material changes from period to period. We minimize our credit risk by entering into transactions with highly rated counterparties. We manage the market risk by establishing and monitoring limits as to the types and degrees of risk that may be undertaken. We monitor our use of derivatives in connection with our overall asset/liability management programs and procedures.

As of December 31, 2011, total derivative contracts with a notional amount of $12.5 billion were in a $441.9 million net loss position. Included in the $12.5 billion, is a notional amount of $2.8 billion in a $277.8 million net loss position that relates to our Modco trading portfolio. Also included in the total, is $4.6 billion in a $147.0 million net loss position that relates to our GMWB derivatives. As of December 31, 2010, total derivative contracts with a notional amount of $7.4 billion were in a $216.5 million net loss position. We recognized losses of $155.3 million, $138.2 million, and $178.0 million related to derivative financial instruments for the years ended December 31, 2011, 2010, and 2009, respectively.

The following table sets forth the notional amount and fair value of our interest rate risk related derivative financial instruments and the estimated fair value resulting from a hypothetical immediate plus and minus 100 basis points change in interest rates from levels prevailing as of December 31:

	Notional Amount	Fair Value as of December 31,	Fair Value Resulting From an Immediate +/− 100 bps Change in the Underlying Reference Interest Rates	
			+100 bps	−100 bps
	(Dollars In Millions)			
2011				
Futures[1]	$ 885.5	$ 5.2	$(35.1)	$ 52.7
Caps	3,000.0	2.7	31.3	—
Floating to fixed Swaps[2]	476.5	(10.3)	(10.8)	(10.6)
Total	$4,362.0	$ (2.4)	$(14.6)	$ 42.1
2010				
Futures	$ 598.4	$(16.7)	$(87.9)	$ 63.5
Floating to fixed Swaps[2]	503.4	(24.1)	(7.7)	(41.9)
Total	$1,101.8	$(40.8)	$(95.6)	$ 21.6

(1) Interest rate change scenario subject to floor, based on treasury rates as of December 31, 2011.

(2) Includes an effect for inflation.

The following table sets forth the notional amount and fair value of our credit default swaps and the estimated fair value resulting from a hypothetical immediate plus and minus ten percentage point change in investment grade credit spreads from levels prevailing as of December 31:

	Notional Amount	Fair Value as of December 31,	Fair Value Resulting From an Immediate +/− 10% Change in Credit Spreads	
			+10%	−10%
	(Dollars In Millions)			
2011				
Credit default swaps	$ —	$ —	$ —	$ —
2010				
Credit default swaps	$25.0	$(1.1)	$(1.4)	$(0.8)

The following table sets forth the notional amount and fair value of our equity futures and options and the estimated fair value resulting from a hypothetical immediate plus and minus ten percentage point change in equity level from levels prevailing as of December 31:

	Notional Amount	Fair Value as of December 31,	Fair Value Resulting From an Immediate +/− 10% Change in the Underlying Reference Index Equity Level	
			+10%	−10%
	(Dollars In Millions)			
2011				
Futures	$239.4	$(0.6)	$(24.5)	$23.3
Options	440.2	19.6	11.1	34.2
Total	$679.6	$19.0	$(13.4)	$57.5
2010				
Futures	$327.3	$(7.3)	$(40.7)	$26.2
Options	95.0	6.8	3.8	11.4
Total	$422.3	$(0.5)	$(36.9)	$37.6

The following table sets forth the notional amount and fair value of our currency futures and the estimated fair value resulting from a hypothetical immediate plus and minus ten percentage point change in currency level from levels prevailing as of December 31:

	Notional Amount	Fair Value as of December 31,	Fair Value Resulting From an Immediate +/− 10% Change in the Underlying Reference Index Currency Level	
			+10%	−10%
	(Dollars In Millions)			
2011				
Currency futures	$72.3	$0.8	$(6.3)	$8.0

The following table sets forth the notional amount and fair value of our variance swap and the estimated fair value resulting from a hypothetical immediate plus and minus ten percentage point change in volatility level from levels prevailing as of December 31:

	Notional Amount	Fair Value as of December 31,	Fair Value Resulting From an Immediate +/− 10% Change in Volatility Level	
			+10%	−10%
	(Dollars In Millions)			
2011				
Variance swap	$ —	$ —	$ —	$ —
2010				
Variance swap	$338.4	$(2.4)	$17.4	$(16.3)

Estimated gains and losses were derived using pricing models specific to derivative financial instruments. While these estimated gains and losses provide an indication of how sensitive our derivative financial instruments are to changes in interest rates, volatility, equity levels, and credit spreads, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

Our stable value contract and annuity products tend to be more sensitive to market risks than our other products. As such, many of these products contain surrender charges and other features that reward persistency and penalize the early withdrawal of funds. Certain stable value and annuity contracts have market-value adjustments that protect us against investment losses if interest rates are higher at the time of surrender than at the time of issue. Additionally, approximately $1.9 billion of our stable value contracts have no early termination rights.

As of December 31, 2011, we had $2.8 billion of stable value product account balances with an estimated fair value of $2.9 billion (using discounted cash flows) and $10.9 billion of annuity account balances with an estimated fair value of $10.8 billion (using discounted cash flows). As of December 31, 2010, we had $3.1 billion of stable value product account balances with an estimated fair value of $3.2 billion (using discounted cash flows) and $10.6 billion of annuity account balances with an estimated fair value of $10.5 billion (using discounted cash flows).

The following table sets forth the estimated fair values of our stable value and annuity account balances resulting from a hypothetical immediate 100 basis point decrease in interest rates from levels prevailing and the percent change in fair value that the following estimated fair values would represent:

As of December 31,	Amount	Percent Change
	(Dollars In Millions)	
2011		
Stable value product account balances	$ 2,791.8	1.3%
Annuity account balances	10,879.4	1.0
2010		
Stable value product account balances	$ 3,129.1	1.7%
Annuity account balances	10,577.4	1.0

Estimated fair values were derived from the durations of our stable value and annuity account balances. While these estimated fair values provide an indication of how sensitive the fair values of our stable value and annuity account balances are to changes in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

Certain of our liabilities relate to products whose profitability could be significantly affected by changes in interest rates. In addition to traditional whole life and term insurance, many universal life policies with secondary guarantees that insurance coverage will remain in force (subject to the payment of specified premiums) have such characteristics. These products do not allow us to adjust policyholder premiums after a policy is issued, and most of these products do not have significant account values upon which we credit interest. If interest rates fall, these products could have both decreased interest earnings and increased amortization of deferred acquisition costs, and the converse could occur if interest rates rise.

Employee Benefit Plans

Pursuant to the accounting guidance related to our obligations to employees under our pension plan and other postretirement benefit plans, we are required to make a number of assumptions to estimate related liabilities and expenses. Our most significant assumptions are those for the discount rate and expected long-term rate of return.

Discount Rate Assumption

The assumed discount rates used to determine the benefit obligations were based on an analysis of future benefits expected to be paid under the plans. The assumed discount rate reflects the interest rate at which an amount that is invested in a portfolio of high-quality debt instruments on the measurement date would provide the future cash flows necessary to pay benefits when they come due.

The following presents our estimates of the hypothetical impact to the December 31, 2011 benefit obligation and to the 2011 benefit cost, associated with sensitivities related to the discount rate assumption:

	Defined Benefit Pension Plan	Other Postretirement Benefit Plans[1]
	(Dollars in Thousands)	
Increase (Decrease) in Benefit Obligation:		
100 basis point increase	$(24,249)	$(3,840)
100 basis point decrease	30,373	4,575
Increase (Decrease) in Benefit Cost:		
100 basis point increase	(3,172)	(234)
100 basis point decrease	3,953	292

(1) Includes excess pension plan, retiree medical plan, and postretirement life insurance plan

Long-term Rate of Return Assumption

In assessing the reasonableness of our long-term rate of return assumption for our defined benefit pension plan, we obtained 25 year annualized returns for each of the represented asset classes. In addition, we received evaluations of market performance based on the Company's asset allocation as provided by external consultants. A combination of these statistical analytics provided results that the Company utilized to determine an appropriate long-term rate of return assumption. In assessing the reasonableness of our long-term rate of return assumption for our postretirement life insurance plan, we utilized a 20 year annualized return and a 20 year average return on Barclay's short treasury index. Our long-term rate of return assumption was determined based on analytics related to these 20 year return results.

The following presents our estimates of the hypothetical impact to the 2011 benefit cost, associated with sensitivities related to the long-term rate of return assumption:

	Defined Benefit Pension Plan	Other Postretirement Benefit Plans[1]
	(Dollars in Thousands)	
Increase (Decrease) in Benefit Cost:		
100 basis point increase	$(1,293)	$(62)
100 basis point decrease	1,293	62

(1) Includes excess pension plan, retiree medical plan, and postretirement life insurance plan

For additional information on our benefit plan assumptions, see Note 14, *Employee Benefit Plans*.

RECENTLY ISSUED ACCOUNTING STANDARDS

See Note 2, *Summary of Significant Accounting Policies*, to the consolidated financial statements for information regarding recently issued accounting standards. Included below, is accounting pronouncement ASU No. 2010-26 that we will adopt as of January 1, 2012 and the estimated effect on our financial statements.

ASU No. 2010-26—Financial Services—Insurance—Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts. The objective of this Update is to address diversity in practice regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. This Update prescribes that certain incremental direct costs of successful initial or renewal contract acquisitions may be deferred. It defines incremental direct costs as those costs that result directly from and are essential to the contract transaction and would not have been incurred by the insurance entity had the contract transaction not occurred. This Update also clarifies the definition of the types of incurred costs that may be capitalized and the accounting and recognition treatment of advertising, research, and other administrative costs related to the acquisition of insurance contracts. This Update is effective for periods beginning after December 15, 2011 and is to be applied prospectively. Early adoption and retrospective application are optional. Our expected retrospective adoption of this Update will result in a reduction in our deferred acquisition cost asset as well as a decrease in the future amortization associated with those previously deferred costs. There will also be a reduction in the level of costs we defer subsequent to adoption. We are evaluating the full effects of implementing this Update, but we currently estimate that its retrospective adoption will result in a cumulative effect adjustment to reduce the opening balance of shareowners' equity of between 16% and 18% as of January 1, 2012, including a reduction of between approximately 27% and 29% of its existing deferred acquisition cost asset balance as of January 1, 2012. We currently estimate that if the change were in effect at December 31, 2011, the adoption of this Update would have resulted in a decrease to net income in 2011 of between 6% and 8%.

RECENT DEVELOPMENTS

The NAIC approved regulatory changes in 2011 that impacted our insurance subsidiaries and their competitors in 2011 and will continue to do so in 2012. With regard to the amount of admitted deferred tax asset that an insurance company may report on its statutory financial statements, the NAIC implemented temporary rules that were first effective in 2009; these rules generally increased the amount of such asset during the three-year period ending December 31, 2011. During 2011, the NAIC issued Statement of Statutory Accounting Principles No. 101—Income Taxes, which replaces this previous set of rules regarding an insurance company's statutory accounting for income taxes, beginning in 2012. At this time, the Company believes that the amount of admitted deferred tax assets that it will report in its 2012 statutory financial statements will not be materially different from what it would have reported had the aforementioned, previous set of rules stayed in effect.

In 2011, the NAIC announced more focused inquiries on certain matters that could have an impact on the Company's financial condition and results of operations. Such inquiries concern, for example, examination of statutory accounting disclosures for separate accounts, insurer use of captive reinsurance companies, certain aspects of insurance holding company reporting and disclosure, and reinsurance. In addition, the NAIC has been studying the reserving for universal life policies with secondary guarantees ("ULSG"), as defined in Actuarial Guideline XXXVIII ("AG38"). In January 2012, a subgroup of the NAIC approved a Draft Bifurcated Approach to AG38 ("Draft Bifurcated Approach") that proposes revisions to reserving for ULSG products, applicable to both existing business and new business. The Company cannot predict whether the Draft Bifurcated Approach will be adopted, nor what form the final Bifurcated Approach will take if it is adopted. The NAIC also continues to consider various initiatives to change and modernize its financial and solvency regulations. It is considering changing to a principles-based reserving method for life insurance and annuity reserves, changes to the accounting and risk-based capital regulations, changes to the governance practices of insurers, and other items. Some of these proposed changes would require the approval of state legislatures. We cannot provide any estimate as to what impact these more focused inquires or proposed changes, if they occur, will have on our reserve and capital requirements.

During the fourth quarter of 2010, the Federal Housing Finance Agency issued an Announced Notice of Proposed Rulemaking ("ANPR"). The purpose of the ANPR is to seek comment on several possible changes to the requirements applicable to members of the FHLB. Any changes to such requirements that eliminate the Company's eligibility for continued FHLB membership or limit the Company's borrowing capacity pursuant to its FHLB membership could have a material adverse effect on the Company. The Company can give no assurance as to the outcome of the ANPR.

IMPACT OF INFLATION

Inflation increases the need for life insurance. Many policyholders who once had adequate insurance programs may increase their life insurance coverage to provide the same relative financial benefit and protection. Higher interest rates may result in higher sales of certain of our investment products.

The higher interest rates that have traditionally accompanied inflation could also affect our operations. Policy loans increase as policy loan interest rates become relatively more attractive. As interest rates increase, disintermediation of stable value and annuity account balances and individual life policy cash values may increase. The market value of our fixed-rate, long-term investments may decrease, we may be unable to implement fully the interest rate reset and call provisions of our mortgage loans, and our ability to make attractive mortgage loans, including participating mortgage loans, may decrease. In addition, participating mortgage loan income may decrease. The difference between the interest rate earned on investments and the interest rate credited to life insurance and investment products may also be adversely affected by rising interest rates.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The information required by this item is included in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* and Item 8, *Financial Statements and Supplementary Data*.

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Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

The following financial statements are located in this report on the pages indicated.

For supplemental quarterly financial information, please see Note 23, *Consolidated Quarterly Results—Unaudited* of the notes to consolidated financial statements included herein.

PROTECTIVE LIFE CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	For The Year Ended December 31,		
	2011	2010	2009
	(Dollars In Thousands, Except Per Share Amounts)		
Revenues			
Premiums and policy fees	$ 2,800,140	$ 2,625,394	$ 2,689,699
Reinsurance ceded	(1,394,675)	(1,408,340)	(1,527,053)
Net of reinsurance ceded	1,405,465	1,217,054	1,162,646
Net investment income	1,820,643	1,683,676	1,665,036
Realized investment gains (losses):			
Derivative financial instruments	(155,251)	(138,249)	(177,953)
All other investments	234,915	154,366	300,194
Other-than-temporary impairment losses	(62,332)	(75,341)	(227,770)
Portion recognized in other comprehensive income (before taxes)	14,890	33,831	47,725
Net impairment losses recognized in earnings	(47,442)	(41,510)	(180,045)
Other income	307,812	222,418	298,148
Total revenues	3,566,142	3,097,755	3,068,026
Benefits and expenses			
Benefits and settlement expenses, net of reinsurance ceded: (2011—$1,228,775; 2010—$1,278,657; 2009—$1,419,702)	2,233,473	2,089,429	1,977,979
Amortization of deferred policy acquisition costs and value of business acquired	315,923	209,722	345,569
Other operating expenses, net of reinsurance ceded: (2011—$198,888; 2010—$199,610; 2009—$209,937)	509,594	409,741	327,700
Total benefits and expenses	3,058,990	2,708,892	2,651,248
Income before income tax	507,152	388,863	416,778
Income tax (benefit) expense			
Current	9,774	(3,214)	(49,727)
Deferred	158,063	132,281	195,017
Total income tax expense	167,837	129,067	145,290
Net income	339,315	259,796	271,488
Less: Net income (loss) attributable to noncontrolling interests	245	(445)	—
Net income available to PLC's common shareowners[(1)]	$ 339,070	$ 260,241	$ 271,488
Net income available to PLC's common shareowners—basic	$ 3.98	$ 3.01	$ 3.37
Net income available to PLC's common shareowners—diluted	$ 3.92	$ 2.97	$ 3.34
Cash dividends paid per share	$ 0.620	$ 0.540	$ 0.480
Average shares outstanding—basic	85,208,612	86,567,069	80,488,694
Average shares outstanding—diluted	86,475,229	87,675,857	81,249,265

(1) Protective Life Corporation ("PLC")

See Notes to Consolidated Financial Statements

PROTECTIVE LIFE CORPORATION
CONSOLIDATED BALANCE SHEETS

	As of December 31,	
	2011	2010
	(Dollars In Thousands)	
Assets		
Fixed maturities, at fair value (amortized cost: 2011—$26,137,960; 2010—$24,002,893)	$27,983,446	$24,676,939
Equity securities, at fair value (cost: 2011—$345,874; 2010—$349,605)	335,232	359,412
Mortgage loans (2011 and 2010 includes: $858,139 and $934,655 related to securitizations)	5,353,481	4,892,829
Investment real estate, net of accumulated depreciation (2011—$1,547; 2010—$1,200)	29,899	25,340
Policy loans	879,819	793,448
Other long-term investments	257,714	276,337
Short-term investments	101,489	352,824
Total investments	34,941,080	31,377,129
Cash	267,298	264,425
Accrued investment income	350,580	329,078
Accounts and premiums receivable, net of allowance for uncollectible amounts (2011—$3,899; 2010—$4,330)	84,754	58,580
Reinsurance receivables	5,645,471	5,608,029
Deferred policy acquisition costs and value of business acquired	4,036,757	3,851,743
Goodwill	111,659	114,758
Property and equipment, net of accumulated depreciation (2011—$134,924; 2010—$130,576)	48,578	39,386
Other assets	150,549	169,664
Income tax receivable	50,783	45,582
Assets related to separate accounts		
Variable annuity	6,741,959	5,170,193
Variable universal life	502,617	534,219
Total assets	$52,932,085	$47,562,786

See Notes to Consolidated Financial Statements

PROTECTIVE LIFE CORPORATION
CONSOLIDATED BALANCE SHEETS
(continued)

	As of December 31, 2011	As of December 31, 2010
	(Dollars In Thousands)	
Liabilities		
Future policy benefits and claims	$20,867,989	$18,530,564
Unearned premiums	1,258,785	1,182,828
Total policy liabilities and accruals	22,126,774	19,713,392
Stable value product account balances	2,769,510	3,076,233
Annuity account balances	10,946,848	10,591,605
Other policyholders' funds	546,516	578,037
Other liabilities	1,065,451	926,201
Mortgage loan backed certificates	19,755	61,678
Deferred income taxes	1,540,397	1,022,130
Non-recourse funding obligations	407,800	532,400
Debt	1,520,000	1,501,852
Subordinated debt securities	524,743	524,743
Liabilities related to separate accounts		
Variable annuity	6,741,959	5,170,193
Variable universal life	502,617	534,219
Total liabilities	48,712,370	44,232,683
Commitments and contingencies—Note 11		
Shareowners' equity		
Preferred Stock; $1 par value, shares authorized: 4,000,000; Issued: None		
Common Stock, $.50 par value, shares authorized: 2011 and 2010—160,000,000 shares issued: 2011 and 2010—88,776,960	44,388	44,388
Additional paid-in-capital	598,106	586,592
Treasury stock, at cost (2011—7,107,765 shares; 2010—3,108,983 shares)	(107,740)	(26,072)
Retained earnings	2,719,492	2,432,925
Accumulated other comprehensive income (loss):		
Net unrealized gains (losses) on investments, net of income tax: (2011—$578,780; 2010—$195,096)	1,074,878	362,321
Net unrealized (losses) gains relating to other-than-temporary impaired investments for which a portion has been recognized in earnings, net of income tax: (2011—$(18,428); 2010—$(5,223))	(34,224)	(9,700)
Accumulated loss—derivatives, net of income tax: (2011—$(4,111); 2010—$(6,355))	(7,634)	(11,802)
Postretirement benefits liability adjustment, net of income tax: (2011—$(35,970); 2010—$(25,612))	(66,801)	(47,565)
Total Protective Life Corporation's shareowners' equity	4,220,465	3,331,087
Noncontrolling interest	(750)	(984)
Total equity	4,219,715	3,330,103
Total liabilities and shareowners' equity	$52,932,085	$47,562,786

See Notes to Consolidated Financial Statements

PROTECTIVE LIFE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY

	Common Stock	Additional Paid-In-Capital	Treasury Stock	Unallocated Stock in ESOP	Retained Earnings	Accumulated Other Comprehensive Income (Loss): Net Unrealized Gains / (Losses) on Investments	Accumulated Other Comprehensive Income (Loss): Accumulated Gain / (Loss) Derivatives	Accumulated Other Comprehensive Income (Loss): Minimum Pension Liability Adjustments	Total Protective Life Corporation's shareowners' equity	Non controlling Interest	Total Equity
						(Dollars In Thousands)					
Balance, December 31, 2008	$36,626	$448,481	$ (26,978)	$(474)	$1,970,496	$(1,575,028)	$(46,762)	$(45,266)	$ 761,095	$ —	$ 761,095
Net income for 2009					271,488				271,488	—	271,488
Change in net unrealized gains/losses on investments (net of income tax—$(685,273))						1,245,817			1,245,817	—	1,245,817
Reclassification adjustment for investment amounts included in net income (net of income tax—$(56,510))						103,563			103,563	—	103,563
Change in net unrealized gains/losses relating to other-than-temporary impaired investments for which a portion has been recognized in earnings (net of income tax—$(16,704))						(31,021)			(31,021)	—	(31,021)
Change in accumulated gain (loss) derivatives (net of income tax—$(15,502))							27,904		27,904	—	27,904
Reclassification adjustment for derivative amounts included in net income (net of income tax—$(295))							531		531	—	531
Change in postretirement benefits liability adjustment (net of income tax—$(489))								(907)	(907)	—	(907)
Comprehensive income for 2009									1,617,375	—	1,617,375
Cash dividends ($0.48 per share)					(37,340)				(37,340)	—	(37,340)
Equity offering/Capital paid in	7,762	125,888							133,650	—	133,650
Stock-based compensation		2,518	1,049						3,567	—	3,567
Allocation of stock to employee accounts				474					474	—	474
Balance, December 31, 2009	$44,388	$576,887	$ (25,929)	$ —	$2,204,644	$ (256,669)	$(18,327)	$(46,173)	$2,478,821	$ —	$2,478,821
Net income for 2010					260,241				260,241	(445)	259,796
Change in net unrealized gains/losses on investments (net of income tax—$322,168)						597,668			597,668	—	597,668
Reclassification adjustment for investment amounts included in net income (net of income tax—$(5,335))						(9,699)			(9,699)	—	(9,699)
Change in net unrealized gains/losses relating to other-than-temporary impaired investments for which a portion has been recognized in earnings (net of income tax—$11,481)						21,321			21,321	—	21,321
Change in accumulated gain (loss) derivatives (net of income tax—$4,441)							7,630		7,630	—	7,630
Reclassification adjustment for derivatives amounts included in net income (net of income tax—$(614))							(1,105)		(1,105)	—	(1,105)
Change in postretirement benefits liability adjustment (net of income tax—$(749))								(1,392)	(1,392)	—	(1,392)
Comprehensive income for 2010									874,664	(445)	874,219
Cash dividends ($0.540 per share)					(46,250)				(46,250)	—	(46,250)
Cumulative effect adjustments					14,290				14,290	—	14,290
Noncontrolling interests									—	(539)	(539)
Stock-based compensation		9,705	(143)						9,562	—	9,562
Balance, December 31, 2010	$44,388	$586,592	$ (26,072)	$ —	$2,432,925	$ 352,621	$(11,802)	$(47,565)	$3,331,087	$(984)	$3,330,103

See Notes to Consolidated Financial Statements

PROTECTIVE LIFE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY
(continued)

	Common Stock	Additional Paid-In-Capital	Treasury Stock	Unallocated Stock in ESOP	Retained Earnings	Accumulated Other Comprehensive Income (Loss): Net Unrealized Gains/ (Losses) on Investments	Accumulated Other Comprehensive Income (Loss): Accumulated Gain/ (Loss) Derivatives	Accumulated Other Comprehensive Income (Loss): Minimum Pension Liability Adjustments	Total Protective Life Corporation's shareowners' equity	Non controlling Interest	Total Equity
						(Dollars In Thousands)					
Net income for 2011					339,070				339,070	245	339,315
Change in net unrealized gains/ losses on investments (net of income tax—$398,355)						739,818			739,818	—	739,818
Reclassification adjustment for investment amounts included in net income (net of income tax—$(14,671))						(27,261)			(27,261)	—	(27,261)
Change in net unrealized gains/ losses relating to other-than-temporary impaired investments for which a portion has been recognized in earnings (net of income tax—$(13,205))						(24,524)			(24,524)	—	(24,524)
Change in accumulated gain (loss) derivatives (net of income tax—$2,382)							4,424		4,424	—	4,424
Reclassification adjustment for derivatives amounts included in net income (net of income tax—$(138))							(256)		(256)	—	(256)
Change in postretirement benefits liability adjustment (net of income tax—$(10,358))								(19,236)	(19,236)	—	(19,236)
Comprehensive income for 2011									1,012,035	245	1,012,280
Cash dividends ($0.620 per share)					(52,503)				(52,503)	—	(52,503)
Noncontrolling interest									—	—	—
Repurchase of common stock			(82,671)						(82,671)	—	(82,671)
Stock-based compensation		11,514	1,003						12,517	—	12,517
Change in equity of noncontrolling interest									—	(11)	(11)
Balance, December 31, 2011	$44,388	$598,106	$(107,740)	$ —	$2,719,492	$ 1,040,654	$ (7,634)	$(66,801)	$4,220,465	$(750)	$4,219,715

See Notes to Consolidated Financial Statements

PROTECTIVE LIFE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Year Ended December 31,		
	2011	2010	2009
	(Dollars In Thousands)		
Cash flows from operating activities			
Net income	$ 339,315	$ 259,796	$ 271,488
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Realized investment losses (gains)	(32,222)	25,393	57,804
Amortization of deferred policy acquisition costs and value of business acquired	315,923	209,722	345,569
Capitalization of deferred policy acquisition costs	(453,761)	(480,383)	(408,001)
Depreciation expense	9,171	9,626	8,040
Deferred income tax	98,890	101,317	66,651
Accrued income tax	(5,201)	69,865	(43,015)
Interest credited to universal life and investment products	993,574	972,806	993,245
Policy fees assessed on universal life and investment products	(712,038)	(611,917)	(586,842)
Change in reinsurance receivables	(27,931)	(234,032)	(78,613)
Change in accrued investment income and other receivables	(31,509)	(29,017)	1,326
Change in policy liabilities and other policyholders' funds of traditional life and health products	14,781	337,207	234,773
Trading securities:			
Maturities and principal reductions of investments	283,239	355,831	562,758
Sale of investments	860,474	730,385	908,466
Cost of investments acquired	(950,051)	(963,403)	(856,223)
Other net change in trading securities	7,933	(25,520)	(144,838)
Change in other liabilities	(147,244)	10,236	(113,318)
Other income—gains on repurchase of non-recourse funding obligations	(40,112)	(19,027)	(132,262)
Other, net	97,382	(8,631)	88,608
Net cash provided by operating activities	620,613	710,254	1,175,616
Cash flows from investing activities			
Maturities and principal reductions of investments, available-for-sale	1,399,830	2,058,678	2,394,650
Sale of investments, available-for-sale	2,955,665	3,426,040	1,684,820
Cost of investments acquired, available-for-sale	(5,158,064)	(6,389,859)	(4,513,862)
Mortgage loans:			
New lendings	(501,500)	(353,913)	(304,417)
Repayments	453,749	364,302	263,625
Change in investment real estate, net	1,483	(2,551)	(3,069)
Change in policy loans, net	14,190	31,663	16,657
Change in other long-term investments, net	75,452	(74,555)	(39,994)
Change in short-term investments, net	126,225	701,589	119,707
Net unsettled security transactions	68,810	(340)	14,797
Purchase of property and equipment	(17,667)	(10,734)	(8,243)
Sales of property and equipment	—	41	—
Payments for business acquisitions	(209,609)	(348,288)	—
Net cash used in investing activities	(791,436)	(597,927)	(375,329)
Cash flows from financing activities			
Borrowings under line of credit arrangements and debt	45,000	132,000	1,052,000
Principal payments on line of credit arrangement and debt	(26,852)	(275,000)	(122,000)
Issuance (repayment) of non-recourse funding obligations	(124,600)	(42,600)	(667,738)
Dividends to shareowners	(52,503)	(46,250)	(37,339)
Issuance of common stock	—	—	132,575
Repurchase of common stock	(82,671)	—	—
Investment product deposits and change in universal life deposits	4,216,738	3,635,447	2,590,081
Investment product withdrawals	(3,777,365)	(3,477,430)	(3,675,247)
Other financing activities, net	(24,051)	20,606	(16,652)
Net cash provided by (used in) financing activities	173,696	(53,227)	(744,320)
Change in cash	2,873	59,100	55,967
Cash at beginning of period	264,425	205,325	149,358
Cash at end of period	$ 267,298	$ 264,425	$ 205,325

See Notes to Consolidated Financial Statements

PROTECTIVE LIFE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

Basis of Presentation

Protective Life Corporation is a holding company with subsidiaries that provide financial services through the production, distribution, and administration of insurance and investment products. The Company markets individual life insurance, credit life and disability insurance, guaranteed investment contracts, guaranteed funding agreements, fixed and variable annuities, and extended service contracts throughout the United States. The Company also maintains a separate division devoted to the acquisition of insurance policies from other companies. Founded in 1907, Protective Life Insurance Company ("PLICO") is the Company's largest operating subsidiary.

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Such accounting principles differ from statutory reporting practices used by insurance companies in reporting to state regulatory authorities (see also Note 19, *Statutory Reporting Practices and Other Regulatory Matters*).

The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to changing competition, economic conditions, interest rates, investment performance, insurance ratings, claims, persistency, and other factors.

Reclassifications

Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income or shareowners' equity.

Entities Included

The consolidated financial statements include the accounts of Protective Life Corporation and subsidiaries and its affiliate companies in which the Company holds a majority voting or economic interest. Intercompany balances and transactions have been eliminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates include those used in determining deferred policy acquisition costs ("DAC") and amortization periods, goodwill recoverability, value of business acquired ("VOBA"), investment fair values and other-than-temporary impairments, future policy benefits, pension and other postretirement benefits, provision for income taxes, reserves for contingent liabilities, reinsurance risk transfer assessments, and reserves for losses in connection with unresolved legal matters.

Significant Accounting Policies

Valuation of investment securities

The fair value for fixed maturity, short term, and equity securities, is determined by management after considering and evaluating one of three primary sources of information: third party pricing services, independent broker quotations, or pricing matrices. Security pricing is applied using a "waterfall" approach whereby publicly available prices are first sought from third party pricing services, any remaining unpriced securities are submitted to independent brokers for prices, or lastly, securities are priced using a pricing matrix. Typical inputs used by these three pricing methods include, but are not limited to: reported trades, benchmark yields, issuer spreads, bids, offers, and/or estimated cash flows and rates of prepayments. Based on the typical trading volumes and the lack of quoted market prices for fixed maturities, third party pricing services will normally derive the security prices through recent reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information as outlined above. If there are no recent reported trades, the third party pricing services and brokers may use matrix or model processes to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at an estimated market rate. Included in the pricing of other asset-backed securities, collateralized mortgage obligations ("CMOs"), and mortgage-backed securities ("MBS") are estimates of the rate of future prepayments of principal over the remaining life of the securities. Such estimates are derived based on the characteristics of the underlying structure and rates of prepayments previously experienced at the interest rate levels projected for the underlying collateral. The basis for the cost of securities sold was determined at the Committee on Uniform Securities Identification Procedures ("CUSIP") level. The committee supplies a unique nine-character identification, called a CUSIP number, for each class of security approved for trading in the U.S., to facilitate clearing and settlement. These numbers are used when any buy and sell orders are recorded.

Each quarter the Company reviews investments with unrealized losses and tests for other-than-temporary impairments. The Company analyzes various factors to determine if any specific other-than-temporary asset impairments exist. These include, but are not limited to: 1) actions taken by rating agencies, 2) default by the issuer, 3) the significance of the decline, 4) an assessment of the Company's intent to sell the security (including a more likely than not assessment of whether the Company will be required to sell the security) before recovering the security's amortized cost, 5) the time period during which the decline has occurred, 6) an economic analysis of the issuer's industry, and 7) the financial strength, liquidity, and recoverability of the issuer. Management performs a security by security review each quarter in evaluating the need for any other-than-temporary impairments. Although no set formula is used in this process, the investment performance, collateral position, and continued viability of the issuer are significant measures considered, and in some cases, an analysis regarding the Company's expectations for recovery of the security's entire amortized cost basis through the receipt of future cash flows is performed. Once a determination has been made that a specific other-than-temporary impairment exists, the security's basis is adjusted and an other-than-temporary impairment is recognized. Equity securities that are other-than-temporarily impaired are written down to fair value with a realized loss recognized in earnings. Other-than-temporary impairments to debt securities that the Company does not intend to sell and does not expect to be required to sell before recovering the security's amortized cost are written down to discounted expected future cash flows ("post impairment cost") and credit losses are recorded in earnings. The difference between the securities' discounted expected future cash flows and the fair value of the securities is recognized in other comprehensive income (loss) as a non-credit portion of the recognized other-than-temporary impairment. When calculating the post impairment cost for residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), and other asset-backed securities (collectively referred to as asset-backed securities or "ABS"), the Company considers all known market data related to cash flows to estimate future cash flows. When calculating the post impairment cost for corporate debt securities, the Company considers all contractual cash flows to estimate expected future cash flows. To calculate the post impairment cost, the expected future cash flows are discounted at the original purchase yield. Debt securities that the Company intends to sell or expects to be required to sell before recovery are written down to fair value with the change recognized in earnings.

During the year ended December 31, 2011, the Company recorded pre-tax other-than-temporary impairments of investments of $62.3 million. Of the $62.3 million of impairments for the year ended

December 31, 2011, $47.4 million was recorded in earnings and $14.9 million was recorded in other comprehensive income (loss). For more information on impairments, refer to Note 4, *Investment Operations*.

Cash

Cash includes all demand deposits reduced by the amount of outstanding checks and drafts. As a result of the Company's cash management system, checks issued but not presented to banks for payment may create negative book cash balances. Such negative balances are included in other liabilities and were $0.9 million and $24.9 million as of December 31, 2011 and 2010, respectively. The Company has deposits with certain financial institutions which exceed federally insured limits. The Company has reviewed the creditworthiness of these financial institutions and believes there is minimal risk of a material loss.

Deferred Policy Acquisition Costs

The costs that vary with and are primarily related to the production of new business are deferred to the extent such costs are deemed recoverable from future profits. Such costs include commissions and other costs of acquiring traditional life and health insurance, credit insurance, universal life insurance, and investment products. DAC is subject to recoverability testing at the end of each accounting period. Traditional life and health insurance acquisition costs are amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to the present value of the total anticipated premium income. Credit insurance acquisition costs are being amortized in proportion to earned premium. Acquisition costs for universal life and investment products are amortized over the lives of the policies in relation to the present value of estimated gross profits before amortization.

Based on the Accounting Standards Codification ("ASC" or "Codification") Financial Services-Insurance Topic, the Company makes certain assumptions regarding the mortality, persistency, expenses, and interest rates (equal to the rate used to compute liabilities for future policy benefits, currently 1.5% to 11.16%) the Company expects to experience in future periods. These assumptions are to be best estimates and are periodically updated whenever actual experience and/or expectations for the future change from that assumed. Additionally, using guidance from ASC Investments-Debt and Equity Securities Topic, these costs have been adjusted by an amount equal to the amortization that would have been recorded if unrealized gains or losses on investments associated with our universal life and investment products had been realized. Acquisition costs for stable value contracts are amortized over the term of the contracts using the effective yield method.

Value of Businesses Acquired

In conjunction with the acquisition of a block of insurance policies or investment contracts, a portion of the purchase price is assigned to the right to receive future gross profits from the acquired insurance policies or investment contracts. This intangible asset, called VOBA, represents the actuarially estimated present value of future cash flows from the acquired policies. The estimated present value of future cash flows is based on certain assumptions, including mortality, persistency, expenses, and interest rates that the Company expects to experience in future years. These assumptions are to be best estimates and are periodically updated whenever actual experience and/or expectations for the furture change from that assumed. The Company amortizes VOBA in proportion to gross premiums for traditional life products and in proportion to expected gross profits ("EGPs") for interest sensitive products, including accrued interest credited to account balances of up to approximately 6.65%. VOBA is subject to annual recoverability testing.

Property and Equipment

The Company reports land, buildings, improvements, and equipment at cost, including interest capitalized during any acquisition or development period, less accumulated depreciation. The Company depreciates its assets using the straight-line method over the estimated useful lives of the assets. The Company's home office building is depreciated over a thirty-nine year useful life, furniture is depreciated over a ten year useful life, office equipment and machines are depreciated over a five year useful life, and software and computers are depreciated over a three year useful life. Major repairs or improvements are capitalized and depreciated over the estimated useful lives of the assets. Other repairs are expensed as incurred. The cost and related accumulated depreciation of property and equipment sold or retired are removed from the accounts, and resulting gains or losses are included in income.

Property and equipment consisted of the following:

	As of December 31,	
	2011	2010
	(Dollars In Thousands)	
Home office building	$ 72,148	$ 62,585
Data processing equipment	57,322	54,615
Other, principally furniture and equipment	54,032	52,762
	183,502	169,962
Accumulated depreciation	(134,924)	(130,576)
Total property and equipment	$ 48,578	$ 39,386

Separate Accounts

The separate account assets represent funds for which the Company does not bear the investment risk. These assets are carried at fair value and are equal to the separate account liabilities, which represent the policyholder's equity in those assets. These amounts are reported separately as assets and liabilities related to separate accounts in the accompanying consolidated financial statements. Amounts assessed against policy account balances for the costs of insurance, policy administration, and other services are included in premiums and policy fees in the accompanying consolidated statements of income.

Stable Value Product Account Balances

The Stable Value Products segment sells fixed and floating rate funding agreements directly to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds. The segment also issues funding agreements to the Federal Home Loan Bank ("FHLB"), and markets guaranteed investment contracts ("GICs") to 401(k) and other qualified retirement savings plans. GICs are contracts which specify a return on deposits for a specified period and often provide flexibility for withdrawals at book value in keeping with the benefits provided by the plan. Additionally, the Company has contracts outstanding pursuant to a funding agreement-backed notes program registered with the United States Securities and Exchange Commission (the "SEC") which offered notes to both institutional and retail investors.

The segment's products complement the Company's overall asset/liability management in that the terms may be tailored to the needs of PLICO as the seller of the contracts, as opposed to solely meeting the needs of the buyer. Stable value product account balances include GICs and funding agreements the Company has issued. As of December 31, 2011 and 2010, the Company had $0.8 billion and $1.7 billion, respectively, of stable value product account balances marketed through structured programs. Most GICs and funding agreements the Company has written have maturities of one to ten years. As of December 31, 2011, future maturities of stable value products were as follows:

Year of Maturity	Amount
	(Dollars In Thousands)
2012	$ 949,303.0
2013-2014	772,779.8
2015-2016	1,033,638.6
Thereafter	13,713.6

Derivative Financial Instruments

The Company records its derivative financial instruments in the consolidated balance sheet in "other long-term investments" and "other liabilities" in accordance with GAAP, which requires that all derivative instruments be recognized in the balance sheet at fair value. The change in the fair value of derivative financial instruments is reported either in the statement of income or in the other comprehensive income (loss), depending upon whether it qualified for and also has been properly identified as being part of a hedging relationship, and also on the type of hedging relationship that exists. For a derivative financial instrument to be accounted for as a GAAP accounting hedge, it must be identified and documented either as a fair value, cash flow, or foreign currency GAAP accounting hedge contemporaneously at the trade date. For cash flow hedges, the effective portion of their realized gain or loss is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period during which the hedged transaction impacts earnings. Any remaining gain or loss, the effective portion, is recognized in current earnings. For fair value hedge derivatives, their gain or loss as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings. Effectiveness of the Company's hedge relationships is assessed on a quarterly basis. The Company reports changes in fair values of derivatives that are not part of a qualifying hedge relationship through earnings in the period of change. Changes in the fair value of derivatives that are recognized in current earnings are reported in "Realized investment gains (losses)—Derivative financial instruments". For additional information, see Note 21, *Derivative Financial Instruments*.

Insurance liabilities and reserves

Establishing an adequate liability for the Company's obligations to policyholders requires the use of certain assumptions. Estimating liabilities for future policy benefits on life and health insurance products requires the use of assumptions relative to future investment yields, mortality, morbidity, persistency, and other assumptions based on the Company's historical experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Determining liabilities for the Company's property and casualty insurance products also requires the use of assumptions, including the projected levels of used vehicle prices, the frequency and severity of claims, and the effectiveness of internal processes designed to reduce the level of claims. The Company's results depend significantly upon the extent to which its actual claims experience is consistent with the assumptions the Company used in determining its reserves and pricing its products. The Company's reserve assumptions and estimates require significant judgment and, therefore, are inherently uncertain. The Company cannot determine with precision the ultimate amounts that it will pay for actual claims or the timing of those payments.

Guaranteed minimum withdrawal benefits

The Company also establishes liabilities for guaranteed minimum withdrawal benefits ("GMWB") on its variable annuity products. The GMWB is valued in accordance with FASB guidance under the ASC Derivatives and Hedging Topic which utilizes the valuation technique prescribed by the ASC Fair Value Measurements and Disclosures Topic, which requires the liability to be marked-to-market using current implied volatilities for the equity indices. The methods used to estimate the liabilities employ assumptions about mortality, lapses, policyholder behavior, equity market returns, interest rates, and market volatility. The Company assumes age-based mortality consistent with 61% of the National Association of Insurance Commissioners 1994 Variable Annuity GMDB Mortality Table. Differences between the actual experience and the assumptions used result in variances in profit and could result in losses. As of December 31, 2011, our net GMWB liability held was $147.1 million.

Goodwill

Accounting for goodwill requires an estimate of the future profitability of the associated lines of business to assess the recoverability of the capitalized acquisition goodwill. The Company evaluates the carrying value of goodwill at the segment (or reporting unit) level at least annually and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: 1) a significant adverse change in legal factors or in business climate, 2) unanticipated competition, or 3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company first determines through qualitative analysis whether relevant events and circumstances indicate that it is more likely than not that segment goodwill balances are impaired as of the testing date. If it is determined that it is more likely than not that impairment exists, the Company compares its estimate of the fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill. The Company utilizes a fair value measurement (which includes a discounted cash flows analysis) to assess the carrying value of the reporting units in consideration of the recoverability of the goodwill balance assigned to each reporting unit as of the measurement date. The Company's material goodwill balances are attributable to its operating segments (which are considered to be reporting units). The cash flows used to determine the fair value of the Company's reporting units are dependent on a number of significant assumptions. The Company's estimates, which consider a market participant view of fair value, are subject to change given the inherent uncertainty in predicting future results and cash flows, which are impacted by such things as policyholder behavior, competitor pricing, capital limitations, new product introductions, and specific industry and market conditions. Additionally, the discount rate used is based on the Company's judgment of the appropriate rate for each reporting unit based on the relative risk associated with the projected cash flows. As of December 31, 2011 and 2010, the Company performed its annual evaluation of goodwill and determined that no adjustment to impair goodwill was necessary. As of December 31, 2011, we had goodwill of $111.7 million.

The Company also considers its market capitalization in assessing the reasonableness of the fair values estimated for its reporting units in connection with its goodwill impairment testing. The Company believes that its market capitalization at December 31, 2011 is not representative of the underlying fair value of its reporting units, due primarily to the following:

- concerns about future earnings growth;
- negative market sentiment;
- different valuation methodologies that resulted in lower valuation;
- increased risk premium for holding investments in non-agency mortgage-backed securities;
- Increased risk premium for holding commercial mortgage loans.

While the concerns outlined above continue to negatively affect the Company's market capitalization, it is the Company's belief that the following factors support the underlying stability and growth potential of our reporting units:

- The Company's position is shared by many others in the industry, and its ratio of market value to book value is in line with peer company averages.
- The Company has experienced improved credit and financial strength ratings over the past 3 years.
- Operating earnings continue to exceed projections.

- Risk-based-capital is near its highest ever level, indicating a strong financial position.
- The Company experienced impairment losses in 2010 and 2011 which were below projected levels.
- Problem loans within the Company's mortgage loan portfolio are within historical norms, and are not expected to have an adverse affect on the Company's liquidity.
- Overall, the performance of the Company's investment portfolio is in line with its expectations.

While continued deterioration of or adverse market conditions for certain businesses may have a significant impact on the fair value of the Company's reporting units, in the Company's view, the key assumptions used in its estimates of fair value of its reporting units continue to be adequate, and market capitalization being below book value did not result in a triggering or impairment event.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. In general, income tax provisions are based on the income reported for financial statement purposes. Deferred income taxes arise from the recognition of temporary differences between the basis of assets and liabilities determined for financial reporting purposes and the basis determined for income tax purposes. Such temporary differences are principally related to the marking to market value of investment assets, the deferral of policy acquisition costs, and the provision for future policy benefits and expenses.

The Company analyzes whether it needs to establish a valuation allowance on each of its deferred tax assets. In performing this analysis, the Company first considers the need for a valuation allowance on each separate deferred tax asset. Ultimately, it analyzes this need in the aggregate in order to prevent the double-counting of expected future taxable income in each of the foregoing separate analyses.

Policyholder Liabilities, Revenues, and Benefits Expense

Traditional Life, Health, and Credit Insurance Products

Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits, and they include whole life insurance policies, term and term-like life insurance policies, limited payment life insurance policies, and certain annuities with life contingencies. Traditional life insurance premiums are recognized as revenue when due. Health and credit insurance premiums are recognized as revenue over the terms of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contracts. This is accomplished by means of the provision for liabilities for future policy benefits and the amortization of DAC and VOBA. Gross premiums in excess of net premiums related to immediate annuities are deferred and recognized over the life of the policy.

Liabilities for future policy benefits on traditional life insurance products have been computed using a net level method including assumptions as to investment yields, mortality, persistency, and other assumptions based on the Company's experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Reserve investment yield assumptions on December 31, 2011, range from approximately 2% to 7.5%. The liability for future policy benefits and claims on traditional life, health, and credit insurance products includes estimated unpaid claims that have been reported to us and claims incurred but not yet reported. Policy claims are charged to expense in the period in which the claims are incurred.

Activity in the liability for unpaid claims for life and health insurance is summarized as follows:

	As of December 31,		
	2011	2010	2009
	(Dollars In Thousands)		
Balance beginning of year	$299,971	$299,396	$218,571
Less: reinsurance	156,932	148,479	111,451
Net balance beginning of year	143,039	150,917	107,120
Incurred related to:			
Current year	653,525	471,039	471,408
Prior year	65,269	35,555	36,230
Total incurred	718,794	506,594	507,638
Paid related to:			
Current year	639,118	457,511	411,699
Prior year	76,424	56,961	52,142
Total paid	715,542	514,472	463,841
Other changes:			
Acquisition and reserve transfers	5,058	—	—
Net balance end of year	151,349	143,039	150,917
Add: reinsurance	161,450	156,932	148,479
Balance end of year	$312,799	$299,971	$299,396

Universal Life and Investment Products

Universal life and investment products include universal life insurance, guaranteed investment contracts, guaranteed funding agreements, deferred annuities, and annuities without life contingencies. Premiums and policy fees for universal life and investment products consist of fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. Such fees are recognized when assessed and earned. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest rates credited to universal life products ranged from 2% to 9% and investment products ranged from 1.0% to 10.0% in 2011.

The Company's accounting policies with respect to variable universal life and variable annuities are identical except that policy account balances (excluding account balances that earn a fixed rate) are valued at market and reported as components of assets and liabilities related to separate accounts.

The Company establishes liabilities for guaranteed minimum death benefits ("GMDB") on its variable annuity products. The methods used to estimate the liabilities employ assumptions about mortality and the performance of equity markets. The Company assumes age-based mortality that is consistent with 61% of the National Association of Insurance Commissioners 1994 Variable Annuity GMDB Mortality Table. Future declines in the equity market would increase the Company's GMDB liability. Differences between the actual experience and the assumptions used result in variances in profit and could result in losses. Our GMDB as of December 31, 2011, are subject to a dollar-for-dollar reduction upon withdrawal of related annuity deposits on contracts issued prior to January 1, 2003. As of December 31, 2011, the GMDB was $9.8 million.

The Company also establishes liabilities for GMWB on its variable annuity products. The methods used to estimate the liabilities employ assumptions about mortality, lapses, policyholder behavior, equity market returns, interest rates, and market volatility. The Company assumes age-based mortality consistent with 61% of the National Association of Insurance Commissioners 1994 Variable Annuity GMDB Mortality Table. Differences between the actual experience and the assumptions used result in variances in profit and could result in losses. As of December 31, 2011, the net GMWB liability balance was $147.1 million.

Property and Casualty Insurance Products

Property and casualty insurance products include service contract business, surety bonds, residual value insurance, guaranteed asset protection ("GAP"), credit-related coverages, and inventory protection products. Premiums for service contracts and GAP products are recognized based on expected claim patterns. For all other products, premiums are generally recognized over the terms of the contract on a pro-rata basis. Fee income from providing administrative services is recognized as earned when the related services are performed. Unearned premium reserves are maintained for the portion of the premiums that is related to the unexpired period of the policy. Benefit reserves are recorded when insured events occur. Benefit reserves include case basis reserves for known but unpaid claims as of the balance sheet date as well as incurred but not reported ("IBNR") reserves for claims where the insured event has occurred but has not been reported to the Company as of the balance sheet date. The case basis reserves and IBNR are calculated based on historical experience and on assumptions relating to claim severity and frequency, the level of used vehicle prices, and other factors. These assumptions are modified as necessary to reflect anticipated trends.

Reinsurance

The Company uses reinsurance extensively in certain of its segments. The following summarizes some of the key aspects of the Company's accounting policies for reinsurance.

Reinsurance Accounting Methodology—The Company accounts for reinsurance under the ASC Financial Services-Insurance Topic.

The Company's traditional life insurance products are subject to requirements under the ASC Financial Services-Insurance Topic and the recognition of the impact of reinsurance costs on the Company's financial statements is in line with the requirements of that standard. Ceded premiums are treated as an offset to direct premium and policy fee revenue and are recognized when due to the assuming company. Ceded claims are treated as an offset to direct benefits and settlement expenses and are recognized when the claim is incurred on a direct basis. Ceded policy reserve changes are also treated as an offset to benefits and settlement expenses and are recognized during the applicable financial reporting period. Expense allowances paid by the assuming companies are treated as an offset to other operating expenses. Since reinsurance treaties typically provide for allowance percentages that decrease over the lifetime of a policy, allowances in excess of the "ultimate" or final level allowance are capitalized. Amortization of capitalized reinsurance expense allowances is treated as an offset to direct amortization of DAC or VOBA. Amortization of deferred expense allowances is calculated as a level percentage of expected premiums in all durations given expected future lapses and mortality and accretion due to interest.

The Company's short duration insurance contracts (primarily issued through the Asset Protection segment) are also subject to requirements under the ASC Financial Services-Insurance Topic and the recognition of the impact of reinsurance costs on the Company's financial statements are in line with the requirements of that standard. Reinsurance allowances include such acquisition costs as commissions and premium taxes. A ceding fee is also collected to cover other administrative costs and profits for the Company. Reinsurance allowances received are capitalized and charged to expense in proportion to premiums earned. Ceded unamortized acquisition costs are netted with direct unamortized acquisition costs in the balance sheet.

The Company's universal life ("UL"), variable universal life, bank-owned life insurance ("BOLI"), and annuity products are subject to requirements under the ASC Financial Services-Insurance Topic and the recognition of the impact of reinsurance costs on the Company's financial statements are in line with the requirements of that standard. Ceded premiums and policy fees reduce premiums and policy fees recognized by the Company. Ceded claims are treated as an offset to direct benefits and settlement expenses and are recognized when the claim is incurred on a direct basis. Ceded policy reserve changes are also treated as an offset to benefits and settlement expenses and are recognized during the applicable valuation period. Commission and expense allowances paid by the assuming companies are treated as an offset to other operating expenses. Since reinsurance treaties typically provide for allowance percentages that decrease over the lifetime of a policy, allowances in excess of the "ultimate" or final level allowance are capitalized. Amortization of capitalized reinsurance expense allowances are amortized based on future expected gross profits. Assumptions regarding mortality, lapses, and interest rates are continuously reviewed and may be periodically changed. These changes will result in "unlocking" that changes the balance in the ceded deferred acquisition cost and can affect the amortization of DAC and VOBA. Ceded unearned revenue liabilities are also amortized based on expected gross profits. Assumptions are based on the best current estimate of expected mortality, lapses and interest spread.

Reinsurance Allowances—The amount and timing of reinsurance allowances (both first year and renewal allowances) are contractually determined by the applicable reinsurance contract and may or may not bear a relationship to the amount and incidence of expenses actually paid by the ceding company. Many of the Company's reinsurance treaties do, in fact, have ultimate renewal allowances that exceed the direct ultimate expenses. Additionally, allowances are intended to reimburse the ceding company for some portion of the ceding company's commissions, expenses, and taxes. As a result, first year expenses paid by the Company may be higher than first year allowances paid by the reinsurer, and reinsurance allowances may be higher in later years than renewal expenses paid by the Company.

The Company recognizes allowances according to the prescribed schedules in the reinsurance contracts, which may or may not bear a relationship to actual expenses incurred by the Company. A portion of these allowances is deferred while the non-deferrable allowances are recognized immediately as a reduction of other operating expenses. The Company's practice is to defer reinsurance allowances in excess of the ultimate allowance. This practice is consistent with the Company's practice of capitalizing direct expenses. While the recognition of reinsurance allowances is consistent with GAAP, in some cases non-deferred reinsurance allowances may exceed non-deferred direct costs, which may cause net other operating expenses to be negative.

Ultimate reinsurance allowances are defined as the lowest allowance percentage paid by the reinsurer in any policy duration over the lifetime of a universal life policy (or through the end of the level term period for a traditional life policy). Ultimate reinsurance allowances are determined by the reinsurer and set by the individual contract of each treaty during the initial negotiation of each such contract. Ultimate reinsurance allowances and other treaty provisions are listed within each treaty and will differ between agreements since each reinsurance contract is a separately negotiated agreement. The Company uses the ultimate reinsurance allowances set by the reinsurers and contained within each treaty agreement to complete its accounting responsibilities.

Amortization of Reinsurance Allowances—Reinsurance allowances do not affect the methodology used to amortize DAC and VOBA, or the period over which such DAC and VOBA are amortized. Reinsurance allowances offset the direct expenses capitalized, reducing the net amount that is capitalized. The amortization pattern varies with changes in estimated gross profits arising from the allowances. DAC and VOBA on traditional life policies are amortized based on the pattern of estimated gross premiums of the policies in force. Reinsurance allowances do not affect the gross premiums, so therefore they do not impact traditional life amortization patterns. DAC and VOBA on universal life products are amortized based on the pattern of estimated gross profits of the policies in force. Reinsurance allowances are considered in the determination of estimated gross profits, and therefore do impact amortization patterns.

Reinsurance Liabilities—Claim liabilities and policy benefits are calculated consistently for all policies in accordance with GAAP, regardless of whether or not the policy is reinsured. Once the claim liabilities and policy benefits for the underlying policies are estimated, the amounts recoverable from the reinsurers are estimated based on a number of factors including the terms of the reinsurance contracts, historical payment patterns of reinsurance partners, and the financial strength and credit worthiness of reinsurance partners. Liabilities for unpaid reinsurance claims are produced from claims and reinsurance system records, which contain the relevant terms of the individual reinsurance contracts. The Company monitors claims due from reinsurers to ensure that balances are settled on a timely basis. Incurred but not reported claims are reviewed by the Company's actuarial staff to ensure that appropriate amounts are ceded.

The Company analyzes and monitors the credit worthiness of each of its reinsurance partners to minimize collection issues. For newly executed reinsurance contracts with reinsurance companies that do not meet predetermined standards, the Company requires collateral such as assets held in trusts or letters of credit.

Components of Reinsurance Cost—The following income statement lines are affected by reinsurance cost:

Premiums and policy fees ("reinsurance ceded" on the Company's financial statements) represent consideration paid to the assuming company for accepting the ceding company's risks. Ceded premiums and policy fees increase reinsurance cost.

Benefits and settlement expenses include incurred claim amounts ceded and changes in ceded policy reserves. Ceded benefits and settlement expenses decrease reinsurance cost.

Amortization of deferred policy acquisition cost and VOBA reflects the amortization of capitalized reinsurance allowances. Ceded amortization decreases reinsurance cost.

Other expenses include reinsurance allowances paid by assuming companies to the Company less amounts capitalized. Non-deferred reinsurance allowances decrease reinsurance cost.

The Company's reinsurance programs do not materially impact the other income line of the Company's income statement. In addition, net investment income generally has no direct impact on the Company's reinsurance cost. However, it should be noted that by ceding business to the assuming companies, the Company forgoes investment income on the reserves ceded to the assuming companies. Conversely, the assuming companies will receive investment income on the reserves assumed which will increase the assuming companies' profitability on business assumed from the Company.

Accounting Pronouncements Recently Adopted

Accounting Standard Update ("ASU" or "Update") No. 2010-06—Fair Value Measurements and Disclosures—Improving Disclosures about Fair Value Measurements. In January of 2010, the Financial Accounting Standards Board ("FASB") issued ASU No. 2010-06—Fair Value Measurements and Disclosures—Improving Disclosures about Fair Value Measurements. This Update provides amendments to Subtopic 820-10 that requires the following new disclosures. 1) A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. 2) In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number).

This Update provides amendments to Subtopic 820-10 that clarifies existing disclosures. 1) A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities.

2) A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3. This Update also includes conforming amendments to the guidance on employers' disclosures about postretirement benefit plan assets (Subtopic 715-20). The conforming amendments to Subtopic 715-20 change the terminology from *major categories* of assets to *classes* of assets and provide a cross reference to the guidance in Subtopic 820-10 on how to determine appropriate classes to present fair value disclosures. This Update is effective for interim and annual reporting periods beginning after December 15, 2009, which the Company adopted for the period ending March 31, 2010, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures were adopted by the Company as of January 1, 2011. This Update did not have an impact on the Company's results of operations or financial position.

ASU No. 2010-15—Financial Services—Insurance—How Investments Held through Separate Accounts Affect an Insurer's Consolidation Analysis of Those Investments. The amendments in this Update clarify that an insurance entity should not consider any separate account interests held for the benefit of policy holders in an investment to be the insurer's interests. The entity should not combine general account and separate account interests in the same investment when assessing the investment for consolidation. Additionally, the amendments do not require an insurer to consolidate an investment in which a separate account holds a controlling financial interest if the investment is not or would not be consolidated in the standalone financial statements of the separate account. The amendments in this Update also provide guidance on how an insurer should consolidate an investment fund in situations in which the insurer concludes that consolidation is required. This Update is effective for fiscal years beginning after December 15, 2010. For the Company this Update became effective January 1, 2011. This Update did not have an impact on the Company's results of operations or financial position.

ASU No. 2010-20—Receivables—Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The objective of this Update is to require disclosures that facilitate financial statement users in evaluating the nature of credit risk inherent in the portfolio of financing receivables (loans); how that risk is analyzed and assessed in arriving at the allowance for credit losses; and any changes and the reasons for those changes to the allowance for credit losses. The Update requires several new disclosures regarding the reserve for credit losses which was effective on December 31, 2010 and provisions related to troubled debt restructurings which became effective for fiscal periods beginning after June 30, 2011. The Company adopted the new disclosures in this Update for the annual reporting period ending December 31, 2010 and adopted the provisions related to troubled debt restructuring in the third quarter of 2011. This Update did not have an impact on the Company's results of operations or financial position.

ASU No. 2010-28—Intangibles—Goodwill and Other—When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The amendments in this Update modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. This Update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. This Update was effective for the Company as of January 1, 2011. This Update did not have an impact on the Company's results of operations or financial position.

ASU No. 2010-29—Business Combinations—Disclosure of Supplementary Pro Forma Information for Business Combinations. This Update does not change current accounting for business combinations, however it clarifies the current guidance regarding pro forma disclosures and requires a description of the nature and amount of material, nonrecurring pro forma adjustments to arrive at pro forma revenue and earnings. The amendments in this Update were effective prospectively for business combinations for which the acquisition date is on or after January 1, 2011. The Company applied this guidance to the pro forma information related to the reinsurance transaction with Liberty Life Insurance Company ("Liberty Life") as disclosed in Note 3—*Significant Acquisitions*. We will apply the guidance to all future acquisitions. There was no material impact to the adoption of this Update.

ASU No. 2011-02—Receivables—A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring. The objective of this Update is to evaluate whether a restructuring constitutes a troubled debt restructuring. In evaluating whether a restructuring constitutes a troubled debt restructuring, a creditor must separately conclude that both of the following exist: 1) the restructuring constitutes a concession and 2) the debtor is experiencing financial difficulties. This Update also clarifies the guidance on a creditor's evaluation of whether it has granted a concession. The amendments in this Update are effective for the first interim or annual period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. For the Company, this Update became effective on July 1, 2011. This Update did not have an impact on the Company's results of operations or financial position.

ASU No. 2011-08—Intangibles—Goodwill and Other: Testing Goodwill for Impairment. This Update is intended to reduce the complexity and cost of goodwill impairment testing by allowing an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment prior to the quantitative calculation required by current guidance. Under the amendments to Topic 350, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines it is not more likely than not that the fair value is less than the carrying amount, the two-step impairment process is not required. However, if an entity concludes otherwise, the two-step impairment test outlined in current guidance is required to be completed. This Update does not change the requirements or implementation of the current two-step impairment test. This Update was effective for the Company as of December 31, 2011. The Company implemented the guidance in ASU 2011-08 in its 2011 goodwill impairment test.

Accounting Pronouncements Not Yet Adopted

ASU No. 2010-26—Financial Services—Insurance—Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts. The objective of this Update is to address diversity in practice regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. This Update prescribes that certain incremental direct costs of successful initial or renewal contract acquisitions may be deferred. It defines incremental direct costs as those costs that result directly from and are essential to the contract transaction and would not have been incurred by the insurance entity had the contract transaction not occurred. This Update also clarifies the definition of the types of incurred costs that may be capitalized and the accounting and recognition treatment of advertising, research, and other administrative costs related to the acquisition of insurance contracts. This Update is effective for periods beginning after December 15, 2011 and is to be applied prospectively. Early adoption and retrospective application are optional. The Company's expected retrospective adoption of this Update will result in a reduction in its deferred acquisition cost asset as well as a decrease in the future amortization associated with those previously deferred costs. There will also be a reduction in the level of costs the Company defers subsequent to adoption. The Company is evaluating the full effects of implementing this Update, but the Company currently estimates that its retrospective adoption will result in a cumulative effect adjustment to reduce the opening balance of shareowners' equity of between 16% and 18% as of January 1, 2012, including a reduction of between approximately 27% and 29% of its existing deferred acquisition cost asset balance as of January 1, 2012. The Company currently estimates that if the change were in effect at December 31, 2011, the adoption of this Update would have resulted in a decrease to net income in 2011 of between 6% and 8%.

ASU No. 2011-03—Transfers and Servicing—Reconsideration of Effective Control for Repurchase Agreements. This Update amends the assessment of effective control for repurchase agreements to remove 1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and 2) the collateral maintenance implementation guidance related to the criterion. FASB determined that these criterion should not be a determining factor of effective control. This Update is effective for the first interim or annual period beginning on or after December 15, 2011. For the Company, the Update will be applied to all repurchase agreements beginning January 1, 2012. This Update will not have an impact on the Company's results of operations or financial position.

ASU No. 2011-04—Fair Value Measurement—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments in this Update result in common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards ("IFRSs"). The amendments change the wording used to describe many of the requirements for measuring fair value and for disclosing information about fair value measurements. The intent of this Update was not to change the application of the requirements in Topic 820. Some of the amendments clarify the intent regarding the application of existing fair value measurement requirements. The Update did modify several principles or requirements for measuring fair value or for disclosing information about fair value measurements. These changes are effective for interim and annual periods beginning after December 15, 2011. This Update will not have an impact on the Company's results of operations or financial position.

ASU No. 2011-05—Comprehensive Income—Presentation of Comprehensive Income. In this Update, a company has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in 1) a single continuous statement of comprehensive income, or 2) in two separate but consecutive statements. In both choices, a company is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The amendments in this Update do not change the items that must be reported in other comprehensive income, or the timing of its subsequent reclassification to net income. This Update is effective January 1, 2012. The Company is currently evaluating the appropriate format to which it will adhere.

ASU No. 2011-11—Balance Sheet—Disclosures about Offsetting Assets and Liabilities. This Update contains new disclosure requirements regarding the nature of an entity's rights of offset and related arrangements associated with its financial and derivative instruments. The new disclosures are designed to make financial statements that are prepared under GAAP more comparable to those prepared under IFRSs. Generally, it is more difficult to qualify for offsetting under IFRSs than it is under GAAP because under GAAP, certain derivative and repurchase arrangements are granted exceptions from the general offsetting model. As a result, entities with significant financial instrument and derivative portfolios that report under IFRSs typically present positions on their balance sheets that are significantly larger than those of entities with similarly sized portfolios whose financial statements are prepared in accordance with GAAP. To facilitate comparison between financial statements prepared under GAAP and IFRSs, the new disclosures will give financial statement users information about both gross and net exposures. This Update is effective January 1, 2013. This Update will not have an impact on the Company's results of operations or financial position.

ASU No. 2011-12—Comprehensive Income—Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. This Update defers certain provisions of ASU No. 2011-05, notably those provisions which require entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented (for both interim and annual financial statements). These requirements were indefinitely deferred by ASU No. 2011-12 and will be further deliberated by the FASB at a future date.

The FASB also decided that during the deferral period, entities would be required to comply with all existing requirements for reclassification adjustments in ASC 220, which indicates that "[a]n entity may display reclassification adjustments on the face of the financial statement in which comprehensive income is reported, or it may disclose reclassification adjustments in the notes to the financial statements". This Update is effective January 1, 2012. The Company will implement the guidance in this Update commensurate with the implementation of ASU No. 2011-05.

3. SIGNIFICANT ACQUISITIONS

On December 31, 2010, Protective Life Insurance Company ("PLICO"), the Company's principal operating subsidiary, completed the acquisition of all of the outstanding stock of United Investors Life Insurance Company ("United Investors"), pursuant to a Stock Purchase Agreement, between PLICO, Torchmark Corporation ("Torchmark") and its wholly owned subsidiaries, Liberty National Life Insurance Company ("Liberty National") and United Investors.

The Company accounted for this transaction under the purchase method of accounting as required by FASB guidance under the ASC Business Combinations topic. This guidance requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the acquisition date. The aggregate purchase price for United Investors was $363.3 million.

On April 29, 2011, PLICO closed a previously announced and unrelated reinsurance transaction with Liberty Life under the terms of which PLICO reinsured substantially all of the life and health business of Liberty Life. The transaction closed in conjunction with Athene Holding Ltd's acquisition of Liberty Life from an affiliate of Royal Bank of Canada. The capital invested by PLICO in the transaction at closing was $321 million, including a $225 million ceding commission. In conjunction with the closing, PLICO invested $40 million in a surplus note issued by Athene Life Re. The Company accounted for this transaction in a manner consistent with the purchase method of accounting as required by FASB guidance under the ASC Business Combinations topic. This guidance requires that the total consideration paid be allocated to the assets acquired and liabilities assumed based on their fair values at the transaction date.

The following table summarizes the fair values of the net assets acquired from the Liberty Life reinsurance transaction as of the transaction date:

	Fair Value as of April 29, 2011
	(Dollars In Thousands)
ASSETS	
Investments	$1,768,297
Cash	35,959
Accrued investment income	154
Accounts and premiums receivable, net	877
Reinsurance receivable	9,511
Value of business acquired	135,876
Other assets	1
Total assets	1,950,675
LIABILITIES	
Policy liabilities and accrual	1,665,294
Annuity account balances	4,420
Other policyholders' funds	24,977
Other liabilities	30,834
Total liabilities	1,725,525
NET ASSETS ACQUIRED	$ 225,150

The following (unaudited) pro forma condensed consolidated results of operations assumes that the aforementioned transactions with Liberty Life and United Investors were completed as of January 1, 2010:

	Unaudited For The Year Ended December 31,	
	2011	2010
	(Dollars In Thousands)	
Revenue	$3,648,971[(1)]	$3,482,514
Net income	$ 340,107[(2)]	$ 307,363
EPS—basic	$ 3.99	$ 3.55
EPS—diluted	$ 3.93	$ 3.51

(1) Includes $175.9 million and $105.9 million of total revenue for Liberty Life and United Investors, respectively, since the transaction date for the year ended December 31, 2011.

(2) Includes $38.2 million and $24.3 million of pre-tax income for Liberty Life and United Investors, respectively, since the transaction date for the year ended December 31, 2011.

4. INVESTMENT OPERATIONS

Major categories of net investment income are summarized as follows:

	For The Year Ended December 31,		
	2011	2010	2009
	(Dollars In Thousands)		
Fixed maturities	$1,416,861	$1,302,226	$1,305,738
Equity securities	21,274	18,516	21,700
Mortgage loans	336,542	311,253	249,849
Investment real estate	3,459	3,180	3,666
Short-term investments	69,791	72,803	110,198
	1,847,927	1,707,978	1,691,151
Other investment expenses	27,284	24,302	26,115
Net investment income	$1,820,643	$1,683,676	$1,665,036

Net realized investment gains (losses) for all other investments are summarized as follows:

	For The Year Ended December 31,		
	2011	2010	2009
	(Dollars In Thousands)		
Fixed maturities	$ 80,180	$ 50,056	$ 5,323
Equity securities	9,194	6,488	14,312
Impairments on fixed maturity securities	(47,442)	(39,696)	(160,473)
Impairments on equity securities	—	(1,814)	(19,572)
Modco trading portfolio	164,224	109,399	285,178
Other investments	(18,683)	(11,577)	(4,619)
Total realized gains (losses)—investments	$187,473	$112,856	$ 120,149

For the year ended December 31, 2011, gross realized gains on investments available-for-sale (fixed maturities, equity securities, and short-term investments) were $104.8 million and gross realized losses were $62.1 million, including $46.7 million of impairment losses. The $46.7 million excludes $0.7 million of impairment losses in the trading portfolio for the year ended December 31, 2011. For the year ended December 31, 2010, gross realized gains on investments available-for-sale (fixed maturities, equity securities, and short-term investments) were $98.2 million and gross realized losses were $82.9 million, including $41.3 million of impairment losses. The $41.3 million excludes $0.3 million of impairment losses in the trading portfolio for the year ended December 31, 2010. For the year ended December 31, 2009, gross realized gains on investments available-for-sale (fixed maturities, equity securities, and short-term investments) were $41.6 million and gross realized losses were $196.2 million, including $174.2 million of impairment losses.

The $9.2 million of gains included in equity securities for the year ended December 31, 2011, primarily relates to gains of $6.9 million on securities that have recovered in value as the issuer exited bankruptcy and $1.2 million that relates to gains recognized on the sale of Federal National Mortgage Association preferreds.

For the year ended December 31, 2011, the Company sold securities in an unrealized gain position with a fair value (proceeds) of $2.2 billion. The gain realized on the sale of these securities was $104.8 million. For the year ended December 31, 2010, the Company sold securities in an unrealized gain position with a fair value (proceeds) of $2.9 billion. The gain realized on the sale of these securities was $98.2 million. For the year ended December 31, 2009, the Company sold securities in an unrealized gain position with a fair value (proceeds) of $2.2 billion. The gain realized on the sale of these securities was $41.6 million.

For the year ended December 31, 2011, the Company sold securities in an unrealized loss position with a fair value (proceeds) of $264.0 million. The loss realized on the sale of these securities was $15.4 million. The Company made the decision to exit these holdings in order to reduce its European financial exposure.

For the year ended December 31, 2010, the Company sold securities in an unrealized loss position with a fair value (proceeds) of $705.5 million. The loss realized on the sale of these securities was $41.6 million. For the year ended December 31, 2009, the Company sold securities in an unrealized loss position with a fair value (proceeds) of $302.1 million. The loss realized on the sale of these securities was $22.0 million.

Certain European countries have experienced varying degrees of financial stress. Risks from the continued debt crisis in Europe could continue to disrupt the financial markets which could have a detrimental impact on global economic conditions and on sovereign and non-sovereign obligations. Although the financial relief plan announced by European leaders on October 27, 2011, initially drew favorable responses from the financial markets, details remain to be negotiated and implementation is subject to certain contingencies and risks. There remains considerable uncertainty as to future developments in the European debt crisis and the impact on financial markets. For the year ended December 31, 2011, the Company recorded $28.6 million of impairments and credit related losses related to our European holdings, which resulted in a charge to earnings. The chart shown below includes the Company's non-sovereign fair value exposures in these countries as of December 31, 2011. As of December 31, 2011, the Company had no unfunded exposure and had no direct sovereign fair value exposure.

Financial Instrument and Country	Non-sovereign Debt Financial	Non-sovereign Debt Non-financial	Total Gross Funded Exposure
	(Dollars In Millions)		
Securities:			
United Kingdom	$372.1	$ 347.2	$ 719.3
Switzerland	131.0	193.6	324.6
France	127.4	78.3	205.7
Sweden	163.5	—	163.5
Netherlands	81.9	66.4	148.3
Spain	38.7	79.0	117.7
Belgium	—	103.1	103.1
Germany	31.8	62.3	94.1
Ireland	5.3	82.2	87.5
Luxembourg	—	50.1	50.1
Italy	—	40.9	40.9
Norway	—	13.9	13.9
Total securities	951.7	1,117.0	2,068.7
Derivatives:			
Germany	3.8	—	3.8
	$955.5	$1,117.0	$2,072.5

The amortized cost and fair value of the Company's investments classified as available-for-sale as of December 31, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Total OTTI Recognized in OCI[1]
	(Dollars In Thousands)				
2011					
Fixed maturities:					
Bonds					
Residential mortgage-backed securities	$ 2,345,578	$ 82,594	$ (86,042)	$ 2,342,130	$(47,806)
Commercial mortgage-backed securities	531,322	24,466	(4,229)	551,559	—
Other asset-backed securities	997,398	6,529	(90,898)	913,029	(6,559)
U.S. government-related securities	1,150,525	65,212	(58)	1,215,679	—
Other government-related securities	88,058	4,959	—	93,017	—
States, municipals, and political subdivisions	1,154,374	173,408	—	1,327,782	—
Corporate bonds	16,910,738	1,920,142	(250,595)	18,580,285	1,787
	23,177,993	2,277,310	(431,822)	25,023,481	(52,578)
Equity securities	328,833	5,993	(16,635)	318,191	(74)
Short-term investments	15,649	—	—	15,649	—
	$23,522,475	$2,283,303	$(448,457)	$25,357,321	$(52,652)
2010					
Fixed maturities:					
Bonds					
Residential mortgage-backed securities	$ 2,552,207	$ 49,970	$(113,051)	$ 2,489,126	$(19,385)
Commercial mortgage-backed securities	169,530	6,429	(933)	175,026	—
Other asset-backed securities	966,536	679	(59,824)	907,391	(714)
U.S. government-related securities	1,136,477	33,999	(2,881)	1,167,595	—
Other government-related securities	195,478	5,744	(15)	201,207	—
States, municipals, and political subdivisions	983,392	8,754	(22,535)	969,611	—
Corporate bonds	15,023,322	944,896	(177,186)	15,791,032	5,992
	21,026,942	1,050,471	(376,425)	21,700,988	(14,107)
Equity securities	337,740	15,089	(5,282)	347,547	(28)
Short-term investments	238,537	—	—	238,537	—
	$21,603,219	$1,065,560	$(381,707)	$22,287,072	$(14,135)

(1) These amounts are included in the gross unrealized gains and gross unrealized losses columns above.

As of December 31, 2011 and 2010, the Company had an additional $3.0 billion and $3.0 billion of fixed maturities, $17.0 million and $11.9 million of equity securities, and $85.8 million and $114.3 million of short-term investments classified as trading securities, respectively.

The amortized cost and fair value of available-for-sale fixed maturities as of December 31, 2011, by expected maturity, are shown below. Expected maturities of securities without a single maturity date are allocated based on estimated rates of prepayment that may differ from actual rates of prepayment.

	Amortized Cost	Fair Value
	(Dollars In Thousands)	
Due in one year or less	$ 565,556	$ 574,037
Due after one year through five years	4,397,791	4,554,896
Due after five years through ten years	5,924,918	6,353,617
Due after ten years	12,289,728	13,540,931
	$23,177,993	$25,023,481

Each quarter the Company reviews investments with unrealized losses and tests for other-than-temporary impairments. The Company analyzes various factors to determine if any specific other-than-temporary asset impairments exist. These include, but are not limited to: 1) actions taken by rating agencies, 2) default by the issuer, 3) the significance of the decline, 4) an assessment of the Company's intent to sell the security (including a more likely than not assessment of whether the Company will be required to sell the security) before recovering the security's amortized cost, 5) the time period during which the decline has occurred, 6) an economic analysis of the issuer's industry, and 7) the financial strength, liquidity, and recoverability of the issuer. Management performs a security by security review each quarter in evaluating the need for any other-than-temporary impairments. Although no set formula is used in this process, the investment performance, collateral position, and continued viability of the issuer are significant measures considered, and in some cases, an analysis regarding the Company's expectations for recovery of the security's entire amortized cost basis through the receipt of future cash flows is performed. Once a determination has been made that a specific other-than-temporary impairment exists, the security's basis is adjusted and an other-than-temporary impairment is recognized. Equity securities that are other-than-temporarily impaired are written down to fair value with a realized loss recognized in earnings. Other-than-temporary impairments to debt securities that the Company does not intend to sell and does not expect to be required to sell before recovering the security's amortized cost are written down to discounted expected future cash flows ("post impairment cost") and credit losses are recorded in earnings. The difference between the securities' discounted expected future cash flows and the fair value of the securities is recognized in other comprehensive income (loss) as a non-credit portion of the recognized other-than-temporary impairment. When calculating the post impairment cost for residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), and other asset-backed securities (collectively referred to as asset-backed securities or "ABS"), the Company considers all known market data related to cash flows to estimate future cash flows. When calculating the post impairment cost for corporate debt securities, the Company considers all contractual cash flows to estimate expected future cash flows. To calculate the post impairment cost, the expected future cash flows are discounted at the original purchase yield. Debt securities that the Company intends to sell or expects to be required to sell before recovery are written down to fair value with the change recognized in earnings.

During the year ended December 31, 2011, the Company recorded pre-tax other-than-temporary impairments of investments of $62.3 million. Of the $62.3 million of impairments for the year ended December 31, 2011, $47.4 million was recorded in earnings and $14.9 million was recorded in other comprehensive income (loss). For the year ended December 31, 2011, there was $62.3 million of pre-tax other-than-temporary impairments related to debt securities and no impairments related to equity securities. For the year ended December 31, 2011, pre-tax other-than-temporary impairments related to debt securities that the Company does not intend to sell and does not expect to be required to sell prior to recovering amortized cost were $52.8 million, with $37.9 million of credit losses recorded on debt securities in earnings and $14.9 million of non-credit losses recorded in other comprehensive income (loss). During the same period, other-than-temporary impairments related to debt securities that the Company intends to sell or expects to be required to sell were $9.5 million and were recorded in earnings.

During the year ended December 31, 2010, the Company recorded other-than-temporary impairments of investments of $75.3 million. Of the $75.3 million of impairments for the year ended December 31, 2010, $41.5 million was recorded in earnings and $33.8 million was recorded in other comprehensive income (loss). For the year ended December 31, 2010, there was $2.5 million of other-than-temporary impairments related to equity securities. For the year ended December 31, 2010, there was $72.8 million of other-than-temporary impairments related to debt securities. During this period, there was no other-than-temporary impairments related to debt securities or equity securities that the Company intends to sell or expects to be required to sell.

During the year ended December 31, 2009, the Company recorded other-than-temporary impairments of investments of $227.8 million. Of the $227.8 million of impairments for the year ended December 31, 2009, $180.1 million was recorded in earnings and $47.7 million was recorded in other comprehensive income (loss). For the year ended December 31, 2009, there was $19.6 million of other-than-temporary impairments related to equity securities and $208.2 million of other-than-temporary impairments related to debt securities. For the year ended December 31, 2009, other-than-temporary impairments related to debt securities that the Company does not intend to sell and does not expect to be required to sell prior to recovering amortized cost were $177.8 million, with $130.1 million of credit losses recorded on debt securities in earnings and $47.7 million of non-credit losses recorded in other comprehensive income (loss). During the same period, other-than-temporary impairments related to debt securities that the Company intends to sell or expects to be required to sell were $30.4 million and were recorded in earnings.

The following chart is a rollforward of available-for-sale credit losses on debt securities held by the Company for which a portion of an other-than-temporary impairment was recognized in other comprehensive income (loss):

	For The Year Ended December 31,		
	2011	2010	2009
	(Dollars In Thousands)		
Beginning balance	$39,427	$ 25,076	$ —
Additions for newly impaired securities	12,731	27,029	80,205
Additions for previously impaired securities	20,650	4,970	7,136
Reductions for previously impaired securities due to a change in expected cash flows	—	—	(32,451)
Reductions for previously impaired securities that were sold in the current period	(3,089)	(17,648)	(29,687)
Other	—	—	(127)
Ending balance	$69,719	$ 39,427	$ 25,076

The following table includes the gross unrealized losses and fair value of the Company's investments that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2011:

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
			(Dollars In Thousands)			
Residential mortgage-backed securities	$ 277,858	$ (15,447)	$ 527,120	$ (70,595)	$ 804,978	$ (86,042)
Commercial mortgage-backed securities	78,892	(4,229)	—	—	78,892	(4,229)
Other asset-backed securities	531,653	(32,074)	190,639	(58,824)	722,292	(90,898)
U.S. government-related securities	21,311	(58)	—	—	21,311	(58)
Other government-related securities	—	—	—	—	—	—
States, municipalities, and political subdivisions	—	—	—	—	—	—
Corporate bonds	1,880,931	(132,297)	526,333	(118,298)	2,407,264	(250,595)
Equities	50,638	(8,436)	22,295	(8,199)	72,933	(16,635)
	$2,841,283	$(192,541)	$1,266,387	$(255,916)	$4,107,670	$(448,457)

The RMBS have a gross unrealized loss greater than twelve months of $70.6 million as of December 31, 2011. These losses relate to a widening in spreads and defaults as a result of continued weakness in the residential housing market which have reduced the fair value of the RMBS holdings. Factors such as the credit enhancement within the deal structure, the average life of the securities, and the performance of the underlying collateral support the recoverability of these investments.

The other asset-backed securities have a gross unrealized loss greater than twelve months of $58.8 million as of December 31, 2011. This category predominately includes student-loan backed auction rate securities, the underlying collateral, of which is at least 97% guaranteed by the Federal Family Education Loan Program ("FFELP"). These unrealized losses have occurred within the Company's auction rate securities ("ARS") portfolio since the market collapse during 2008. At this time, the Company has no reason to believe that the U.S. Department of Education would not honor the FFELP guarantee, if it were necessary. In addition, the Company has the ability and intent to hold these securities until their values recover or until maturity.

The corporate bonds category has gross unrealized losses greater than twelve months of $118.3 million as of December 31, 2011. These losses relate primarily to fluctuations in credit spreads. The aggregate decline in market value of these securities was deemed temporary due to positive factors supporting the recoverability of the respective investments. Positive factors considered include credit ratings, the financial health of the issuer, the continued access of the issuer to capital markets, and other pertinent information including the Company's ability and intent to hold these securities to recovery.

The equities category has a gross unrealized loss greater than twelve months of $8.2 million as of December 31, 2011. These losses primarily relate to a widening in credit spreads on perpetual preferred stock holdings. The aggregate decline in market value of these securities was deemed temporary due to factors supporting the recoverability of the respective investments. Positive factors include credit ratings, the financial health of the issuer, the continued access of the issuer to the capital markets, and other pertinent information including the Company's ability and intent to hold these securities to recovery.

The Company does not consider these unrealized loss positions to be other-than-temporary, based on the factors discussed and because the Company has the ability and intent to hold these investments until the fair values recover, and does not intend to sell or expect to be required to sell the securities before recovering the Company's amortized cost of debt securities.

The following table includes the gross unrealized losses and fair value of the Company's investments that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2010:

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(Dollars In Thousands)					
Residential mortgage-backed securities	$ 209,113	$ (3,165)	$1,143,254	$(109,886)	$1,352,367	$(113,051)
Commercial mortgage-backed securities	25,679	(933)	—	—	25,679	(933)
Other asset-backed securities	195,426	(17,164)	625,043	(42,660)	820,469	(59,824)
U.S. government-related securities	138,499	(2,881)	—	—	138,499	(2,881)
Other government-related securities	33,936	(8)	14,993	(7)	48,929	(15)
States, municipalities, and political subdivisions	569,660	(22,535)	—	—	569,660	(22,535)
Corporate bonds	2,264,649	(82,343)	835,655	(94,843)	3,100,304	(177,186)
Equities	11,950	(3,321)	13,544	(1,961)	25,494	(5,282)
	$3,448,912	$(132,350)	$2,632,489	$(249,357)	$6,081,401	$(381,707)

The RMBS have a gross unrealized loss greater than twelve months of $109.9 million as of December 31, 2010. These losses relate to a widening in spreads and defaults as a result of continued weakness in the residential housing market which have reduced the fair value of the RMBS holdings. Factors such as the credit enhancement within the deal structure, the average life of the securities, and the performance of the underlying collateral support the recoverability of the investments.

The other asset-backed securities have a gross unrealized loss greater than twelve months of $42.7 million as of December 31, 2010. This category predominately includes student-loan backed auction rate securities, the underlying collateral of which is at least 97% FFELP guaranteed. These losses relate to the ARS market collapse during 2008. At this time, the Company has no reason to believe that the U.S. Department of Education would not honor the FFELP guarantee, if it were necessary. In addition, the Company has the ability and intent to hold these securities until their values recover or maturity.

The corporate bonds category has gross unrealized losses greater than twelve months of $94.8 million as of December 31, 2010. These losses relate primarily to fluctuations in credit spreads. The aggregate decline in market value of these securities was deemed temporary due to positive factors supporting the recoverability of the respective investments. Positive factors considered include credit ratings, the financial health of the issuer, the continued access of the issuer to capital markets, and other pertinent information including the Company's ability and intent to hold these securities to recovery.

The Company does not consider these unrealized loss positions to be other-than-temporary, based on the factors discussed and because the Company has the ability and intent to hold these investments until the fair values recover, and does not intend to sell or expect to be required to sell the securities before recovering the Company's amortized cost of debt securities.

As of December 31, 2011, the Company had securities in its available-for-sale portfolio which were rated below investment grade of $1.7 billion and had an amortized cost of $1.9 billion. In addition, included in the Company's trading portfolio, the Company held $232.7 million of securities which were rated below investment grade. Approximately $357.9 million of the below investment grade securities were not publicly traded.

The change in unrealized gains (losses), net of income tax, on fixed maturity and equity securities, classified as available-for-sale is summarized as follows:

	For The Year Ended December 31,		
	2011	2010	2009
	(Dollars In Thousands)		
Fixed maturities	$761,437	$696,758	$1,686,669
Equity securities	(13,292)	9,701	33,067

Certain investments, consisting of fixed maturities, equities, and investment real estate, with a carrying value of $2.1 million were non-income producing for the year ended December 31, 2011.

Included in the Company's invested assets are $879.8 million of policy loans as of December 31, 2011. The interest rates on standard policy loans range from 3.0% to 8.0%. The collateral loans on life insurance policies have an interest rate of 13.64%.

Securities Lending

In prior periods, the Company participated in securities lending, primarily as an enhancement to its investment yield. Securities that the Company held as investments were loaned to third parties for short periods of time. The Company required initial collateral, in the form of short-term investments, which equaled 102% of the market value of the loaned securities.

During the second quarter of 2011, the Company discontinued this program. Certain collateral assets, which the Company previously intended to ultimately dispose of and on which it recorded an other-than-temporary impairment of $1.3 million, were instead retained by the Company and are included in its fixed maturities as of December 31, 2011. The Company currently does not have any intent to sell these securities, nor does the Company anticipate being required to sell them.

Mortgage Loans

Refer to Note 10, *Mortgage Loans* for information on the Company's mortgage loan portfolio.

5. DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

Deferred policy acquisition costs

The balances and changes in DAC are as follows:

	As of December 31,	
	2011	2010
	(Dollars In Thousands)	
Balance, beginning of period	$2,883,490	$2,720,281
Capitalization of commissions, sales, and issue expenses	454,574	459,486
Amortization	(262,654)	(138,658)
Change in unrealized investment gains and losses	(66,793)	(157,619)
Balance, end of period	$3,008,617	$2,883,490

Value of business acquired

The balances and changes in VOBA are as follows:

	As of December 31,	
	2011	2010
	(Dollars In Thousands)	
Balance, beginning of period	$ 968,253	$943,069
Acquisitions	137,418	75,351
Amortization	(66,163)	(57,797)
Change in unrealized gains and losses	(21,907)	—
Other	10,539	7,630
Balance, end of period	$1,028,140	$968,253

The expected amortization of VOBA for the next five years is as follows:

Years	Expected Amortization
	(Dollars In Thousands)
2012	$76,152
2013	67,129
2014	59,232
2015	51,455
2016	46,744

6. GOODWILL

The changes in the carrying amount of goodwill by segment are as follows:

	Life Marketing	Acquisitions	Asset Protection	Corporate and Other	Total Consolidated
	(Dollars In Thousands)				
Balance as of December 31, 2009	$10,192	$44,910	$62,671	$83	$117,856
Tax benefit of excess tax goodwill	—	(3,098)	—	—	(3,098)
Balance as of December 31, 2010	10,192	41,812	62,671	83	114,758
Tax benefit of excess tax goodwill	—	(3,099)	—	—	(3,099)
Balance as of December 31, 2011	$10,192	$38,713	$62,671	$83	$111,659

During the year ended December 31, 2011, the Company decreased its goodwill balance by approximately $3.1 million. The decrease was due to an adjustment in the Acquisitions segment related to tax benefits realized during 2011 on the portion of tax goodwill in excess of GAAP basis goodwill. As of December 31, 2011, the Company had an aggregate goodwill balance of $111.7 million.

During the year ended December 31, 2010, the Company decreased its goodwill balance by approximately $3.1 million. The decrease was due to an adjustment in the Acquisitions segment related to tax benefits realized during 2010 on the portion of tax goodwill in excess of GAAP basis goodwill. As of December 31, 2010, the Company had an aggregate goodwill balance of $114.8 million.

Accounting for goodwill requires an estimate of the future profitability of the associated lines of business to assess the recoverability of the capitalized acquisition goodwill. The Company evaluates the carrying value of goodwill at the segment (or reporting unit) level at least annually and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: 1) a significant adverse change in legal factors or in business climate, 2) unanticipated competition, or 3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company first determines through qualitative analysis whether relevant events and circumstances indicate that it is more likely than not that segment goodwill balances are impaired as of the testing date. If it is determined that it is more likely than not that impairment exists, the Company compares its estimate of the fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill. The Company utilizes a fair value measurement (which includes a discounted cash flows analysis) to assess the carrying value of the reporting units in consideration of the recoverability of the goodwill balance assigned to each reporting unit as of the measurement date. The Company's material goodwill balances are attributable to certain of its operating segments (which are each considered to be reporting units). The cash flows used to determine the fair value of the Company's reporting units are dependent on a number of significant assumptions. The Company's estimates, which consider a market participant view of fair value, are subject to change given the inherent uncertainty in predicting future results and cash flows, which are impacted by such things as policyholder behavior, competitor pricing, capital limitations, new product introductions, and specific industry and market conditions. Additionally, the discount rate used is based on the Company's judgment of the appropriate rate for each reporting unit based on the relative risk associated with the projected cash flows. As of December 31, 2011, the Company performed its annual evaluation of goodwill and determined that no adjustment to impair goodwill was necessary.

The Company also considers its market capitalization in assessing the reasonableness of the fair values estimated for its reporting units in connection with its goodwill impairment testing. The Company believes that its market capitalization at December 31, 2011 is not representative of the underlying fair value of its reporting units, due primarily to the following:

- concerns about future earnings growth;
- negative market sentiment;
- different valuation methodologies that resulted in lower valuation;
- increased risk premium for holding investments in non-agency mortgage-backed securities;
- increased risk premium for holding commercial mortgage loans.

While the concerns outlined above continue to negatively affect the Company's market capitalization, it is the Company's belief that the following factors support the underlying stability and growth potential of its reporting units:

- The Company's position is shared by many others in the industry, and its ratio of market value to book value is in line with peer company averages.
- The Company has experienced improved credit and financial strength ratings over the past 3 years.
- Operating earnings continue to exceed projections.

- Risk-based-capital is near its highest ever level, indicating a strong financial position.
- The Company experienced impairment losses in 2010 and 2011 which were below projected levels.
- Problem loans within the Company's mortgage loan portfolio are within historical norms, and are not expected to have an adverse affect on the Company's liquidity.
- Overall, the performance of the Company's investment portfolio is in line with its expectations.

While continued deterioration of or adverse market conditions for certain businesses may have a significant impact on the fair value of the Company's reporting units, in the Company's view, the key assumptions used in its estimates of fair value of its reporting units continue to be adequate, and market capitalization being below book value did not result in a triggering or impairment event.

7. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS

The Company issues variable universal life and variable annuity products through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder. The Company also offers, for our variable annuity products, various account value guarantees upon death. The most significant of these guarantees involve 1) return of the highest anniversary date account value, or 2) return of the greater of the highest anniversary date account value or the last anniversary date account value compounded at 5% interest or 3) return of premium. The GMDB reserve is calculated by applying a benefit ratio, equal to the present value of total expected GMDB claims divided by the present value of total expected contract assessments, to cumulative contract assessments. This amount is then adjusted by the amount of cumulative GMDB claims paid and accrued interest. Assumptions used in the calculation of the GMDB reserve were as follows: mean investment performance of 8.5%, age-based mortality consistent with 61% of the National Association of Insurance Commissioners 1994 Variable Annuity GMDB Mortality Table, lapse rates ranging from 1%—25% (depending on product type and duration), and an average discount rate of 6.3%. Changes in the GMDB reserve are included in benefits and settlement expenses in the accompanying consolidated statements of income.

The variable annuity separate account balances subject to GMDB were $6.2 billion as of December 31, 2011. The total guaranteed amount payable based on variable annuity account balances as of December 31, 2011, was $332.1 million (including $317.7 million in the Annuities segment and $14.4 million in the Acquisitions segment) with a GMDB reserve of $0.3 million in the Acquisitions segment. The average attained age of contract holders as of December 31, 2011 for the Company was 67.

These amounts exclude the variable annuity business of the Chase Insurance Group, which consisted of five insurance companies that manufactured and administered traditional life insurance and annuity products and four non-insurance companies (which collectively are referred to as the "Chase Insurance Group") which has been 100% reinsured to CALIC, under a Modco agreement. The guaranteed amount payable associated with the annuities reinsured to CALIC was $33.3 million and is included in the Acquisitions segment. The average attained age of contract holders as of December 31, 2011, was 63.

Activity relating to GMDB reserves (excluding those 100% reinsured under the Modco agreement) is as follows:

	For The Year Ended December 31,		
	2011	2010	2009
	(Dollars In Thousands)		
Beginning balance	$6,412	$ 342	$ 1,205
Incurred guarantee benefits	7,171	11,799	10,193
Less: Paid guarantee benefits	3,785	5,729	11,056
Ending balance	$9,798	$ 6,412	$ 342

Account balances of variable annuities with guarantees invested in variable annuity separate accounts are as follows:

	As of December 31,	
	2011	2010
	(Dollars In Thousands)	
Equity mutual funds	$3,972,729	$3,149,445
Fixed income mutual funds	2,185,654	1,279,639
Total	$6,158,383	$4,429,084

Certain of the Company's fixed annuities and universal life products have a sales inducement in the form of a retroactive interest credit ("RIC"). In addition, certain annuity contracts provide a sales inducement in the form of a bonus interest credit. The Company maintains a reserve for all interest credits earned to date. The Company defers the expense associated with the RIC and bonus interest credits each period and amortizes these costs in a manner similar to that used for DAC.

Activity in the Company's deferred sales inducement asset was as follows:

	For The Year Ended December 31,		
	2011	2010	2009
	(Dollars In Thousands)		
Deferred asset, beginning of period	$112,147	$116,298	$ 99,132
Amounts deferred	29,472	25,587	24,506
Amortization	(16,092)	(29,738)	(7,340)
Deferred asset, end of period	$125,527	$112,147	$116,298

8. REINSURANCE

The Company reinsures certain of its risks with (cedes), and assumes risks from, other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Under yearly renewable term agreements, the Company reinsures only the mortality risk, while under coinsurance the Company reinsures a proportionate share of all risks arising under the reinsured policy. Under coinsurance, the reinsurer receives a proportionate share of the premiums less commissions and is liable for a corresponding share of all benefit payments. Modified coinsurance is accounted for similar to coinsurance except that the liability for future policy benefits is held by the ceding company, and settlements are made on a net basis between the companies.

Reinsurance ceded arrangements do not discharge the Company as the primary insurer. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to us under the terms of the reinsurance agreements. The Company continues to monitor the consolidation of reinsurers and the concentration of credit risk the Company has with any reinsurer, as well as the financial condition of its reinsurers. As of December 31, 2011, the Company had reinsured approximately 62% of the face value of its life insurance in-force. The Company has reinsured approximately 27% of the face value of its life insurance in-force with the following three reinsurers:

- Security Life of Denver Insurance Co. (currently administered by Hanover Re)
- Swiss Re Life & Health America Inc.
- Lincoln National Life Insurance Co. (currently administered by Swiss Re Life & Health America Inc.)

The Company has not experienced any credit losses for the years ended December 31, 2011, 2010, or 2009 related to these reinsurers. The Company has set limits on the amount of insurance retained on the life of any one person. In 2005, the Company increased its retention for certain newly issued traditional life products from $500,000 to $1,000,000 on any one life. During 2008, the Company increased its retention limit to $2,000,000 on certain of its traditional and universal life products.

Reinsurance premiums, commissions, expense reimbursements, benefits, and reserves related to reinsured long-duration contracts are accounted for over the life of the underlying reinsured contracts using assumptions consistent with those used to account for the underlying contracts. The cost of reinsurance related to short-duration contracts is accounted for over the reinsurance contract period. Amounts recoverable from reinsurers, for both short-and long-duration reinsurance arrangements, are estimated in a manner consistent with the claim liabilities and policy benefits associated with reinsured policies.

The following table presents the net life insurance in-force:

	For The Year Ended December 31,		
	2011	2010	2009
	(Dollars In Millions)		
Direct life insurance in-force	$ 728,670	$ 753,519	$ 755,263
Amounts assumed from other companies	32,813	18,799	19,826
Amounts ceded to other companies	(469,530)	(495,056)	(515,136)
Net life insurance in-force	$ 291,953	$ 277,262	$ 259,953
Percentage of amount assumed to net	11%	7%	8%

The following table reflects the effect of reinsurance on life insurance premiums written and earned:

	For The Year Ended December 31,		
	2011	2010	2009
	(Dollars In Millions)		
Direct premiums	$ 2,245	$ 2,153	$ 2,146
Reinsurance assumed	248	167	97
Reinsurance ceded	(1,278)	(1,284)	(1,318)
Net premiums[(1)]	$ 1,215	$ 1,036	$ 925
Percentage of amount assumed to net	20%	16%	11%

[(1)] Includes annuity policy fees of $74.9 million, $43.4 million, and $34.9 million for the years ended December 31, 2011, 2010, and 2009, respectively.

The Company has also reinsured accident and health risks representing $14.5 million, $17.1 million, and $24.2 million of premium income, while the Company has assumed accident and health risks representing $21.7 million, $0.1 million, and $2.5 million of premium income for 2011, 2010, and 2009, respectively. In addition, the Company reinsured property and casualty risks representing $102.0 million, $106.8 million, and $184.9 million of premium income, while the Company assumed property and casualty risks representing $6.3 million, $7.1 million, and $81.0 million of premium income for 2011, 2010, and 2009, respectively.

As of December 31, 2011 and 2010, policy and claim reserves relating to insurance ceded of $5.6 billion are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, the Company would be obligated to pay such claims. As of December 31, 2011 and 2010, the Company had paid $127.1 million and $132.6 million, respectively, of ceded benefits which are recoverable from reinsurers. In addition, as of December 31, 2011 and 2010, the Company had receivables of $64.9 million and $64.8 million, respectively, related to insurance assumed.

During 2006, the Company recorded $27.1 million of bad debt charges related to its Lender's Indemnity product line. These bad debt charges followed the bankruptcy filing related to CENTRIX Financial LLC ("CENTRIX"), the originator and servicer of the business, and are the result of the Company's assessment, based in part on facts discovered by an audit after the bankruptcy filing, of the inability of CENTRIX and an affiliated reinsurer to meet their obligations under the program. The Company ceased offering the Lender's Indemnity product in 2003 with the last policy expiring in 2009. The Company has been actively working to settle its exposure with the various policyholders since 2007. From 2007 through 2009, the majority of the Company's exposure was settled successfully. The business was ceded to an affiliate of CENTRIX until the treaty was commuted in 2009 with no net financial impact to the Company. During 2010, the Company successfully settled its last and as a result of this final settlement, $7.8 million in excess reserves were released in the first quarter of 2010.

The Company's third party reinsurance receivables amounted to $5.6 billion as of December 31, 2011 and 2010. These amounts include ceded reserve balances and ceded benefit payments. The ceded benefit payments are recoverable from reinsurers. The following table sets forth the receivables attributable to our more significant reinsurance partners:

	As of December 31,			
	2011		2010	
	Reinsurance Receivable	A.M. Best Rating	Reinsurance Receivable	A.M. Best Rating
	(Dollars In Millions)			
Security Life of Denver Insurance Co.	$626.4	A	$609.1	A
Swiss Re Life & Health America, Inc.	624.4	A+	612.3	A
Lincoln National Life Insurance Co.	479.4	A+	460.7	A+
Transamerica Life Insurance Co.	392.9	A+	428.0	A+
American United Life Insurance Co.	325.1	A+	324.5	A
Employers Reassurance Corp.	290.2	A−	302.8	A−
RGA Reinusrance Co.	228.2	A+	221.2	A+
The Canada Life Assurance Company	219.1	A+	216.4	A+
XL Life Ltd.	183.0	A−	180.4	A−
Scottish Re (U.S.), Inc.	179.9	NR[1]	197.5	E

(1) Scottish Re (U.S.), Inc. is not rated as of December 31, 2011.

The Company's reinsurance contracts typically do not have a fixed term. In general, the reinsurers' ability to terminate coverage for existing cessions is limited to such circumstances as material breach of contract or non-payment of premiums by the ceding company. The reinsurance contracts generally contain provisions intended to provide the ceding company with the ability to cede future business on a basis consistent with historical terms. However, either party may terminate any of the contracts with respect to future business upon appropriate notice to the other party.

Generally, the reinsurance contracts do not limit the overall amount of the loss that can be incurred by the reinsurer. The amount of liabilities ceded under contracts that provide for the payment of experience refunds is immaterial.

9. DEBT AND OTHER OBLIGATIONS

Debt and Subordinated Debt Securities

Debt and subordinated debt securities are summarized as follows:

	As of December 31,	
	2011	2010
	(Dollars In Thousands)	
Debt (year of issue):		
Revolving Line Of Credit	$ 170,000	$ 142,000
7.45% Medium-Term Notes (1996), due 2011	—	9,852
4.30% Senior Notes (2003), due 2013	250,000	250,000
4.875% Senior Notes (2004), due 2014	150,000	150,000
6.40% Senior Notes (2007), due 2018	150,000	150,000
7.375% Senior Notes (2009), due 2019	400,000	400,000
8.00% Senior Notes (2009), due 2024, callable 2014	100,000	100,000
8.45% Senior Notes (2009), due 2039	300,000	300,000
Total Debt	$1,520,000	$1,501,852
Subordinated debt securities (year of issue):		
7.50% Subordinated Debentures (2001), due 2031, callable 2006	$ 103,093	$ 103,093
7.25% Subordinated Debentures (2002), due 2032, callable 2007	118,557	118,557
6.125% Subordinated Debentures (2004), due 2034, callable 2009	103,093	103,093
7.25% Capital Securities (2006), due 2066, callable 2011	200,000	200,000
Total subordinated debt securities	$ 524,743	$ 524,743

During the year ended December 31, 2011, the Company's Medium-Term Notes of $9.9 million matured and were paid in full, along with applicable accrued interest.

For the next five years, the Company's future maturities of debt, excluding notes payable to banks, and subordinated debt securities are $250.0 million in 2013, $150.0 million in 2014, and $1,474.7 million thereafter.

Under a revolving line of credit arrangement, the Company has the ability to borrow on an unsecured basis up to an aggregate principal amount of $500 million (the "Credit Facility"). The Company has the right in certain circumstances to request that the commitment under the Credit Facility be increased up to a maximum principal amount of $600 million. Balances outstanding under the Credit Facility accrue interest at a rate equal to (i) either the prime rate or the London Interbank Offered Rate ("LIBOR"), plus (ii) a spread based on the ratings of the Company's senior unsecured long-term debt. The Credit Agreement provides that the Company is liable for the full amount of any obligations for borrowings or letters of credit, including those of PLICO, under the Credit Facility. The maturity date on the Credit Facility is April 16, 2013. There was an outstanding balance of $170.0 million at an interest rate of LIBOR plus 0.40% under the Credit Facility as of December 31, 2011. The Company was not aware of any non-compliance with the financial debt covenants of the Credit Facility as of December 31, 2011.

The following is a summary of the Company's estimated debt covenant calculations as of December 31, 2011:

	Requirement	Actual Results
Consolidated net worth margin	greater than or equal to 0	greater than $750 million
Debt to total capital ratio*	Less than 40%	Approximately 29%
Total adjusted capital margin	greater than or equal to 0	Approximately $1.6 billion
Interest cash inflow available compared to adjusted consolidated interest expense	greater than 2.0 to 1	greater than 5.0 to 1

* Excludes $800 million of senior notes issued in 2009

The Company has also accessed capital from subordinated debt securities issued to wholly owned subsidiary trusts. Securities currently outstanding were offered through a series of trusts (PLC Capital Trust III, PLC Capital Trust IV, and PLC Capital Trust V). These trusts were formed solely to issue preferred securities (TOPrS) and use the proceeds thereof to purchase the Company's subordinated debentures. The sole assets of the trusts are these subordinated debt securities. The Company irrevocably guarantees the principal obligations of the trusts. Under the terms of the subordinated debentures, the Company has the right to extend interest payment periods up to five consecutive years. Consequently, dividends on the preferred securities may be deferred (but will continue to accumulate, together with additional dividends on any accumulated but unpaid dividends at the dividend rate) by the trusts during any such extended interest payment period.

In May 2003, the Company closed on offerings of $250.0 million of 4.30% Senior Notes due in 2013. These senior notes were offered and sold pursuant to the Company's shelf registration statement on Form S-3. Under the terms of the Senior Notes, interest is payable semi-annually on June 1 and December 1 of each year, commencing on December 1, 2003.

In October 2004, the Company closed on offerings of $150.0 million of 4.875% Senior Notes due in 2014. These senior notes were offered and sold pursuant to the Company's shelf registration statement on Form S-3. Under the terms of the Senior Notes, interest is payable semi-annually on May 1 and November 1 of each year, commencing on May 1, 2005.

In connection with the Chase Insurance Group acquisition, on July 3, 2006, the Company issued $200.0 million of 7.25% Capital Securities due 2066 (the "Capital Securities"), from which net proceeds of approximately $193.8 million were received. Under the terms of the Capital Securities, the Company has the option to defer interest payments, subject to certain limitations, for periods of up to five consecutive years. The Capital Securities are redeemable at the Company's option on or after June 30, 2011.

In December 2007, the Company issued a new series of debt securities of $150.0 million of 6.40% Senior Notes due 2018 (the "Senior Notes"), from which net proceeds of approximately $148.7 million were received. Under the terms of the Senior Notes, interest on the Senior Notes is payable semi-annually in arrears on January 15 and July 15. The maturity date is January 15, 2018.

On October 9, 2009, the Company closed on offerings of $400 million of its senior notes due in 2019, $100 million of its senior notes due in 2024, and $300 million of its senior notes due in 2039, for an aggregate principal amount of $800 million. These senior notes were offered and sold pursuant to the Company's shelf registration statement on Form S-3. The Company used the net proceeds from the offering of the Notes to purchase $800 million in aggregate principal amount of newly-issued surplus notes of Golden Gate. Golden Gate used a portion of the proceeds from the sale of the surplus notes to the Company to repurchase, at a discount, $800 million in aggregate principal amount of its outstanding Series A floating rate surplus notes that were held by third parties. This repurchase resulted in a $126.3 million pre-tax gain, net of deferred issue costs. As a result of these transactions, the Company is the sole holder of the total $800.0 million of outstanding Golden Gate surplus notes, which is eliminated at the consolidated level.

Non-Recourse Funding Obligations

Golden Gate II Captive Insurance Company

Golden Gate II Captive Insurance Company ("Golden Gate II"), a special purpose financial captive insurance company wholly owned by PLICO, had $575 million of outstanding non-recourse funding obligations as of December 31, 2011. These outstanding non-recourse funding obligations were issued to special purpose trusts, which in turn issued securities to third parties. Certain of the Company's affiliates purchased a portion of these securities during 2010 and 2011. As a result of these purchases, as of December 31, 2011, securities related to $407.8 million of the outstanding balance of the non-recourse funding obligations was held by external parties and securities related to $167.2 million of the non-recourse funding obligations was held by our affiliates. These non-recourse funding obligations mature in 2052. $275 million of this amount is currently accruing interest at a rate of LIBOR plus 30 basis points. We have experienced higher borrowing costs than were originally expected associated with $300 million of our non-recourse funding obligations supporting the business reinsured to Golden Gate II. These higher costs are the result of higher spread component interest costs associated with the illiquidity of the current market for auction rate securities, as well as a rating downgrade of our guarantor by certain rating agencies. The current rate associated with these obligations is LIBOR plus 200 basis points, which is the maximum rate we can be required to pay under these obligations. We have contingent approval to issue an additional $100 million of obligations. Under the terms of the surplus notes, the holders of the surplus notes cannot require repayment from us or any of our subsidiaries, other than Golden Gate II, the direct issuers of the surplus notes, although we have agreed to indemnify Golden Gate II for certain costs and obligations (which obligations do not include payment of principal and interest on the surplus notes). In addition, we have entered into certain support agreements with Golden Gate II obligating us to make capital contributions or provide support related to certain of Golden Gate II's expenses and in certain circumstances, to collateralize certain of our obligations to Golden Gate II.

Non-recourse funding obligations outstanding as of December 31, 2011, on a consolidated basis, are shown in the following table:

Issuer	Balance	Maturity Year	Year-to-Date Weighted-Avg Interest Rate
	(Dollars In Thousands)		
Golden Gate II Captive Insurance Company	$407,800	2052	1.35%
Total	$407,800		

During 2011, the Company repurchased $124.6 million of its outstanding non-recourse funding obligations, at a discount. These repurchases resulted in a $40.1 million pre-tax gain for the Company.

Letters of Credit

Golden Gate III Vermont Captive Insurance Company ("Golden Gate III"), a Vermont special purpose financial captive insurance company and wholly owned subsidiary of PLICO, is party to a Reimbursement Agreement (the "Reimbursement Agreement") with UBS AG, Stamford Branch ("UBS"), as issuing lender. Under the original Reimbursement Agreement, dated April 23, 2010, UBS issued a letter of credit (the "LOC") in the initial amount of $505 million to a trust for the benefit of West Coast Life Insurance Company ("WCL"). The LOC balance increased during 2011 in accordance with the terms of the Reimbursement Agreement. The Reimbursement Agreement was subsequently amended and restated effective November 21, 2011, to replace the existing LOC with one or more letters of credit from

UBS, and to extend the maturity date from April 1, 2018, to April 1, 2022. The LOC balance was $560 million as of December 31, 2011. Subject to certain conditions, the amount of the LOC will be periodically increased up to a maximum of $610 million in 2013. The term of the LOC is expected to be 12 years, subject to certain conditions including capital contributions made to Golden Gate III by one of its affiliates. The LOC was issued to support certain obligations of Golden Gate III to WCL under an indemnity reinsurance agreement originally effective April 1, 2010, and subsequently amended and restated as of October 1, 2011. Pursuant to the terms of the Reimbursement Agreement, in the event amounts are drawn under the LOC by the trustee on behalf of WCL, Golden Gate III will be obligated, subject to certain conditions, to reimburse UBS for the amount of any draw and any interest thereon. The Reimbursement Agreement is non-recourse to the Company, PLICO and WCL. Pursuant to the terms of a letter agreement, we have agreed to guarantee the payment of fees to UBS under the Reimbursement Agreement. Pursuant to the Reimbursement Agreement, Golden Gate III has collateralized its obligations to UBS by granting UBS a security interest in certain of its assets.

Golden Gate IV Vermont Captive Insurance Company ("Golden Gate IV"), a Vermont special purpose financial captive insurance company and wholly owned subsidiary of PLICO, is party to a Reimbursement Agreement with UBS AG, Stamford Branch, as issuing lender. Under the Reimbursement Agreement, dated December 10, 2010, UBS issued an LOC in the initial amount of $270 million to a trust for the benefit of WCL. The LOC balance has increased, in accordance with the terms of the Reimbursement Agreement, each quarter of 2011 and was $455 million as of December 31, 2011. Subject to certain conditions, the amount of the LOC will be periodically increased up to a maximum of $790 million in 2016. The term of the LOC is expected to be 12 years. The LOC was issued to support certain obligations of Golden Gate IV to WCL under an indemnity reinsurance agreement originally effective October 1, 2010, which was subsequently amended and restated as of July 1, 2011. Pursuant to the terms of the Reimbursement Agreement, in the event amounts are drawn under the LOC by the trustee on behalf of WCL, Golden Gate IV will be obligated, subject to certain conditions, to reimburse UBS for the amount of any draw and interest thereon. The Reimbursement Agreement is "non-recourse" to the Company, PLICO and WCL. Pursuant to the terms of a letter agreement with UBS, we have agreed to guarantee the payment of fees to UBS under the Reimbursement Agreement. Pursuant to the Reimbursement Agreement, Golden Gate IV has collateralized its obligations to UBS by granting UBS a security interest in certain of its assets.

Interest Expense

The Company uses interest rate swap agreements to convert a portion of its debt from a fixed interest rate to a floating rate. These interest rate swap agreements do not qualify as hedges of the corresponding long-term debt or subordinated debt securities. All net interest settlements and mark-to-market adjustments for these interest rate swap agreements are recorded as *Realized investment gains (losses)—derivative financial instruments*.

Interest expense on long-term debt and subordinated debt securities totaled $130.9 million, $131.1 million, and $83.4 million in 2011, 2010, and 2009, respectively. The $0.2 million decrease was related to payments made to reduce the balance on the Credit Facility. The interest expense on other obligations, non-recourse funding obligations, and other temporary borrowings was $28.2 million, $20.0 million, and $30.7 million in 2011, 2010, and 2009, respectively. The $8.2 million variance was primarily due to an increase in the letter of credit fees associated with Golden Gate III and Golden Gate IV, offset by the repayment of the medium term notes and a decrease in the balance of the non-recourse funding obligations.

10. MORTGAGE LOANS

Mortgage Loans

The Company invests a portion of its investment portfolio in commercial mortgage loans. As of December 31, 2011, the Company's mortgage loan holdings were approximately $5.4 billion. The Company has specialized in making loans on either credit-oriented commercial properties or credit-anchored strip shopping centers and apartments. The Company's underwriting procedures relative to its commercial loan portfolio are based, in the Company's view, on a conservative and disciplined approach. The Company concentrates on a small number of commercial real estate asset types associated with the necessities of life (retail, multi-family, professional office buildings, and warehouses). The Company believes these asset types tend to weather economic downturns better than other commercial asset classes in which it have chosen not to participate. The Company believes this disciplined approach has helped to maintain a relatively low delinquency and foreclosure rate throughout its history.

The Company's commercial mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, and net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts and prepayment fees are reported in net investment income.

The following table includes a breakdown of the Company's commercial mortgage loan portfolio by property type as of December 31, 2011:

Type	Percentage of Mortgage Loans on Real Estate
Retail	65.7%
Office Buildings	13.4
Apartments	11.3
Warehouses	7.6
Other	2.0
	100.0%

The Company specializes in originating mortgage loans on either credit-oriented or credit-anchored commercial properties. No single tenant's exposure represents more than 2.0% of mortgage loans. Approximately 74.5% of the mortgage loans are on properties located in the following states:

State	Percentage of Mortgage Loans on Real Estate
Texas	11.9%
Georgia	9.2
Tennessee	7.4
Florida	7.0
Alabama	6.8
South Carolina	6.0
North Carolina	5.4
Ohio	5.0
Utah	4.5
California	3.2
Indiana	2.8
Michigan	2.7
Pennsylvania	2.6
	74.5%

During 2011, the Company funded approximately $907.0 million of new loans, which included $439.0 million of loans acquired from the Liberty Life coinsurance transaction, with an average loan size of $2.3 million. The average size mortgage loan in the portfolio as of December 31, 2011, was $2.6 million, and the weighted-average interest rate was 6.24%. The largest single mortgage loan was $38.7 million.

Many of the mortgage loans have call options or interest rate reset options between 3 and 10 years. However, if interest rates were to significantly increase, we may be unable to exercise the call options or increase the interest rates on our existing mortgage loans commensurate with the significantly increased market rates. Assuming the loans are called at their next call dates, approximately $196.6 million would become due in 2012, $1.4 billion in 2013 through 2017, $772.9 million in 2018 through 2022, and $272.4 million thereafter.

The Company offers a type of commercial mortgage loan under which the Company will permit a loan-to-value ratio of up to 85% in exchange for a participating interest in the cash flows from the underlying real estate. As of December 31, 2011 and 2010, approximately $876.8 million and $884.7 million, respectively, of the Company's mortgage loans have this participation feature. Cash flows received as a result of this participation feature are recorded as interest income.

As of December 31, 2011, less than 0.12%, or $41.4 million, of invested assets consisted of nonperforming, restructured or mortgage loans that were foreclosed and were converted to real estate properties. The Company does not expect these investments to adversely affect its liquidity or ability to maintain proper matching of assets and liabilities. The Company's mortgage loan portfolio consists of two categories of loans: (1) those not subject to a pooling and servicing agreement and (2) those previously a part of variable interest entity securitizations and thus subject to a contractual pooling and servicing agreement.

As of December 31, 2011, $12.5 million of mortgage loans not subject to a pooling and servicing agreement were nonperforming. None of these nonperforming loans have been restructured during the nine month period ending December 31, 2011. In addition, the Company foreclosed on some nonperforming loans and converted them to $9.9 million of real estate properties during the year ending December 31, 2011.

As of December 31, 2011, $18.4 million of loans subject to a pooling and servicing agreement were nonperforming or restructured. None of these nonperforming loans have been restructured during the year ending December 31, 2011. In addition, the Company foreclosed on some nonperforming loans and converted them to $0.5 million of real estate properties during the year ending December 31, 2011.

As of December 31, 2011 and 2010, the Company had an allowance for mortgage loan credit losses of $6.5 million and $11.7 million, respectively. Over the past ten years, the Company's commercial mortgage loan portfolio has experienced an average credit loss factor of approximately 0.02%. Due to such low historical losses, the Company believes that a collectively evaluated allowance would be inappropriate. The Company believes an allowance calculated through an analysis of specific loans that are believed to have a higher risk of credit impairment provides a more accurate presentation of expected losses in the portfolio and is consistent with the applicable guidance for loan impairments in ASC Subtopic 310. Since the Company uses the specific identification method for calculating reserves, it is necessary to review the economic situation of each borrower to determine those that have higher risk of credit impairment. The Company has a team of professionals that monitors borrower conditions such as payment practices, borrower credit, operating performance, and property conditions, as well as ensuring the timely payment of property taxes and insurance. Through this monitoring process, the Company assesses the risk of each loan. When issues are identified, the severity of the issues are assessed and reviewed for possible credit impairment. If a loss is probable, an expected loss calculation is performed and an allowance is established for that loan based on the expected loss. The expected loss is calculated as the excess carrying value of a loan over either the present value of expected future cash flows discounted at the loan's original effective interest rate, or the current estimated fair value of the loan's underlying collateral. A loan may be subsequently charged off at such point that the Company no longer expects to receive cash payments, the present value of future expected payments of the renegotiated loan is less than the current principal balance, or at such time that the Company is party to foreclosure or bankruptcy proceedings associated with the borrower and does not expect to recover the principal balance of the loan. A charge off is recorded by eliminating the allowance against the mortgage loan and recording the renegotiated loan or the collateral property related to the loan as investment real estate on the balance sheet, which is carried at the lower of the appraised fair value of the property or the unpaid principal balance of the loan, less estimated selling costs associated with the property.

An analysis of the change in the allowance for mortgage loan credit losses is provided in the following chart:

	As of December 31,	
	2011	2010
	(Dollars In Thousands)	
Beginning balance	$ 11,650	$ 1,725
Charge offs	(16,278)	(1,146)
Recoveries	(2,471)	—
Provision	13,574	11,071
Ending balance	$ 6,475	$11,650

It is the Company's policy to cease to carry accrued interest on loans that are over 90 days delinquent. For loans less than 90 days delinquent, interest is accrued unless it is determined that the accrued interest is not collectible. If a loan becomes over 90 days delinquent, it is the Company's general policy to initiate foreclosure proceedings unless a workout arrangement to bring the loan current is in place. For loans subject to a pooling and servicing agreement, there are certain additional restrictions and/or requirements related to workout proceedings, and as such, these loans may have different attributes and/or circumstances affecting the status of delinquency or categorization of those in nonperforming status. An analysis of the delinquent loans is shown in the following chart as of December 31, 2011.

	30–59 Days Delinquent	60–89 Days Delinquent	Greater than 90 Days Delinquent	Total Delinquent
		(Dollars In Thousands)		
Commercial mortgage loans	$51,767	$2,348	$12,536	$66,651
Number of delinquent commercial mortgage loans	10	1	6	17

The Company's commercial mortgage loan portfolio consists of mortgage loans that are collateralized by real estate. Due to the collateralized nature of the loans, any assessment of impairment and ultimate loss given a default on the loans is based upon a consideration of the estimated fair value of the real estate. The Company limits accrued interest income on impaired loans to ninety days of interest. Once accrued interest on the impaired loan is received, interest income is recognized on a cash basis. For information regarding impaired loans, please refer to the following chart as of December 31:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Income
			(Dollars In Thousands)			
2011						
Commercial mortgage loans:						
With no related allowance recorded	$ 7,917	$10,926	$ —	$1,979	$ 34	$ 34
With an allowance recorded	15,521	15,521	6,475	5,174	117	181
2010						
Commercial mortgage loans:						
With no related allowance recorded	$ 1,579	$ 1,579	$ —	$1,579	$ —	$ —
With an allowance recorded	18,642	18,642	11,650	4,661	805	767

In June of 2009, the FASB amended the guidance related to variable interest entities ("VIE") which was later codified in the ASC through ASU No. 2009-17. Among other accounting and disclosure requirements, this guidance replaced the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a VIE with an approach focused on identifying which enterprise has the power to direct the activities of a VIE that most significantly impact its economics and the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. Additionally, the FASB amended the guidance related to accounting for transfers of financial assets which was later codified in the ASC through ASU No. 2009-16. This guidance was effective on January 1, 2010.

Based on the Company's analysis, the Company determined that it had interests in two former qualifying special-purpose entity ("QSPEs") that were determined to be VIEs as of January 1, 2010. These two VIEs were trusts used to facilitate commercial mortgage loan securitizations. The Company's variable interests in the trusts are created by the contract to service the mortgage loans held by the trusts as well as the retained beneficial interests in certain of these securities issued by the trusts. The activities that most significantly impact the economics of the trusts are predominantly related to the servicing of the mortgage loans, such as timely collection of principal and interest, direction of foreclosure proceedings, and management and sale of foreclosed real estate owned by the trusts. The Company is the servicer responsible for these activities and has the sole power to appoint such servicer through its beneficial interests in the securities. These criteria give the Company the power to direct the activities of the trusts that most significantly impact the trusts economic performance. Additionally, the Company is obligated, as an owner of the securities issued by the trusts, to absorb its share of losses on the securities. Based on the fact that the Company has the power to direct the activities that most significantly impact the economics of the trusts and the obligation to absorb losses that could potentially be significant, it was determined that the Company is the primary beneficiary of the trusts, thus resulting in consolidation.

11. COMMITMENTS AND CONTINGENCIES

The Company has entered into indemnity agreements with each of its current directors that provide, among other things and subject to certain limitations, a contractual right to indemnification to the fullest extent permissible under the law. The Company has agreements with certain of its officers providing up to $10 million in indemnification. These obligations are in addition to the customary obligation to indemnify officers and directors contained in the Company's governance documents.

The Company leases administrative and marketing office space in approximately 20 cities including 24,090 square feet in Birmingham (excluding the home office building), with most leases being for periods of three to ten years. The Company had rental expense of $6.8 million, $6.9 million, and $6.6 million for the year ended December 31, 2011, 2010, and 2010, respectively. The aggregate annualized rent was approximately $9.3 million for the year ended December 31, 2011. The following is a schedule by year of future minimum rental payments required under these leases:

Year	Amount
	(Dollars In Thousands)
2012	$9,337
2013	8,129
2014	6,544
2015	4,903
2016	3,185
Thereafter	994

Additionally, the Company leases a building contiguous to its home office. The lease extends to January 2014. At the end of the lease term the Company may purchase the building for approximately $75 million. The following is a schedule by year of future minimum rental payments required under this lease:

Year	Amount
	(Dollars In Thousands)
2012	$ 737
2013	735
2014	75,070

As of December 31, 2011 and 2010, the Company had outstanding mortgage loan commitments of $182.4 million at an average rate of 5.58% and $212.5 million at an average rate of 5.94%, respectively.

Under insurance guaranty fund laws, in most states insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. In addition, from time to time, companies may be asked to contribute amounts beyond prescribed limits. Most insurance guaranty fund laws provide that an assessment may be excused or deferred if it would threaten an insurer's own financial strength. The Company does not believe its insurance guaranty fund assessments will be materially different from amounts already provided for in the financial statements.

A number of civil jury verdicts have been returned against insurers, broker dealers and other providers of financial services involving sales, refund or claims practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or persons with whom the insurer does business, and other matters. Often these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive and non-economic compensatory damages. In some states, juries, judges, and arbitrators have substantial discretion in awarding punitive non-economic compensatory damages which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very limited appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments. Publicly held companies in general and the financial services and insurance industries in particular are also sometimes the target of law enforcement and regulatory investigations relating to the numerous laws and regulations that govern such companies. Some companies have been the subject of law enforcement or regulatory actions or other actions resulting from such investigations. The Company, in the ordinary course of business, is involved in such matters.

The Company establishes liabilities for litigation and regulatory actions when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. For matters where a loss is believed to be reasonably possible, but not probable, no liability is established. For such matters, the Company may provide an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. The Company reviews relevant information with respect to litigation and regulatory matters on a quarterly and annual basis and updates its established liabilities, disclosures and estimates of reasonably possible losses or range of loss based on such reviews.

Although the Company cannot predict the outcome of any litigation or regulatory action, the Company does not believe that any such outcome will have an impact, either individually or in the aggregate, on its financial condition or results of operations that differs materially from the Company's established liabilities. Given the inherent difficulty in predicting the outcome of such matters, however, it is possible that an adverse outcome in certain such matters could be material to the Company's financial condition or results of operations for any particular reporting period.

12. SHAREOWNERS' EQUITY

As of December 31, 2011, approximately $741.8 million of consolidated shareowners' equity, excluding net unrealized gains on investments, represented net assets of the Company's insurance subsidiaries that cannot be transferred to Protective Life Corporation. In addition, the Company's insurance subsidiaries are subject to various state statutory and regulatory restrictions on the insurance subsidiaries' ability to pay dividends to Protective Life Corporation. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as ordinary dividends to the Company from our insurance subsidiaries in 2012 is estimated to be $307.2 million.

Activity in the Company's issued and outstanding common stock is summarized as follows:

	Issued Shares	Treasury Shares	Outstanding Shares
Balance, December 31, 2008	73,251,960	3,346,153	69,905,807
Shares issued	15,525,000	—	15,525,000
(Reissuance of)/deposits to treasury stock	—	(149,996)	149,996
Balance, December 31, 2009	88,776,960	3,196,157	85,580,803
(Reissuance of)/deposits to treasury stock	—	(87,174)	87,174
Balance, December 31, 2010	88,776,960	3,108,983	85,667,977
(Reissuance of)/deposits to treasury stock	—	3,998,782	(3,998,782)
Balance, December 31, 2011	88,776,960	7,107,765	81,669,195

Shareowners have authorized 4,000,000 shares of Preferred Stock, $1.00 par value. Other terms, including preferences, voting, and conversion rights, may be established by the Board of Directors. None of these shares have been issued as of December 31, 2011.

13. STOCK-BASED COMPENSATION

A portion of the Company's 401(k) and Stock Ownership Plan ("401(k) Plan") consists of an Employee Stock Ownership Plan ("ESOP"). The ESOP stock was used to match employee contributions to and to provide other employee benefits. During 2009, all outstanding ESOP shares were allocated from the ESOP to employee 401(k) accounts.

Since 1973, the Company has had stock-based incentive plans to motivate management to focus on its long-range performance through the awarding of stock-based compensation. Under plans approved by shareowners in 1997, 2003, and 2008, up to 7,500,000 shares may be issued in payment of awards.

The criteria for payment of the 2011 performance awards is based primarily on the Company's average operating return on average equity ("ROE") over a three-year period. If the Company's ROE is below 9.0%, no award is earned. If the Company's ROE is at or above 10.0%, the award maximum is earned. Awards are paid in shares of the Company's common stock. The criteria for payment of performance awards, in prior years, is based primarily upon a comparison of the Company's average return on average equity over a four-year period (earlier upon the death, disability, or retirement of the executive, or in certain circumstances, upon a change in control of the Company) to that of a comparison group of publicly held life and multi-line insurance companies. For the 2008 awards, if the Company's results are below the 25th percentile of the comparison group, no portion of the award is earned. For the 2005-2007 awards, if the Company's results are below the 40th percentile of the comparison group, no portion of the award is earned. If the Company's results are at or above the 90th percentile, the award maximum is earned. Awards are paid in shares of the Company's common stock. Performance share awards of 191,100 were issued during the year ended December 31, 2011 and no performance share awards were issued during the year ended December 31, 2010.

Performance share awards in 2011, 2010, 2009, and 2008 and the estimated fair value of the awards at grant date are as follows:

Year Awarded	Performance Shares	Estimated Fair Value
		(Dollars In Thousands)
2011	191,100	$5,400
2010	—	—
2009	—	—
2008	75,900	2,900

Performance shares are equivalent in value to one share of our common stock times the award earned percentage payout. In the past, the Company has also issued performance-based stock appreciation rights ("P-SARs"). P-SARs convert to the equivalent of one stock appreciation right ("SARs") if earned times the award percentage payout. The P-SARs, once converted to SARs, expire 10 years after the grant date. As of December 31, 2011, the total outstanding performance shares related to these performance-based plans measured at maximum payouts were 530,000 shares.

SARs have been granted to certain officers of the Company to provide long-term incentive compensation based solely on the performance of the Company's common stock. The SARs are exercisable either five years after the date of grant or in three or four equal annual installments beginning one year after the date of grant (earlier upon the death, disability, or retirement of the officer, or in certain circumstances, of a change in control of the Company) and expire after ten years or upon termination of employment. The SARs activity as well as weighted-average base price is as follows:

	Weighted-Average Base Price per share	No. of SARs
Balance at December 31, 2008	$33.33	1,559,573
SARs granted	3.57	915,829
SARs exercised / forfeited	40.16	(6,200)
Balance at December 31, 2009	22.28	2,469,202
SARs granted	18.34	344,400
SARs exercised / forfeited	20.98	(488,765)
Balance at December 31, 2010	21.97	2,324,837
SARs exercised / forfeited / expired	8.31	(50,608)
Balance at December 31, 2011	$22.27	2,274,229

The following table provides information as of December 31, 2011, about equity compensation plans under which the Company's common stock is authorized for issuance:

Securities Authorized for Issuance under Equity Compensation Plans

Plan category	Number of securities to be issued upon exercise of *outstanding options,* warrants and rights as of December 31, 2011 (a)	Weighted-average exercise price of *outstanding options,* warrants and rights as of December 31, 2011 (b)	Number of securities *remaining available* for future issuance under equity compensation plans (excluding securities reflected in column (a)) as of December 31, 2011 (c)
Equity compensation plans approved by shareowners	2,869,496[(1)]	$ 22.27[(3)]	2,598,799[(4)]
Equity compensation plans not approved by shareowners	343,548[(2)]	Not applicable	Not applicable[(5)]
Total[(2)]	3,213,044[(1)(2)]	$ 22.27[(3)]	2,598,799[(4)(6)]

(1) Includes the following number of shares of common stock with respect to outstanding awards under the LTIP, determined as provided in the LTIP: (a) 1,478,249 shares issuable with respect to outstanding SARs (assuming for this purpose that one share of common stock will be payable with respect to each outstanding SAR); (b) 312,536 shares issuable with respect to outstanding performance share awards (assuming for this purpose that the awards are payable based on estimated performance under the awards as of September 30, 2011); and (c) 760,435 shares issuable with respect to outstanding restricted stock units (assuming for this purpose that shares will be payable with respect to all outstanding restricted stock units); and (d) 318,276 shares issuable with respect to stock equivalents representing previously earned awards under the LTIP that the recipient deferred under our Deferred Compensation Plan for Officers.

(2) Includes the following number of shares of common stock, determined as provided in the plans decribed below: (a) 238,811 shares issuable with respect to stock equivalents pursuant to our Deferred Compensation Plan for Directors Who Are Not Employees of the Company; (b) 104,737 shares issuable with respect to stock equivalents pursuant to our Deferred Compensation Plan for Officers; and (c) there were no shares issuable with respect to stock equivalents pursuant to our Regional Sales Manager Deferred Bonus Plan.

(3) Based on exercise prices of outstanding SARs.

(4) Represents (a) 2,526,346 shares of common stock available for future issuance under the LTIP; and (b) 72,453 shares of common stock available for future issuance under the Stock Plan for Non-Employee Directors.

(5) The plans listed in Note (2) do not currently have limits on the number of shares of common stock issuable under such plans. The total number of shares of common stock that may be issuable under such plans will depend upon, among other factors, the deferral elections made by the plans' participants.

(6) Plus any shares that become issuable under the plans listed in Note (2).

The outstanding SARs as of December 31, 2011, were at the following base prices:

Base Price	SARs Outstanding	Remaining Life in Years	Currently Exercisable
$32.00	360,000	1	360,000
26.49	50,000	2	50,000
41.05	111,700	4	111,700
48.60	38,400	5	38,400
45.70	35,070	5	35,070
43.46	186,975	6	186,975
48.05	3,000	6	3,000
41.12	2,500	6	2,500
38.59	313,000	7	235,600
3.50	830,832	8	534,710
9.54	5,000	8	3,333
17.48	8,000	9	2,666
18.36	328,752	9	108,354
20.40	1,000	9	333

There were no SARs issued for the year ended December 31, 2011. The SARs issued for the year ended December 31, 2010, had estimated fair values at grant date of $3.3 million. These fair values were estimated using a Black-Scholes option pricing model. The assumptions used in this pricing model varied depending on the vesting period of awards. Assumptions used in the model for the 2010 SARs granted (the simplified method under the ASC Compensation-Stock Compensation Topic was used for the 2010 awards) were as follows: an expected volatility of 69.4%, a risk-free interest rate of 2.6%, a dividend rate of 2.4%, a zero percent forfeiture rate, and an expected exercise date of 2016.

Restricted stock units are awarded to participants and include certain restrictions relating to vesting periods. The Company issued 175,500 restricted stock units for the year ended December 31, 2011. These awards had a total fair value at grant date of $5.0 million. Approximately half of these restricted stock units vest in 2014, and the remainder vest in 2015. For the year ended December 31, 2010, the Company issued 360,450 restricted stock units that had a fair value at grant date of $6.6 million.

The Company recognizes all stock-based compensation expense over the related service period of the award, or earlier for retirement eligible employees. The expense recorded by the Company for its stock-based compensation plans was $10.2 million, $10.2 million, and $3.9 million in 2011, 2010, and 2009, respectively. The Company's obligations of its stock-based compensation plans that are expected to be settled in shares of the Company's common stock are reported as a component of shareowners' equity, net of deferred taxes.

14. EMPLOYEE BENEFIT PLANS

Defined Benefit Pension Plan and Unfunded Excess Benefit Plan

- The Company sponsors a defined benefit pension plan covering substantially all of its employees. Benefits are based on years of service and the employee's compensation. The Company's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements of Employee Retirement Income Security Act ("ERISA") plus such additional amounts as the Company may determine to be appropriate from time to time. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. During the twelve months ended December 31, 2011, the Company contributed $5.7 million to its defined benefit pension plan for the 2010 plan year and $6.7 million to its defined benefit pension plan for the 2011 plan year. In addition, during January of 2012, the Company made a $2.3 million contribution to the defined benefit pension plan for the 2011 plan year. The Company has not yet determined what amount it will fund for the remainder of 2012, but estimates that the amount will be between $15 million and $20 million.

- Under the Pension Protection Act of 2006 ("PPA"), a plan could be subject to certain benefit restrictions if the plan's adjusted funding target attainment percentage ("AFTAP") drops below 80%. Therefore, the Company may make additional contributions in future periods to maintain an AFTAP of at least 80%. In general, the AFTAP is a measure of how well the plan is funded and is obtained by dividing the plan's assets by the plan's funding liabilities. AFTAP is based on participant data, plan provisions, plan methods and assumptions, funding credit balances, and plan assets as of the plan valuation date. Some of the assumptions and methods used to determine the plan's AFTAP may be different from the assumptions and methods used to measure the plan's funded status on a GAAP basis.

- The Company also sponsors an unfunded excess benefit plan, which is a nonqualified plan that provides defined pension benefits in excess of limits imposed on qualified plans by federal tax law.

Effective January 1, 2008, the Company made the following changes to its defined benefit pension plan. These changes have been reflected in the computations within this note.

- Employees hired after December 31, 2007, will receive benefits under a cash balance plan.

- Employees active on December 31, 2007, with age plus vesting service less than 55 years will receive a final pay-based pension benefit for service through December 31, 2007, plus a cash balance benefit for service after December 31, 2007.

- Employees active on December 31, 2007, with age plus vesting service equaling or exceeding 55 years, will receive a final pay-based pension benefit for service both before and after December 31, 2007, with a modest reduction in the formula for benefits earned after December 31, 2007.

- All participants terminating employment on or after December of 2007 may elect to receive a lump sum benefit.

The Company uses a December 31 measurement date for all of its plans. The following table presents the benefit obligation, fair value of plan assets, and the funded status of the Company's defined benefit pension plan and unfunded excess benefit plan as of December 31. This table also includes the amounts not yet recognized as components of net periodic pension costs as of December 31:

	Defined Benefit Pension Plan		Unfunded Excess Benefit Plan	
	2011	2010	2011	2010
	(Dollars In Thousands)			
Accumulated benefit obligation, end of year	$186,300	$154,113	$ 33,675	$ 30,195
Change in projected benefit obligation:				
Benefit obligation at beginning of year	$165,704	$147,373	$ 31,592	$ 29,508
Service cost	8,682	7,423	679	584
Interest cost	8,938	8,091	1,506	1,545
Amendments	94	—	3	—
Actuarial (gain) or loss	23,859	7,890	4,187	1,444
Special termination benefits	—	—	—	—
Benefits paid	(8,115)	(5,073)	(1,711)	(1,489)
Benefit obligation at end of year	199,162	165,704	36,256	31,592
Change in plan assets:				
Fair value of plan assets at beginning of year	117,856	102,276	—	—
Actual return on plan assets	2,874	12,355	—	—
Employer contributions[1]	12,443	8,298	1,711	1,489
Benefits paid	(8,115)	(5,073)	(1,711)	(1,489)
Fair value of plan assets at end of year	125,058	117,856	—	—
After reflecting FASB guidance:				
Funded status	(74,104)	(47,848)	(36,256)	(31,592)
Amounts recognized in the balance sheet:				
Other assets	—	—	—	—
Other liabilities	(74,104)	(47,848)	(36,256)	(31,592)
Amounts recognized in accumulated other comprehensive income:				
Net actuarial loss	91,804	66,422	11,924	8,618
Prior service cost/(credit)	(2,208)	(2,694)	60	69
Net transition asset	$ 89,596	$ 63,728	$ 11,984	$ 8,687

(1) Employer contributions disclosed are based on the Company's fiscal filing year.

Weighted-average assumptions used to determine benefit obligations as of December 31 are as follows:

	Defined Benefit Pension Plan		Unfunded Excess Benefit Plan	
	2011	2010	2011	2010
Discount rate	4.62%	5.30%	4.07%	4.79%
Rate of compensation increase	2.5 - 3.0	2.5 - 3.0	3.5 - 4.0	3.5 - 4.0
Expected long-term return on plan assets	7.75	7.75	N/A	N/A

The assumed discount rates used to determine the benefit obligations were based on an analysis of future benefits expected to be paid under the plans. The assumed discount rate reflects the interest rate at which an amount that is invested in a portfolio of high-quality debt instruments on the measurement date would provide the future cash flows necessary to pay benefits when they come due.

In assessing the reasonableness of its long-term rate of return assumption, the Company obtained 25 year annualized returns for each of the represented asset classes. In addition, the Company received evaluations of market performance based on the Company's asset allocation as provided by external consultants. A combination of these statistical analytics provided results that the Company utilized to determine an appropriate long-term rate of return assumption.

Weighted-average assumptions used to determine the net periodic benefit cost for the year ended December 31 are as follows:

	Defined Benefit Pension Plan			Unfunded Excess Benefit Plan		
	2011	2010	2009	2011	2010	2009
Discount rate	5.30%	5.57%	6.30%	4.79%	5.40%	6.30%
Rates of compensation increase	2.5 - 3.0	0 - 3.75	3.75	3.5 - 4.0	0 - 4.75	4.75
Expected long-term return on plan assets	7.75	8.00	8.00	N/A	N/A	N/A

Components of the net periodic benefit cost for the year ended December 31 are as follows:

	Defined Benefit Pension Plan			Unfunded Excess Benefit Plan		
	2011	2010	2009	2011	2010	2009
	(Dollars In Thousands)					
Service cost—benefits earned during the period	$ 8,682	$ 7,423	$ 6,834	$ 679	$ 584	$ 556
Interest cost on projected benefit obligation	8,938	8,091	7,847	1,506	1,545	1,701
Expected return on plan assets	(10,021)	(9,349)	(9,569)	—	—	—
Amortization of prior service cost/(credit)	(392)	(403)	(403)	12	12	12
Amortization of actuarial losses[1]	5,625	3,905	2,017	881	653	458
Total benefit cost	$ 12,832	$ 9,667	$ 6,726	$3,078	$2,794	$2,727

(1) 2011 average remaining service period used is 8.29 years and 7.51 years for the defined benefit pension plan and unfunded excess benefit plan, respectively.

The estimated net actuarial loss, prior service cost/(credit), and transition obligation for these plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost during 2012 is as follows:

	Defined Benefit Pension Plan	Unfunded Excess Benefit Plan
	(Dollars In Thousands)	
Net actuarial loss	$7,594	$1,104
Prior service cost/(credit)	(392)	12
Transition obligation	—	—

The amortization of any prior service cost is determined using a straight-line amortization of the cost over the average remaining service period of employees expected to receive benefits under the Plan.

Allocation of plan assets of the defined benefit pension plan by category as of December 31 are as follows:

Asset Category	Target Allocation for 2012	2011	2010
Cash and cash equivalents	2.0%	1.0%	1.0%
Equity securities	60.0	61.0	60.0
Fixed income	38.0	38.0	39.0
Total	100.0%	100.0%	100.0%

The Company's target asset allocation is designed to provide an acceptable level of risk and balance between equity assets and fixed income assets. The weighting towards equity securities is designed to help provide for an increased level of asset growth potential and liquidity.

Prior to July 1999, upon an employee's retirement, a distribution from pension plan assets was used to purchase a single premium annuity from PLICO in the retiree's name. Therefore, amounts shown above as plan assets exclude assets relating to such retirees. Since July 1999, retiree obligations have been fulfilled from pension plan assets. The defined benefit pension plan has a target asset allocation of 60% domestic equities, 38% fixed income, and 2% cash and cash equivalents. When calculating asset allocation, the Company includes reserves for pre-July 1999 retirees.

The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges (shown above) by major asset categories. The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, achieve asset returns that meet or exceed the plans' actuarial assumptions, and achieve asset returns that are competitive with like institutions employing similar investment strategies.

The plan's equity assets are in a Russell 3000 tracking fund that invests in a domestic equity index collective trust managed by Northern Trust Corporation and in an S&P 500 tracking fund (Spartan U.S.) managed by Fidelity. The plan's cash equivalents are invested in a collective trust managed by Northern Trust Corporation. The plan's fixed income assets are invested in a group deposit administration annuity contract with PLICO.

Plan assets of the defined benefit pension plan by category as of December 31, are as follows:

Asset Category	As of December 31, 2011	2010
	(Dollars In Thousands)	
Cash and cash equivalents	$ 1,004	$ 2,072
Equity securities:		
Russell 3000 Equity Index Fund	52,792	54,737
Spartan U.S. Equity Index Fund	29,735	21,644
Fixed income	41,527	39,403
Total investments	125,058	117,856
Employer contribution receivable	2,270	1,598
Total	$127,328	$119,454

The valuation methodologies used to determine the fair values reflect market participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. The Plan's group deposit administration annuity contract with PLICO is valued at contract value, which the Company believes approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to purchase annuities. Units in collective short-term and collective investment funds are valued at the unit value, which approximates fair value, as reported by the trustee of the collective short-term and collective investment funds on each valuation date. These methods of valuation may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
		(Dollars In Thousands)		
Collective short-term investment fund	$—	$ 1,004	$ —	$ 1,004
Collective investment funds	—	82,527	—	82,527
Group deposit administration annuity contract	—	—	41,527	41,527
Total investments	$—	$83,531	$41,527	$125,058

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
		(Dollars In Thousands)		
Collective short-term investment fund	$—	$ 2,072	$ —	$ 2,072
Collective investment funds	—	76,381	—	76,381
Group deposit administration annuity contract	—	—	39,403	39,403
Total investments	$—	$78,453	$39,403	$117,856

For the year ended December 31, 2011, there were no transfers between levels.

For the year ended December 31, 2010, $5.0 million was transferred into Level 3 from Level 2. For the year ended December 31, 2010, $2.4 million was transferred into Level 2 from Level 3. These transfers were made to maintain an acceptable asset allocation as set by the Company's investment policy.

For the year ended December 31, 2010, there were no transfers between Level 1 and Level 2.

A reconciliation of the beginning and ending balances for the fair value measurements for which significant unobservable inputs (Level 3) have been used is as follows:

	As of December 31,	
	2011	2010
	(Dollars In Thousands)	
Balance, beginning of year	$39,403	$34,892
Interest income	2,124	1,947
Transfers from collective short-term investments fund	—	5,000
Transfers to collective short-term investments fund	—	(2,436)
Balance, end of year	$41,527	$39,403

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported.

Estimated future benefit payments under the defined benefit pension plan are as follows:

Years	Defined Benefit Pension Plan	Unfunded Excess Benefits Plan
	(Dollars In Thousands)	
2012	$ 8,770	$ 2,984
2013	9,698	2,888
2014	9,448	2,880
2015	10,083	2,923
2016	11,420	3,152
2017-2021	67,686	14,888

Other Postretirement Benefits

In addition to pension benefits, the Company provides limited healthcare benefits to eligible retired employees until age 65. This postretirement benefit is provided by an unfunded plan. As of December 31, 2011 and 2010, the accumulated postretirement benefit obligation associated with these benefits was $0.9 million and $1.3 million, respectively.

The change in the benefit obligation for the retiree medical plan is as follows:

	As of December 31,	
	2011	2010
	(Dollars In Thousands)	
Change in Benefit Obligation		
Benefit obligation, beginning of year	$1,309	$1,659
Service cost	9	15
Interest cost	28	50
Amendments	(29)	—
Actuarial (gain) or loss	(297)	(238)
Plan participant contributions	255	272
Benefits paid	(326)	(449)
Special termination benefits	—	—
Benefit obligation, end of year	$ 949	$1,309

For the retiree medical plan, the Company's discount rate assumption used to determine benefit obligation and the net periodic benefit cost as of December 31, 2011, is 1.97% and 2.66%, respectively.

For a closed group of retirees over age 65, the Company provides a prescription drug benefit. As of December 31, 2011 and 2010, the Company's liability related to this benefit was less than $0.1 million and $0.1 million, respectively. The Company's obligation is not materially affected by a 1% change in the healthcare cost trend assumptions used in the calculation of the obligation.

The Company also offers life insurance benefits for retirees from $10,000 up to a maximum of $75,000 which are provided through the payment of premiums under a group life insurance policy. This plan is partially funded at a maximum of $50,000 face amount of insurance. The accumulated postretirement benefit obligation associated with these benefits is as follows:

	As of December 31,	
	2011	2010
	(Dollars In Thousands)	
Change in Benefit Obligation		
Benefit obligation, beginning of year	$7,955	$7,337
Service cost	118	110
Interest cost	416	413
Amendments	—	22
Actuarial (gain) or loss	816	387
Plan participant contributions	—	—
Benefits paid	(354)	(314)
Special termination benefits	—	—
Benefit obligation, end of year	$8,951	$7,955

For the postretirement life insurance plan, the Company's discount rate assumption used to determine benefit obligation and the net periodic benefit cost as of December 31, 2011, is 4.62% and 5.40%, respectively.

The Company's expected long-term rate of return assumption used to determine benefit obligation and the net periodic benefit cost as of December 31, 2011, is 3.45% and 3.75%, respectively. In assessing the reasonableness of its long-term rate of return assumption, the Company utilized a 20 year annualized return and a 20 year average return on Barclay's short treasury index. The Company's long-term rate of return assumption was determined based on analytics related to these 20 year return results.

Investments of the Company's group life insurance plan are held by Wells Fargo Bank, N.A. Plan assets held by the Custodian are invested in a money market fund.

The fair value of each major category of plan assets for the Company's postretirement life insurance plan is as follows:

	For The Year Ended December 31,		
Category of Investment	2011	2010	2009
	(Dollars In Thousands)		
Money Market Fund	$6,193	$6,217	$6,235

Investments are stated at fair value and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The money market funds are valued based on historical cost, which represents fair value, at year end. This method of valuation may produce a fair value calculation that may not be reflective of future fair values. Furthermore, while the Company believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
	(Dollars In Thousands)			
Money Market Fund	$6,193	$—	$—	$6,193

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
	(Dollars In Thousands)			
Money Market Fund	$6,217	$—	$—	$6,217

For the year ended December 31, 2011 and 2010, there were no transfers between levels.

Investments are exposed to various risks, such as interest rate and credit risks. Due to the level of risk associated with investments and the level of uncertainty related to credit risks, it is at least reasonably possible that changes in risk in the near term could materially affect the amounts reported.

401(k) Plan

The Company sponsors a 401(k) Plan which covers substantially all employees. Employee contributions are made on a before-tax basis as provided by Section 401(k) of the Internal Revenue Code or as after-tax "Roth" contributions. Employees may contribute up to 25% of their eligible annual compensation to the 401(k) Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service ($16,500 for 2011). The Plan also provides a "catch-up" contribution provision which permits eligible participants (age 50 or over at the end of the calendar year), to make additional contributions that exceed the regular annual contribution limits up to a limit periodically set by the Internal Revenue Service ($5,500 for 2011). The Company matches the sum of all employee contributions dollar for dollar up to a maximum of 4% of an employee's pay per year per person. All matching contributions vest immediately.

Prior to 2009, employee contributions to the Company's 401(k) Plan were matched through use of an ESOP established by the Company. Beginning in 2009, the Company adopted a cash match for employee contributions to the 401(k) plan and recorded an expense of $4.6 million for 2009. For the year ended December 31, 2011 and 2010, the Company recorded an expense of $5.6 million and $5.1 million, respectively.

Effective as of January 1, 2005, the Company adopted a supplemental matching contribution program, which is a nonqualified plan that provides supplemental matching contributions in excess of the limits imposed on qualified defined contribution plans by federal tax law. The first allocations under this program were made in early 2006, with respect to the 2005 plan year. The expense recorded by the Company for this employee benefit was $0.4 million, $0.2 million, and $0.3 million, respectively, in 2011, 2010, and 2009.

Deferred Compensation Plan

The Company has established deferred compensation plans for directors, officers, and others. Compensation deferred is credited to the participants in cash, mutual funds, common stock equivalents, or a combination thereof. The Company may, from time to time, reissue treasury shares or buy in the open market shares of common stock to fulfill its obligation under the plans. As of December 31, 2011, the plans had 886,600 common stock equivalents credited to participants. The Company's obligations related to its deferred compensation plans are reported in other liabilities, unless they are to be settled in shares of its common stock, in which case they are reported as a component of shareowners' equity.

15. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income available to PLC's common shareowners by the weighted-average number of common shares outstanding during the period, including shares issuable under various deferred compensation plans. Diluted earnings per share is computed by dividing net income available to PLC's common shareowners by the weighted-average number of common shares and dilutive potential common shares outstanding during the period, assuming the shares were not anti-dilutive, including shares issuable under various stock-based compensation plans and stock purchase contracts.

A reconciliation of the numerators and denominators of the basic and diluted earnings per share is presented below:

	For The Year Ended December 31,		
	2011	2010	2009
	(Dollars In Thousands, Except Per Share Amounts)		
Calculation of basic earnings per share:			
Net income available to PLC's common shareowners	$ 339,070	$ 260,241	$ 271,488
Average shares issued and outstanding	84,309,804	85,638,080	79,579,777
Issuable under various deferred compensation plans	898,808	928,989	908,917
Weighted shares outstanding—basic	85,208,612	86,567,069	80,488,694
Per share:			
Net income available to PLC's common shareowners—basic	$ 3.98	$ 3.01	$ 3.37
Calculation of diluted earnings per share:			
Net income available to PLC's common shareowners	$ 339,070	$ 260,241	$ 271,488
Weighted shares outstanding—basic	85,208,612	86,567,069	80,488,694
Stock appreciation rights ("SARs")(1)	468,810	467,170	364,691
Issuable under various other stock-based compensation plans	122,027	134,379	138,514
Restricted stock units	675,780	507,239	257,366
Weighted shares outstanding—diluted	86,475,229	87,675,857	81,249,265
Per share:			
Net income available to PLC's common shareowners—diluted	$ 3.92	$ 2.97	$ 3.34

(1) Excludes 1,440,047; 1,455,395; and 1,556,873; SARs as of December 31, 2011, 2010, and 2009, respectively, that are antidilutive. In the event the average market price exceeds the issue price of the SARs, such rights would be dilutive to the Company's earnings per share and will be included in the Company's calculation of the diluted average shares outstanding, for applicable periods.

16. INCOME TAXES

The Company's effective income tax rate related to continuing operations varied from the maximum federal income tax rate as follows:

	For The Year Ended December 31,		
	2011	2010	2009
Statutory federal income tax rate applied to pre-tax income	35.0%	35.0%	35.0%
State income taxes	0.4	0.5	0.3
Investment income not subject to tax	(2.0)	(1.4)	(1.2)
Uncertain tax positions	0.0	(1.1)	0.2
Other	(0.3)	0.2	0.6
	33.1%	33.2%	34.9%

The annual provision for federal income tax in these financial statements differs from the annual amounts of income tax expense reported in the respective income tax returns. Certain significant revenues and expenses are appropriately reported in different years with respect to the financial statements and the tax returns.

The components of the Company's income tax expense related to income before the cumulative effect of a change in accounting principle are as follows:

	For The Year Ended December 31,		
	2011	2010	2009
	(Dollars In Thousands)		
Income tax expense per the income tax returns:			
Federal	$ 9,510	$ (6,723)	$(53,986)
State	264	3,509	4,259
Total current	$ 9,774	$ (3,214)	$(49,727)
Deferred income tax expense:			
Federal	$155,512	$133,979	$196,562
State	2,551	(1,698)	(1,545)
Total deferred	$158,063	$132,281	$195,017

The components of the Company's net deferred income tax liability are as follows:

	As of December 31, 2011	As of December 31, 2010
	(Dollars In Thousands)	
Deferred income tax assets:		
Premium receivables and policy liabilities	$ 35,432	$ 158,925
Invested assets (other than unrealized gains)	60,524	83,203
Deferred compensation	72,944	58,123
U.S. capital loss carryforwards	4,763	—
Other	3,332	—
Valuation allowance	(2,593)	(3,354)
	174,402	296,897
Deferred income tax liabilities:		
Deferred policy acquisition costs and value of business acquired	1,158,699	1,113,451
Other	—	22,259
Unrealized gain on investments	556,100	183,317
	1,714,799	1,319,027
Net deferred income tax (liability) asset	$(1,540,397)	$(1,022,130)

In management's judgment, the gross deferred income tax asset as of December 31, 2011, will more likely than not be fully realized. As of December 31, 2011, the Company had U.S. capital loss carryforwards of $12.4 million which will expire if not used by 2014 and $1.2 million which will expire if not used by 2015. The Company has no U.S. ordinary loss carryforwards as of December 31, 2011. With regard to state tax loss carryforwards, the Company has recognized a valuation allowance of $2.6 million and $3.4 million as of December 31, 2011 and 2010, respectively, related to operating loss carryforwards that it has determined are more likely than not to expire unutilized. This resulting favorable change of $0.5 million, net of federal income taxes, reduced state income tax expense in 2011 by the same amount. As of December 31, 2011 and 2010, no valuation allowances were established with regard to deferred tax assets relating to impairments on fixed maturities, capital loss carryforwards, and unrealized losses on investments. As of December 31, 2011 and 2010, the Company relied upon certain prudent and feasible tax-planning strategies and its ability and intent to hold to recovery its fixed maturities that were reported at an unrealized loss. The Company has the ability and the intent to either hold any unrealized loss bond to maturity, thereby avoiding a realized loss, or to generate a realized gain from unrealized gain bonds if such unrealized loss bond is sold at a loss prior to maturity. As of December 31, 2011, the Company recorded a net unrealized gain on its fixed maturities.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	As of December 31,	
	2011	2010
	(Dollars In Thousands)	
Balance, beginning of period	$13,181	$26,786
Additions for tax positions of the current year	—	—
Additions for tax positions of prior years	106	10,906
Reductions of tax positions of prior years:		
Changes in judgment	(8,447)	(14,133)
Settlements during the period	—	(584)
Lapses of applicable statute of limitations	—	(9,794)
Balance, end of period	$ 4,840	$13,181

Included in the balance above, as of December 31, 2011 and 2010, are approximately $2.0 million and $10.4 million of unrecognized tax benefits, respectively, for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductions. Other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective income tax rate but would accelerate to an earlier period the payment of cash to the taxing authority. The total amount of unrecognized tax benefits, if recognized, that would affect the effective income tax rate is approximately $2.9 million and $2.8 million as of December 31, 2011 and as of December 31, 2010, respectively.

Any accrued interest and penalties related to the unrecognized tax benefits have been included in income tax expense. These amounts were a $1.4 million benefit, a $3.6 million benefit, and a $1.1 million expense in 2011, 2010, and 2009, respectively. The Company has approximately $1.6 million and $3.0 million of accrued interest associated with unrecognized tax benefits as of December 31, 2011 and 2010, respectively (before taking into consideration the related income tax benefit that is associated with such an expense).

Using the information available as of December 31, 2011, the Company believes that in the next 12 months, there are no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease. With regard to the reconciliation above, the reduction in the amount of unrecognized tax benefits due to lapses of applicable statute of limitations was attributable almost entirely to tax issues that were timing in nature. Therefore, aside from the effect of interest cost, such reduction did not result in a decrease in the overall effective income tax rate. During the 12 months ended December 31, 2011 and 2010, the Company's uncertain tax position liability decreased in the amount of $8.4 million and $14.1 million, respectively, as a result of new technical guidance and other developments which led the Company to conclude that the full amount of the associated tax benefit was more than 50% likely to be realized. In general, the Company is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for tax years that began before 2003.

17. SUPPLEMENTAL CASH FLOW INFORMATION

The following table sets forth supplemental cash flow information:

	For The Year Ended December 31,		
	2011	2010	2009
	(Dollars In Thousands)		
Cash paid / (received) during the year:			
Interest on debt	$158,033	$139,015	$100,174
Income taxes	20,122	(73,711)	5,900
Noncash investing and financing activities:			
Change in unallocated stock in ESOP	—	—	474
Stock-based compensation	12,517	9,562	3,567
Decrease in collateral for securities lending transactions	(96,653)	(10,630)	(9,755)

Total cash interest paid on debt for the year ended December 31, 2011, was $158.0 million. Of this amount, $93.5 million related to interest on long-term debt, $37.6 million related to interest on subordinated debt, $26.3 million related to other obligations and non-recourse funding obligations, and $0.6 million related to short-term debt.

18. RELATED PARTY TRANSACTIONS

Certain corporations with which the Company's directors were affiliated paid us premiums and policy fees or other amounts for various types of insurance and investment products, interest on bonds we own and commissions on securities underwritings in which our affiliates participated. Such amounts totaled $51.0 million, $13.1 million, and $13.4 million, in 2011, 2010, and 2009, respectively. The Company paid commissions, interest on debt and investment products, and fees to these same corporations totaling $4.6 million, $7.2 million, and $2.7 million in 2011, 2010, and 2009, respectively.

The Company has guaranteed PLICO's obligations for borrowings or letters of credit under the revolving line of credit arrangement to which the Company is also a party. The Company has also issued guarantees, entered into support agreements and/or assumed a duty indemnify its indirect wholly owned captive insurance companies in certain respects. In addition, as of December 31, 2011, the Company is the sole holder of the $800 million balance of outstanding surplus notes issued by one such wholly owned captive insurance company, Golden Gate. Please refer to Part II, Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Liquidity and Capital Resources", of this report on Form 10-K for additional information regarding these arrangements.

As of February 1, 2000, the Company guaranteed the obligations of PLICO under a synthetic lease entered into by PLICO, as lessee, with a non-affiliated third party, as lessor. Under the terms of the synthetic lease, financing of $75 million was available to PLICO for construction of a new office building and parking deck. The synthetic lease was amended and restated as of January 11, 2007, wherein as of December 31, 2011, the Company continues to guarantee the obligations of PLICO thereunder.

The Company has agreements with certain of its subsidiaries under which it supplies investment, legal and data processing services on a fee basis and provides other managerial and administrative services on a shared cost basis. Such other managerial and administrative services include but are not limited to accounting, financial reporting, compliance services, reinsurance administration, tax reporting, reserve computation, and projections.

As of December 31, 2011, the holding company ("PLC") had outstanding loaned securities from certain noninsurance subsidiaries with a fair value amount of $46 million, including accrued interest. These transactions were eliminated in consolidation.

The Company has also entered into intercompany reinsurance agreements that provide for a more balanced mix of business at various insurance entities. These transactions were eliminated in consolidation.

19. STATUTORY REPORTING PRACTICES AND OTHER REGULATORY MATTERS

Financial statements prepared in conformity with GAAP differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. The most significant differences are as follows: 1) acquisition costs of obtaining new business are deferred and amortized over the approximate life of the policies rather than charged to operations as incurred, 2) benefit liabilities are computed using a net level method and are based on realistic estimates of expected mortality, interest, and withdrawals as adjusted to provide for possible unfavorable deviation from such assumptions, 3) deferred income taxes are not subject to statutory limitations as to amounts recognized and are recognized through earnings as opposed to being charged to shareowners' equity, 4) the Asset Valuation Reserve and Interest Maintenance Reserve are restored to shareowners' equity, 5) furniture and equipment, agents' debit balances, and prepaid expenses are reported as assets rather than being charged directly to surplus (referred to as nonadmitted assets), 6) certain items of interest income, such as mortgage and bond discounts, are amortized differently, and 7) bonds are recorded at their market values instead of amortized cost.

Statutory net income for PLICO was $259.2 million, $303.6 million, and $549.9 million for the year ended December 31, 2011, 2010 and 2009, respectively. Statutory capital and surplus for PLICO was $2.6 billion and $2.6 billion as of December 31, 2011 and 2010, respectively. The maximum amount that would qualify as ordinary dividends to the Company from its insurance subsidiaries in 2012 is estimated to be $307.2 million.

State insurance regulators and the National Association of Insurance Commissioners ("NAIC") have adopted risk-based capital ("RBC") requirements for life insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks. The requirements provide a means of measuring the minimum amount of statutory surplus appropriate for an insurance company to support its overall business operations based on its size and risk profile.

A company's risk-based statutory surplus is calculated by applying factors and performing calculations relating to various asset, premium, claim, expense and reserve items. Regulators can then measure the adequacy of a company's statutory surplus by comparing it to the RBC. Under RBC requirements, regulatory compliance is determined by the ratio of a company's total adjusted capital, as defined by the insurance regulators, to its company action level of RBC (known as the RBC ratio), also as defined by insurance regulators. As of December 31, 2011, the Company's total adjusted capital and company action level RBC was $2.9 billion and $680.5 million, respectively, providing an RBC ratio of approximately 433%.

As of December 31, 2011, the Company's insurance subsidiaries had on deposit with regulatory authorities, fixed maturity and short-term investments with a market value of approximately $32.3 million.

20. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company determined the fair value of its financial instruments based on the fair value hierarchy established in FASB guidance referenced in the Fair Value Measurements and Disclosures Topic which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company has adopted the provisions from the FASB guidance that is referenced in the Fair Value Measurements and Disclosures Topic for non-financial assets and liabilities (such as property and equipment, goodwill, and other intangible assets) that are required to be measured at fair value on a periodic basis. The effect on the Company's periodic fair value measurements for non-financial assets and liabilities was not material.

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the consolidated balance sheets are categorized as follows:

- **Level 1:** Unadjusted quoted prices for identical assets or liabilities in an active market.
- **Level 2:** Quoted prices in markets that are not active or significant inputs that are observable either directly or indirectly. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets
  b) Quoted prices for identical or similar assets or liabilities in non-active markets
  c) Inputs other than quoted market prices that are observable
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- **Level 3:** Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
		(Dollars In Thousands)		
Assets:				
Fixed maturity securities—available-for-sale				
Residential mortgage-backed securities	$ —	$ 2,342,123	$ 7	$ 2,342,130
Commercial mortgage-backed securities	—	551,559	—	551,559
Other asset-backed securities	—	298,216	614,813	913,029
U.S. government-related securities	664,506	536,173	15,000	1,215,679
State, municipalities, and political subdivisions	—	1,327,713	69	1,327,782
Other government-related securities	—	93,017	—	93,017
Corporate bonds	204	18,460,480	119,601	18,580,285
Total fixed maturity securities—available-for-sale	664,710	23,609,281	749,490	25,023,481
Fixed maturity securities—trading				
Residential mortgage-backed securities	—	313,963	—	313,963
Commercial mortgage-backed securities	—	190,247	—	190,247
Other asset-backed securities	—	29,585	28,343	57,928
U.S. government-related securities	555,601	255	—	555,856
State, municipalities, and political subdivisions	—	229,032	—	229,032
Other government-related securities	—	44,845	—	44,845
Corporate bonds	—	1,568,094	—	1,568,094
Total fixed maturity securities—trading	555,601	2,376,021	28,343	2,959,965
Total fixed maturity securities	1,220,311	25,985,302	777,833	27,983,446
Equity securities	243,336	11,310	80,586	335,232
Other long-term investments[(1)]	27,757	7,785	12,703	48,245
Short-term investments	101,489	—	—	101,489
Total investments	1,592,893	26,004,397	871,122	28,468,412
Cash	267,298	—	—	267,298
Other assets	6,960	—	—	6,960
Assets related to separate acccounts				
Variable annuity	6,741,959	—	—	6,741,959
Variable universal life	502,617	—	—	502,617
Total assets measured at fair value on a recurring basis	$9,111,727	$26,004,397	$871,122	$35,987,246
Liabilities:				
Annuity account balances[(2)]	$ —	$ —	$136,462	$ 136,462
Other liabilities[(1)]	2,727	15,370	437,613	455,710
Total liabilities measured at fair value on a recurring basis	$ 2,727	$ 15,370	$574,075	$ 592,172

(1) Includes certain freestanding and embedded derivatives.

(2) Represents liabilities related to equity indexed annuities.

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
		(Dollars In Thousands)		
Assets:				
Fixed maturity securities—available-for-sale				
Residential mortgage-backed securities	$ —	$ 2,489,106	$ 20	$ 2,489,126
Commercial mortgage-backed securities	—	155,125	19,901	175,026
Other asset-backed securities	—	266,262	641,129	907,391
U.S. government-related securities	1,054,375	98,111	15,109	1,167,595
State, municipalities, and political subdivisions	—	969,533	78	969,611
Other government-related securities	14,993	186,214	—	201,207
Corporate bonds	100	15,725,900	65,032	15,791,032
Total fixed maturity securities—available-for-sale	1,069,468	19,890,251	741,269	21,700,988
Fixed maturity securities—trading				
Residential mortgage-backed securities	—	426,015	—	426,015
Commercial mortgage-backed securities	—	137,606	—	137,606
Other asset-backed securities	—	24,415	59,925	84,340
U.S. government-related securities	383,423	3,008	3,442	389,873
State, municipalities, and political subdivisions	—	168,900	—	168,900
Other government-related securities	—	126,553	—	126,553
Corporate bonds	—	1,642,664	—	1,642,664
Total fixed maturity securities—trading	383,423	2,529,161	63,367	2,975,951
Total fixed maturity securities	1,452,891	22,419,412	804,636	24,676,939
Equity securities	271,483	10,831	77,098	359,412
Other long-term investments[1]	6,794	3,808	25,065	35,667
Short-term investments	344,796	8,028	—	352,824
Total investments	2,075,964	22,442,079	906,799	25,424,842
Cash	264,425	—	—	264,425
Other assets	6,222	—	—	6,222
Assets related to separate acccounts				
Variable annuity	5,170,193	—	—	5,170,193
Variable universal life	534,219	—	—	534,219
Total assets measured at fair value on a recurring basis	$8,051,023	$22,442,079	$906,799	$31,399,901
Liabilities:				
Annuity account balances[2]	$ —	$ —	$143,264	$ 143,264
Other liabilities[1]	23,995	28,987	190,529	243,511
Total liabilities measured at fair value on a recurring basis	$ 23,995	$ 28,987	$333,793	$ 386,775

(1) Includes certain freestanding and embedded derivatives.

(2) Represents liabilities related to equity indexed annuities.

Determination of fair values

The valuation methodologies used to determine the fair values of assets and liabilities reflect market participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The Company determines the fair values of certain financial assets and financial liabilities based on quoted market prices, where available. The Company also determines certain fair values based on future cash flows discounted at the appropriate current market rate. Fair values reflect adjustments for counterparty credit quality, the Company's credit standing, liquidity, and where appropriate, risk margins on unobservable parameters. The following is a discussion of the methodologies used to determine fair values for the financial instruments as listed in the above table.

The fair value of fixed maturity, short-term, and equity securities is determined by management after considering one of three primary sources of information: third party pricing services, non-binding independent broker quotations, or pricing matrices. Security pricing is applied using a "waterfall" approach whereby publicly available prices are first sought from third party pricing services, the remaining unpriced securities are submitted to independent brokers for non-binding prices, or lastly, securities are priced using a pricing matrix. Typical inputs used by these three pricing methods include, but are not limited to: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data including market research publications. Third party pricing services price over 90% of the Company's fixed maturity securities. Based on the typical trading volumes and the lack of quoted market prices for fixed maturities, third party pricing services derive the majority of security prices from observable market inputs such as recent reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information outlined above. If there are no recent reported trades, the third party pricing services and brokers may use matrix or model processes to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at an estimated market rate. Certain securities are priced via independent non-binding broker quotations, which are considered to have no significant unobservable inputs. When using non-binding independent broker quotations, the Company obtains one quote per security, typically from the broker from which we purchased the security. A pricing matrix is used to price securities for which the Company is unable to obtain or effectively rely on either a price from a third party pricing service or an independent broker quotation.

The pricing matrix used by the Company begins with current spread levels to determine the market price for the security. The credit spreads, assigned by brokers, incorporate the issuer's credit rating, liquidity discounts, weighted-average of contracted cash flows, risk premium, if warranted, due to the issuer's industry, and the security's time to maturity. The Company uses credit ratings provided by nationally recognized rating agencies.

For securities that are priced via non-binding independent broker quotations, the Company assesses whether prices received from independent brokers represent a reasonable estimate of fair value through an analysis using internal and external cash flow models developed based on spreads and, when available, market indices. The Company uses a market-based cash flow analysis to validate the reasonableness of prices received from independent brokers. These analytics, which are updated daily, incorporate various metrics (yield curves, credit spreads, prepayment rates, etc.) to determine the valuation of such holdings. As a result of this analysis, if the Company determines there is a more appropriate fair value based upon the analytics, the price received from the independent broker is adjusted accordingly. The Company did not adjust any quotes or prices received from brokers during the year ended December 31, 2011.

The Company has analyzed the third party pricing services' valuation methodologies and related inputs and has also evaluated the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs that is in accordance with the Fair Value Measurements and Disclosures Topic of the ASC. Based on this evaluation and investment class analysis, each price was classified into Level 1, 2, or 3. Most prices provided by third party pricing services are classified into Level 2 because the significant inputs used in pricing the securities are market observable and the observable inputs are corroborated by the Company. Since the matrix pricing of certain debt securities includes significant non-observable inputs, they are classified as Level 3.

Asset-Backed Securities

This category mainly consists of residential mortgage-backed securities, commercial mortgage-backed securities, and other asset-backed securities (collectively referred to as asset-backed securities or "ABS"). As of December 31, 2011, the Company held $3.7 billion of ABS classified as Level 2. These securities are priced from information provided by a third party pricing service and independent broker quotes. The third party pricing services and brokers mainly value securities using both a market and income approach to valuation. As part of this valuation process they consider the following characteristics of the item being measured to be relevant inputs: 1) weighted-average coupon rate, 2) weighted-average years to maturity, 3) types of underlying assets, 4) weighted-average coupon rate of the underlying assets, 5) weighted-average years to maturity of the underlying assets, 6) seniority level of the tranches owned, and 7) credit ratings of the securities.

After reviewing these characteristics of the ABS, the third party pricing service and brokers use certain inputs to determine the value of the security. For ABS classified as Level 2, the valuation would consist of predominantly market observable inputs such as, but not limited to: 1) monthly principal and interest payments on the underlying assets, 2) average life of the security, 3) prepayment speeds, 4) credit spreads, 5) treasury and swap yield curves, and 6) discount margin.

As of December 31, 2011, the Company held $643.2 million of Level 3 ABS, which included $28.3 million of other asset-backed securities classified as trading. These securities are predominantly ARS whose underlying collateral is at least 97% guaranteed by the FFELP. As a result of the ARS market collapse during 2008, the Company prices its ARS using an income approach valuation model. As part of the valuation process the Company reviews the following characteristics of the ARS in determining the relevant inputs: 1) weighted-average coupon rate, 2) weighted-average years to maturity, 3) types of underlying assets, 4) weighted-average coupon rate of the underlying assets, 5) weighted-average years to maturity of the underlying assets, 6) seniority level of the tranches owned, and 7) credit ratings of the securities.

The fair value calculation of available-for-sale ABSs classified as Level 3 had, but were not limited to, the following inputs:

Investment grade credit rating	100.0%
Weighted-average yield	1.0%
Par value	$683.7 million
Weighted-average life	13.2 years

Corporate bonds, U.S. Government-related securities, States, municipals, and political subdivisions, and Other government related securities

As of December 31, 2011, the Company classified approximately $22.3 billion of corporate bonds, U.S. government-related securities, states, municipals, and political subdivisions, and other government-related securities as Level 2. The fair value of the Level 2 bonds and securities is predominantly priced by broker quotes and a third party pricing service. The Company has reviewed the valuation techniques of the brokers and third party pricing service and has determined that such techniques used Level 2 market observable inputs. The following characteristics of the bonds and securities are considered to be the primary relevant inputs to the valuation: 1) weighted-average coupon rate, 2) weighted-average years to maturity, 3) seniority, and 4) credit ratings.

The brokers and third party pricing service utilize valuation models that consist of a hybrid income and market approach to valuation. The pricing model utilizes the following inputs: 1) principal and interest payments, 2) treasury yield curve, 3) credit spreads from new issue and secondary trading markets, 4) dealer quotes with adjustments for issues with early redemption features, 5) liquidity premiums present on private placements, and 6) discount margins from dealers in the new issue market.

As of December 31, 2011, the Company classified approximately $134.7 million of bonds and securities as Level 3 valuations. The fair value of the Level 3 bonds and securities are derived from an internal pricing model that utilizes a hybrid market/income approach to valuation. The Company reviews the following characteristics of the bonds and securities to determine the relevant inputs to use in the pricing model: 1) coupon rate, 2) years to maturity, 3) seniority, 4) embedded options, 5) trading volume, and 6) credit ratings.

Level 3 bonds and securities primarily represent investments in illiquid bonds for which no price is readily available. To determine a price, the Company uses a discounted cash flow model with both observable and unobservable inputs. These inputs are entered into an industry standard pricing model to determine the final price of the security. These inputs include: 1) principal and interest payments, 2) coupon rate, 3) sector and issuer level spreads, 4) underlying collateral, 5) credit ratings, 6) maturity, 7) embedded options, 8) recent new issuance, 9) comparative bond analysis, and 10) an illiquidity premium.

The fair value calculation of bonds and securities classified as Level 3 had, but were not limited to, the following weighted-average inputs:

Investment grade credit rating	60.0%
Weighted-average yield	5.1%
Weighted-average coupon	5.9%
Par value	$145.7 million
Weighted-average stated maturity	6.0 years

Equities

As of December 31, 2011, the Company held approximately $91.9 million of equity securities classified as Level 2 and Level 3. Of this total, $64.6 million represents Federal Home Loan Bank ("FHLB") stock. The Company believes that the cost of the FHLB stock approximates fair value. The remainder of these equity securities is primarily made up of holdings we have obtained through bankruptcy proceedings or debt restructurings.

Other long-term investments and Other liabilities

Other long-term investments and other liabilities consist entirely of free-standing and embedded derivative financial instruments. Refer to Note 21, *Derivative Financial Instruments* for additional information related to derivatives. Derivative financial instruments are valued using exchange prices, independent broker quotations, or pricing valuation models, which utilize market data inputs. Excluding embedded derivatives, as of December 31, 2011, 95.1% of derivatives based upon notional values were priced using exchange prices or independent broker quotations. The remaining derivatives were priced by pricing valuation models, which predominantly utilize observable market data inputs. Inputs used to value derivatives include, but are not limited to, interest swap rates, credit spreads, interest rate and equity market volatility indices, equity index levels, and treasury rates. The Company performs monthly analysis on derivative valuations that includes both quantitative and qualitative analyses.

Derivative instruments classified as Level 1 include futures, credit default swaps, and puts, which are traded on active exchange markets.

Derivative instruments classified as Level 2 primarily include interest rate and inflation swaps. These derivative valuations are determined using independent broker quotations, which are corroborated with observable market inputs.

Derivative instruments classified as Level 3 were embedded derivatives and include at least one significant non-observable input. A derivative instrument containing Level 1 and Level 2 inputs will be classified as a Level 3 financial instrument in its entirety if it has at least one significant Level 3 input.

The Company utilizes derivative instruments to manage the risk associated with certain assets and liabilities. However, the derivative instruments may not be classified within the same fair value hierarchy level as the associated assets and liabilities. Therefore, the changes in fair value on derivatives reported in Level 3 may not reflect the offsetting impact of the changes in fair value of the associated assets and liabilities.

The guaranteed minimum withdrawal benefits ("GMWB") embedded derivative is carried at fair value in "other long-term investments" and "other liabilities" on the Company's consolidated balance sheet. The changes in fair value are recorded in earnings as "Realized investment gains (losses)—Derivative financial instruments". Refer to Note 21, *Derivative Financial Instruments* for more information related to GMWB embedded derivative gains and losses. The fair value of the GMWB embedded derivative is derived through the income method of valuation using a valuation model that projects future cash flows using multiple risk neutral stochastic equity scenarios and policyholder behavior assumptions. The risk neutral scenarios are generated using the current swap curve and projected equity volatilities and correlations. The projected equity volatilities are based on a blend of historical volatility and near-term equity market implied volatilities. The equity correlations are based on historical price observations. For policyholder behavior assumptions, expected lapse and utilization assumptions are used and updated for actual experience, as necessary. The Company assumes age-based mortality that is consistent with 61% of the National Association of Insurance Commissioners 1994 Variable Annuity GMDB Mortality Table. The present value of the cash flows is determined using the discount rate curve, which is based upon LIBOR plus a credit spread (to represent the Company's non-performance risk). As a result of using significant unobservable inputs, the GMWB embedded derivative is categorized as Level 3. These assumptions are reviewed on a quarterly basis.

The Company has assumed and ceded certain blocks of policies under modified coinsurance agreements in which the investment results of the underlying portfolios inure directly to the reinsurers. As a result, these agreements contain embedded derivatives that are reported at fair value. Changes in their fair value are reported in earnings. The investments supporting these agreements are designated as "trading securities"; therefore changes in their fair value are also reported in earnings. The fair value of the embedded is the difference between the policy liabilities, net of policy loans compared to the fair value of the trading securities. As a result, changes in the fair value of the embedded derivatives are largely offset by the changes in fair value of the related investments and each are reported in earnings.

Annuity account balances

The equity indexed annuity ("EIA") model calculates the present value of future benefit cash flows less the projected future profits to quantify the net liability that is held as a reserve. This calculation is done using multiple risk neutral stochastic equity scenarios. The cash flows are discounted using LIBOR plus a credit spread. Best estimate assumptions are used for partial withdrawals, lapses, expenses and asset earned rate with a risk margin applied to each. These assumptions are reviewed at least annually as a part of the formal unlocking process. If an event were to occur within a quarter that would make the assumptions unreasonable, the assumptions would be reviewed within the quarter.

Included in the chart below are current key assumptions which include risk margins for the Company.

Asset Earned Rate	5.89%
Admin Expense per Policy	$78 to $93 per policy
Partial Withdrawal Rate (for ages less than 70)	2.20%
Partial Withdrawal Rate (for ages 70 and greater)	2.20%
Mortality	65% of 94 GMDB table
Lapse	2.2% to 55% depending on the surrender charge period
Return on Assets	1.5% to 1.85% depending on the guarantee period

The discount rate for the equity indexed annuities is based on an upward sloping rate curve which is updated each quarter. The discount rates for December 31, 2011, ranged from a one month rate of 1.94%, a 5 year rate of 3.55%, and a 30 year rate of 5.01%. A credit spread component is also included in the calculation to accommodate non-performance risk.

Separate Accounts

Separate account assets are invested in open-ended mutual funds and are included in Level 1.

The following table presents a reconciliation of the beginning and ending balances for fair value measurements for the year ended December 31, 2011, for which the Company has used significant unobservable inputs (Level 3):

	Beginning Balance	Total Realized and Unrealized Gains: Included in Earnings	Total Realized and Unrealized Gains: Included in Other Comprehensive Income	Total Realized and Unrealized Losses: Included in Earnings	Total Realized and Unrealized Losses: Included in Other Comprehensive Income	Purchases	Sales	Issuances	Settlements	Transfers in/out of Level 3	Other	Ending Balance	Total Gains (losses) included in Earnings related to Instruments still held at the Reporting Date
	(Dollars In Thousands)												
Assets:													
Fixed maturity securities available-for-sale													
Residential mortgage-backed securities	$ 20	$ —	$ 12	$ (4)	$ —	$ —	$ (12)	$ —	$ —	$ (9)	$ —	$ 7	$ —
Commercial mortgage-backed securities	19,901	—	147	—	(719)	—	(103)	—	—	(19,224)	(2)	—	—
Other asset-backed securities	641,129	4,527	28,873	(8,661)	(50,941)	—	—	—	—	—	(114)	614,813	—
U.S. government-related securities	15,109	—	—	—	(122)	—	—	—	—	—	13	15,000	—
States, municipals, and political subdivisions	78	—	—	—	(1)	—	(9)	—	—	—	1	69	—
Other government-related securities	—	—	—	—	—	—	—	—	—	—	—	—	—
Corporate bonds	65,032	—	5,216	—	(1,689)	40,000	(3,543)	—	—	14,585	—	119,601	—
Total fixed maturity securities—available-for-sale	741,269	4,527	34,248	(8,665)	(53,472)	40,000	(3,667)	—	—	(4,648)	(102)	749,490	—
Fixed maturity securities—trading													
Residential mortgage-backed securities	—	—	—	—	—	—	—	—	—	—	—	—	—
Commercial mortgage-backed securities	—	—	—	—	—	—	—	—	—	—	—	—	—
Other asset-backed securities	59,925	1,213	—	(2,689)	—	3,792	(40,292)	—	—	4,002	2,392	28,343	(937)
U.S. government-related securities	3,442	387	—	(476)	—	—	(3,347)	—	—	—	(6)	—	—
States, municipals and political subdivisions	—	—	—	—	—	—	—	—	—	—	—	—	—
Other government-related securities	—	—	—	—	—	—	—	—	—	—	—	—	—
Corporate bonds	—	611	—	(1,453)	—	—	(37,292)	—	—	38,039	95	—	—
Total fixed maturity securities—trading	63,367	2,211	—	(4,618)	—	3,792	(80,931)	—	—	42,041	2,481	28,343	(937)
Total fixed maturity securities	804,636	6,738	34,248	(13,283)	(53,472)	43,792	(84,598)	—	—	37,393	2,379	777,833	(937)
Equity securities	77,098	49	555	—	(1,050)	3,962	(49)	—	—	21	—	80,586	—
Other long-term investments[1]	25,065	—	—	(12,362)	—	—	—	—	—	—	—	12,703	(12,362)
Short-term investments	—	—	—	—	—	—	—	—	—	—	—	—	—
Total investments	906,799	6,787	34,803	(25,645)	(54,522)	47,754	(84,647)	—	—	37,414	2,379	871,122	(13,299)
Total assets measured at fair value on a recurring basis	$906,799	$6,787	$34,803	$ (25,645)	$(54,522)	$47,754	$(84,647)	$ —	$ —	$ 37,414	$2,379	$871,122	$ (13,299)
Liabilities:													
Annuity account balances[2]	$143,264	$ —	$ —	$ (5,850)	$ —	$ —	$ —	$654	$13,306	$ —	$ —	$136,462	$ —
Other liabilities[1]	190,529	—	—	(249,757)	—	—	(2,673)	—	—	—	—	437,613	(249,757)
Total liabilities measured at fair value on a recurring basis	$333,793	$ —	$ —	$(255,607)	$ —	$ —	$ (2,673)	$654	$13,306	$ —	$ —	$574,075	$(249,757)

(1) Represents certain freestanding and embedded derivatives.
(2) Represents liabilities related to equity indexed annuities.

For the year ended December 31, 2011, $66.1 million of securities were transferred into Level 3. This amount was transferred from Level 2. These transfers resulted from securities that were priced by independent pricing services or brokers in previous periods, using no significant unobservable inputs, but were priced internally using significant unobservable inputs where market observable inputs were no longer available as of December 31, 2011.

For the year ended December 31, 2011, $28.7 million of securities were transferred out of Level 3. This amount was transferred to Level 2. These transfers resulted from securities that were previously valued using an internal model that utilized significant unobservable inputs but were valued internally or by independent pricing services or brokers, utilizing no significant unobservable inputs. All transfers are recognized as of the end of the reporting period.

For the year ended December 31, 2011, there were no transfers from Level 2 to Level 1.

For the year ended December 31, 2011, $17.2 million of securities were transferred out of Level 1. This amount was transferred to Level 2. These transfers resulted from classification corrections made during the year.

The following table presents a reconciliation of the beginning and ending balances for fair value measurements for the year ended December 31, 2010, for which the Company has used significant unobservable inputs (Level 3):

	Beginning Balance	Total Realized and Unrealized Gains (losses): Included in Earnings	Total Realized and Unrealized Gains (losses): Included in Other Comprehensive Income	Purchases, Issuances, and Settlements (net)	Transfers in and/or out of Level 3	Ending Balance	Total Gains (losses) included in Earnings related to Instruments still held at the Reporting Date
	(Dollars In Thousands)						
Assets:							
Fixed maturity securities—available-for-sale							
Residential mortgage-backed securities	$ 23	$ (31)	$ (4)	$ 32	$ —	$ 20	$ —
Commercial mortgage-backed securities	844,535	—	40,064	(843,065)[3]	(21,633)	19,901	—
Other asset-backed securities	693,930	6,079	40,125	(89,667)	(9,338)	641,129	—
U.S. government-related securities	15,102	—	(6)	13	—	15,109	—
States, municipals, and political subdivisions	86	—	(1)	(7)	—	78	—
Other government-related securities	—	—	—	—	—	—	—
Corporate bonds	86,328	—	2,281	36,832	(60,409)	65,032	—
Total fixed maturity securities—available-for-sale	1,640,004	6,048	82,459	(895,862)	(91,380)	741,269	—
Fixed maturity securities—trading							
Residential mortgage-backed securities	7,244	(1)	—	(3,855)	(3,388)	—	—
Commercial mortgage-backed securities	—	—	—	—	—	—	—
Other asset-backed securities	47,509	655	—	11,761	—	59,925	168
U.S. government-related securities	3,310	138	—	(6)	—	3,442	137
States, municipals and political subdivisions	4,994	77	—	—	(5,071)	—	—
Other government-related securities	41,965	1,058	—	(47)	(42,976)	—	—
Corporate bonds	67	(66)	—	26,794	(26,795)	—	—
Total fixed maturity securities—trading	105,089	1,861	—	34,647	(78,230)	63,367	305
Total fixed maturity securities	1,745,093	7,909	82,459	(861,215)	(169,610)	804,636	305
Equity securities	70,708	3,484	(266)	(796)	3,968	77,098	—
Other long-term investments[1]	16,525	8,540	—	—	—	25,065	8,540
Short-term investments	—	—	—	—	—	—	—
Total investments	1,832,326	19,933	82,193	(862,011)	(165,642)	906,799	8,845
Total assets measured at fair value on a recurring basis	$1,832,326	$ 19,933	$82,193	$(862,011)	$(165,642)	$906,799	$ 8,845
Liabilities:							
Annuity account balances[2]	$ 149,893	$ (2,046)	$ —	$ 8,675	$ —	$143,264	$ —
Other liabilities[1]	105,838	(84,691)	—	—	—	190,529	(84,691)
Total liabilities measured at fair value on a recurring basis	$ 255,731	$(86,737)	$ —	$ 8,675	$ —	$333,793	$(84,691)

(1) Represents certain freestanding and embedded derivatives.
(2) Represents liabilities related to equity indexed annuities.
(3) Represents mortgage loan held by the trusts that have been consolidated upon the adoption of ASU No. 2009-17.

Total realized and unrealized gains (losses) on Level 3 assets and liabilities are primarily reported in either realized investment gains (losses) within the consolidated statements of income (loss) or other comprehensive income (loss) within shareowners' equity based on the appropriate accounting treatment for the item.

Purchases, sales, issuances, and settlements, net, represent the activity that occurred during the period that results in a change of the asset or liability but does not represent changes in fair value for the instruments held at the beginning of the period. Such activity primarily relates to purchases and sales of fixed maturity securities and issuances and settlements of equity indexed annuities.

The Company reviews the fair value hierarchy classifications each reporting period. Changes in the observability of the valuation attributes may result in a reclassification of certain financial assets or liabilities. Such reclassifications are reported as transfers in and out of Level 3 at the beginning fair value for the reporting period in which the changes occur. The asset transfers in the table(s) above primarily related to positions moved from Level 3 to Level 2 as the Company determined that certain inputs were observable.

The amount of total gains (losses) for assets and liabilities still held as of the reporting date primarily represents changes in fair value of trading securities and certain derivatives that exist as of the reporting date and the change in fair value of equity indexed annuities.

Estimated Fair Value of Financial Instruments

The carrying amounts and estimated fair values of the Company's financial instruments as of the periods shown below are as follows:

	As of December 31,			
	2011		2010	
	Carrying Amounts	Fair Values	Carrying Amounts	Fair Values
	(Dollars In Thousands)			
Assets:				
Mortgage loans on real estate	$ 5,353,481	$ 6,251,902	$ 4,892,829	$ 5,336,732
Policy loans	879,819	879,819	793,448	793,448
Liabilities:				
Stable value product account balances	$ 2,769,510	$ 2,855,614	$ 3,076,233	$ 3,163,902
Annuity account balances	10,946,848	10,767,892	10,591,605	10,451,526
Mortgage loan backed certificates	19,755	19,893	61,678	63,127
Debt:				
Bank borrowings	$ 170,000	$ 170,000	$ 142,000	$ 142,000
Senior and Medium-Term Notes	1,350,000	1,494,346	1,359,852	1,455,641
Subordinated debt securities	524,743	525,483	524,743	517,383
Non-recourse funding obligations	407,800	217,529	532,400	389,534

Except as noted below, fair values were estimated using quoted market prices.

Fair Value Measurements

Mortgage loans on real estate

The Company estimates the fair value of mortgage loans using an internally developed model. This model includes inputs derived by the Company based on assumed discount rates relative to the Company's current mortgage loan lending rate and an expected cash flow analysis based on a review of the mortgage loan terms. The model also contains the Company's determined representative risk adjustment assumptions related to nonperformance and liquidity risks.

Policy loans

The Company believes the fair value of policy loans approximates book value. Policy loans are funds provided to policy holders in return for a claim on the policy. The funds provided are limited to the cash surrender value of the underlying policy. The nature of policy loans is to have a negligible default risk as the loans are fully collateralized by the value of the policy. Policy loans do not have a stated maturity and the balances and accrued interest are repaid either by the policyholder or with proceeds from the policy. Due to the collateralized nature of policy loans and unpredictable timing of repayments, the Company believes the fair value of policy loans approximates carrying value.

Stable value product and Annuity account balances

The Company estimates the fair value of stable value product account balances and annuity account balances using models based on discounted expected cash flows. The discount rates used in the models were based on a current market rate for similar financial instruments.

Bank borrowings

The Company believes the carrying value of its bank borrowings approximates fair value.

Non-recourse funding obligations

As of December 31, 2011, the Company estimated the fair value of its non-recourse funding obligations using internal discounted cash flow models. The discount rates used in the model were based on a current market yield for similar financial instruments.

21. DERIVATIVE FINANCIAL INSTRUMENTS

Types of Derivative Instruments and Derivative Strategies

The Company utilizes a risk management strategy that incorporates the use of derivative financial instruments to reduce exposure to interest rate risk, inflation risk, currency exchange risk, volatility risk, and equity market risk. These strategies are developed through the Company's analysis of data from financial simulation models and other internal and industry sources, and are then incorporated into the Company's risk management program.

Derivative instruments expose the Company to credit and market risk and could result in material changes from period to period. The Company attempts to minimize its credit risk by entering into transactions with highly rated counterparties. The Company manages the market risk by establishing and monitoring limits as to the types and degrees of risk that may be undertaken. The Company monitors its use of derivatives in connection with its overall asset/liability management programs and risk management strategies. In addition, all derivative programs are monitored by our risk management department.

Derivatives Related to Interest Rate Risk Management

Derivative instruments that are used as part of the Company's interest rate risk management strategy include interest rate swaps, interest rate futures, and interest rate caps. The Company's inflation risk management strategy involves the use of swaps that requires the Company to pay a fixed rate and receive a floating rate that is based on changes in the Consumer Price Index ("CPI").

Derivatives Related to Risk Mitigation of Variable Annuity Contracts

The Company may use the following types of derivative contracts to mitigate its exposure to certain guaranteed benefits related to variable annuity contracts:

- Foreign Currency Futures

- Variance Swaps
- Interest Rate Futures
- Equity Options
- Equity Futures
- Credit Derivatives
- Interest Rate Swaps

The Company has sold credit protection under single name credit default swaps and credit default swap indices for which it receives a premium to insure credit risk. Such credit derivatives are a part of the Company's program to mitigate risks related to certain minimum guaranteed benefits of variable annuity contracts and are designed to offset some portion of the Company's nonperformance risk. The Company will only make a payment in the event there is a credit event. A credit event payment will typically be equal to the notional value of the swap contract less an auction-determined recovery rate, to the percentage extent described. A credit event is generally defined to include material default, bankruptcy, or debt restructuring. The Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, equals the notional value of the credit default swaps. As of December 31, 2011, the Company did not have any open credit default swaps.

Accounting for Derivative Instruments

The Company records its derivative financial instruments in the consolidated balance sheet in "other long-term investments" and "other liabilities" in accordance with GAAP, which requires that all derivative instruments be recognized in the balance sheet at fair value. The change in the fair value of derivative financial instruments is reported either in the statement of income or in other comprehensive income (loss), depending upon whether it qualified for and also has been properly identified as being part of a hedging relationship, and also on the type of hedging relationship that exists.

For a derivative financial instrument to be accounted for as a GAAP accounting hedge, it must be identified and documented either as a fair value, cash flow, or foreign currency GAAP accounting hedge contemporaneously at the trade date. For cash flow hedges, the effective portion of their realized gain or loss is reported as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction impacts earnings. Any remaining gain or loss, the ineffective portion, is recognized in current earnings. For fair value hedge derivatives, their gain or loss as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings. Effectiveness of the Company's hedge relationships is assessed on a quarterly basis.

The Company reports changes in fair values of derivatives that are not part of a qualifying hedge relationship through earnings in the period of change. Changes in the fair value of derivatives that are recognized in current earnings are reported in "Realized investment gains (losses)—Derivative financial instruments".

Derivative Instruments Designated and Qualifying as Hedging Instruments

Cash-Flow Hedges

- In connection with the issuance of inflation-adjusted funding agreements, the Company has entered into swaps to essentially convert the floating CPI-linked interest rate on these agreements to a fixed rate. The Company pays a fixed rate on the swap and receives a floating rate primarily determined by the period's change in the CPI. The amounts that are received on the swaps are almost equal to the amounts that are paid on the agreements.

- The Company has entered into an interest rate swap to convert LIBOR-based floating rate interest payments on a certain funding agreement to fixed rate interest payments. This structure is basically the same as that described regarding the CPI-based agreements and swaps.

Derivative Instruments Not Designated and Not Qualifying as Hedging Instruments

The Company uses various other derivative instruments for risk management purposes that do not qualify for hedge accounting treatment. Changes in the fair value of these derivatives are recognized in earnings during the period of change.

Derivatives related to variable annuity contracts

- The Company uses equity, interest rate, and currency futures to mitigate the risk related to certain guaranteed minimum benefits, including GMWB, within our variable annuity products. In general, the cost of such benefits varies with the level of equity and interest rate markets, foreign currency levels, and overall volatility. The equity futures resulted in net pre-tax losses of $30.1 million and $42.3 million, and interest rate futures resulted in pre-tax gains of $164.2 million and a pre-tax loss of $11.8 million, for the year ended December 31, 2011 and 2010, respectively. Currency futures resulted in net pre-tax gains of $3.0 million, for the year ended December 31, 2011.
- The Company uses equity options, volatility swaps, and interest rate swaps to mitigate the risk related to certain guaranteed minimum benefits, including GMWB, within our variable annuity products. In general, the cost of such benefits varies with the level of equity markets and overall volatility. The equity options resulted in net pre-tax losses of $15.1 million, the volatility swaps resulted in net pre-tax losses of $0.2 million, and the interest rate swaps resulted in a net pre-tax gain of $7.7 million for the year ended December 31, 2011, respectively. Such interest rate swaps were not held during the year ended December 31, 2010.
- The Company entered into credit default swaps to partially mitigate the Company's non-performance risk related to certain guaranteed minimum withdrawal benefits within our variable annuity products. The Company reported net pre-tax losses of $7.9 million for the year ended December 31, 2011. Net settlements received were $2.5 million, offset by termination losses of $10.4 million. As of December 31, 2011, the Company did not hold any remaining credit default swaps.
- The Company markets certain variable annuity products with a GMWB rider. The GMWB component is considered an embedded derivative, not considered to be clearly and closely related to the host contract. The Company recognized pre-tax losses of $127.5 million and $5.7 million for the year ended December 31, 2011 and 2010, respectively, related to these embedded derivatives.

Other Derivatives

- The Company previously entered into credit default swaps to enhance the return on its investment portfolio. The Company reported net pre-tax losses of $0.5 million for the year ended December 31, 2011, and pre-tax gains of $1.4 million for the year ended December 31, 2010, respectively, related to their change in fair value and premium income earned. As of December 31, 2011, no credit default swaps were outstanding.
- The Company uses certain interest rate swaps to mitigate the price volatility of fixed maturities. The Company recognized pre-tax losses of $11.3 million and $8.4 million on interest rate swaps for the year ended December 31, 2011 and 2010, respectively. The net losses for the year ended December 31, 2011, were the result of $10.4 million in realized losses due to terminations, $3.1 million in realized losses due to interest settlements, and $2.2 million in unrealized gains.
- The Company purchased interest rate caps during the year ended December 31, 2011, to mitigate the Company's credit risk with respect to the Company's LIBOR exposure and the potential impact of European financial market distress. These caps resulted in net pre-tax losses of $2.8 million for the year ended December 31, 2011.

- The Company uses other types of derivatives to manage risk related to other exposures. The Company recognized pre-tax losses of $0.5 million for the year ended December 31, 2011. The Company recognized gains of $0.8 million for the year ended December 31, 2010.
- The Company is involved in various modified coinsurance and funds withheld arrangements which contain embedded derivatives. Changes in their fair value are recorded in current period earnings. The investment portfolios that support the related modified coinsurance reserves and funds withheld arrangements had mark-to-market changes which substantially offset the gains or losses on these embedded derivatives. The Company recognized pre-tax losses of $134.3 million and $68.0 million for the year ended December 31, 2011 and 2010, respectively.

The tables below present information about the nature and accounting treatment of the Company's primary derivative financial instruments and the location in and effect on the consolidated financial statements for the periods presented below:

	As of December 31,			
	2011		2010	
	Notional Amount	Fair Value	Notional Amount	Fair Value
	(Dollars In Thousands)			
Other long-term investments				
Cash flow hedges:				
Inflation	$ 7,068	$ 1	$ —	$ —
Derivatives not designated as hedging instruments:				
Interest rate swaps	125,000	5,118	25,000	3,808
Credit default swaps	—	—	—	—
Embedded derivative—Modco reinsurance treaties	30,001	2,038	29,563	2,687
Embedded derivative—GMWB	826,790	10,665	1,099,902	22,378
Interest rate futures	615,445	6,393	—	—
Equity futures	49,631	837	—	—
Currency futures	57,912	976	—	—
Interest rate caps	3,000,000	2,666	—	—
Other	440,224	19,551	95,000	6,794
	$5,152,071	$ 48,245	$1,249,465	$ 35,667
Other liabilities				
Cash flow hedges:				
Inflation	$ 244,399	$ 8,863	$ 293,379	$ 12,005
Interest rate	75,000	3,443	75,000	6,747
Derivatives not designated as hedging instruments:				
Credit default swaps	—	—	25,000	1,099
Interest rate swaps	25,000	3,064	110,000	9,137
Embedded derivative—Modco reinsurance treaties	2,761,686	279,799	2,842,862	146,105
Embedded derivative—GMWB	3,741,688	157,813	1,494,657	41,990
Interest rate futures	270,019	1,148	598,357	16,764
Equity futures	189,765	1,454	327,321	7,231
Currency futures	14,348	126	—	—
Other	—	—	338,438	2,433
	$7,321,905	$455,710	$6,105,014	$243,511

Gain (Loss) on Derivatives in Cash Flow Relationship

	For The Year Ended December 31, 2011			For The Year Ended December 31, 2010		
	Realized investment gains (losses)	Benefits and settlement expenses	Other comprehensive income (loss)	Realized investment gains (losses)	Benefits and settlement expenses	Other comprehensive income (loss)
	(Dollars In Thousands)					
Gain (loss) recognized in other comprehensive income (loss) (effective portion):						
Interest rate	$ —	$ —	$ (272)	$ —	$ —	$(2,979)
Inflation	—	—	2,468	—	—	3,494
Gain (loss) reclassified from accumulated other comprehensive income (loss) into income (effective portion):						
Interest rate	$ —	$(3,581)	$ —	$ —	$(6,650)	$ —
Inflation	—	(276)	—	—	(3,303)	—
Gain (loss) recognized in income (ineffective portion):						
Inflation	$(359)	$ —	$ —	$116	$ —	$ —

Based on the expected cash flows of the underlying hedged items, the Company expects to reclassify $4.6 million out of accumulated other comprehensive income (loss) into earnings during the next twelve months.

Realized investment gains (losses)—derivative financial instruments

	For The Year Ended December 31,		
	2011	2010	2009
	(Dollars In Thousands)		
Derivatives related to variable annuity contracts:			
Interest rate futures—VA	$ 164,221	$ (11,778)	$ —
Equity futures—VA	(30,061)	(42,258)	—
Currency futures—VA	2,977	—	—
Volatility swaps—VA	(239)	(2,433)	—
Equity options—VA	(15,051)	(1,824)	—
Interest rate swaps—VA	7,718	—	—
Credit default swaps—VA	(7,851)	—	—
Embedded derivative—GMWB	(127,537)	(5,728)	19,722
Total derivatives related to variable annuity contracts	(5,823)	(64,021)	19,722
Embedded derivative—Modco reinsurance treaties	(134,340)	(67,989)	(252,698)
Derivatives related to corporate debt	—	—	(125)
Interest rate swaps	(11,264)	(8,427)	39,317
Interest rate caps	(2,801)	—	—
Interest rate futures	—	—	6,889
Credit default swaps	(548)	1,389	3,351
Other derivatives	(475)	799	5,591
	$(155,251)	$(138,249)	$(177,953)

Realized investment gains (losses)—all other investments

	For The Year Ended December 31,		
	2011	2010	2009
	(Dollars In Thousands)		
Modco trading portfolio[1]	$164,224	$109,399	$285,178

[1] The Company elected to include the use of alternate disclosures for trading activities

22. OPERATING SEGMENTS

The Company has several operating segments each having a strategic focus. An operating segment is distinguished by products, channels of distribution, and/or other strategic distinctions. The Company periodically evaluates its operating segments, as prescribed in the ASC Segment Reporting Topic, and makes adjustments to its segment reporting as needed. A brief description of each segment follows.

- The Life Marketing segment markets UL, variable universal life, bank-owned life insurance ("BOLI"), and level premium term insurance ("traditional") products on a national basis primarily through networks of independent insurance agents and brokers, stockbrokers, and independent marketing organizations.

- The Acquisitions segment focuses on acquiring, converting, and servicing policies acquired from other companies. The segment's primary focus is on life insurance policies and annuity products that were sold to individuals. In the ordinary course of business, the Acquisitions segment regularly considers acquisitions of blocks of policies or insurance companies. The level of the segment's acquisition activity is predicated upon many factors, including available capital, operating capacity, potential return on capital, and market dynamics. Policies acquired through the Acquisitions segment are typically "closed" blocks of business (no new policies are being marketed). Therefore, earnings and account values are expected to decline as the result of lapses, deaths, and other terminations of coverage unless new acquisitions are made.

- The Annuities segment markets fixed and variable annuity products. These products are primarily sold through broker-dealers, financial institutions, and independent agents and brokers.

- The Stable Value Products segment sells fixed and floating rate funding agreements directly to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds. The segment also issues funding agreements to the Federal Home Loan Bank ("FHLB"), and markets guaranteed investment contracts ("GICs") to 401(k) and other qualified retirement savings plans. Additionally, the Company has contracts outstanding pursuant to a funding agreement-backed notes program registered with the United States Securities and Exchange Commission (the "SEC") which offered notes to both institutional and retail investors.

- The Asset Protection segment markets extended service contracts and credit life and disability insurance to protect consumers' investments in automobiles, watercraft, and recreational vehicles. In addition, the segment markets a guaranteed asset protection ("GAP") product. GAP coverage covers the difference between the loan pay-off amount and an asset's actual cash value in the case of a total loss.

- The Corporate and Other segment primarily consists of net investment income (including the impact of carrying excess liquidity), expenses not attributable to the segments above (including interest on certain corporate debt), and a trading portfolio that was previously part of a variable interest entity. This segment includes earnings from several non-strategic or runoff lines of business, various investment-related transactions, the operations of several small subsidiaries, and the repurchase of non-recourse funding obligations.

The Company uses the same accounting policies and procedures to measure segment operating income (loss) and assets as it uses to measure consolidated net income available to PLC's common shareowners and assets. Segment operating income (loss) is income before income tax excluding net realized investment gains and losses (net of the related amortization of DAC and VOBA and participating income from real estate ventures), and the cumulative effect of change in accounting principle. Periodic settlements of derivatives associated with corporate debt and certain investments and annuity products are included in realized gains and losses but are considered part of operating income because the derivatives are used to mitigate risk in items affecting consolidated and segment operating income (loss). Segment operating income (loss) represents the basis on which the performance of the Company's business is internally assessed by management. Premiums and policy fees, other income, benefits and settlement expenses, and amortization of DAC/VOBA are attributed directly to each operating segment. Net investment income is allocated based on directly related assets required for transacting the business of that segment. Realized investment gains (losses) and other operating expenses are allocated to the segments in a manner that most appropriately reflects the operations of that segment. Investments and other assets are allocated based on statutory policy liabilities net of associated statutory policy assets, while DAC/VOBA and goodwill are shown in the segments to which they are attributable.

During the first quarter of 2010, the Company recorded a $7.8 million decrease in reserves related to the final settlement in the runoff Lender's Indemnity line of business within the Asset Protection Division.

During the first quarter of 2011, the Company recorded $8.5 million of pre-tax earnings in the Corporate and Other business segment relating to the settlement of a dispute with respect to certain investments.

There were no significant intersegment transactions during the year ended December 31, 2011 and 2010.

The following tables summarize financial information for the Company's segments:

	For The Year Ended December 31,		
	2011	2010	2009
	(Dollars In Thousands)		
Revenues			
Life Marketing	$1,301,301	$1,219,392	$1,096,396
Acquisitions	982,821	761,344	777,181
Annuities	634,347	502,236	508,856
Stable Value Products	170,115	167,883	220,858
Asset Protection	277,271	267,126	277,003
Corporate and Other	200,287	179,774	187,732
Total revenues	$3,566,142	$3,097,755	$3,068,026
Segment Operating Income (Loss)			
Life Marketing	$ 116,274	$ 147,470	$ 137,826
Acquisitions	157,393	111,143	133,760
Annuities	110,726	53,901	56,642
Stable Value Products	56,780	39,207	61,963
Asset Protection	24,662	29,897	23,229
Corporate and Other	5,767	(25,053)	81,980
Total segment operating income	471,602	356,565	495,400
Realized investment (losses) gains—investments(1)(3)	184,733	107,715	125,352
Realized investment (losses) gains—derivatives(2)	(149,428)	(74,972)	(203,974)
Income tax expense	(167,837)	(129,067)	(145,290)
Net income available to PLC's common shareowners	$ 339,070	$ 260,241	$ 271,488
(1) Realized investment (losses) gains—investments	$ 187,473	$ 112,856	$ 120,149
Less: related amortization of DAC/VOBA	2,740	5,141	(5,203)
	$ 184,733	$ 107,715	$ 125,352
(2) Realized investment gains (losses)—derivatives	$ (155,251)	$ (138,249)	$ (177,953)
Less: settlements on certain interest rate swaps	—	168	3,401
Less: derivative activity related to certain annuities	(5,823)	(63,445)	22,620
	$ (149,428)	$ (74,972)	$ (203,974)
Net investment income			
Life Marketing	$ 446,175	$ 388,061	$ 362,108
Acquisitions	529,261	458,703	479,743
Annuities	507,230	482,264	440,097
Stable Value Products	145,150	171,327	221,688
Asset Protection	26,501	28,820	33,157
Corporate and Other	166,326	154,501	128,243
Total net investment income	$1,820,643	$1,683,676	$1,665,036
Amortization of DAC and VOBA			
Life Marketing	$ 120,884	$ 91,363	$ 144,125
Acquisitions	75,041	64,410	59,025
Annuities	71,060	(3,182)	81,928
Stable Value Products	4,556	5,430	3,471
Asset Protection	41,728	50,007	55,120
Corporate and Other	2,654	1,694	1,900
Total amortization of DAC and VOBA	$ 315,923	$ 209,722	$ 345,569

(3) Includes credit related other-than-temporary impairments of $47.4 million, $41.5 million, and $180.1 million for the year ended December 31, 2011, 2010, and 2009, respectively.

Operating Segment Assets As of December 31, 2011 (Dollars In Thousands)	Life Marketing	Acquisitions	Annuities	Stable Value Products
Investments and other assets	$10,453,496	$11,471,856	$14,872,173	$2,767,163
Deferred policy acquisition costs and value of business acquired	2,582,687	824,277	548,494	2,347
Goodwill	10,192	38,713	—	—
Total assets	$13,046,375	$12,334,846	$15,420,667	$2,769,510

	Asset Protection	Corporate and Other	Adjustments	Total Consolidated
Investments and other assets	$723,635	$8,473,855	$21,491	$48,783,669
Deferred policy acquisition costs and value of business acquired	77,340	1,612	—	4,036,757
Goodwill	62,671	83	—	111,659
Total assets	$863,646	$8,475,550	$21,491	$52,932,085

Operating Segment Assets As of December 31, 2010 (Dollars In Thousands)	Life Marketing	Acquisitions	Annuities	Stable Value Products
Investments and other assets	$ 9,623,991	$10,270,540	$12,603,533	$3,069,330
Deferred policy acquisition costs and value of business acquired	2,475,621	810,681	471,163	6,903
Goodwill	10,192	41,812	—	—
Total assets	$12,109,804	$11,123,033	$13,074,696	$3,076,233

	Asset Protection	Corporate and Other	Adjustments	Total Consolidated
Investments and other assets	$691,973	$7,313,232	$23,686	$43,596,285
Deferred policy acquisition costs and value of business acquired	83,878	3,497	—	3,851,743
Goodwill	62,671	83	—	114,758
Total assets	$838,522	$7,316,812	$23,686	$47,562,786

23. CONSOLIDATED QUARTERLY RESULTS—UNAUDITED

The Company's unaudited consolidated quarterly operating data for the year ended December 31, 2011 and 2010 is presented below. In the opinion of management, all adjustments (consisting only of normal recurring items) necessary for a fair statement of quarterly results have been reflected in the following data. It is also management's opinion, however, that quarterly operating data for insurance enterprises are not necessarily indicative of results that may be expected in succeeding quarters or years. In order to obtain a more accurate indication of performance, there should be a review of operating results, changes in shareowners' equity, and cash flows for a period of several quarters.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars In Thousands, Except Per Share Amounts)			
2011				
Premiums and policy fees	$ 666,343	$ 716,586	$ 696,978	$ 720,233
Reinsurance ceded	(331,808)	(364,248)	(326,967)	(371,652)
Net of reinsurance ceded	334,535	352,338	370,011	348,581
Net investment income	444,213	448,785	462,926	464,719
Realized investment gains (losses)	(13,877)	14,437	30,585	1,077
Other income	72,209	87,224	75,859	72,520
Total revenues	837,080	902,784	939,381	886,897
Total benefits and expenses	732,985	759,511	808,178	758,316
Income before income tax	104,095	143,273	131,203	128,581
Income tax expense	36,629	49,909	42,589	38,710
Net income	67,466	93,364	88,614	89,871
Less: Net income (loss) attributable to noncontrolling interests	(51)	296	—	—
Net income available to PLC's common shareowners	$ 67,517	$ 93,068	$ 88,614	$ 89,871
Net income available to PLC's common shareowners—basic	$ 0.78	$ 1.08	$ 1.05	$ 1.08
Average shares outstanding—basic	86,603,228	86,346,216	84,722,232	83,205,456
Net income available to PLC's common shareowners—diluted	$ 0.77	$ 1.06	$ 1.03	$ 1.06
Average shares outstanding—diluted	87,820,085	87,653,731	86,004,571	84,464,572
2010				
Premiums and policy fees	$ 628,772	$ 679,241	$ 640,265	$ 677,116
Reinsurance ceded	(305,829)	(379,729)	(334,040)	(388,742)
Net of reinsurance ceded	322,943	299,512	306,225	288,374
Net investment income	411,997	422,500	429,548	419,631
Realized investment gains (losses)	12,958	(68,982)	9,138	21,493
Other income	43,872	59,072	58,190	61,284
Total revenues	791,770	712,102	803,101	790,782
Total benefits and expenses	690,494	647,642	696,104	674,652
Income before income tax	101,276	64,460	106,997	116,130
Income tax expense	31,570	23,216	36,626	37,655
Net income	69,706	41,244	70,371	78,475
Less: Net income (loss) attributable to noncontrolling interests	(73)	(127)	(77)	(168)
Net income available to PLC's common shareowners	$ 69,779	$ 41,371	$ 70,448	$ 78,643
Net income available to PLC's common shareowners—basic	$ 0.81	$ 0.48	$ 0.81	$ 0.91
Average shares outstanding—basic	86,500,199	86,562,379	86,603,569	86,600,622
Net income available to PLC's common shareowners—diluted	$ 0.80	$ 0.47	$ 0.80	$ 0.90
Average shares outstanding—diluted	87,551,386	87,666,035	87,701,592	87,781,602

24. SUBSEQUENT EVENTS

The Company has evaluated the effects of events subsequent to December 31, 2011, and through the date we filed our consolidated financial statements with the United States Securities and Exchange Commission. All accounting and disclosure requirements related to subsequent events are included in our consolidated financial statements.

In January of 2012, the Company repurchased $110.8 million of its outstanding non-recourse funding obligations. These repurchases resulted in a $35.5 million pre-tax gain for the Company.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareowners of
Protective Life Corporation

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Protective Life Corporation and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index appearing under Item 15(2) present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Report in Internal Controls Over Financial Reporting" appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedules, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in "Management's Report on Internal Controls Over Financial Reporting" appearing under Item 9A, management has excluded the administrative systems and processes including those currently being provided by third parties (the "systems and processes") for the blocks of life and health business reinsured during 2011 (the "business") from Liberty Life Insurance Company ("Liberty Life") from its assessment of internal control over financial reporting as of December 31, 2011. We have also excluded the systems and processes for the business from Liberty Life from our audit of internal control over financial reporting. The business from Liberty Life represents revenues and pre-tax income of 4.9% and 7.5%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2011.

As discussed in Note 10 to the consolidated financial statements, the Company changed its method of accounting related to the consolidation of variable interest entities effective January 1, 2010.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Birmingham, Alabama
February 28, 2012

SCHEDULE II—CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF INCOME
PROTECTIVE LIFE CORPORATION
(Parent Company)

	For The Year Ended December 31,		
	2011	2010	2009
	(Dollars In Thousands)		
Revenues			
Dividends from subsidiaries*	$224,179	$ 5,576	$ 929
Service fees from subsidiaries*	151,934	139,024	133,253
Net investment income (loss)	62,644	52,380	9,540
Realized investment gains (losses)	(248)	6,400	(1,114)
Other income	—	617	106
Total revenues	438,509	203,997	142,714
Expenses			
Operating and administrative	82,759	75,725	67,669
Interest—subordinated debt	37,604	37,604	22,985
Interest—other	98,809	101,008	67,227
Total expenses	219,172	214,337	157,881
Income (loss) before income tax and other items below	219,337	(10,340)	(15,167)
Income tax (benefit) expense			
Current	9,722	(14,021)	877
Deferred	(10,665)	7,545	(6,690)
Total income tax (benefit) expense	(943)	(6,476)	(5,813)
Income (loss) before minority interest	220,280	(3,864)	(9,354)
Equity in undistributed income (loss) of subsidiaries*	119,035	263,669	280,842
Net income[1]	$339,315	$259,805	$271,488

(1) Excludes noncontrolling interests related to the Company's subs.

See Notes to Consolidated Financial Statements
* Eliminated in Consolidation

SCHEDULE II—CONDENSED FINANCIAL INFORMATION OF REGISTRANT BALANCE SHEETS PROTECTIVE LIFE CORPORATION (Parent Company)

	As of December 31, 2011	2010
	(Dollars In Thousands)	
Assets		
Fixed maturities	$ 36	$ 36
Equity securities	42,819	42,157
Surplus notes from affiliate	800,000	800,000
Investments in subsidiaries (equity method)*	5,509,332	4,691,671
Total investments	6,352,187	5,533,864
Cash	63,361	1,693
Receivables from subsidiaries*	23,884	20,370
Property and equipment, net	342	672
Goodwill	10,275	10,275
Income tax receivable	—	8,510
Deferred tax asset	10,478	—
Other	1	2
Total assets	$6,460,528	$5,575,386
Liabilities		
Accrued expenses and other liabilities	$ 139,346	$ 109,602
Accrued income taxes	9,974	—
Deferred income taxes	—	9,667
Notes to affiliates	46,000	98,424
Debt	1,520,000	1,501,852
Subordinated debt securities	524,743	524,743
Total liabilities	2,240,063	2,244,288
Commitments and contingencies—Note 3		
Shareowners' equity		
Preferred stock		
Common stock	$ 44,388	$ 44,388
Additional paid-in-capital	598,106	586,592
Treasury stock	(107,740)	(26,072)
Retained earnings, including undistributed income of subsidiaries: (2011—$3,024,345; 2010—$2,905,310)	2,719,492	2,432,936
Accumulated other comprehensive income (loss):		
Net unrealized gains (losses) on investments, all from subsidiaries, net of income tax: (2011—$578,780; 2010—$195,096)	1,074,878	362,321
Net unrealized gains (losses) relating to other-than-temporary impaired investments for which a portion has been recognized in earnings, net of income tax; (2011—$(18,428); 2010—$(5,223))	(34,224)	(9,700)
Accumulated gain (loss)—derivatives, net of income tax: (2011—$(4,111); 2010—$(6,335))	(7,634)	(11,802)
Postretirement benefits liability adjustment, net of income tax: (2011—$(35,970); 2010—$(25,612))	(66,801)	(47,565)
Total shareowners' equity	4,220,465	3,331,098
Total liabilities and shareowners' equity[1]	$6,460,528	$5,575,386

(1) Excludes noncontrolling interests related to the Company's subs.

See Notes to Consolidated Financial Statements

* Eliminated in Consolidation

SCHEDULE II—CONDENSED FINANCIAL INFORMATION OF REGISTRANT STATEMENTS OF CASH FLOWS PROTECTIVE LIFE CORPORATION (Parent Company)

	For The Year Ended December 31,		
	2011	2010	2009
	(Dollars In Thousands)		
Cash flows from operating activities			
Net income	$ 339,315	$ 259,805	$ 271,488
Adjustments to reconcile net income to net cash provided by operating activities:			
Realized investment (gains) losses	248	(6,400)	1,114
Equity in undistributed (net income) loss of subsidiaries*	(119,035)	(263,669)	(280,842)
Depreciation expense	330	399	434
Receivables from subsidiaries*	(3,514)	17,992	(5,520)
Income tax receivable	8,510	(8,510)	1,573
Deferred tax asset	(10,478)	—	—
Deferred income taxes	(9,667)	10,729	(6,978)
Accrued income taxes	10,836	(1,664)	639
Accrued expenses and other liabilities	29,531	515	36,743
Other, net	10,703	7,643	(3,244)
Net cash provided by operating activities	256,779	16,840	15,407
Cash flows from investing activities			
Sale of investments, available-for-sale	—	214	(175)
Purchase of and/or additional investments in subsidiaries*	(25,661)	(12,979)	(174,496)
Redemption (purchase) of non-recourse funding obligations	—	180,000	(850,000)
Change in other long-term investments	—	—	10,593
Change in short-term investments, net	—	7,750	(4,789)
Net cash (used in) provided by investing activities	(25,661)	174,985	(1,018,867)
Cash flows from financing activities			
Borrowings	45,000	132,000	1,052,000
Principal payments on line of credit arrangements and debt	(26,852)	(275,000)	(122,000)
Issuance of common stock	—	—	132,575
Repurchase of common stock	(82,671)	—	—
Payments to affiliates*	(52,424)	(887)	(6,428)
Dividends to shareowners	(52,503)	(46,250)	(37,339)
Other financing activities, net	—	—	(18,380)
Net cash (used in) provided by financing activities	(169,450)	(190,137)	1,000,428
Change in cash	61,668	1,688	(3,032)
Cash at beginning of year	1,693	5	3,037
Cash at end of year	$ 63,361	$ 1,693	$ 5

See Notes to Consolidated Financial Statements
* Eliminated in Consolidation

SCHEDULE II—CONDENSED FINANCIAL INFORMATION OF REGISTRANT PROTECTIVE LIFE CORPORATION (Parent Company) NOTES TO CONDENSED FINANCIAL INFORMATION

The Company publishes consolidated financial statements that are its primary financial statements. Therefore, this parent company condensed financial information is not intended to be the primary financial statements of the Company, and should be read in conjunction with the consolidated financial statements and notes, including the discussion of significant accounting policies, thereto of Protective Life Corporation and subsidiaries.

1. BASIS OF PRESENTATION

Nature of Operations

Protective Life Corporation ("the Company" or "PLC") is a holding company whose subsidiaries provide financial services through the production, distribution, and administration of insurance and investment products.

2. DEBT AND OTHER OBLIGATIONS

Debt and Subordinated Debt Securities

Debt and subordinated debt securities are summarized as follows:

	As of December 31,	
	2011	2010
	(Dollars In Thousands)	
Debt (year of issue):		
Revolving Line Of Credit	$ 170,000	$ 142,000
7.45% Medium-Term Notes (1996), due 2011	—	9,852
4.30% Senior Notes (2003), due 2013	250,000	250,000
4.875% Senior Notes (2004), due 2014	150,000	150,000
6.40% Senior Notes (2007), due 2018	150,000	150,000
7.375% Senior Notes (2009), due 2019	400,000	400,000
8.00% Senior Notes (2009), due 2024, callable 2014	100,000	100,000
8.45% Senior Notes (2009), due 2039	300,000	300,000
Total Debt	$1,520,000	$1,501,852
Subordinated debt securities (year of issue):		
7.50% Subordinated Debentures (2001), due 2031, callable 2006	$ 103,093	$ 103,093
7.25% Subordinated Debentures (2002), due 2032, callable 2007	118,557	118,557
6.125% Subordinated Debentures (2004), due 2034, callable 2009	103,093	103,093
7.25% Capital Securities (2006), due 2066, callable 2011	200,000	200,000
Total subordinated debt securities	$ 524,743	$ 524,743

During the year ended December 31, 2011, the Company's Medium-Term Notes of $9.9 million matured and were paid in full, along with applicable accrued interest.

For the next five years, the Company's future maturities of debt, excluding notes payable to banks, and subordinated debt securities are $250.0 million in 2013, $150.0 million in 2014, and $1,474.7 million thereafter.

Under a revolving line of credit arrangement, the Company has the ability to borrow on an unsecured basis up to an aggregate principal amount of $500 million (the "Credit Facility"). The Company has the right in certain circumstances to request that the commitment under the Credit Facility be increased up to a maximum principal amount of $600 million. Balances outstanding under the Credit Facility accrue interest at a rate equal to (i) either the prime rate or the London Interbank Offered Rate ("LIBOR"), plus (ii) a spread based on the ratings of the Company's senior unsecured long-term debt. The Credit Agreement provides that the Company is liable for the full amount of any obligations for borrowings or letters of credit, including those of PLICO, under the Credit Facility. The maturity date on the Credit Facility is April 16, 2013. There was an outstanding balance of $170.0 million at an interest rate of LIBOR plus 0.40% under the Credit Facility as of December 31, 2011. The Company was not aware of any non-compliance with the financial debt covenants of the Credit Facility as of December 31, 2011.

The Company has also accessed capital from subordinated debt securities issued to wholly owned subsidiary trusts. Securities currently outstanding were offered through a series of trusts (PLC Capital Trust III, PLC Capital Trust IV, and PLC Capital Trust V). These trusts were formed solely to issue preferred securities (TOPrS) and use the proceeds thereof to purchase the Company's subordinated debentures. The sole assets of the trusts are these subordinated debt securities. The Company irrevocably guarantees the principal obligations of the trusts. Under the terms of the subordinated debentures, the Company has the right to extend interest payment periods up to five consecutive years. Consequently, dividends on the preferred securities may be deferred (but will continue to accumulate, together with additional dividends on any accumulated but unpaid dividends at the dividend rate) by the trusts during any such extended interest payment period.

In May 2003, the Company closed on offerings of $250.0 million of 4.30% Senior Notes due in 2013. These senior notes were offered and sold pursuant to the Company's shelf registration statement on Form S-3. Under the terms of the Senior Notes, interest is payable semi-annually on June 1 and December 1 of each year, commencing on December 1, 2003.

In October 2004, the Company closed on offerings of $150.0 million of 4.875% Senior Notes due in 2014. These senior notes were offered and sold pursuant to the Company's shelf registration statement on Form S-3. Under the terms of the Senior Notes, interest is payable semi-annually on May 1 and November 1 of each year, commencing on May 1, 2005.

In connection with the Chase Insurance Group acquisition, on July 3, 2006, the Company issued $200.0 million of 7.25% Capital Securities due 2066 (the "Capital Securities"), from which net proceeds of approximately $193.8 million were received. Under the terms of the Capital Securities, the Company has the option to defer interest payments, subject to certain limitations, for periods of up to five consecutive years. The Capital Securities are redeemable at the Company's option on or after June 30, 2011.

In December 2007, the Company issued a new series of debt securities of $150.0 million of 6.40% Senior Notes due 2018 (the "Senior Notes"), from which net proceeds of approximately $148.7 million were received. Under the terms of the Senior Notes, interest on the Senior Notes is payable semi-annually in arrears on January 15 and July 15. The maturity date is January 15, 2018.

On October 9, 2009, the Company closed on offerings of $400 million of its senior notes due in 2019, $100 million of its senior notes due in 2024, and $300 million of its senior notes due in 2039, for an aggregate principal amount of $800 million. These senior notes were offered and sold pursuant to the Company's shelf registration statement on Form S-3. The Company used the net proceeds from the offering of the Notes to purchase $800 million in aggregate principal amount of newly-issued surplus notes of Golden Gate. Golden Gate used a portion of the proceeds from the sale of the surplus notes to the Company to repurchase, at a discount, $800 million in aggregate principal amount of its outstanding Series A floating rate surplus notes that were held by third parties. This repurchase resulted in a $126.3 million pre-tax gain, net of deferred issue costs. As a result of these transactions, the Company is the sole holder of the total $800.0 million of outstanding Golden Gate surplus notes, which is eliminated at the consolidated level.

Interest Expense

The Company uses interest rate swap agreements to convert a portion of our debt from a fixed interest rate to a floating rate. These interest rate swap agreements do not qualify as hedges of the corresponding long-term debt or subordinated debt securities. Interest expense on long-term debt, subordinated debt securities, and short-term debt totaled $136.4 million, $138.6 million, and $90.2 million for the year ended December 31, 2011, 2010, and 2009, respectively. The $2.2 million decrease in 2011 as compared to 2010, primarily related to the decrease in the balance on a note with an affiliate and the repayment of the medium term notes.

3. COMMITMENTS AND CONTINGENCIES

The Company has entered into indemnity agreements with each of its current directors that provide, among other things and subject to certain limitations, a contractual right to indemnification to the fullest extent permissible under the law. The Company has agreements with certain of its officers providing up to $10 million in indemnification. These obligations are in addition to the customary obligation to indemnify officers and directors contained in the Company's governance documents.

The Company leases a building contiguous to its home office. The lease extends to January 2014. At the end of the lease term, the Company may purchase the building for approximately $75 million. The following is a schedule by year of future minimum rental payments required under these leases:

Year	Amount
	(Dollars In Thousands)
2012	$ 737
2013	735
2014	75,070

In connection with the issuance of non-recourse funding obligations by Golden Gate Captive Insurance Company ("Golden Gate"), a wholly owned subsidiary of Protective Life Insurance Company ("PLICO") PLC's largest subsidiary, the Company has agreed to indemnify Golden Gate for certain costs and obligations (which obligations do not include payment of principal and interest on the notes). In addition, the Company has entered into certain support agreements with Golden Gate obligating the Company to make capital contributions to Golden Gate or provide support related to certain of Golden Gate's expenses and in certain circumstances, to collateralize certain of the Company's obligations to Golden Gate.

In connection with the issuance of non-recourse funding obligations by Golden Gate II Captive Insurance Company ("Golden Gate II") a wholly owned subsidiary of PLICO, PLC's largest subsidiary, the Company has entered into certain support agreements with Golden Gate II obligating it to provide support payments to Golden Gate II under certain adverse interest rate conditions and to the extent of any reduction in the reinsurance premiums received by Golden Gate II due to an increase in the premium rates charged to PLICO under its third party yearly renewable term reinsurance agreements that reinsure a portion of the mortality risk of the policies that are ceded to Golden Gate II. In addition, the Company has entered into a support agreement with Golden Gate II obligating it to pay or make capital contributions to Golden Gate II in respect of certain of Golden Gate II's expenses and in certain circumstances to collateralize certain of the Company's obligations to Golden Gate II. In addition, at the time Golden Gate II sold surplus notes for deposits into certain Delaware Trusts (the "Trusts") which in turn issued securities (the "Securities"), the Company agreed, under certain circumstances, to make certain liquidity advances to the Trusts not in excess of specified amounts of assets held in a reinsurance trust of which PLICO is the beneficiary and Golden Gate II is the grantor in the event that the Trusts do not have sufficient funds available to fully redeem the Securities at the stated maturity date. The obligation to make any such liquidity advance is subject to it having a first priority security interest in the residual interest in such reinsurance trust and in the surplus notes.

Golden Gate III Vermont Captive Insurance Company ("Golden Gate III"), a Vermont special purpose financial captive insurance company and wholly owned subsidiary of PLICO, is party to a Reimbursement Agreement (the "Reimbursement Agreement") with UBS AG, Stamford Branch ("UBS"), as issuing lender. Under the original Reimbursement Agreement, dated April 23, 2010, UBS issued a letter of credit (the "LOC") in the initial amount of $505 million to a trust for the benefit of West Coast Life Insurance Company ("WCL"). The LOC balance increased during 2011 in accordance with the terms of the Reimbursement Agreement. The Reimbursement Agreement was subsequently amended and restated effective November 21, 2011, to replace the existing LOC with one or more letters of credit from UBS, and to extend the maturity date from April 1, 2018, to April 1, 2022. The LOC balance was $560 million as of December 31, 2011. Subject to certain conditions, the amount of the LOC will be periodically increased up to a maximum of $610 million in 2013. The term of the LOC is expected to be 12 years, subject to certain conditions including capital contributions made to Golden Gate III by one of its affiliates. The LOC was issued to support certain obligations of Golden Gate III to WCL under an indemnity reinsurance agreement originally effective April 1, 2010, and subsequently amended and restated as of October 1, 2011. The Company entered into a letter agreement (the "Letter Agreement") with UBS, originally dated as of April 23, 2010, and subsequently amended and restated as of November 21, 2011, with respect to the Reimbursement Agreement. Pursuant to the terms of the Letter Agreement, PLC has agreed to guarantee the payment of fees to UBS under the Reimbursement Agreement and a related Fee Letter between PLC and UBS, dated as of November 21, 2011.

Golden Gate IV Vermont Captive Insurance Company ("Golden Gate IV"), a Vermont special purpose financial captive insurance company and wholly owned subsidiary of PLICO, is party to a Reimbursement Agreement with UBS AG, Stamford Branch, as issuing lender. Under the Reimbursement Agreement, dated December 10, 2010, UBS issued an LOC in the initial amount of $270 million to a trust for the benefit of WCL. The LOC balance has increased, in accordance with the terms of the Reimbursement Agreement, each quarter of 2011 and was $455 million as of December 31, 2011. Subject to certain conditions, the amount of the LOC will be periodically increased up to a maximum of $790 million in 2016. The term of the LOC is expected to be 12 years. The LOC was issued to support certain obligations of Golden Gate IV to WCL under an indemnity reinsurance agreement originally effective October 1, 2010, which was subsequently amended and restated as of July 1, 2011. The Company entered into a letter agreement (the "Letter Agreement") with UBS, dated as of December 10, 2010, with respect to the Reimbursement Agreement. Pursuant to the terms of the Letter Agreement, PLC has agreed to guarantee the payment of fees to UBS under the Reimbursement Agreement and a related Fee Letter between PLC and UBS, dated as of December 10, 2010.

4. SHAREOWNERS' EQUITY

Activity in the Company's issued and outstanding common stock is summarized as follows:

	Issued Shares	Treasury Shares	Outstanding Shares
Balance, December 31, 2008	73,251,960	3,346,153	69,905,807
Shares issued	15,525,000	—	15,525,000
(Reissuance of)/deposits to treasury stock	—	(149,996)	149,996
Balance, December 31, 2009	88,776,960	3,196,157	85,580,803
(Reissuance of)/deposits to treasury stock	—	(87,174)	87,174
Balance, December 31, 2010	88,776,960	3,108,983	85,667,977
(Reissuance of)/deposits to treasury stock	—	3,998,782	(3,998,782)
Balance, December 31, 2011	88,776,960	7,107,765	81,669,195

Shareowners have authorized 4,000,000 shares of Preferred Stock, $1.00 par value. Other terms, including preferences, voting, and conversion rights, may be established by the Board of Directors. None of these shares have been issued as of December 31, 2011.

5. SUPPLEMENTAL CASH FLOW INFORMATION

	For The Year Ended December 31,		
	2011	2010	2009
	(Dollars In Thousands)		
Cash paid during the year for:			
Interest paid on debt	$136,590	$125,149	$75,843
Income taxes (reduced by amounts received from affiliates under a tax sharing agreement)	(8,882)	(3,124)	(921)
Noncash investing and financing activities:			
Change in unallocated stock in ESOP	—	—	474
Stock-based compensation	12,517	9,562	3,567

6. DERIVATIVE FINANCIAL INSTRUMENTS

In July 2007, the Company entered into an interest rate floor agreement and also a yearly-renewable-term reinsurance rate cap agreement with Golden Gate II. At that time, the Company received, as consideration for its participation in these agreements, a one-time payment of $6.8 million from Golden Gate II. The floor agreement obligates the Company to pay Golden Gate II the excess, if any, of a specified amount of net investment income per the agreement over its actual net investment income. The cap agreement obligates the Company to pay Golden Gate II the excess, if any, of its actual reinsurance cost with third-party reinsurers over a specified cost per the agreement. Each of these agreements expire on July 10, 2052.

As of December 31, 2011 and 2010, the Company included in its balance sheets a combined liability for these two agreements of $6.4 million and $6.7 million, respectively. During the years ended December 31, 2011 and 2010, the Company included in its statements of income unrealized gains of $0.3 million and $4.8 million, respectively.

SCHEDULE III—SUPPLEMENTARY INSURANCE INFORMATION
PROTECTIVE LIFE CORPORATION AND SUBSIDIARIES

Segment	Deferred Policy Acquisition Costs and Value of Businesses Acquired	Future Policy Benefits and Claims	Unearned Premiums	Stable Value Products, Annuity Contracts and Other Policyholders' Funds	Net Premiums and Policy Fees	Net Investment Income[(1)]	Benefits and Settlement Expenses	Amortization of Deferred Policy Acquisitions Costs and Value of Businesses Acquired	Other Operating Expenses[(1)]	Premiums Written[(2)]
					(Dollars In Thousands)					
For The Year Ended December 31, 2011:										
Life Marketing	$2,582,687	$11,755,841	$ 589,027	$ 274,870	$ 744,819	$ 446,175	$ 978,098	$120,884	$ 86,045	$ 196
Acquisitions	824,277	7,804,207	6,792	3,669,366	414,823	529,261	662,293	75,041	55,792	22,386
Annuities	548,494	1,175,690	103,314	7,497,370	68,319	507,230	390,788	71,060	54,178	—
Stable Value Products	2,347	—	—	2,769,510	—	145,150	81,256	4,556	2,557	—
Asset Protection	77,340	54,249	557,801	1,645	156,143	26,501	99,510	41,728	111,126	146,632
Corporate and Other	1,612	78,002	1,851	50,113	21,361	166,326	21,528	2,654	199,896	21,107
Total	$4,036,757	$20,867,989	$1,258,785	$14,262,874	$1,405,465	$1,820,643	$2,233,473	$315,923	$509,594	$190,321
For The Year Ended December 31, 2010:										
Life Marketing	$2,475,621	$10,910,433	$ 520,589	$ 275,325	$ 736,252	$ 388,061	$ 921,765	$ 91,363	$ 58,794	$ 246
Acquisitions	810,681	6,241,033	16,329	3,857,946	246,698	458,703	512,433	64,410	25,559	766
Annuities	471,163	1,231,374	93,609	6,985,784	42,650	482,264	407,455	(3,182)	36,770	—
Stable Value Products	6,903	—	—	3,076,233	—	171,327	123,365	5,430	3,325	—
Asset Protection	83,878	63,656	550,176	2,371	167,292	28,820	99,836	50,007	87,822	157,137
Corporate and Other	3,497	84,068	2,125	48,216	24,162	154,501	24,575	1,694	197,471	23,961
Total	$3,851,743	$18,530,564	$1,182,828	$14,245,875	$1,217,054	$1,683,676	$2,089,429	$209,722	$409,741	$182,110
For The Year Ended December 31, 2009:										
Life Marketing	$2,277,256	$ 9,969,274	$ 539,061	$ 234,467	$ 653,441	$ 362,108	$ 782,372	$144,125	$ 32,073	$ 492
Acquisitions	839,829	5,878,326	21,805	3,896,074	261,516	479,743	532,992	59,025	14,768	854
Annuities	430,704	1,296,249	54,748	6,248,437	33,831	440,097	350,850	81,928	26,294	—
Stable Value Products	12,112	—	—	3,581,150	—	221,688	154,555	3,471	3,565	—
Asset Protection	97,499	96,027	603,030	2,504	187,294	33,157	127,314	55,120	71,340	175,523
Corporate and Other	5,950	87,404	2,344	44,635	26,564	128,243	29,896	1,900	179,660	26,413
Total	$3,663,350	$17,327,280	$1,220,988	$14,007,267	$1,162,646	$1,665,036	$1,977,979	$345,569	$327,700	$203,282

(1) Allocations of Net Investment Income and Other Operating Expenses are based on a number of assumptions and estimates and results would change if different methods were applied.

(2) Excludes Life Insurance.

SCHEDULE IV—REINSURANCE
PROTECTIVE LIFE CORPORATION AND SUBSIDIARIES

	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
		(Dollars In Thousands)			
For The Year Ended December 31, 2011:					
Life insurance in-force	$728,670,260	$469,530,487	$32,812,882	$291,952,655	11.2%
Premiums and policy fees:					
Life insurance	2,245,320	1,278,232	248,468	1,215,556[(1)]	20.4
Accident/health insurance	43,200	14,456	21,719	50,463	43.0
Property and liability insurance	235,160	101,987	6,273	139,446	4.5
Total	$ 2,523,680	$ 1,394,675	$ 276,460	$ 1,405,465	
For The Year Ended December 31, 2010:					
Life insurance in-force	$753,518,782	$495,056,077	$18,799,243	$277,261,948	6.8%
Premiums and policy fees:					
Life insurance	2,153,278	1,284,428	166,606	1,035,456[(1)]	16.1
Accident/health insurance	49,563	17,137	63	32,489	0.2
Property and liability insurance	248,778	106,775	7,106	149,109	4.8
Total	$ 2,451,619	$ 1,408,340	$ 173,775	$ 1,217,054	
For The Year Ended December 31, 2009:					
Life insurance in-force	$755,263,432	$515,136,471	$19,826,424	$259,953,385	7.6%
Premiums and policy fees:					
Life insurance	2,145,457	1,317,933	97,450	924,974[(1)]	10.5
Accident/health insurance	25,897	24,216	2,482	4,163	59.6
Property and liability insurance	337,450	184,904	80,963	233,509	34.7
Total	$ 2,508,804	$ 1,527,053	$ 180,895	$ 1,162,646	

(1) Includes annuity policy fees of $74.9 million, $43.4 million, and $34.9 million for the years ended December 31, 2011, 2010, and 2009, respectively.

SCHEDULE V—VALUATION AND QUALIFYING ACCOUNTS
PROTECTIVE LIFE CORPORATION AND SUBSIDIARIES

Description	Balance beginning of period	Additions: Charged to costs and expenses	Additions: Charges to other accounts	Deductions	Balance at end of period
	(Dollars In Thousands)				
2011					
Allowance for losses on commercial mortgage loans	$11,650	$11,103	$—	$(16,278)	$ 6,475
2010					
Allowance for losses on commercial mortgage loans	$ 1,725	$11,071	$—	$ (1,146)	$11,650
2009					
Allowance for losses on commercial mortgage loans	$ 2,230	$ 3,320	$—	$ (3,825)	$ 1,725
Bad debt reserve associated with Lender's Indemnity product line	30,611	—	—	(30,611)	—

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Disclosure controls and procedures

In order to ensure that the information the Company must disclose in its filings with the Securities and Exchange Commission is recorded, processed, summarized, and reported on a timely basis, the Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d- 15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), except as otherwise noted below. Based on their evaluation as of the end of the period covered by this Form 10-K, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective. It should be noted that any system of controls, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of any control system is based in part upon certain judgments, including the costs and benefits of controls and the likelihood of future events. Because of these and other inherent limitations of control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within the Company have been detected.

As described in Note 3 to the consolidated financial statements set forth in this periodic report on Form 10-K, the Company acquired United Investors and completed an unrelated reinsurance transaction with Liberty Life effective December 31, 2010 and April 29, 2011, respectively. The Company performed due diligence on these businesses before completing the acquisitions and developed a reasonable level of assurance that the disclosure controls and procedures relating to the administrative system and processes of these businesses were effective. As of December 31, 2011, the Company has completed its own evaluation of the design and operation of disclosure controls and procedures relating to the administrative systems and processes, including those currently being provided by third parties, for the United Investors business and determined that they were effective. Management's evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2011, did not extend to the internal controls relating to the administrative systems and processes including those currently being provided by third parties for the blocks of life and health business reinsured from Liberty Life. From the period of April 29, 2011 through December 31, 2011, the Company recorded revenues and pre-tax income of $175.9 million and $38.2 million, respectively, as a result of the reinsurance transaction with Liberty Life.

(b) Management's report on internal controls over financial reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United

States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework.*

As described in Note 3 to the consolidated financial statements set forth in this periodic report on Form 10-K, the Company completed a reinsurance transaction with Liberty Life effective April 29, 2011. Management's evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2011, did not extend to the internal controls relating to the administrative systems and processes including those currently being provided by third parties for the blocks of life and health business reinsured from Liberty Life. From the period of April 29, 2011 through December 31, 2011, the Company recorded revenues and pre-tax income of $175.9 million and $38.2 million, respectively, as a result of the reinsurance transaction with Liberty Life.

Based on the Company's assessment of internal control over financial reporting, management has concluded that, as of December 31, 2011, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2011, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included in Item 8.

February 28, 2012

(c) Changes in internal control over financial reporting

There have been no changes in the Company's internal control over financial reporting during the period ended December 31, 2011, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. The Company's internal controls exist within a dynamic environment and the Company continually strives to improve its internal controls and procedures to enhance the quality of its financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers and Corporate Governance

The information regarding Executive Officers called for by this item is included in Item 1.

Audit Committee Financial Expert

The Board has determined that the Company has at least one "audit committee financial expert," as defined under applicable United States Securities and Exchange Commission (the "SEC") rules and regulations, and has determined that Ms. Wilson is an audit committee financial expert. While Ms. Wilson possesses the attributes of an "audit committee financial expert," as defined under applicable SEC rules and regulations, she is not and never has been an accountant or an auditor, and this financial expert designation does not impose any duties, obligations or liabilities that are greater than the duties, obligations and liabilities imposed by being a member of the Audit Committee or the Board. The Board has also determined that Ms. Wilson is "independent" as defined under the listing standards of the New York Stock Exchange and the independence standards for audit committee members in the Securities Exchange Act of 1934 and rules thereunder.

The remaining information called for by this item is incorporated by reference to "Election of Directors", "Section 16(a) Beneficial Ownership Reporting Compliance", "Corporate Governance and our Board of Directors", "Audit Committee" and "Board Composition, Nominations and Qualifications" in the Company's definitive proxy statement for the Annual Meeting of Shareowners to be held May 14, 2012.

Item 11. Executive Compensation

The information called for by this Item is incorporated by reference to "Executive Compensation" and "Compensation Committee Interlocks and Insider Participation" in the Company's definitive proxy statement for the Annual Meeting of Shareowners to be held May 14, 2012.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information called for by this Item is incorporated by reference to "Beneficial Ownership" in the Company's definitive proxy statement for the Annual Meeting of Shareowners to be held May 14, 2012.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information called for by this Item is incorporated herein by reference to "Director Independence" and "Related Party Transactions" in the Company's definitive proxy statement for the Annual Meeting of Shareowners to be held May 14, 2012.

Item 14. Principal Accountant Fees and Services

The information called for by this Item is incorporated herein by reference to "Independent Accountant Fees and Services" in the Company's definitive proxy statement for the Annual Meeting of Shareowners to be held May 14, 2012.

PART IV

Item 15. Exhibits and Financial Statement Schedules

The following documents are filed as part of this report:

1. Financial Statements (See Item 8, *Financial Statements and Supplementary Data*)
2. Financial Statement Schedules:

   The Report of Independent Registered Public Accounting Firm which covers the financial statement schedules appears on page 200 of this report. The following schedules are located in this report on the pages indicated.

   All other schedules to the consolidated financial statements required by Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted.

3. Exhibits:

   The items listed below are included as exhibits. The Company will furnish a copy of any of the exhibits listed upon the payment of $5.00 per exhibit to cover the cost of furnishing the exhibit.

Item Number	Document
*2	Stock Purchase Agreement Among Protective Life Insurance Company, United Investors Life Insurance Company, Liberty National Life Insurance Company and Torchmark Corporation dated as of September 13, 2010, filed as Exhibit 2.01 to the Company's Current Report on Form 8-K filed September 17, 2010. (No. 001-11339)
*3(a)	1998 Restated Certificate of Incorporation of the Company filed with the Secretary of State of Delaware on November 12, 1998, filed as Exhibit 3(a) to the Company's Annual Report on Form 10-K/A for the year ended December 31, 1998. (No. 001-12332)
*3(b)	2010 Amended and Restated Bylaws of the Company, as adopted March 1, 2010, filed as Exhibit 3.2 to the Company's Current Report on Form 8-K filed March 5, 2010. (No. 001-11339)
*4(a)	Reference is made to Exhibit 3(a) above. (No. 001-12332)
*4(b)	Reference is made to Exhibit 3(b) above. (No. 333-121791)
*4(c)	Certificate of Trust of PLC Capital Trust III filed as Exhibit 4(bb) to the Company's Registration Statement on Form S-3 filed July 8, 1997. (No. 333-30965)
*4(d)	Declaration of Trust of PLC Capital Trust III filed as Exhibit 4 (ee) to the Company's Registration Statement on Form S-3 filed July 8, 1997. (No. 333-30965)
*4(e)	Form of Amended and Restated Declaration of Trust of PLC Capital III, dated August 22, 2001 filed as Exhibit 4.3 to the Company's Current Filing on Form 8-K filed August 23, 2001. (No. 001-12332)

Item Number	Document
*4(f)	Form of Preferred Security Certificate for PLC Capital Trust III (included in Exhibit 4(e)). (No. 001-12332)
*4(g)	Preferred Securities Guarantee Agreement, dated August 22, 2001 with respect to Preferred Securities issued by PLC Capital Trust III filed as Exhibit 4.4 to the Company's Current Report on Form 8-K filed August 23, 2001. (No. 001-12332)
*4(h)	Certificate of Trust of PLC Capital Trust IV filed as Exhibit 4(cc) to the Company's Registration Statement on Form S-3 filed July 8, 1997. (No. 333-30905)
*4(i)	Declaration of Trust of PLC Capital Trust IV filed as Exhibit 4(ff) to the Company's Registration Statement on Form S-3 filed July 8, 1997. (No. 333-30965)
*4(j)	Form of Amended and Restated Declaration of Trust for PLC Capital Trust IV filed as Exhibit 4.2 to the Company's Current Report on Form 8-K filed September 25, 2002.
*4(k)	Form of Preferred Security Certificate for PLC Capital Trust IV (included as Exhibit A-1 of Exhibit 4(j)).
*4(l)	Form of Guarantee with respect to Preferred Securities of PLC Capital Trust IV filed as Exhibit 4(x) to the Company's Registration Statement on Form S-3 filed July 8, 1997. (No. 333-30905)
*4(m)	Certificate of Trust of PLC Capital Trust V filed as Exhibit 4(cc) to the Company's Registration Statement on From S-3 filed May 5, 2003. (No. 333-105003)
*4(n)	Declaration of Trust of PLC Capital Trust V filed as Exhibit 4(ee) to the Company's Registration Statement on Form S-3 filed May 5, 2003. (No. 333-105003)
*4(o)	Amended and Restated Declaration of Trust of PLC Capital Trust V filed as Exhibit 4.2 to the Company's Current Report on Form 8-K filed on January 28, 2004. (No. 001-11339)
*4(p)	Form of Preferred Security Certificate for PLC Capital Trust V (included as Exhibit A-1 of Exhibit 4 (o)). (No. 001-11339)
*4(q)	Preferred Securities Guarantee Agreement, dated January 27, 2004, with respect to Preferred Securities issued by PLC Capital Trust V filed as Exhibit 4.4 to the Company's Current Report on Form 8-K filed January 28, 2004. (No. 001-11339)
*4(r)	Form of Capital Security of the Company filed as Exhibit 99.5 to the Company's Registration Statement on From 8-A filed on June 30, 2006.
*10(a)†	The Company's Long-Term Incentive Plan Amended and Restated as of December 31, 2008, filed as Exhibit 10(b) to the Company's Annual Report on Form 10-K for the year ended December 31, 2009. (No. 001-11339)
10(a)(1)†	Form of Performance Share Award Letter under the Company's Long-Term Incentive Plan, filed herewith.
*10(a)(2)†	Form of Stock Appreciation Rights Award Letter under the Company's Long-Term Incentive Plan filed as Exhibit 10(b) to the Company's Quarterly Report on Form 10-Q filed November 9, 2004. (No. 001-11339)
*10(b)†	Form of Restricted Stock Units Award Letter filed as Exhibit 10(a) to the Company's Current Report on Form 8-K filed on November 9, 2006. (No. 001-11339)

Item Number	Document
*10(c)	Excess Benefit Plan (Amended and Restated as of December 31, 2008) filed as Exhibit 10(c)(1) to the Company's Annual Report on Form 10-K for the year ended December 31, 2008. (No. 001-11339)
*10(d)†	Form of Indemnity Agreement for Officers filed as Exhibit 10(d)(1) to the Company's Annual Report on Form 10-K for the year ended December 31, 1996. (No. 001-12332)
*10(d)(1)†	Form of the Company's Director Indemnity Agreement filed as Exhibit 10(c) to the Company's Quarterly Report on Form 10-Q filed August 5, 2010. (No. 001-11339)
*10(e)†	Form of the Company's Amended and Restated Employment Continuation Agreement with Executive Officer filed as Exhibit 10(e)(3) to the Company's Annual Report on Form 10-K for the year ended December 31, 2008. (No. 001-11339)
*10(e)(1)†	Form of the Company's Amended and Restated Employment Continuation Agreement with Senior Officer filed as Exhibit 10(e)(4) to the Company's Annual Report on Form 10-K for the year ended December 31, 2008. (No. 001-11339)
*10(e)(2)†	Form of the Company's Amended and Restated Employment Continuation Agreement with Key Officer filed as Exhibit 10(e)(5) to the Company's Annual Report on Form 10-K for the year ended December 31, 2008. (No. 001-11339)
*10(f)†	Company's Deferred Compensation Plan for Directors Who Are Not Employees of the Company (as Amended and Restated as of December 31, 2008) filed as Exhibit 10(f)(2) to the Company's Annual Report on Form 10-K for the year ended December 31, 2008. (No. 001-11339)
*10(g)†	Company's Deferred Compensation Plan for Officers (as Amended and Restated as of January 1, 2009) filed as Exhibit 10(g)(3) to the Company's Annual Report on Form 10-K for the year ended December 31, 2008. (No. 001-11339)
*10(h)†	Stock Plan for Non-Employee Directors of the Company filed as Exhibit 10 to the Company's Quarterly Report on Form 10-Q filed August 9, 2004. (No. 001-11339)
*10(i)	Second Amended and Restated Credit Agreement dated as of April 16, 2008 among the Company, Protective Life Insurance Company, the Several Lenders from Time to Time hereto and Regions Bank, Regions Capital Markets, and Wachovia Capital Markets, LLC and Bank of America, N.A. and Barclays Bank PLC, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed April 18, 2008. (No. 001-11339)
*10(i)(1)	First Amendment to the Second Amended and Restated Credit Agreement dated as of October 2, 2009 among the Company, Protective Life Insurance Company, the lenders and parties thereto and Regions Bank as Administrative Agent, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed October 6, 2009. (No. 001-11339)
*10(j)	Amended and Restated Investment and Participation Agreement dated as of January 11, 2007, among Protective Life Insurance Company and Wachovia Development Corporation, filed as Exhibit 10(c) to the Company's Quarterly Report on Form 10-Q filed May 10, 2007. (No. 001-11339)
*10(k)	Amended and Restated Guaranty dated January 11, 2007 by the Company in favor of Wachovia Development Corporation, filed as Exhibit 10(d) to the Company's Quarterly Report on Form 10-Q filed May 10, 2007. (No. 001-11339)

Item Number	Document
*10(l)	Amended and Clarification of the Tax Allocation Agreement dated January 1, 1988 by and among Protective Life Corporation and its subsidiaries filed as Exhibit 10(h) to Protective Life Insurance Company's Annual Report on Form 10-K for the year ended December 31, 2004. (No. 001-131901)
*10(m)	Common Stock Offering of 17,525,000 common shares at $9.00 per share, Purchase agreement filed as Exhibit 1.1 to the Company's Current Report on Form 8-K filed May 19, 2009. (No. 001-11339)
*10(n)	Note Sale Agreement dated as of October 15, 2009 by and between Golden Gate Captive Insurance Company, an indirect wholly owned subsidiary of the Company, and Dr. Michael Frege, in his capacity as insolvency administrator of Lehman Brothers Bankhaus AG filed as Exhibit 10(o) to the Company's Annual Report on Form 10-K for the year ended December 31, 2009. (No. 001-11339)
*10(o)	Surplus Note Purchase Agreement dated as of October 9, 2009 between Golden Gate Captive Insurance Company, an indirect wholly owned subsidiary of the Company and Long Island International Limited filed as Exhibit 10(p) to the Company's Annual Report on Form 10-K for the year ended December 31, 2009. (No. 001-11339)
10(p)	Amended and Restated Reimbursement Agreement dated as of November 21, 2011 between Golden Gate III Vermont Captive Insurance Company and UBS AG, Stamford Branch.± (No. 001-11339)
10(q)	Amended and Restated Guarantee Agreement dated as of November 21, 2011 between the Company and UBS AG, Stamford Branch. (No. 001-11339)
*10(r)	Stock Purchase Agreement by and among RBC Insurance Holdings (USA) Inc., Athene Holding Ltd., Protective Life Insurance Company and RBC USA Holdco Corporation (soley for purposes of Sections 5.14-5.17 and Articles 7.8 and 10), dated as of October 22, 2010, filed as Exhibit 10.01 to the Company's Current Report on Form 8-K filed October 28, 2010. (No. 001-11339)
*10(s)	Reimbursement Agreement dated as of December 10, 2010 between Golden Gate IV Vermont Captive Insurance Company and UBS AG, Stamford Branch filed as Exhibit 10(u) to the Company's Annual Report on Form 10-K for the year ended December 31, 2010. (No. 001-11339).±
*10(t)	Guaranty Agreement, dated as of December 10, 2010, between the Company and UBS AG, Stamford Branch, filed as Exhibit 10(r) to the Company's Annual Report on Form 10-K for the year ended December 31, 2010. (No. 001-11339).±
*10(u)	Coinsurance Agreement by and between Liberty Life Insurance Company and Protective Life Insurance Company filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed August 5, 2011. (No. 001-11339)
*14	Code of Business Conduct for the Company and all of its subsidiaries, revised August 30, 2010 filed as Exhibit 14 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010. (No. 001-11339).
*14(a)	Supplemental Policy on Conflict of Interest, revised August 30, 2010 for the Company and all of its subsidiaries filed as Exhibit 14(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 2010. (No. 000-11339).
21	Principal Subsidiaries of the Registrant

Item Number	Document
23	Consent of PricewaterhouseCoopers LLP.
24	Powers of Attorney.
31(a)	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31(b)	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32(a)	Certification Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32(b)	Certification Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Financial statements from the annual report on Form 10-K of Protective Life Corporation for the year ended December 31, 2011, filed on February 28, 2012, formatted in XBRL: (i) the Consolidated Statements of Income, (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Shareowners' Equity, (iv) the Consolidated Statement of Cash Flows, and (v) the Notes to Consolidated Financial Statements.

* Incorporated by Reference

† Management contract or compensatory plan or arrangement

± Certain portions of this Exhibit have been omitted pursuant to a request for confidential treatment. The non-public information has been filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTECTIVE LIFE CORPORATION

By: /s/ STEVEN G. WALKER

Steven G. Walker
Senior Vice President, Controller
and Chief Accounting Officer
February 28, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature	Capacity in Which Signed	Date
/s/ JOHN D. JOHNS JOHN D. JOHNS	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer) and Director	February 28, 2012
/s/ RICHARD J. BIELEN RICH BIELEN	Vice Chairman and Chief Financial Officer (Principal Financial Officer)	February 28, 2012
/s/ STEVEN G. WALKER STEVEN G. WALKER	Senior Vice President, Controller, and Chief Accounting Officer (Principal Accounting Officer)	February 28, 2012
* ROBERT O. BURTON	Director	February 28, 2012
* ELAINE L. CHAO	Director	February 28, 2012
* THOMAS L. HAMBY	Director	February 28, 2012
* VANESSA LEONARD	Director	February 28, 2012
* CHARLES D. MCCRARY	Director	February 28, 2012

Signature	Capacity in Which Signed	Date
* JOHN J. MCMAHON, JR.	Director	February 28, 2012
* HANS H. MILLER	Director	February 28, 2012
* MALCOLM PORTERA	Director	February 28, 2012
* C. DOWD RITTER	Director	February 28, 2012
* JESSE J. SPIKES	Director	February 28, 2012
* WILLIAM A. TERRY	Director	February 28, 2012
* W. MICHAEL WARREN, JR.	Director	February 28, 2012
* VANESSA WILSON	Director	February 28, 2012

* John D. Johns, by signing his name hereto, does sign this document on behalf of each of the persons indicated above pursuant to powers of attorney duly executed by such persons and filed with the Securities and Exchange Commission.

By: /s/ JOHN D. JOHNS

JOHN D. JOHNS
Attorney-in-fact

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